Form 20-F
period 2002-12-31
BVR TECHNOLOGIES LTD
filed 2003-07-15
CIK 874516

Commission File No. 1-8201

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

BVR TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)
2 Azrieli Center, Tel Aviv 67021 Israel (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.50 New Israeli Shekels per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
9,837,701

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

        Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled “Risk Factors.” Any forward-looking statements contained in this annual report speak only as of the date of this report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Risk Factors.

PART 1

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information

Selected Financial Data

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information. Our actual results may differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

Risks Relating To Our Company

We are realizing our assets and distributing them to shareholders.

We have taken a series of actions in the past two years aimed at realizing our assets and distributing the proceeds to our shareholders. We have distributed to our shareholders the shares we held in two of our five affiliates which are public companies, VIZRT Ltd. and Nexus Telocation Systems Ltd. We have also distributed approximately $1,500,000 as a cash dividend to our shareholders. As a result of the distribution of our cash reserves, we do not have any ability to make additional investments in our affiliates. Our audit committee and board of directors have approved an agreement pursuant to which we are to sell all of the shares of another of our affiliates, Unisfair Inc., and an agreement to sell our certain intellectual property assets. Another of our affiliates, BrightCom Technologies Ltd., has entered into an agreement to sell all of its assets. We expect that BrightCom will distribute the proceeds of this sale to us and to its other shareholders, but we cannot assess the amount of these proceeds. See “Item 4. Information on the Company. History and Development of the Company” for more information regarding all of the actions and agreements described above. We have also dismissed all of our salaried employees. See “Item 6. Directors, Senior Management And Employees.” for more information.

We intend to complete the process of realizing our assets, if possible, within the period permitted by the tax authorities, in order to make it possible for our shareholders to enjoy the benefits of the tax ruling we have obtained from the Israeli Tax Authorities. See “Item 10. Tax Ruling” for additional information. Following the distribution of our assets we will probably not continue our business.

We may not complete the distribution of our assets within the period permitted by our tax ruling.

In order to enable us to continue to distribute certain of our assets to our shareholders, we requested a tax ruling from the Israeli Income Tax Authority which would permit us to make such distributions under a special arrangement for us and for our shareholders. We reached an arrangement with the Israeli Income Tax Authority, which was approved by our shareholders on April 2, 2002.

The tax ruling grants a special concession to us, allowing us to set off losses from the distribution of securities of publicly-traded companies against capital gains from the sale of securities in privately-held companies. In addition, the ruling accords beneficial treatment to our shareholders. The Tax Ruling is discussed further in Item 10. “Additional Information – Taxation – Tax Ruling”, which is incorporated here by reference.

If we do not complete the distribution of our assets within the period of time determined by the tax ruling, and if the tax authorities do not extend the period of time allowing us to complete this distribution, our shareholders may lose the beneficial treatment allowed by the tax ruling.

We may not have operating income or net income in the future.

During the fiscal year ended December 31, 2002, we had an operating loss of approximately $0.955 million and net loss of approximately $5.083 million. We may not have operating income or net income in the future.

Our quarterly results have fluctuated widely, often causing our share price to decline.

Our operating results and the operating results of our affiliates have fluctuated widely on a quarterly basis during the last several years, and we expect to experience significant fluctuation in future quarterly operating results. Many factors, some of which are beyond our control and the control of our affiliates, have contributed to these quarterly fluctuations in the past and may continue to do so. Such factors include:

  demand for products and services;
  timing of sales of assets;
  market acceptance of new products and services;
  general economic conditions.

We believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our ordinary shares may decline.

We are affected by volatility in the securities markets.

Due to the continuing downturn in the world economy, the securities markets have experienced significant volatility over the last fiscal year that has particularly deleteriously affected the securities of many high-technology companies, including companies that have a significant presence in Israel. Although this volatility has often been unrelated to the operating performance of these companies, they, and particularly those in the fields of communications, software and the Internet, may experience difficulties in raising additional financing required to effectively operate their businesses. As a management holding company, our financial results are directly impacted by our ability to conclude profitable “exit” transactions in certain of our affiliates. If worldwide market conditions in the technology industry do not permit us to conclude these types of transactions, we will not be able to successfully exit from our investments.

Our ordinary share price has been volatile in the past and may be volatile in the future, resulting in lower thanexpected market prices for our shares.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future for reasons related or unrelated to our performance. This volatility may result in market prices for our ordinary shares that are below their value, and you may not be able to resell your shares for more than you paid for them.

Market sales of large amounts of our ordinary shares eligible for future sale may lower the price of our ordinary shares.

As of June 18, 2003 we had 9,837,701 ordinary shares outstanding. All of our outstanding shares are freely tradable. We are unable to predict the effect that sales made under rule 144 or other exempt sales may have on the then-prevailing market price of our ordinary shares. In addition, the potential for those sales even if they do not actually occur, is likely to lower the market price of our ordinary shares.

Due to the continued realization and distribution of our assets, we expect our shares to be imminently delisted fromthe
Nasdaq SmallCap Market, and thus more difficult to sell.

Our ordinary shares are currently quoted on the Nasdaq SmallCap Market. Due to the low market price of our stock, primarily caused by the spin-off of two of our portfolio companies and our cash dividend distributions, and the low trading volume in our stock, all of which will be exacerbated by the continued realization of our assets, our ordinary shares are expected be delisted from the Nasdaq SmallCap Market and be relisted on the over-the-counter bulletin board which is a more limited trading market. Our shareholders may find that our ordinary shares may lack liquidity and are difficult to sell on the over-the-counter bulletin board. The activity of only a few shares could affect the market and may result in wide swings in price and volume.

If we are characterized as a passive foreign investment company for United States federal income tax purposes, ourUnited
States shareholders may suffer adverse tax consequences, including higher tax rates.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for United States federal income tax purposes. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares treated as ordinary income, rather than capital gains. Because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, shareholders are urged to consult their tax advisors regarding whether we are a PFIC for any taxable year.

The value we are able to obtain and distribute to our shareholders is dependent on the financial results of our affiliates.

The value we are able to obtain and distribute to our shareholders are directly impacted by the results of operations of our affiliates. Our affiliates’ financial results may be adversely affected by the following parameters:

  Inability to raise future financing. The distribution of our assets to our shareholders means that we will not be able to make any additional investments in our affiliates. Our affiliates may require additional capital to fund their operating costs. If these companies are unable to obtain financing, their continued operations will be at risk. This may affect the value we are able to realize for our assets.
  Rapid technological change in their respective markets. Our affiliates may not be able to adequately adapt each of their products and services or to introduce or acquire new products and services that can compete successfully with the products of their competitors.
  Risks relating to international sales. As our affiliates generated much of their revenue from sales outside of Israel, they are subject to the may risks inherent in international business activities.
  Inability to protect their intellectual property rights. Our affiliates’ efforts to protect their proprietary intellectual property may not be successful, or may cause them to incur significant legal costs.
  Infringement of intellectual property rights of others. Our affiliates may be subject to infringement claims by third parties.

Our affiliates have experienced operating losses resulting, for two of them, in a deficit equity position.

BrightCom, Coresma and Unisfair have experienced operating losses over the past years, resulting with respect to Coresma and Unisfair in a deficit equity position. Their financial position and operating results raise very substantial doubts about their ability to continue operating as going concerns. However, we note that BrightCom has executed an agreement for the sale of all of its assets, and that we have executed an agreement providing for the sale of all of our securities of Unisfair. See “Item 4. Information on the Company. History and Development of the Company” for more information.

We have been and may continue to be negatively affected by the aftermath of September 11 events.

On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C. In response to these terrorist attacks a United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime, and governmental intelligence authorities issue from time to time warnings of the imminent threat of further attacks against civilian and military installations. In addition, the U.S. and the United Kingdom have lead a coalition of nations in a military campaign to topple the regime of Saddam Hussein in Iraq. These events have had, and we expect will continue for the unforeseeable future to have, an adverse effect on the global economy and could result in a disruption of our business or that of our affiliates.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risk Relating to Our Location in Israel

Hostilities in Israel could harm our operations and those of our affiliates.

We are incorporated under Israeli law and our principal offices, and a portion of our affiliates’ manufacturing and research and development facilities, are located in Israel. Political, economic and military conditions in Israel directly affect our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, there has been an increase in unrest and terrorist activity which began in September 2000 and which has continued with varying levels of severity into 2003. In addition, several Arab countries still restrict business with Israeli companies. The ability of our affiliates to develop and market their products could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

If a substantial number of our or our affiliates’ officers and directors were called for military duty, our operationscould be compromised.

All non-exempt male adult permanent residents of Israel, under the age of 48, as a general rule, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future. While our affiliates have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

Currency fluctuations and the rate of inflation may have a negative effect on our financial results.

Because a substantial portion of our affiliates’ revenues are generated in United States dollars or are linked to the United States dollar while a portion of our affiliates’ expenses are incurred in New Israeli Shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the New Israeli Shekel against the United States dollar. A portion of our expenses, principally salaries and the related personnel expenses, are in New Israeli Shekels. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. If the dollar cost of our affiliates’ operations in Israel increases, our dollar-measured results of operations will be adversely affected. Similarly, if the value of the dollar relative to the NIS increases, the dollar value of assets denominated in NIS (including, for example, accounts receivable or bank accounts in Israel that are denominated in NIS unlinked to the dollar) will decline.

The government grants that our affiliates have received for research and development expenditures restrict ability to manufacture products and transfer technologies outside of Israel and require them to satisfy specified conditions that they may fail to satisfy. If they fail to satisfy these conditions, they may be required to refund grants previously received.

Two of our affiliates received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, commonly referred to as the Chief Scientist, for the financing of a significant portion of such of their research and development expenditures in Israel. The terms of the Chief Scientist grants restrict their ability to manufacture products, or transfer technologies, developed using Chief Scientist grants outside of Israel. This restriction may impair their ability to enter into agreements or arrangements for those products or technologies. In addition, should they fail to comply with any of the conditions imposed by the Chief Scientist, they may be required to refund any payments previously received by them, together with interest and penalties.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. Our executive officers and directors and the Israeli experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon those persons in the United States. Additionally, it may be difficult for an investor, or any other persons or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Item 4. Information on the Company

History and Development of the Company

Our legal and commercial name is BVR Technologies Ltd. We were founded on October 8, 1986 and commenced operations in 1987. We were organized pursuant to the Israeli Companies Law, and we operate under Israeli law and legislation. Our principal executive offices are located at 2 Azrieli Center, 45th Floor, Tel Aviv 67021 Israel. Our telephone number is 972-3-696-6060.

Beginning with our inception in 1986, we engaged in the development, manufacture and marketing of advanced training and computer-based simulation systems for military applications. In 1998, we completed a spin-off of our defense-related activities to BVR Systems (1998) Ltd. (NASDAQ: BVRS), and, consequently, we became a management company with commercial portfolio companies. Our shareholders received one new BVR Systems share for each share of our shares then outstanding. Upon such distribution, our shares continued to be included for trading in the NASDAQ Small Cap Market under the symbol BVRT. The ordinary shares of BVR Systems commenced trading under the symbol “BVRS” on October 23, 1998, and are traded on the NASDAQ Small Cap Market. For purposes of this annual report, unless the context otherwise indicates, all references to BVR Systems assume that BVR Systems has owned and operated the defense-related businesses formerly owned by us, to the same extent that we had, since the commencement of our ownership and operation thereof. We have been granted access to any current and future technological developments of BVR Systems, on a perpetual, royalty-free, non-compete basis. As of May 2003, we entered into an agreement to sell all of our patent rights to BVR Systems, in consideration for the payment of $12,000 plus value added tax. The consummation of such sale is subject to its approval by BVR Systems’ audit committee and board of directors.

We are a high-technology holding company. To date, we have made five investments in high-technology companies. We distributed the shares of our two publicly traded portfolio companies pro-rata among our shareholders. We distributed the shares of Nexus Telocation Systems Ltd. (OTC Bulletin: NXUS) in July 2001 and the shares of VIZRT Ltd. (Frankfurt Market: VIZ) in April 2002. In September 2002 we distributed additional shares of Nexus Telocation Systems Ltd. that we withheld in anticipation of a withholding tax obligation, pursuant to the receipt of a tax ruling that allowed such distribution. See “Item 10. Tax Ruling” for additional information.

Following the distribution of the shares of Nexus and VIZRT, we remained invested in three companies: Coresma Ltd., which operates in the field of broadband access technology, BrightCom Technologies Ltd., which operates in the field of integrated silicon and software “Bluetooth” solutions for smart networking, and Unisfair Inc., which operates in the field of online fair and exhibition through Unisfair Inc.

As of July 13, 2003, we hold 32.48% of BrightCom and 41.33% of Unisfair. As of July 13, 2003, through our wholly-owned subsidiary, E.V.R. Entertainment Application of Virtual Reality (1994) Ltd. (“EVR”), we hold 37% of Coresma.

As of January 9, 2003, our audit committee and board approved an agreement to sell all of the securities that we hold of Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries & Investments Ltd., and to Yaron Sheinman. The consideration we will receive for the sale of our Unisfair securities is $25,000. The consummation of the sale is contingent upon two conditions: the receipt of a waiver of right of first refusal from other Unisfair shareholders and the approval of the sale by our shareholders. We intend to bring the sale before our shareholders for approval at our upcoming shareholders meeting, which should take place around July 2003. Shareholder approval of the sale is required as Clal Industries and Investments Ltd. and Yaron Sheinman are considered to be controlling shareholders of the Company and interested parties. Following such sale we will no longer hold any securities of Unisfair, and will no longer operate in the field of technological platforms to manage and support all aspects of online interactive events.

As of June 15, 2003, our affiliate BrightCom Technologies Ltd. entered into an agreement to sell substantially all of its assets. In consideration for BrightCom’s assets, the buyer will assume certain of BrightCom’s liabilities and will pay BrightCom, through a combination of an initial payment of $50,000 and earn-out payments on sales of BrightCom’s products over time, an amount which can be as little as $50,000 or as much as $15,000,000. We cannot assess the amount of earn-out payments which BrightCom will receive. The consummation of the asset sale is contingent upon a few conditions. Once the asset sale is consummated, we will no longer operate in the field of highly integrated silicon and software solutions for the Bluetooth appliance markets.

In January 2003, we distributed approximately $1,500,000 to our shareholders as cash dividend.

A description of our principal capital expenditures and divestitures for the last three fiscal years and currently in progress is hereby incorporated by reference to Item 5 of this annual report included herein.

A description of our recent capital expenditures and divestitures is hereby incorporated by reference to Note 5 of the Appendix to our Consolidated Financial Statements, attached as Item 17.

BUSINESS OVERVIEW

BVR Technologies Ltd. (BVR) is a high-technology management company with three affiliated companies:

  Coresma Ltd., a 37% owned affiliate.
  BrightCom Technologies Ltd., a 32% owned affiliate. Bright Com is selling all of its assets. See "Item 4. History and Development of the Company" for more information.
  Unisfair Inc., a 41% owned affiliate. We are selling all of the Unisfair securities that we hold. See "Item 4. History and Development of the Company" for more information.

A business overview of each of these affiliates is set forth separately below.

As of April 23, 2002, we distributed all of the shares that we owned in another affiliate, VIZRT Ltd., pro-rata among our shareholders. We no longer own any of the shares of VIZRT.

Business Overview: Coresma

Coresma Ltd., formally named Netgame Ltd., was founded in 1995 in Israel. Coresma Inc., the U.S. subsidiary is located in Palo Alto, California. Coresma’s shareholders include Intel Capital, BVR Technologies, Creative Technologies, Technoplus, Clal Ventures, and STI Ventures.

Coresma aims to be the leading provider of broadband over cable technology for the multiple dwelling unit (“MDU”), small and mid size cable operator markets. It shipped its first generation broadband over cable systems in 1998. Coresma designs broadband access systems, which consist of a subscriber devices (or “CPE” for consumer premise equipment), a headend device (or “CMTS” for cable modem termination systems), and management software that monitors broadband networks. The company sells these access systems to cable operators, real estate investment trust companies, Internet Service Providers, and systems integrators serving the MDU markets. The primary end user locations for the company’s products include apartments, residential communities, hotels, municipalities, universities, and hospitals. By 2004, estimates are that there will be 25.1 million subscribers passed for broadband access in the United States MDU market alone.

Coresma designs subscriber devices, headend systems, and management software technology specifically for the MDU market. The company has established a reputation for designing innovative technology across all of its product categories. In October of 2001, Coresma has announced its second-generation CPE platform, the Phazer PCI Cable Modem. The Phazer PCI is the industry’s first to market “host-based” cable modem, which provides unique architecture and design advantages to achieve a lower cost of delivering broadband access. To date, the company has shipped over 200,000 cable modems.
Coresma designs and sells a line of low cost, scalable CMTS technology designed for broadband over cable. The company is currently shipping both a proprietary headend, NeMo, and a DOCSIS based headend, Quarterback to address unique customer requirements. In 2002, the company began shipping beta versions of its next generation headend, the CC8000. The CC8000 is based on the DOCSIS and EuroDocsis standard, and offers a low cost hardware design that can be field upgraded over time. Coresma CMTS product line features special and unique implementations which lies within the DOCSIS implementations. These features increase the service level and customer implementations.
Coresma has developed management software for both the cable operators/MDU and Hotel market segments. Coresma’s Flexible Operation and Control System (FOCS) is a software application that manages the traffic between the headend and the subscriber devices. FOCS architecture is based on a scalable open interface and featuring modules such as DOCSIS provisioning, quality of service, billing, subscriber access, network monitoring, alarms and devices mediators. Coresma’s NetHotel software application provides in room guest broadband connectivity and integrates into an existing hotel premise management system (PMS), The NetHotel providies features such as in-room billing via the PMS, dynamic network address translation to allow seamless laptop connectivity, and connecting to a hotel’s business center for dynamic print or fax capability.

Coresma Sales and Marketing

Coresma’s sales and marketing division is organized into two primary geographic regions, the Americas and International. Headquarters for the Americas are located in Palo Alto, California through Coresma’s United States subsidiary. The international sales and marketing are headquartered in Rosh Ha’ayin, Israel.

The existing sales channels are via a network of distributors, value-added resellers and Internet service providers in 40 countries. With respect to the Coresma products, Coresma is expanding its marketing efforts to include original equipment manufacturers, including personal computer manufacturers, set-top box manufacturers, Internet appliance companies, broadband solution providers, home networking enablers and network infrastructure companies.

Coresma’s marketing strategy is focused on building market awareness and acceptance of current and future products. The marketing activities include advertising in print and Internet media, participating in industry tradeshows and conducting channel marketing support programs and direct mail campaigns, road shows and seminars.

In 2001, Coresma signed a $4.7 million strategic licensing agreement with Conexant. In 2002, Coresma signed a $1.55 million strategic licensing agreement with STMicro Electronics. Under these agreements, Coresma is licensing the DOCSIS 1.1 host based software in exchange for licensing fees, royalties and access to both companies’ silicon for future Coresma products. These agreements will enable the next generation chip for host-based communication.

A substantial amount of Coresma’s sales in the past have been to one customer. In April 2002 Coresma received a notice from this customer that it intends to purchase substantially less than what it had purchased in the past, and substantially less than Coresma’s expectations. This reduction has had an immediate material adverse affect on Coresma’s results, and is expected to continue to adversely affect Coresma’s results.

In addition, the continuing downturn in the world economy and in the telecommunications industry as a whole have affected Coresma’s results. The operating losses Coresma has experienced as a result of these events have resulted in a deficit equity position.

The following is a breakdown of Coresma’s sales by geographic market:

Year ending December 31,
	United States	Israel	Other
2002	24.38%	1.1%	74.52%
2001	14.75%	1.66%	83.59%
2000	12.70%	2.47%	84.83%

Coresma’s Research and Development

Coresma’s research and development efforts are directed towards the development and application of new products as well as the enhancement of its existing products. Coresma continues to research and develop its core technologies. The development and testing of new products and solutions and the degree to which they will be accepted by the market are inherently unpredictable.

In 1998 and 1997, the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (“OCS”) provided Coresma with grants of approximately $210,000 and $309,000, respectively, for the development of its NeMo cable modem. In connection with the grant, Coresma has undertaken to pay royalties of 3%-5% of the income resulting from the research funded by the grant. Coresma has also undertaken that the know-how and manufacturing rights of the projects funded by the grant will remain in Israel and will not be transferred to another entity without the Chief Scientist’s consent. This restriction does not affect sales of Coresma’s products outside of Israel. Coresma’s grant program with the OCS ended in 1998, and Coresma elected not to renew the program for 1999. As a result, Coresma did not receive grants from the Office of the Chief Scientist from 1999 onwards.

In September 2002, Coresma and BrightCom ceased a joint research and development project. Following the termination of such project, Coresma sold all of its rights to any intellectual property developed during the project to BrightCom, in return for the waiver of a $700,000 debt by BrightCom.

Coresma’s Manufacturing and Suppliers

Coresma contracts for the manufacture of cable modems and integrated circuit boards on a turnkey basis. Several components and subassemblies included in Coresma’s products and solutions are presently obtainable from a single source or a limited group of suppliers and subcontractors. Quality assurance and testing operations are performed in Israel and abroad. A shortage of a single source component or an inability to develop an alternative source on a timely basis, if required, would have a material adverse effect on Coresma’s operating results. Also, there are a number of risks associated with Coresma’s dependence on third-party manufacturers; any manufacturing disruption could impair Coresma’s ability to fulfill orders.

Coresma’s Competition

The markets for Coresma’s products are very competitive and Coresma expects that competition will increase in the future, both with respect to products which Coresma is currently offering, and products which Coresma is developing. Coresma’s current and potential competitors include providers of asymmetric cable modems, other types of cable modems and other broadband CMTS access products. The principal competitors in the data-over-cable market include, Motorola, Inc., Cisco Systems, Inc., Scientific Atlanta Inc., Com21, Inc., Terayon Communication Systems, Inc., Arris and ADC, as well as a number of smaller, more specialized companies. Competitors that compete with Coresma in the hotel in-room access market include CAIS Internet, Inc., and Wayport, Inc.

Coresma’s Intellectual Property Rights and Product Protection

Coresma relies primarily upon a combination of patent, contractual rights, trademarks, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect its proprietary rights in its products and technologies. In addition, Coresma typically enters into nondisclosure and confidentiality agreements with its employees and with suppliers and customers who have access to sensitive information.

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which received grants in order to do so from the Government of Israel, Coresma is affected by the terms of the grants we have received from the OCS. Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products. In addition, manufacturing of products developed with these grants should be performed in Israel (otherwise additional royalties are due, and the rate of royalty payment is increased), and approval must be obtained to transfer technologies developed through projects in which the government participates. A recent amendment to the law governing the operations of the OCS has made clear that transfers of know-how to non-Israeli entities are not possible. See “Item 5. Research and development, patents and licenses, etc.”

Coresma’s Employees

As of June 11, 2003, Coresma employed 30 full-time employees. Of its full-time employees, 15 were employed in research & development and engineering, 5 in sales and marketing, 4 in administration and management, and 6 in operations and support. Coresma also engaged contractors on a regular basis in research and development.

Financing of Coresma

A description of Coresma’s recent financing transactions is hereby incorporated by reference to Note 5 of the Appendix to our Consolidated Financial Statements, attached as Item 17.

In addition, in February 2002, a convertible loan in the amount of $2.5 million granted to Coresma by its shareholders was converted to 1,455,180 shares of Coresma, which were issued to certain of its shareholders which had provided the loan. Issuance of these shares constituted full repayment of the loan.

Coresma has experienced operating losses over the past years, resulting in a deficit equity position. It is currently in default relating to its indebtedness towards numerous suppliers, in an aggregate amount of approximately $1,000,000. Its financial position and operating results raise very substantial doubts about its ability to continue as a going concern.

Management Services We Provide to Coresma

Until July 31, 2002 we provided Coresma with certain management services in consideration for a monthly fee of $10,000. This arrangement is no longer in effect, and Coresma no longer pays us any fees. However, Coresma still owes us certain fees for services granted in the past.

Business Overview: BrightCom

BrightCom has entered into an agreement to sell all of its assets. We expect that BrightCom will distribute the proceeds of this sale to us and to its other shareholders, but we cannot assess the amount of these proceeds. See “Item 4. Information on the Company. History and Development of the Company” for more information.

BrightCom is a fabless wireless communications semiconductor company, founded in August 1998. BrightCom develops and markets integrated silicon and software solutions, focusing on wireless personal area networking over the Bluetooth standard. BrightCom is one of the pioneers of “Bluetooth Application Processors” — integrated chip and software platforms that help customers quickly introduce differentiated products for wireless communications. During 2001, a Bluetooth market researcher from Frost and Sullivan commented that, “BrightCom expected to become a serious competitor in the Bluetooth Silicon market.” Brightcom demonstrated initial sales of development kits and chips during 2001, and has had product sales in the amount of approximately $200,000 in 2002, out of which approximately 50% were sales in the Asian market, and approximately 50% were sales in Europe and the United States.

BrightCom’s IntelliBLUETM product line combines a chip and software system offering, along with reference designs targeted to increase performance and reduce the bill of materials cost of the customer devices. BrightCom’s first Bluetooth Application Processor, the BIC2101, is targeted for serial cable replacement. Its next generation BIC2102 to be sampled in the second quarter of 2002 offers increased functionality and interfaces, such as USB device and Host integration, low power, voice quality and more, making it a highly cost effective solution for headsets, computer accessories and fully embedded products.

BrightCom’s Technology and Products

BrightCom is targeting the Bluetooth wireless appliances market with its comprehensive silicon and software solutions. BrightCom bases its product line for the Bluetooth market on an architecture created by BrightCom, which leverages between hardware machines implemented in VLSI and software/firmware code. The architecture is designed to support scalability and embedded applications. Advanced Application Programming Interfaces (APIs) at different levels allow the product developer flexibility required for maximizing its cost performance.

The Application Processor is RF agnostic, meaning that it can work with virtually any Bluetooth RF chip. This enables BrightCom to offer its customers a choice of RF chip vendors for their product, as per the product requirements (such as cost, power consumption, sensitivity, size and availability)

The IntelliBLUE™ product line of Bluetooth application processors includes:

  BIC2101 - Bluetooth Application processor for serial interfacing;
  BIC2102 - Bluetooth Embedded Application processor; and
  BIC2301 - Bluetooth LAN Access Point targeted for Bluetooth to LAN access points.

All products include a complete suite of Bluetooth software protocol stacks, profiles and applications, forming a complete solution on a chip. These application chips are targeted for a broad application portfolio, including Bluetooth enablers for Computer accessories such as Printers, Digital Cameras, Headsets, Metering Devices, LAN Access Points, Remote Controllers and many others.

BrightCom’s Sales and Marketing

There are many companies already developing Bluetooth technology, many of which are more established, benefit from greater market recognition (especially in the United States) and have greater financial, production and marketing resources than does BrightCom. There can be no assurance that BrightCom will be successful in selecting, developing, manufacturing and marketing its technology in a timely manner. There can be no assurance that the marketplace will find BrightCom’s products or technology preferable to those of its competitors.

BrightCom’s Research and Development

Since it commenced operations, BrightCom has conducted extensive research, development and engineering activities. Its efforts have emphasized the development of new products in response to rapidly evolving customer preferences, technologies and industry standards. All of the products discussed above result from the extensive research and development activities carried on by BrightCom.

There can be no assurance that any of BrightCom’s development efforts will result in commercially successful products, that such products will be released in a timely manner or that BrightCom will be able to respond effectively to technological changes or new product announcements by others.

The market for BrightCom’s products is characterized by rapidly changing technology, short product-life cycles and evolving industry standards. There can be no assurance that BrightCom will be successful in selecting, developing, manufacturing and marketing its technology in a timely manner.

In September 2002, Coresma and BrightCom ceased a joint research and development project. Following the termination of such project, Coresma sold all of its rights to any intellectual property developed during the project to BrightCom, in return for the waiver of a $700,000 debt by BrightCom.

BrightCom’s Manufacturing

BrightCom is a fabless semiconductor company, dependent on the very large-scale integration fabrication services of third parties. BrightCom licenses intellectual property cores such as the “ARC” microprocessors to enable it to choose the most appropriate manufacturing partners for its next generation chips. The company handles packaging and testing separately.

BrightCom’s Competition

There are many companies already developing Bluetooth technology and as this technology progresses, many companies will enter the market in competition with BrightCom. Most of the major semiconductor manufacturers have announced plans for Bluetooth development. Companies like Lucent, Philips, Texas Instruments and others have either produced initial product samples or plan to have samples in the near future. BrightCom believes that companies such as Broadcom and Conexant, which develop both transceiver and baseband chips, may pose a threat to BrightCom due to their low manufacturing cost and large sales channels. Embedded Wireless Design is one of the few companies that Brightcom believes has a similar solution approach to developing baseband, protocol and application technology. Embedded Wireless Design is focusing on Bluetooth solutions for telephony-oriented applications such as wireless PBX. In addition, companies such as Cambridge Silicon Radio are developing a single-chip solution (i.e., the transceiver and baseband components on a single chip) that may capture part of the market.

BrightCom’s Employees

As of May 31, 2003, BrightCom employed 21 persons, of whom 14 were employed in research and development, 3 were employed in sales and customer support, 4 in manufacturing, testing and quality assurance, administration and management.

Financing of BrightCom

A description of BrightCom’s recent financing transactions is hereby incorporated by reference to Note 5 of the Appendix to our Consolidated Financial Statements, attached as Item 17.

In the fourth quarter of 1999, BrightCom received a credit line from Bank Hapoalim in the amount of One Million U.S. Dollars. After paying down $666,667, BrightCom issued a warrant to purchase 272,112 ordinary shares to an affiliate of Bank Hapoalim. The warrant expired as of February 2003, without being exercised.

Management Agreement with BrightCom

We entered into an agreement with BrightCom, effective July 2000, pursuant to which BrightCom paid us management fees of $6,225 per month in exchange for management services which we provide to BrightCom. This arrangement is no longer in effect, and BrightCom no longer pays us any fees.

Business Overview of Unisfair

As of January 9, 2003, our audit committee and board approved, we signed an agreement to sell all of the securities that we hold of Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries and Investments Ltd and to Yaron Sheinman. See “Item 4. Information on the Company. History and Development of the Company” for more information.

Unisfair Inc. was incorporated under the laws of the state of Delaware in 2000, and has a wholly-owned subsidiary in Israel, Unisfair Ltd. Unisfair develops and markets a leading online event platform. Its flagship product, the GMEP™, is a comprehensive technological, web-based platform focusing on the creation and management of multiple interactive webcasting events.

The product was formally launched in July 2001, and has been deployed successfully by a number of high-profile customers worldwide. Product benefits to such customers include substantial incremental revenues; significant operating cost reduction and improved communication efficiencies.

All references to Unisfair are to Unisfair’s wholly owned subsidiary Unisfair Ltd.

Products – the platform

Unisfair’s technological platform, GMEPTM (Global Mass Event Platform), is a cutting-edge, Web-based platform that supports all aspects of the creation, management and delivery of multiple interactive webcasting events. The platform can be easily managed and customized by event managers and adapted to different event requirements. It is the only product in the market offering the powerful combination of a Web seminar and an online interactive trade show, both imbedded in an exciting, totally branded, interactive arena.

The platform is suitable for both small-scale and large-scale participant forums, without the need to perform any prior download and while being fully operational from the web browser on the user’s desk.

Unisfair’s Marketing and Sales

Unisfair presents GMEP as a significant technological innovation that allowed for the establishment of a new category of electronic collaboration – multiple events. This, however, requires the crafting of easily understood terminology to differentiate Unisfair’s value proposition from that of other standard web conferencing and Webcasting players.

In addition to direct sales efforts towards major publishers and leading event management firms, Unisfair focuses on developing sales channels through the above mentioned players proposing customized online event solutions to the corporate market place.

In 2002, 90% of Unisfair’s sales were in the United States, and 10% of sales were in Europe.In 2001, 20% of Unisfair’s sales were in the United States, and 80% of sales were in Europe. There were no sales prior to the year 2001.

Unisfair’s Competition

There is no company providing a similar solution to that offered by Unisfair. Web conferencing service providers are the group best positioned to compete against, or ally with, Unisfair. Two companies in this sector are PlaceWare and WebEx.

While each of the two firms’ offerings meets basic user requirements for single events (e.g. business communication, e-learning), none is capable of providing the features required for comprehensive multiple events as offered by Unisfair.

Unisfair’s GMEP also is the only system in the market that does not require any prior proprietary software installation and can be fully operated from the Web browser on the user’s desk.

Unisfair’s Research and Development

Unisfair believes that its growth will depend upon its ability to enhance its products and to introduce new products on a timely basis. Since it commenced operations in 2000, Unisfair has emphasized its extensive research and development activities. Unisfair’s net expenditures in 2001, for research and development programs totaled approximately $1,000,000. Unisfair’s net expenditures in 2002, for research and development programs totaled approximately $450,000. Unisfair expects to expend approximately $400,000 for research and development in 2003.

Unisfair’s Intellectual Property and Product Protection

Unisfair’s success and ability to compete are dependent to a significant degree on its proprietary technology. Unisfair relies upon a combination of patent, trademark, trade-secrets, copyrights, non-disclosure agreements and technical measures to establish and protect its proprietary rights. In addition, Unisfair typically enters into nondisclosure and confidentiality agreements with its employees and customers that have access to sensitive information. Unisfair has filed a patent in the United States to protect the basic capabilities of its GMEP product. Unisfair is also in the final stages of registering a trademark in the Unites States with respect to the GMEP mark. These measures afford only limited protection, and accordingly, there can be no assurance that the steps Unisfair takes to protect these proprietary rights will be adequate to prevent misappropriation of its technology or the independent development of similar technologies by others. Despite efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Unisfair’s products and develop similar hardware or software or to obtain and use information that Unisfair regards as proprietary. In addition, there can be no assurance that one or more parties will not assert infringement claims against Unisfair. The cost of responding to claims could be significant, regardless of whether the claims are valid.

Unisfair’s Employees

As of May 30, 2003, Unisfair employed 10 employees, of whom 7 were employed in research and development and customer support and 3 were employed in marketing, sales, administration and management.

Financing of Unisfair

A description of Unisfair’s recent financing transactions is hereby incorporated by reference to Note 5 of the Appendix to our Consolidated Financial Statements, attached as Item 17.

Unisfair has experienced operating losses over the past years, resulting in a deficit equity position. Its financial position and operating results raise substantial doubts about its ability to continue as a going concern.

Organizational Structure

For our holdings, please see above and exhibit 8.1 attached hereto.

Property, plants and equipment

Beginning August 29, 1999, we leased 2,280 square meters from Electra Real Estate Ltd., for a period of 10 years. Since then, we have sublet such premises at a monthly rent which was equal to the rent which we paid under the master lease with Electra. The master lease and subleases were terminated in October 2002, and we paid Electra a fine in the amount of $250,000 in return for Electra’s agreement to terminate the lease.

In an effort to decrease our expenses and reduce our overhead, we moved our offices on January 1, 2002 to two rooms located in Tel Aviv, Israel. On June 1, 2003, we terminated the Tel-Aviv sublease, and moved our offices to new premises in Tel Aviv made available to us free of charge by our shareholder Clal Industries and Investments Ltd.

BrightCom’s executive offices are located in Tel Aviv, Israel. BrightCom leases 1620 square meters at a monthly rent of approximately $33,000, which is linked to the consumer price index in the United States. The lease expires in April, 2006.

Unisfair’s executive offices have been moved from Tel-Aviv, Israel to Ramat Gan, Israel. Unisfair currently leases 200 square meters at a rent of approximately $12 per square meter, which is linked to the Israeli consumer price index. The lease will expire on September 2003.

Coresma’s executive offices are located in Rosh Ha’ayin, Israel. Coresma currently leases 1,031 square meters at a monthly rent of approximately $13,000. The lease will expire at the end of 2004.

Item 5. Operating And Financial Review And Prospects

Selected Consolidated Financial Data

The following selected consolidated financial data for the years ended of December 31, 1998, 1999, 2000 2001, and 2002 are derived from our consolidated financial statements and the financial statements of our subsidiaries and affiliates, which have been prepared in conformity with Israeli GAAP applied on a consistent basis, and audited by Kost, Forer & Gabbay, independent auditors, a member of Ernst and Young Global. The Selected Consolidated Financial Data set forth below should be read in conjunction with and are qualified by our consolidated financial statements, notes thereto and other financial information included elsewhere in this annual report.

	Year Ended December 31,
	2002	2001	2000	1999	1998(1)
	(audited)	(audited)	(audited)	(audited)	(audited)
	(United States Dollars in thousands, except share and per share data)
Consolidated Statement of
Operations Data:
Services to related parties	145	267	235	451	6,193
Cost of services to related	125	206	192	131	2,935
parties
Gross profit	20	61	43	320	3,258
Research and development	-	-	-	-	1,082
expenses, net
General and administrative	975	994	827	1,680	3,857
expenses, net
Operating loss	(955)	(933)	(784)	(1,360)	(1,681)
Financial income (expenses),	108	476	(172)	316	384
net
Other income (expenses)	(1,792)	(2193)	4778	1599	1,926
Taxes on income	11	203	296	1,220	9
Equity in losses of affiliates	(2,407)	(2576)	(6190)	(1189)	(4,945)
Minority interest	-	-	-	-	21
Income (loss) from	(26)	(7672)	(2135)	16695	1,991
discontinued operation
Net income (loss)	(5,083)	(13,101)	(4,799)	14,841	(2,313)
Basic earnings (loss) per
share from:
Continuing operations	(0.52)	(0.56)	(0.28)	(0.20)	(0.54)
Discontinued operations	-	(0.78)	(0.22)	1.83	(0.25)
Total earnings (loss)	(0.52)	(1.34)	(0.50)	1.63	(0.29)
per share
Weighted average number of
ordinary shares outstanding
(in thousands)	9,717	9,717	9,690	9,108	7,952

(1)     In July 2001 and September 2002, we distributed our holdings in Nexus as a dividend-in-kind to our shareholders and in April 2002 we distributed our holdings in VIZRT as dividend in kind pro rata to our shareholders. According to Israeli GAAP, the results of operations relating to Nexus and VIZRT activities have been reclassified as an income or loss from discontinued operations. The consolidated statements of operations data for the fiscal year ended December 31, 1998 do not include the results from Nexus and VIZRT activities as a discontinued operation but under continuing operations.

	As at December 31,
	2002	2001	2000	1999	1998
	(audited)	(audited)	(audited)	(audited)	(audited)
Balance Sheet Data:	(United States Dollars in thousands)
Current Assets	2,548	3,933	9,518	13,919	7,372
Long term investments	-	6,181	17,483	16,431	2,781
Fixed assets	5	25	95	2,878	3,398
Net assets from discontinued	-	-
operation
Current liabilities	669	942	137	1,940	1,031
Long-term liabilities	4	4	5	3,128	4,629
Minority interest	-	-	-	-	-
Deferred credit	-	-	-	-	-
Shareholders' equity	1,880	9,193	26,954	28,160	7,891
Total assets	2,553	10,139	27,096	33,228	13,551

General

Since the spin-off of BVR-Systems (1998) Ltd. in October 1998, we have become a holding company with commercial portfolio companies. Our subsidiary and affiliates are engaged primarily in high technology areas of business.

Our current goal is to realize our assets and distribute them to our shareholders. We intend to accomplish this distribution by the sale of securities or assets of privately-held companies and the resulting distribution of cash to our shareholders. We intend to complete the process of realizing our assets, if possible, within the period permitted by the tax authorities, in order to make it possible for our shareholders to enjoy the benefits of the tax ruling we have obtained from the Israeli Tax Authorities. See “Item 10. Tax Ruling” for additional information. Following the distribution of our assets we will probably not continue our business.

In July 2001 we consummated a pro-rata distribution among our shareholders of our shareholdings in Nexus as a dividend-in-kind. In September 2002 we distributed additional shares of Nexus Telocation Systems Ltd. to shareholders that had received shares in the distribution of July 2001, and who are not Israeli companies. These additional Nexus shares were withheld by us in the July 2001 distribution as tax at source, and we were able to release them following receipt of a tax ruling from the Israeli Tax Authorities reducing the withholding tax applicable to the distribution.

In April 2002, we distributed our shareholdings in VIZRT pro-rata among our shareholders as a dividend-in-kind.

As of January 9, 2003, our audit committee and board approved an agreement to sell all of the securities that we hold of Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries & Investments Ltd., and to Yaron Sheinman. The consideration we will receive for the sale of our Unisfair securities is $25,000. The consummation of the sale is contingent upon two conditions: the receipt of a waiver of right of first refusal from other Unisfair shareholders and the approval of the sale by our shareholders. We intend to bring the sale before our shareholders for approval at our upcoming shareholders meeting, which should take place around July 2003. Shareholder approval of the sale is required as Clal Industries and Investments Ltd. and Yaron Sheinman are considered to be controlling shareholders of the Company and interested parties. Following such sale we no longer hold any securities of Unisfair. Although this sale is, in part, to controlling shareholders, we believe that the transaction is at arms length and that we would have been unable to obtain a higher price for our Unisfair securities in the market

As of June 15, 2003, our affiliate BrightCom Technologies Ltd. entered into an agreement to sell substantially all of its assets. In consideration for BrightCom’s assets, the buyer will assume certain of BrightCom’s liabilities, and will pay BrightCom through a combination of an initial payment of $50,000 and earn-out payments on sales of BrightCom’s products over time, an amount that could be as little as $50,000 and as high as $15,000,000. We cannot assess the amount of earn-out payments which BrightCom will receive. The consummation of the asset sale is contingent upon a few conditions. Following the sale, we expect BrightCom to remain a passive vehicle for the purpose of receiving royalties from the buyer, and distributing such royalties to the company and the other BrightCom shareholders. Depending on the amount of royalties actually received by BrightCom, the sale of BrightCom’s assets may favorably affect our financial results.

In January 2003, we distributed approximately $1,500,000 to our shareholders as cash dividend.

As of May 2003, we entered into an agreement to sell all of our patent rights BVR Systems, in consideration for the payment of $12,000 plus value added tax. The consummation of such sale is subject to its approval by BVR Systems’ audit committee and board of directors, as we and BVR Systems are affiliated companies. Despite our affiliation with BVR Systems, we believe that the transaction is at arms length and that we would have been unable to obtain a higher price for the rights being sold in the market

Our goal is to continue to make distributions to shareholders to the extent we can. In addition, we have worked to decrease our operating expenses by dismissing the remainder of our salaried employees (See “Item 6. Directors, Senior Management And Employees.” for more information.), and by moving our offices to smaller, less expensive, premises.

In order to enable us to continue to distribute certain of our assets to our shareholders, we requested a tax ruling from the Israeli Income Tax Authority which would permit us to make such distributions under a special arrangement for us and for our shareholders. We reached an arrangement with the Israeli Income Tax Authority, which was approved by our shareholders on April 2, 2002.

The Tax Ruling grants a special concession to us, allowing us to set off losses from the distribution of securities of publicly-traded companies against capital gains from the sale of securities in privately-held companies. In addition, the ruling accords beneficial treatment to our shareholders. The Tax Ruling is discussed further in Item 10. “Additional Information – Taxation – Tax Ruling”, which is incorporated here by reference. We intend to complete the process of realizing our assets, if possible, within the period permitted by the tax authorities, in order to make it possible for our shareholders to enjoy the benefits of the tax ruling we have obtained. See “Item 10. Tax Ruling” for additional information.

Our consolidated financial statements include the financial statements of our subsidiaries and affiliates during the time periods in which our holdings in such companies exceeded 50%. Thus, our consolidated financial statements for the years ended December 31, 1997 and 1998 include the financial statements of VIZRT. At the end of 1998, inclusion of VIZRT was changed to the equity method of accounting. Our consolidated financial statements for the year ended December 31, 1997, and for the month of January 1998 include the financial statements of Coresma. From February 1998, on account of issuance of shares of Coresma to third parties, inclusion of Coresma was changed to the equity method of accounting. We record our gains or losses from our holdings in Nexus Telocation Systems Ltd., BrightCom and Unisfair based on the equity method of accounting. Accordingly, in 1999, 2000, 2001 and 2002 we recorded gains or losses from our affiliates on the equity method of accounting.

We recognize gains and losses arising from a decrease in our interest in our affiliates as a result of the issuance of shares by the affiliates to third parties. If the affiliate is a start-up or a development stage enterprise the gains will be recognized over a period of three years or according to our proportionate share of the losses of the affiliate.

Since all the Company’s revenues are generated and denominated in U.S. dollars, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollars, in conformity with Section 29b to Statement 36 of the Institute of Certified Public Accountants in Israel.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Investment in affiliates:

Investment in companies, over which we can exercise significant influence over operating and financial policy of the affiliate (generally, entities in which we holds 20% to 50% of ownership or voting rights) are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.

Goodwill is amortized using the straight-line method over the estimated useful life, which is 10 years.

From time to time, we review our investments in order to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review is being performed where there is evidence that the value of permanent investments has been harmed, including a decline in stock market prices, the investee company’s sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters.

We discontinue applying the equity method when our investment is reduced to zero and we have not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investment in privately held companies in which we do not have the ability to exercise significant influence over operating and financial policy of the affiliate, are recorded at the lower of cost or estimated fair value.

Deferred Taxes

We record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the we were determined that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Operating Results

The following table sets forth, for the periods indicated, selected items from our consolidated statement of income as a percentage of total sales.

	Years ended December 31,
	2000		2001		2002
Revenues	100%		100%		100%
Cost of Revenue	81.7%		77.2%		86.2%
Gross Profit	18.3%		22.8%		13.8%
General and administrative expenses,	351.9%		372.3%		672.4%
net
Financial income (expenses)	(73.2%)		178.3%		74.5%
Other income (expenses)	2033.2%		(821.3%)		(1,235.	9%)
Equity in losses of affiliates	(2634.0%)		(964.8%)		(1,660%)
Net Income (loss)	(2,042.	1%)	(4,906.	7%)	(3,505,	5%)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.     In 2002, our revenues amounted to $145,000 compared to $267,000 in 2001. The decrease in revenues is due to the cessation of management fees paid to us by our affiliates starting from the third quarter of 2002.

Gross profit. In 2002, our gross profit decreased to $20,000 from $61,000 in 2001. The decrease in the gross profit is mainly due to the cessation of management fees paid to us by our affiliates starting from the third quarter of 2002, while our expenses associated with providing such services did not decrease proportionately. As a result, the gross profit as a percentage of revenues decreased from 22.8 % in 2001 to 18.3% in 2002.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration and management personnel, rental and professional fees. General and administrative expenses decreased by 2% from $994,000 in 2001 to $975,000 in 2002. The decrease was primarily due to a significant decrease of $497,000 in salaries and related expenses. However, such decrease was for the most part offset against a $250,000 one-time payment for early termination of our lease agreement, as well as against $177,000 doubtful debts. Operating expenses were reduced in 2002 as a result of a decision to enhance shareholder value by reducing the number of employees we employ.

Financial income, net. Net financial income was $476,000 in 2001 as compared to income of $108,000 in 2002. The decrease was primarily due to the reduction in our income from interest on short term deposits which was caused by the reduction of interest rates and the decrease of short term deposit amounts.

Other income (loss). In 2002, other loss consists primarily of losses derived from one-time deductions in the value of investments in our affiliates. Other income, net, decreased to a loss of $1.8 million in 2002 from other loss, net, of $2.2 million in 2001. These deductions in the value of our investments in affiliates erased completely the value of investments in our affiliates.

Share in losses of affiliates. In 2002, our share in the losses of its affiliates decreased to $2.4 million from $2.6 million in 2001. In 2002, our share in the losses of Coresma totaled $1.06 million, our share in the losses of BrightCom totaled $1.12, and our share of losses in Unisfair totaled $0.22 million.

Net Loss. As a result of the above, net loss for the year ended December 31, 2002 totaled $5.08 million compared to a net loss of $13.1 million in the 2001 fiscal year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.     In 2001, our revenues amounted to $267,000 compared to $235,000 in 2000. The increase in revenues is due to additional management fees and special service fees that we received in 2001.

Gross profit. In 2001, our gross profit increased to $61,000 from $43,000 in 2000. The increase in the gross profit reflects an increase in revenues simultaneously with a decrease in related costs. As a result, the gross profit as a percentage of revenues increased from 18.3 % in 2000 to 22.8% in 2001.

General and administrative expenses. General and administrative expenses consist primarily of compensation costs for administration and management personnel, rental and professional fees. General and administrative expenses increased by 20.4% from $827,000 in 2000 to $994,000 in 2001. The increase was primarily due to amortization of deferred stock compensation on repriced options of $252,000 in 2001. Operating expenses were reduced in 2001 as a result of a decision to enhance shareholder value. We moved into a smaller facility where we pay lower rent and have fewer employees.

Financial income, net. Net financial income was $172,000 in 2000 as compared to income of $476,000 in 2001. The increase was primarily due to investments in short term deposits in United States dollars.

Other income (loss). In 2001, other loss consists primarily of losses derived from one-time deductions from investments in affiliates. Other income, net, decreased to a loss of $2.2 million in 2001 from other income, net, of $4.8 million in 2000. This decrease is a result of a decrease in our affiliates’ activities in the capital markets from their activities in 2000, as explained below.

Share in losses of affiliates. In 2001, our share in the losses of its affiliates decreased to $2.6 million from $6.1 million in 2000. In 2001, our share in the losses of Coresma totaled $1.6 million and our share of losses in Unisfair totaled $1.0 million.

Net loss. As a result of the above, net loss for the year ended December 31, 2001 totaled $13.1 million compared to a net loss of $ 4.8 million in the comparable 2000 fiscal year.

Impact of Inflation and Currency Fluctuations

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =
December 2002	4.791	4.632
January 2003	4.898	4.737
February 2003	4.924	4.810
March 2003	4.858	4.687
April 2003	4.671	4.521
May 2003	4.577	4.373
June 2003	4.434	4.312

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 1998 - December 31, 1998	3.810NIS/$1
January 1, 1999 - December 31, 1999	4.154NIS/$1
January 1, 2000 - December 31, 2000	4.067NIS/$1
January 1, 2001 - December 31, 2001	4.219NIS/$1
January 1, 2002 - December 31, 2002	4.737NIS/$1

In 1998, the rate of devaluation of the NIS against the U. S. Dollar exceeded the rate of inflation, a reversal from prior years. This was not the case in 1999, when the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was –2.7%. During 2001, the NIS was devalued against the dollar by 9.3%. In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2002, but they did not materially affect our results of operations in such periods.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

Cash and cash equivalents were $2.4 million as of December 31, 2002 as compared with $3.8 million as of December 31, 2001. Shareholder’s equity decreased from $9.2 million at December 31, 2001 to $1.9 million at December 31, 2002.

We have met our financial requirements to date through cash reserves accumulated over prior years, cash received from issuance of shares, repayment of a loan by BVR Systems (1998) Ltd., and cash generated from the sale of property.

In the past, we have received funds in the form of management fees from our affiliates. These management fees will no longer be transferred to us, due to our affiliates’ liquidity problems.

In July 2001, we distributed all of the shares that we held in Nexus Telocation Systems Ltd. pro-rata among our shareholders.

In April 2002, we distributed all of the shares that we held in VIZRT Ltd. pro-rata among our shareholders.

In January 2003, we distributed approximately $1,500,000 to our shareholders as cash dividend. The remaining cash balance after the distribution of the cash dividend is expected to be sufficient for our cash demands until such time as we finalize the realization and distribution of our assets.

Net cash flow used by investing activity in 2002 was $549,000 compared to net cash flow of $4.817 million in 2001. Cash flow used by investing activity in 2002 consisted primarily of investments in the amount of $548,000 in affiliates compared to investments in the amount of $5.45 million in affiliates in 2001.

No cash flow provided by financing activity in 2002, compared to $1 million in 2001. Cash flow provided by financing activity in 2001 was primarily due to a decrease in our receivables related to the sale of our building in Har Hotzvim, Jerusalem.

We invested our cash surplus in 2002 in financial institutions in Israel and outside of Israel.

Research and Development, Patents and Licenses, etc.

Each of our affiliates has different research and development policies and has spent varying amounts on company sponsored research and development activities over the last three years. We have provided information on each of our affiliates research and development policies in Item 4(b) Business Overview. None of our affiliates intend to significantly increase the amounts that they spend on research and development for the fiscal year ending December 31, 2003 without proper funding.

Trend Information

The continuing downturn in the world economy and in particular in the high technology sector may affect the results of our affiliates and consequently, our results. For example, in the broadband and MDU industry in which Coresma operates, the market has been adversely affected by the global downturn in the technology sector. Some companies have gone out of business. Those companies that have not gone out of business find themselves in a more precarious situation. We can give no assurance that our results will not be affected if any of the customers with whom our affiliates work consolidate, merger or initiate bankruptcy or liquidation proceedings. The downturn may also affect our affiliates’ abilities to raise additional financing, if necessary. In return, this may affect our ability to sell our holdings in these affiliates and to enjoy realizations on our investments. The affects of the recent downturn may also require us to make additional cash investments in companies in which we are currently invested, as they face increasing difficulties in raising funds from other sources. Since we no longer have the ability to make additional cash investments in our affiliates, such affiliates could be adversely affected. In addition, due to the volatility in the securities markets, our affiliates and we may have to continue to reduce the book value of certain of our holdings.

Item 6. Directors, Senior Management And Employees

Directors and Senior Management

As of July 13, 2003, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company
Yaron Sheinman	48	Founder, Chairman of the Board of Directors and Chief
		Executive Officer
Aviv Tzidon	46	Founder and Director
Orit Refaeli	39	Outside Director
Rimon Ben-Shaoul	57	Director

Tomer Kariv, who served as a member of the board of directors of B.V.R. since June 1999, resigned from the board of directors on May 1, 2003.

Dan Avnon, who served as an outside director on the board of directors of B.V.R. since March 2000, resigned from the board of directors in March 2003.

Ran Cohen, who served as a member of the board of directors of B.V.R. since 1999, resigned from the board of directors on June 30, 2002.

Meir Shannie, who served as a member of the board of directors of B.V.R. since 2001, resigned from the board of directors on July 13, 2003.

Yaron Sheinman is a founder of B.V.R., and, from the commencement of operations in 1987, he has served as chairman of the board of directors. From 1987 through 1996, and again since October 1998, Mr. Sheinman served as the chief executive officer of B.V.R. From 1985 to 1987, he acted as an independent consultant to Israel Aircraft Industries for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 15 years. Mr. Sheinman also serves as chairman of the board of directors of VIZRT, Coresma Ltd. and Unisfair Inc. Mr. Sheinman serves on the boards of B.V.R. Systems (1998) Ltd., BrightCom Technologies Ltd. and BuyPass Systems (1999) Ltd.

Aviv Tzidon is a founder of B.V.R., and has served as chief technology officer and a director of B.V.R. since it commenced operations in 1987. He also served as president and chief executive officer from 1996 until October 1998. From October 1998 to April 2000, Mr. Tzidon served as chairman of the board of directors and chief executive officer of BVR Systems (1998) Ltd. Mr. Tzidon currently serves as a member of the board of directors of Coresma Ltd. Previously he worked with Israel Aircraft Industries as an independent consultant for three years. Mr. Tzidon has been serving as a combat pilot with the Israeli Air Force (including reserve service) for approximately 20 years.

Orit Refaeli has served as a member of the board of directors of B.V.R. since March 2000. Since February 2001 she has been as a product manager for Demantra Ltd. Since 1997, she served as a project manager of a data-mining project in Bashan Systems Ltd. Ms. Refaeli was employed as a systems analyst at Telrad Telecommunication & Electronic Industries Ltd. from 1992 to 1997. Ms. Refaeli holds M.Sc. and B.Sc. in Industrial and Management Engineering from Ben Gurion University.

Rimon Ben-Shaoul has been a member of the board of directors of B.V.R. since July 2001. He has served as president and chief executive officer of Clal Industries and Investments Ltd. since 1997. From 1985 to 1987, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Insurance Company Ltd. Mr. Ben-Shaoul is a member of the board of directors of Clal (Israel) Ltd. and various of its subsidiaries. Mr. Ben-Shaoul holds a B.A. in Economics and a M.B.A. from Tel Aviv University.

All directors other than outside directors hold office until their successors are elected at our next annual general meeting of shareholders, which is expected to take place in July 2003. Please see Item 6. Outside Directors, for information regarding the appointment of outside directors. Officers are appointed by and serve at the will of the board of directors.

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all our directors and officers of as a group, for the fiscal year ended December 31, 2002.

	Salaries, Directors' Fees Commissions & Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group	$260,008	$0
Yaron Sheinman	$243,000	$0
Orit Raphaeli	$ 8,504	$0
Dan Avnon	$ 8,504	$0

The foregoing amounts do not include amounts expended by B.V.R. for automobiles made available to its officers, expenses, including business travel, professional and business association dues and expenses, reimbursed to officers, and other fringe benefits commonly reimbursed or paid by companies in Israel.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2002 was $260,008.

In the past, we have granted each of our directors Aviv Tzidon, Tomer Kariv, and Ran Cohen, options to purchase 20,000 shares of the company, our director Yaron Sheinman options to purchase 850,000 shares of the company, and each of our directors Orit Rapheli and Dan Arnon options to purchase 10,000 shares of the company. These options vest over varying periods of time. Our audit committee, board of directors and shareholders approved these grants.

In addition to the foregoing, three employees of the company received options in accordance with Section 102 of the Israeli Income Tax Ordinance, which provides for certain tax benefits, and exercised

A grantee of options is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that no tax consequences will result to us in connection with such grant or exercise.

We have maintained directors and officers liability insurance to cover possible liability of our directors and officers in connection with acts or omissions done in their capacity as such.

Board Practices

Under the Israeli Companies Law, the chairman of the board of directors of a publicly-traded company shall not act as or be granted authorities of the chief executive officer, unless such grant is approved by the shareholders in a general meeting by a majority of shares voted at the meeting, including at least two-thirds of the shares held by non-controlling shareholders voted at the meeting. Any such approval shall be for a period of not more than three years. Our shareholders have previously approved that Yaron Sheinman shall serve as both the chief executive officer and the chairman of the board of directors of the company. The three year period of such approval has ended as of March 2003. Following the appointment of a new board of directors in the company’s upcoming shareholder meeting, the new board of directors will elect a new chairman.

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. All members of the board of directors must be elected at an ordinary general meeting by an ordinary resolution. Between annual meetings, the board of directors shall be empowered to appoint or dismiss directors by a majority vote of the directors subject to rights of holders of certain shares which are empowered to appoint directors, then all such directors shall be appointed by written documents submitted by the shareholders empowered to appoint them. Officers serve at the discretion of the board of directors. We no longer have observers to our board of directors.

None of our directors’ service contracts with us or with any of our affiliates provide for benefits upon termination of employment.

Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

  an employment relationship;
  a business or professional relationship maintained on a regular basis;
  control; and
  service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

  the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
  the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one outside director.

An outside director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

Currently we have only one outside director, Orit Rafaeli, Orit Rafaeli who was elected to the board of directors as an outside director also in March, 2000. Orit has concluded three years on the board of directors. In our upcoming annual general meeting of shareholders, the shareholders will appoint two new outside directors. Orit Rafaeli has agreed to be nominated for re-election.

In addition, pursuant to the listing requirements of the Nasdaq Small Cap Market, we are required to have at least two independent directors on our board of directors. Our outside directors will qualify as independent directors under the rules of the Nasdaq Small Cap Market.

Audit Committee

The Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

We are also required by the Nasdaq Small Cap Market to establish an audit committee, at least a majority of whose members is independent of management.
Currently, we have no valid audit committee because of the resignation of our outside director, Mr. Dan Avnon. We will reestablish our audit committee following the election of the company’s new board of directors (including outside directors) in the company’s upcoming annual general meeting of the shareholders.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Our board of directors appointed Danny Shapira to be our internal auditor on May 14, 2000, according to the recommendation of our audit committee.

Employees

In May 2003 we dismissed our remaining salaried employees. As of June 1, 2003, we had no salaried employees. Yaron Sheinman, our chief executive officer, continues to provide us with services without a salary. All compensation due to our employees upon severance has been paid in full. We dismissed our employees because, as we distributed our assets to our shareholders, our need for employees declined.

Share Ownership

For information concerning option grants to our directors and officers see as incorporated by reference in this item 6 above and item 7 below.

The following table sets forth, as of July 13, 2003, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address Yaron Sheinman	Number of Shares Owned	Percent of Outstanding Shares	Number of Options
Yaron Sheinman 2 Azrieli Center, 45th Floor Tel Aviv, Israel	105,378	1.07%	850,000[1]
Aviv Tzidon 2 Azrieli Center, 45th Floor Tel Aviv, Israel	496,608	5.05%	20,000[2]
Dan Avnon			10,0003
Tomer Kariv			15,000[5]
Orit Refaeli			10,000[3]
Ran Cohen			15,000[4]
Rimon Ben-Shaoul
All directors and officers as a group	601,986	6.12%	920,000

(1)	Of the 850,000 options, 450,000 options are at an exercise price per share of $8.25 and 400,000 options are at an exercise price per share of $2.06. As these exercise prices exceed the market value of the shares, which is approximately $0.19, it is unreasonable to expect that these options will be exercised.

(2)	Of the 20,000 options, 10,000 options are at an exercise price per share of $8.25 and 10,000 options are at an exercise price per share of $2.06. As these exercise prices exceed the market value of the shares, which is approximately $0.19, it is unreasonable to expect that these options will be exercised.

(3)	The 5,000 options granted to Dan Avnon and Orit Rephaeli are at an exercise price per share of $2.06. As this exercise price exceeds the market value of the shares, which is approximately $0.19, it is unreasonable to expect that these options will be exercised.

(4)	Of the 15,000 options granted to Ran Cohen, 10,000 options are at an exercise price per share of $8.25 and 5,000 options are at an exercise price per share of $2.06. As these exercise prices exceed the market value of the shares, which is approximately $0.19, it is unreasonable to expect that these options will be exercised.

(5)	Of the 15,000 options granted to Tomer Kariv, 5,000 options are at an exercise price per share of $8.25 and 10,000 options are at an exercise price per share of $2.06. As these exercise prices exceed the market value of the shares, which is approximately $0.19, it is unreasonable to expect that these options will be exercised.

The terms of the options granted to each of the shareholders in the above table who hold more than 1% of the Company's shares are described above. See "Item 6. Directors and Senior Management - Compensation."

Item 7. Major Shareholders And Related Party Transactions

Major Shareholders

The following table and notes set forth information, as of July 13, 2002, concerning the beneficial ownership (as defined in Rule 13-d under the Securities Exchange Act of 1934, as amended) of ordinary shares by any person who is known to own at least 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Name and Address	Amount of Ordinary Shares/ Options Owned(1)	Percentage of Class(1)	Any significant change in Past 3 Years (2)	Different Voting Rights
Clal Industries & Investments Ltd. 2 Azrieli Center Tel Aviv, Israel	1,535,870	14.4%	decreased his holdings over the last 3 years by 96,383shares	See above
Clal Industries and Technologies (1997) Ltd. 2 Azrieli Center Tel Aviv, Israel	329,200	3.1%	.No	See above

(1)	The number of ordinary shares issued and outstanding on June 18, 2003, was 9,837,701. Ordinary shares deemed beneficially owned (as defined in Rule 13-d under the Securities Exchange Act of 1934, as amended) by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2)	Aviv Tzidon, Yaron Sheinman, Polar Communications Ltd. and Koonras Technologies Ltd., who owned over 5% of our ordinary shares as disclosed in our 2001 20-F, have sold a substantial amount of shares such that they no longer own over 5% of our ordinary shares.

(3)	The number of shares formerly held by Clal Industries and Investments Ltd. is now held by Clal Industries and Investments Ltd. and by Clal Industries and Technologies (1997) Ltd., its subsidiary, together.

Please see “Item 9. Offer and Listing Details.” for the portion of each class of shares held in the United States.

Voting and Right of First Refusal Agreements

In February 1998, certain of our shareholders entered into a shareholders agreement that contained certain agreements as to voting. This agreement was to remain in effect for as long as each of Clal and Koonras Technologies Ltd. own at least 5% of our issued capital. Due to the recent sale of shares by Koonras Technologies, this agreement is no longer in effect.

Related Party Transactions

Technology Transfer and Assignment Agreement with BVR Systems (1998) Ltd.

As of May 2003, we entered into an agreement to sell all of our patent rights to BVR Systems, in consideration for the payment of $12,000 plus value added tax. Please see “Item 4. Information on the Company — History and Development of the Company” for more information.

Management’s Shareholdings in and Options to Acquire Shares of Affiliates

Mr.     Sheinman holds 60,000 ordinary shares of Coresma, which represent 0.62% of Coresma’s outstanding share capital. In addition Mr. Sheinman was granted 70,000 options of Coresmaand Mr. Tzidon was granted 25,000 options of Coresma. Assuming that all options granted to Mr. Sheinman and Mr. Tzidon were exercised, such options would represent 0.7% and 0.25% of Coresma’s outstanding share capital, respectively.

Transactions with Officers and Directors

Transactions with officers, directors, key employees and affiliates are authorized in accordance with the requirements of the Israeli Companies Law which requires that certain transactions with “officeholders” (as defined in the Israeli Companies Law) and which includes directors, officers and certain other senior employees must be approved by the board of directors subsequent to receipt of the approval of the audit committee of the board of directors. In certain specified circumstances, such transactions require the approval of the shareholders at a general meeting.

On December 29, 2000, our audit committee and board of directors resolved to grant to Aviv Tzidon, Tomer Kariv, Ran Cohen, Orit Rephaeli and Dan Avnon options to purchase 10,000 of our ordinary shares to vest equally on December 31, 2001 and 2002. The exercise price of the options is $2.06 per share. The shareholders approved such grant on March 12, 2001. Further on December 29, 2000, our audit committee and board of directors resolved to grant to Yaron Sheinman options to purchase 400,000 of our ordinary shares to vest equally on December 31, 2001, 2002 and 2003. Moreover, if a significant event such as a change of control occurs then all non-vested options granted to Yaron Sheinman shall immediately become vested and exercisable in full and Yaron Sheinman shall be entitled to exercise each of the options at any time; or alternatively, at the sole discretion of Yaron Sheinman, to receive the equivalent amount of options to purchase ordinary shares of the continuing or surviving entity (in the event of merger or consolidation), subject to the approval of such continuing or surviving entity. The shareholders approved the grant and the terms of acceleration on March 12, 2001.

Management Agreements with Affiliates

Until 2002, we provided various corporate and other services to Coresma and BrightCom. These agreements are no longer in effect, due to liquidity difficulties of our affiliates.

Transactions with Affiliates

As of January 9, 2003, our audit committee and board approved an agreement to sell all of the securities that we hold of Unisfair to Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries and Investments Ltd., and to Yaron Sheinman. The consideration we will receive for the sale of our Unisfair securities is $25,000. Clal Industries and Investments Ltd. And with Yaron Sheinman are considered to be controlling shareholders of the company and interested parties. Please see “Item 4. Information on the Company — History and Development of the Company” for more information.
In connection with the financing of its subsidiaries and affiliates, we have engaged in various transactions with Coresma, BrightCom and Unisfair. These financing transactions are described in our Consolidated Financial Statements, in Note 5 thereof, which are hereby incorporated by reference.

In addition, on November 2, 2001, Yaron Sheinman loaned the amount of $150,000 to Coresma Ltd., in accordance with a convertible loan agreement.

In addition to our transactions with affiliates, our affiliates at times have entered into transactions with each other. These transactions are described in Note 5 to our Consolidated Financial Statements, which are hereby incorporated by reference.

Other Related Party Transactions

Our shareholder Clal Industries and Investments Ltd. has agreed to provide us with office space in its Tel Aviv offices, as well as provide us with certain secretarial services, free of charge.

We believe that the terms of our relationships with our affiliates are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

We believe that the terms of the transactions in which we have engaged and are currently engaged with related parties are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. All future related party transactions and arrangements (or modifications of existing ones) with our affiliates, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require approval by the board of directors and our shareholders under the Companies Law. In making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

Item 8. Financial Information

Consolidated statements and Other Financial Information

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F-1 through F-39.

Material Litigation

We are not involved in any litigation and we are not aware of any future material litigation in which we might be involved

Significant Changes

In January 2003, we distributed approximately $1,500,000 to our shareholders as cash dividend.

As of June 15, 2003, our affiliate BrightCom Technologies Ltd. entered into an agreement to sell substantially all of its assets. In consideration for BrightCom’s assets, the buyer will assume certain of BrightCom’s liabilities and will pay BrightCom, through a combination of an initial payment of $50,000 and earn-out payments on sales of BrightCom’s products over time, an amount which can be as little as $50,000 or as much as $15,000,000. We cannot assess the amount of earn-out payments which BrightCom will receive. The consummation of the asset sale is contingent upon a few conditions. Once the asset sale is consummated, we will no longer operate in the field of highly integrated silicon and software solutions for the Bluetooth appliance markets.

As of January 9, 2003, our audit committee and board approved an agreement to sell all of the securities that we hold of Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries & Investments Ltd., and to Yaron Sheinman. The consideration we will receive for the sale of our Unisfair securities is $25,000. The consummation of the sale is contingent upon two conditions: the receipt of a waiver of right of first refusal from other Unisfair shareholders and the approval of the sale by our shareholders. We intend to bring the sale before our shareholders for approval at our upcoming shareholders meeting, which should take place around July 2003. Shareholder approval of the sale is required as Clal Industries and Investments Ltd. and Yaron Sheinman are considered to be controlling shareholders of the Company and interested parties. Following such sale we will no longer hold any securities of Unisfair, and will no longer operate in the field of technological platforms to manage and support all aspects of online interactive events.

Item 9. The Offer And Listing

Markets and Share Price History

The primary trading market for our ordinary shares is the Nasdaq Small Cap Market, under the symbol “BVRT.” The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States. As of October 23, 1998, the price of our ordinary shares reflects the spin-off of BVR Systems pursuant to the spin-off plan.

The table below sets forth the high and low bid prices of the B.V.R. ordinary shares, as reported by the Nasdaq Small Cap Market during the specified financial periods:

Year	High	Low
1998	$14.25	$2.75
1999	$9.72	$2.00
2000	$20.00	$2.00
2001	$4.25	$0.18
2002	$0.66	$0.08

Month	High	Low
January 2003*	$0.37	$0.12
February 2003*	$0.15	$0.15
March 2003*	$0.15	$0.10
April 2003*	$0.16	$0.12
May 2003*	$0.25	$0.13
June 2003*	0.32	0.18

Financial Period	High	Low
Third quarter 2000	$10.06	$6.25
Fourth quarter 2000	$7.13	$2.00
First quarter 2001	$4.24	$1.38
Second quarter 2001	$2.44	$1.38
Third quarter 2001*	$2.82	$0.30
Fourth quarter 2001*	$1.10	$0.18
First quarter 2002*	$0.65	$0.37
Second quarter 2002*	$0.61	$0.2
Third quarter 2002*	$0.28	$0.08
Fourth quarter 2002*	$0.29	$0.12
First quarter 2003*	$0.37	$0.1
Second quarter 2003*	$0.32	$0.12

*   Does not include our holdings in Nexus which we distributed pro-rata among our shareholders in July 2001 and September 2002.

As of June 18, 2003, there were approximately 21 record holders of ordinary shares, including approximately 7 record holders in the United States (who held approximately 42.853% of the outstanding ordinary shares).

Item 10. Additional Information

Memorandum and Articles of Association

In February 2000, the Companies Ordinance (New Version)-1983 was replaced by the Companies Law. Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, thereby making our Articles inconsistent with the Companies Law, the provisions of the Companies Law apply (unless specifically stated otherwise in the Companies Law). Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

Our objective, as stated in our Articles and in our Memorandum of Association, is to engage in any lawful activity. We have currently outstanding only one class of securities, our Ordinary Shares, having a nominal value of NIS 0.50 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. Our Articles may be amended by a resolution carried at a General Meeting by 75% of those who voted is required. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. No business may be commenced until a quorum of two or more shareholders unless such meeting is an extraordinary meeting then no business may be commenced until a quorum of two or more shareholders holding at least fifty one per cent of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

  amendments to our Articles (other than modifications of shareholders rights as mentioned above);
  appointment or termination of our auditors;
  appointment and dismissal of directors;
  approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
  increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders, as provided in Sections 286 and 287 of the Israeli Companies Law;
  any merger as provided in section 320 of the Israeli Companies Law;
  the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

A special meeting of our shareholders may be convened by the board, or by request of one or more shareholders holding at least 10% of paid up share capital. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting or the requesting shareholders may convene a meeting by themselves upon seven days’ notice to all shareholders.

Our shareholders amended the Articles, in a resolution adopted on March 12, 2001, so that, although directors are to be elected at an ordinary general meeting, between annual meetings, the board shall be empowered to appoint or dismiss directors by a majority vote of the directors. Notwithstanding the foregoing, however, if the holders of certain shares are empowered to appoint directors, then all such directors shall be appointed by written documents submitted by the shareholders empowered to appoint them, and a director so appointed may be dismissed by the delivery of a written notice of his dismissal to the Company by the shareholder who appointed him.

Our shareholders further amended the Articles, in a resolution adopted on July 9, 2001, to allow the board of directors to declare a dividend to be paid to the shareholders according to their rights and benefits in the profits, and to further allow the board to decide the time of payment.

The Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manger directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.  Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors.  With the exception of compensation to outside directors in an amount specified in the regulations discussed above, arrangements regarding the compensation of directors also require audit committee and shareholder approval.

The Companies Law requires that an office holder promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

b)	the matter requires approval of the shareholders at a general meeting.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Israeli Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

  any amendment to the Articles of Association;
  an increase of the company's authorized share capital;
  a merger; or
  approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Anti-Takeover Provisions under Israeli Law

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser’s shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

  there is a limitation on acquisition of any level of control of the company; or
  the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does U.S. tax law. However, Israeli tax law has recently been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company, making Israeli tax consequences more favorable than they had been in the past for shareholders who exchange their ordinary shares for shares in a foreign corporation under certain circumstances.

Material Contracts

As of January 9, 2003, our audit committee and board approved an agreement to sell all of the securities that we hold of Unisfair to Unisfair to BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries and Investments Ltd. and to Yaron Sheinman. The consideration we will receive for the sale of our Unisfair securities is $25,000. Clal Industries and Investments Ltd. And Yaron Sheinman are considered to be controlling shareholders of the company and interested parties. Please see “Item 4. Information on the Company — History and Development of the Company” for more information.

As of May 2003, we entered into an agreement to sell all of our patent rights to BVR Systems, in consideration for the payment of $12,000 plus value added tax. Please see “Item 4. Information on the Company — History and Development of the Company” for more information.

Beginning August 29, 1999, we leased 2,280 square meters from Electra Real Estate Ltd., for a period of 10 years. Since then, we have sublet such premises at a monthly rent which was equal to the rent which we paid under the master lease with Electra. The master lease and subleases were terminated in October 2002, and we paid Electra a fine in the amount of $250,000 in return for Electra’s agreement to terminate the lease.

Our affiliate BrightCom has entered into an agreement for the sale of all of its assets. See “Item 4. History and Development of the Company” for more information.

In April 30, 2001, and in July 1, 2001, Unisfair issued us convertible promissory notes each in the aggregate amount of $250,000, pursuant to a Loan Agreement dated April 30, 2001. The loan is payable on April 30, 2003, and bears interest at LIBOR (as quoted by Bank Hapoalim Israel Ltd.) plus 2% per annum. Under the provisions of the promissory note, the note is subject to automatic conversion in certain circumstances; however, if the loan has not been repaid and the note has not been automatically converted by April 30, 2003, we have the option to convert it to Series A Preferred Shares of Unisfair at the price of $2.50 per share. The parties have agreed on an extension of the last repayment date of this loan. Substantially identical promissory notes were issued to each of B.C.S. Growth Fund (Israel) L.P. and Benny Bergman in the aggregate amount of $400,000.

In August 29, 2001 Unisfair issued to each of B.C.S, Bergman and us, additional convertible promissory notes pursuant to a loan agreement, dated the same date, each in the amount of $225,000, $25,000 and $250,000, respectively. The repayment date of the convertible promissory notes is August 28, 2003. These notes are subject to substantially identical terms as described above, except for certain of the terms of the automatic conversion. If the loan has not been repaid by the repayment date we have the option to convert it to Series C Preferred Shares of Unisfair which shall have the same rights as Unisfarir’s Series A Preferred Shares, except for the liquidation preference.

In December, 2001 Unisfair issued to each of B.C.S, Bergman and us, convertible promissory notes, each in the amount of $91,000, $9,000 and $100,000, respectively. The repayment date of the convertible promissory notes is August, 2003. These notes are subject to substantially identical terms as described immediately above.

Pursuant to a Loan Agreement dated March 2002, Unisfair issued to each of B.C.S, Bergman, David Piekraz (“Piekraz”) and us, convertible promissory notes, in the amount of $13,500, $1,500, $50,000 and $15,000, respectively. These amounts are payable on August 23, 2003. The notes are subject to automatic conversion in certain circumstances. If the loan has not been repaid or automatically converted by August 23, 2003, we (and the other lenders) have the option to convert it to Series C Preferred Shares of Unisfair at the price of $2.5 per share. However, the rights attached to the Series C Preferred Shares shall be the same as the rights attached to the Series A Preferred Shares, except for the liquidation preference.

We now intend to sell all notes issued to us by Unisfair, in accordance with the agreement we have entered into with BCS Growth Fund (Israel) L.P., to an affiliate of Clal Industries and Investments Ltd and Yaron Sheinman. See “Item 4. History and Development of the Company” for more information.

In November 1, 2001, EVR, our wholly-owned subsidiary, together with other lenders extended a bridge loan to Coresma in the aggregate amount of $3,000,000. EVR loaned $1,700,000. The Loan is payable on December 31, 2003 and bears interest at the rate of 12-month LIBOR (as quoted by Bank Hapoalim) plus 2% per annum. The Loan is subject to automatic conversion in certain circumstances. Under the provisions of the Agreement, EVR (and the other lenders, one of whom was Yaron Sheinman) will also receive warrants to purchase shares of Coresma of the class and at the price per share determined in the Agreement, in the aggregate price of 25% of the loan amount provided by each lender. The warrant is exercisable upon the earlier of certain conversion events or 3 years following its issuance. As a condition to closing, all previous shareholder loans that were granted to Coresma in 1998 became convertible to ordinary shares, at a price per share of 1.72. As a result, EVR received a total of 913,125 ordinary shares.

See Note 4 of the Appendix to our Consolidated Financial Statements, attached as Item 17.

Exchange Controls

The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits. In May 1998, a new “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of the our securities to an Israeli resident, are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the United States dollar fluctuate continuously, United States shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in United States dollars.

The ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our Memorandum or Articles of Association nor by Israeli law.

Taxation

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on our affiliates and us.  The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs benefiting us and some of our affiliates.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

This discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Israeli Government Research and Development Grants

Certain of our affiliates have participated in programs offered by the Office of the Chief Scientist of Israel ("OCS") that support research and development activities.

Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest for grants received from January 1, 1999 and afterwards). The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. This approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to applicable law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were disclosed when applying for funding. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Transfer to non-Israeli third parties is prohibited. A recent amendment to applicable law has stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. These restrictions do not apply to exports from Israel of products developed with these technologies

Law for the Encouragement of Capital Investments, 1959

From time to time, certain of our affiliates have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended.

The Law for Encouragement of Capital Investments provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (known as the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax at the rate of up to 25% (rather than 36% as stated above) for the “Benefit Period”, a period of seven years commencing with the year in which the approved enterprise first generated taxable income. In any event, the Benefit Period is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the Benefit Period may be extended to a maximum of ten years from its commencement. In the event that a company is operating under more than one approval or that its capital investments are only partly approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise may elect to forego certain Government grants that may be extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an approved enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Law for Encouragement of Capital Investments for the remainder of the Benefits Period.

A company which qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

Extent of Foreign Investment	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Entitlement to these benefits is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise.

Certain of our affiliates enjoy Approved Enterprise benefits. In the event of failure to comply with the above conditions, the benefits may be canceled and our affiliates may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest. In addition, our affiliates which enjoy Approved Enterprise benefits may not be able to obtain future approval for additional approved enterprises, the provisions of the Law for Encouragement of Capital Investments may change with respect to future approvals, and the above-mentioned shareholding portion may not be reached for each subsequent year.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred Company Tax in the year the dividend is distributed in respect of the amount distributed (including the Company Tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package (generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Law for Encouragement of Capital Investments, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, any application may be rejected.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. We are taxed under this law.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a)     A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

(b)     Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index; and

(c)    Gains from the sale of certain traded securities are fully taxable notwithstanding the exemptions or reduced tax rates which might otherwise apply to those securities.

However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Law for the Encouragement of Industry (Taxes), 1969

Certain of our affiliates qualify as “industrial companies” within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”). According to the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose principal activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to industrial companies: deduction of purchases of know-how and patents over an eight-year period for tax purposes; deduction of expenses incurred in connection with a public issuance of certain securities over a three-year period; an election under certain conditions to file a consolidated tax return with additional related Israeli industrial companies, and with its parent company that is defined as an industrial holding company; and accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that our affiliates will continue to qualify as industrial companies, that we will qualify as an industrial holding company, or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The inflationary surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax.

Until January 1, 2003, gains from the sale of our ordinary shares were exempt from Israeli capital gains tax so long as we were considered an industrial company or industrial holding company as defined in the Income Tax Order (Exemption from Tax on Capital Gains on the Sale of Shares), 1981. An industrial holding company is a company at least 80% of the assets of which, except for funds received in an offering outside Israel during the previous 12 month period, are invested in the share capital of, or in loans of three years or more, to industrial companies. Gains from the sale of our ordinary shares accrued from January 1, 2003, are subject to 15% capital gains tax. Nonresidents are exempt from this tax so long as the shares are not held in connection to a permanent establishment maintained by a nonresident in Israel. Dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

Tax Ruling

As described above, in July 2001 we began a process of distributing certain of our assets to our shareholders. As we intend to accomplish this distribution by either the in-kind transfer of securities of publicly-traded companies pro rata among our shareholders, or by the sale of securities or assets of privately-held companies and the resulting distribution of cash to our shareholders, we requested a tax ruling from the Israeli Income Tax Authority which would permit us to make such distributions under a special arrangement for us and for our shareholders. We reached an arrangement with the Israeli Income Tax Authority, which was approved by our shareholders on April 2, 2002.

The Tax Ruling grants a special concession to us, allowing us to set off losses from the distribution of securities of publicly-traded companies against capital gains from the sale of securities in privately-held companies. We will be liable for Israeli corporate taxes at the regular rate of 36% on our net income. The provisions of this special concession are contingent on three conditions: (a) our completion of the liquidation of our assets within two years of the date of the distribution of our shares in Nexus, which occurred in July, 2001, or a later date, pursuant to the approval of the Israel Tax Authority, (b) our receipt of net income of at least $5.5 million from the distribution of our assets, and (c) our payment of a minimum of $2 million in Israeli taxes regarding the distribution of our assets.

Pursuant to the Tax Ruling, each of our shareholders will be viewed by the tax authorities as disposing of their shares in consideration for the value of assets distributed to them by us, whether in the form of a distribution of securities or a cash distribution on the sale of assets. This deemed disposition is a potential taxable event in Israel. The Ruling provides that the consideration received by each shareholder will be deemed to include such shareholder’s pro rata share of the tax paid by us at the corporate level, and the shareholder will then receive a credit for that pro rata share of corporate tax on any tax it is liable to pay. The Israel Tax Authority is entitled to determine a higher value for the consideration received by each shareholder for its shares, if it is believed that the distribution was not done at fair market value.

Shareholders will be liable for capital gains tax on the deemed disposition of our shares depending on the personal facts and circumstances of each. Tax liability is calculated based on the deemed consideration received from us, minus the total amount that the shareholder paid for his shares. As noted above, each shareholder receives a tax credit for its pro rata share of the tax we paid at the corporate level. The Tax Ruling provides that we will withhold taxes at a rate of 5% of each distribution for the public shareholders. At the time of our distribution of the ordinary shares of Nexus Telocation Systems Ltd. pro-rata among the shareholders in July 2001, we treated the distribution as a dividend-in-kind, and withheld 25% of the Nexus distribution in anticipation of a withholding tax obligation at that rate. Pursuant to the approval and finalization of the Tax Ruling, we have paid as of September 2002 5% of the amount we distributed in satisfaction of our withholding tax obligations and transferred the remainder to persons from whom we deducted the 25% at the time of the Nexus distribution.

A shareholder who asserts that all or a portion of the taxes withheld by us should be refunded, can approach the tax authority for a refund on an individual basis.

Under the Tax Ruling, interested party shareholders will not be exempt from Israeli tax on any gains received from the eventual sale of the securities such shareholders receive as a distribution from us. Yaron Sheinman and Aviv Tzidon, who are our founders and also directors, will calculate their taxes differently, as there is a component based on the share price of shares they owned prior to the spin-off of B.V.R. Systems (1998) Ltd. in 1998. Under certain circumstances, the founders may not be liable for any Israeli capital gains tax.

United States-Israel Tax Treaty

The Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (referred to as the United States-Israel Tax Treaty), exempts any person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the United States-Israel Tax Treaty (called a Treaty United States Resident) from Israeli capital gains tax on the sale, exchange or disposition of ordinary shares unless (a) such Treaty United States Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty United States Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at a source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, 12.5% if the non-resident is a company which holds 10% of our voting power pursuant to the United States-Israel Tax Treaty. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Law for Encouragement of Capital Investments, dividends generated by an approved enterprise are taxed at the rate of 15%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax”.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

For U.S. federal income tax purposes, we may be classified as a passive foreign investment company (PFIC) for any taxable year in which either (i) 75% or more of our gross income (including the pro rata gross income of any company (U.S. or foreign) in which we are considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of our gross assets (including the pro rata fair market value of the assets of any company in which we are considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income.

Due to the impracticability of obtaining certain necessary information, we are unable to determine whether we are, have been, or will be in the future, a PFIC. Therefore, shareholders will not be able to rely on us to determine our PFIC status. If we were classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their tax advisors regarding the application of such rules.

If we were deemed to be a PFIC for any taxable year during which a U.S. shareholder failed to make either a qualified electing fund election (a QEF election) or a mark-to-market election (as described below), then:

  gains recognized by the U.S. shareholder upon the disposition of, as well as distributions exceeding a certain threshold amount on, our shares would be taxable as ordinary income;
  the U.S. shareholder would be required to allocate such dividend income and/or disposition gain ratably over such shareholder's entire holding period for our shares;
  the amount allocated to each year other than (i) the year of the dividend payment or disposition and (ii) any year prior to our becoming a PFIC, would be subject to tax at the highest individual or corporate marginal rate, as applicable, in effect for that year, and an interest charge would be imposed with respect to the resulting tax liability; and
  any U.S. shareholder who acquired our shares upon the death of a U.S. shareholder would not receive a step-up of the income tax basis to fair market value for such shares. Instead, such U.S. shareholder beneficiary would have a tax basis equal to the decedent’s basis, if lower than fair market value.

Therefore, if we were deemed to be a PFIC for any taxable year during which a U.S. shareholder held our shares, the receipt by these U.S. shareholders of other shares could generate ordinary income taxable, in part, at the highest individual or corporate marginal tax rate (as applicable), and possibly an interest charge as discussed above.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above- described consequences to apply for all future years as to U.S. shareholders who held shares in the corporation at any time during the PFIC taxable year and who made neither a valid QEF election with respect to such shares nor a valid election to mark such shares to market (as discussed below). This will be true even if the corporation loses its PFIC status in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to gains realized on the disposition of such shares by a U.S. shareholder.

The tax treatment discussed above may be avoided by a shareholder making either a valid QEF election or a valid mark-to-market election in respect of its stock in a PFIC. In general, if a shareholder makes a valid QEF election with respect to its PFIC stock, such shareholder would be required for each taxable year to include in income such holder’s pro rata share of the PFIC’s (i) ordinary earnings as ordinary income, and (ii) net capital gain as long-term capital gain, in each case computed under U.S. federal income tax principles, even if such earnings of gains have not been distributed. The QEF election will be effective only if the PFIC provides the shareholder with certain information regarding its earnings in each year that it is a PFIC and agrees to permit such shareholder to verify the accuracy of this information.

Since we are unable to provide the requisite information to our U.S. shareholders in order for them to make a valid QEF election with respect to their B.V.R. shares, no such election will be available.

Alternatively, subject to certain limitations, a U.S. shareholder of shares in a PFIC may avoid the foregoing tax treatment by electing to mark annually the shares to market. Under such election the U.S. shareholder will include in income each year the excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. shareholder’s adjusted basis in such stock. The U.S. shareholder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value at the close of the taxable year, or the amount of any net market–to-market gains recognized for prior taxable years, whichever is less. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. In certain circumstances, making a mark-to-market election may give rise to an additional tax liability in the taxable year in which such election is made. A U.S. shareholder makes a valid mark-to-market election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return for the first taxable year during which such holder owned stock in a corporation and such corporation was classified as a PFIC. Subject to the shares in the PFIC ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years in which the corporation is no longer a PFIC.

For purposes of the discussion of the U.S. federal income tax treatment of our shares, U.S. shareholders refer to any of the following that hold our shares as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code (i.e., generally for investment):

  any beneficial owner of stock who is a citizen or resident of the United States for United States federal income tax purposes;
  a corporation, or other entity treated as a corporation under United States federal income tax law, created or organized under the laws of the United States or of any state or the District of Columbia;
  an estate the income of which is subject to United States federal income taxation regardless of its source;
  a trust if its administration is subject to the primary supervision of a United States court and having one or more United States persons with the authority to control all of such trust’s substantial decisions; and
  a trust if the trust was in existence and qualified as a United States person, within the meaning of the U.S. Internal Revenue Code, on August 20, 1996 under the law as then in effect and elected to continue to be so treated.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. shareholder in light of his or her particular circumstances or to a U.S. shareholder subject to special treatment under U.S. federal income tax law. U.S. shareholders are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election, in connection with their holding of our shares, including warrants or rights to acquire our shares.

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the Securities and Exchange Commission under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we have not been required to file through the Securities and Exchange Commission’s EDGAR system until this Annual Report on Form 20-F, and our periodic filings until now are therefore not available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11. Quantitative And Qualitative Disclosures About Market Risk

General

The currency of our primary economic environment is United States dollars. However, we have balances and activities in NIS. We are exposed to market risks arising from changes in currency exchange rates. We are also exposed to equity-price and interest rate risks.

Interest Rate Risks

Our exposure to market rate risks, resulting from changes in interest rates, relates primarily to our financial assets including short-term deposits which are denominated in United States dollars, with a floating-rate interest. Our market risk is the potential loss arising from adverse changes in interest rates on the United States dollar deposits and loan and from adverse changes in interest rates. Our deposits in United States dollars bears a floating interest based on LIBOR.

Market risk is estimated as the potential decrease in pretax earnings resulting from a hypothetical 10% decrease in interest rates on our financial assets. Even if such an increase occurred, the decrease in interest rate earnings based on the average outstanding financial assets during the year ended December 31, 2002, will not be material to our operating results.

Item 12. Description Of Securities Other Than Equity Securities

Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages And Delinquencies

Our affiliate Coresma Ltd. is in default relating to its indebtedness towards numerous suppliers, in an aggregate amount of approximately $1,000,000. The default is failure to timely pay such debt.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15.

The company has established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the company required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Within the 90 days prior to the filing date of this annual report, the company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were effective as of the date of such evaluation.

The Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date that the company completed its evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Item 18. Not applicable

Item 19. Exhibits

1.1      Memorandum of Association filed by us as an Exhibit to our Registration Statement on Form F-1, registration number 33-40330, and incorporated herein by reference.

1.2       Articles of Association filed by us as an Exhibit to our to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

1.3      Report of Amendment to Articles of Association, dated March 12, 2001, as filed with the Israeli Registrar of Companies, and English summary thereof, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

1.4      Report of Amendment to Articles of Association, dated July 9, 2001, as filed with the Israeli Registrar of Companies and English summary thereof, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

3.1     Form of shareholders voting agreement entered into in February 1998 among Clal Industries and Technologies (1997) Ltd., Investment Company of Bank Polar Communications Ltd., Yaron Sheinman and Aviv Tzidon, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001.

4.1      Convertible Loan Agreement between EVR, our wholly-owned subsidiary, and Coresma, dated November 1, 2001, for $1.7 million, which is also the Agreement pursuant to which Yaron Sheinman loaned Coresma the sum of $150,000, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

4.2      Convertible Loan Agreement with Unisfair, dated April 30, 2001, in the amount of $500,000, a Promissory Note, dated April 2001 in the amount of $250,000, executed in connection therewith. An additional Promissory Note subject to the same terms and conditions in the amount of $250,000 was executed July 1, 2001, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

4.3      Loan Agreement with Unisfair, dated August 29, 2001, in the amount of $250,000, together with Promissory Note executed in connection therewith, and Amendment to Promissory Note, dated December, 2001, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

4.4      Convertible Promissory Note given by Unisfair, dated December, 2001, in the amount of $100,000, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

4.5      Loan Agreement with Unisfair in the amount of $15,000, together with Convertible Promissory Note dated March 20, 2002, executed in connection therewith, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 28, 2002.

4.6      Share Purchase Agreement with BCS Growth Fund (Israel) L.P., Infinity Venture Capital Ltd. and Yaron Sheinman.

4.7     Technology Transfer and Assignment Agreement with BVR Systems (1998) Ltd., dated May, 2003.

8.1      A list of our subsidiaries is found on page 39 of our consolidated financial statements and incorporated herein by reference.

10.1    Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.2    Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the          day of July, 2003.

B.V.R. TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman

DRAFT: 13.07.2003

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	2

Consolidated Statement of Net Assets in Liquidation as of December 31, 2002	3 - 4

Consolidated Balance Sheet as of December 31, 2001	5 - 6

Consolidated Statements of Changes in Net Assets in Liquidation for the year ended December 31, 2002	7

Consolidated Statements of Operations for the years ended December 31, 2002 and 2001	8

Statements of Changes in Shareholders’ Equity	9

Consolidated Statements of Cash Flows	10 - 12

Notes to Consolidated Financial Statements	13 - 42

- - - - - - - -

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

B.V.R. TECHNOLOGIES LTD.

          We have audited the accompanying consolidated statement of the net assets in liquidation of B.V.R. Technologies Ltd. (“the Company”) and its subsidiary as of December 31, 2002 and the consolidated balance sheet as of December 31, 2001, and the consolidated statements of changes in net assets in liquidation for the year ended December 31, 2002 and the consolidated statements of operations for each of the two years in the period ended December 31, 2001 and the statements of changes in shareholders’ equity and cash flows for the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We did not audit the financial statements of affiliate, the investment in which on the equity basis of accounting totaled $ 0 and $ 1,795 thousand as of December 31, 2002 and 2001, respectively, and the Company’s share in the net loss of which totaled $ 1,126 thousand and $ 2,381 thousand for the two years ended December 31, 2002 and 2001, respectively. These financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this certain affiliate, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

          As stated in Note 1a to the financial statements, although an approval was not yet received by the Company’s shareholders, following the distribution of the Company’s assets, as described in Note 4e and 4f, it is probable that the Company will not continue its business. As a result, the Company has changed its accounting basis for the year 2002 from going-concern basis to a liquidation basis.

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the value of net assets in liquidation as of December 31, 2002 and the consolidated financial position as of December 31, 2001 and the changes in net assets in liquidation for the year ended December 31, 2002 and the consolidated results of operations for each of the two years in the period ended December 31, 2001 and changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 12 to the consolidated financial statements.

Tel-Aviv, Israel	KOST FORER & GABBAY
May 29, 2003	A Member of Ernst & Young Global

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION

U.S. dollars in thousands

December 31, 2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,435
Accounts receivable and prepaid expenses (Note 3)	113

Total current assets	2,548

PROPERTY AND EQUIPMENT, NET (Note 5)	5

Total assets	$2,553

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION

U.S. dollars in thousands (except share data)

December 31, 2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$10
Other accounts payable and accrued expenses (Note 6)	659

Total current liabilities	669

ACCRUED SEVERANCE PAY, NET	4

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 7):
Share capital: Ordinary shares of NIS 0.5 par value: Authorized: 30,000,000 shares at December 31, 2002; Issued: 9,837,701 at December 31, 2002; Outstanding: 9,718,451 at December 31, 2002	1,838
Additional paid-in capital	27,652
Accumulated deficit	(28,808)
Dividend declared	1,500
Treasury stock	(302)

Total shareholders’ equity	1,880

Total liabilities and shareholders’ equity	$2,553

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

December 31, 2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,778
Accounts receivable and prepaid expenses (Note 3)	155
Investment in affiliate to be disposed of (Note 4)	2,147

Total current assets	6,080

LONG-TERM INVESTMENTS IN AFFILIATES (Note 4)	4,034

PROPERTY AND EQUIPMENT, NET (Note 5)	25

Total assets	$10,139

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands (except share data)

December 31, 2001

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$9
Other accounts payable and accrued expenses (Note 6)	933

Total current liabilities	942

ACCRUED SEVERANCE PAY, NET	4

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 7):
Share capital:
Ordinary shares of NIS 0.5 par value:
Authorized: 30,000,000 shares at December 31, 2001; Issued: 9,836,528 shares at December 31, 2001; Outstanding: 9,717,278 at December 31, 2001	1,838
Additional paid-in capital	31,382
Accumulated deficit	(23,725)
Treasury stock	(302)

Total shareholders’ equity	9,193

Total liabilities and shareholders’ equity	$10,139

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION

U.S. dollars in thousands (except per share data)

	Year ended December 31, 2002

Services to related parties		$145

Cost of services to related parties		125

Gross profit		20

General and administrative expenses		975

Operating loss		(955)
Financial income, net (Note 10a)		108
Other expenses, net (Note 10b)		(1,792)

Loss before taxes on income		(2,639)
Taxes on income (Note 9)		11

Loss from continuing operations before equity in losses of affiliates		(2,650)
Equity in losses of affiliates		(2,407)

Loss from continuing operations		(5,057)
Loss from discontinued operations (Note 10c)		(26)

Net loss		$(5,083)

Basic and diluted net loss per share from:

Continuing operations *)		$(0.52)

Discontinued operations	$	**) -

Net loss		$(0.52)

Weighted average number of shares outstanding (in thousands)		9,718

*)       The loss per share is computed at NIS 0.5 par value of Ordinary shares.

**)     Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2001	2000

Services to related parties	$267	$235

Cost of services to related parties	206	192

Gross profit	61	43

General and administrative expenses	994	827

Operating loss	(933)	(784)
Financial income (expenses), net (Note 10a)	476	(172)
Other income (expenses), net (Note 10b)	(2,193)	4,778

Income (loss) before taxes on income	(2,650)	3,822
Taxes on income (Note 9)	203	296

Income (loss) from continuing operations before equity in losses of affiliates	(2,853)	3,526
Equity in losses of affiliates	(2,576)	(6,190)

Loss from continuing operations	(5,429)	(2,664)
Loss from discontinued operations (Note 10c)	(7,672)	(2,135)

Net loss	$(13,101)	$(4,799)

Basic and diluted net loss per share from:

Continuing operations *)	$(0.56)	$(0.28)

Discontinued operations	$(0.78)	$(0.22)

Net loss	$(1.34)	$(0.50)

Weighted average number of shares outstanding (in thousands)	9,717	9,690

*)       The loss per share is computed at NIS 0.5 par value of Ordinary shares.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Treasury stock	Dividend declared	Total shareholders’ equity

Balance at January 1, 2000	9,008,488	$1,736	$27,321	$-	$(897)	$-	$-	$28,160
Conversion of convertible debentures	461,540	58	2,942	-	-	-	-	3,000
Exercise of options and warrants	222,500	28	830	-	-	-	-	858
Treasury stock	-	-	-	-	-	(302)	-	(302)
Deferred stock compensation on repriced options	-	-	186	(186)	-	-	-	-
Amortization of deferred stock compensation on repriced options	-	-	-	37	-	-	-	37
Net loss	-	-	-	-	(4,799)	-	-	(4,799)

Balance at December 31, 2000	9,692,528	1,822	31,279	(149)	(5,696)	(302)	-	26,954
Spin-off of Nexus Telocation Systems Ltd.	-	-	-	-	(4,928)	-	-	(4,928)
Exercise of options	144,000	16	-	-	-	-	-	16
Deferred stock compensation on repriced options	-	-	103	(103)	-	-	-	-
Amortization of deferred stock compensation on repriced options	-	-	-	252	-	-	-	252
Net loss	-	-	-	-	(13,101)	-	-	(13,101)

Balance at December 31, 2001	9,836,528	1,838	31,382	-	(23,725)	(302)	-	9,193
Dividend declared	-	-	(1,500)	-	-	-	1,500	-
Spin-off of Vi[z]Rt Ltd.	-	-	(2,230)	-	-	-	-	(2,230)
Exercise of options	1,173	*) -	-	-	-	-	-	*) -
Net loss	-		-	-	(5,083)	-	-	(5,083)

Balance at December 31, 2002	9,837,701	$1,838	$27,652	$-	$(28,808)	$(302)	$1,500	$1,880

*)      Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net loss	$(5,083)	$(13,101)	$(4,799)
Adjustments required to reconcile net loss to net cash used in operating activities (a)	4,289	12,978	1,821

Net cash used in operating activities	(794)	(123)	(2,978)

Cash flows from investing activities:
Purchase of property and equipment	(1)	(5)	(236)
Proceeds from sale of property and equipment	15	4	2,850
Investment in affiliates	(548)	(2,000)	(4,747)
Investment in long term loans, convertible loans and convertible debentures granted to affiliates	(15)	(3,450)	(770)
Proceeds from short-term loan to BVR-S, net	-	634	2,176

Net cash used in investing activities	(549)	(4,817)	(727)

Cash flows from financing activities:
Proceeds from exercise of options	*) -	16	-
Decrease in receivable related to sale of building	-	950	-
Purchase of treasury stock	-	-	(302)
Proceeds from issuance of shares, net upon exercise of options and warrants	-	-	858
Short-term bank loans, net	-	(1)	1

Net cash provided by financing activities	-	965	557

Decrease in cash and cash equivalents	(1,343)	(3,975)	(3,148)
Cash and cash equivalents at the beginning of the year	3,778	7,753	10,901

Cash and cash equivalents at the end of the year	$2,435	$3,778	$7,753

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2002	2001	2000

(a)	Adjustments to reconcile net loss to net cash used in operating activities:

	Equity in losses of affiliates	$2,433	$11,400	$19,239
	Loss (gain) on sale of property and equipment	6	7	(797)
	Gain on issuance of shares to a third party by affiliates	-	(1,068)	(14,665)
	Depreciation and impairment of property and equipment	-	64	16
	Interest on long-term loans and convertible loans to affiliates	(59)	(118)	(109)
	Accrued severance pay, net	-	(1)	(116)
	Amortization of deferred stock compensation on repriced options	-	252	37
	Impairment of investment in affiliates	1,701	2,153	-
	Decrease in accounts receivable and prepaid expenses	42	26	27
	Increase (decrease) in trade payables	1	2	(117)
	Increase (decrease) in other accounts payable and accrued expenses	165	261	(1,687)
	Others	-	-	(7)

		$4,289	$12,978	$1,821

(b)	Supplemental disclosure of cash flows activities:

	Net cash paid during the year for: Interest	$1	$2	$70

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

			Year ended December 31,

			2002	2001	2000

(c)	Non-cash activities:

	1.	Issuance of shares	$-	$-	$3,000
		Conversion of convertible debentures	-	-	(3,000)

			$-	$-	$-

	2.	Investments in an affiliate	$-	$(4,824)	$-
		Spin-off of Nexus Telocation Systems Ltd.	-	4,824	-

			$-	$-	$-

	3.	Other accounts payable and accrued expenses	$-	$(104)	$-
		Spin-off of Nexus Telocation Systems Ltd	-	104	-

			$-	$-	$-

	4.	Investment in an affiliate	$(2,230)	$-	$-
		Spin-off of Vi[z]Rt Ltd.	2,230	-	-

			$-	$-	$-

	5.	Receivable related to sale of building	$-	$-	$(950)
		Property and equipment	-	-	950

			$-	$-	$-

	6.	Investments in affiliates	$-	$439	$-
		Other accounts payable and accrued expenses	-	(439)	-

			$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

B.V.R. Technologies Ltd. is a hi-tech management company, together with its subsidiary and affiliates (collectively “the Company” or “BVR”) is engaged in the fields of wireless communication, fully-integrated broadcast and web-cast graphics solution, broadband access technology, integrated silicon and software solution for smart networking appliances and on line fair and exhibition solutions.

As of December 31, 2002, BVR holds 32.42% of the outstanding shares of BrightCom Technologies Ltd. (“BrightCom”), which is a fables communication chips company, developing and marketing highly integrated silicon solutions for personal area networking over the Bluetooth wireless standards and 41.33% of Unisfair Inc. (“Unisfair”), which develops and markets a technological platform to support virtual fairs, exhibitions and conference online activities (see also Note 4).

Through its wholly-owned subsidiary, E.V.R. Entertainment Application of Virtual Reality (1994) Ltd. (“EVR”), as of December 31, 2002, BVR holds 37.27% of Coresma Ltd. (“Coresma”), formerly NetGame Ltd. Coresma is engaged in the development, manufacture and marketing of programmable solutions for the broadband industry.

In April 2002, the Company completed the distribution of its 20.53% share in Vi[z]RT Ltd. (“VIZ”), pro-rata to its shareholders (see also Note 4(d)(3)).

Although an approval was not yet received by the Company’s shareholders, following the distribution of the Company’s assets, as described in Note 4e and 4f, it is probable that the Company will not continue its business.

	b.	Definitions:

		Subsidiary	-	A company, which is controlled by the Company, when more than 50% of the voting equity is owned by the Company (either directly or indirectly).

		Affiliated company	-

A company that is not a subsidiary, in which the Company has voting rights and rights to profits, given that the Company wields significant influence over the operating and financial policies of these companies.

		Related parties	-

As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel. The Group companies transact with companies, which are related parties in the ordinary course of business.  Balances and transactions with related parties are presented in Note 11.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain aspects from those followed in the United States (“U.S. GAAP”), as described in Note 12.

	a.	Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

Since most of the Company’s revenues are generated in U.S. dollars and its shares are traded on the NASDAQ in the United Sates, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollars, in conformity with Section 29a and 29b, respectively, to Statement 36 of the Institute of Certified Public Accountants in Israel.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of BVR and its wholly-owned subsidiary-EVR. Intercompany balances and transactions have been eliminated upon consolidation.

	d.	Business in liquidation:

As a result of the management assessment and the tax ruling, as stated in Note 1a, the Company changed its accounting policy and commenced reporting based on accepted principles in Israel relating to a business in liquidation.

The principles for adjustment according to the accounting policy for a company in liquidation, which were applied in respect to the financial statements as of December 31, 2002 and for the year ended at that date, are as follows:

		1.	Consolidated statements of net assets in liquidation:

The consolidated financial statements are prepared on the basis of realizable value in accordance with the following principles:

			a)	Assets:

				1)	Cash equivalents - The Company considers all highly liquid investments, originally purchased with maturities of three months or less to be cash equivalents.

Cash equivalents are presented according to the realizable value as of balance sheet date.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2)	Accounts receivable:

(a) Affiliates - according to the effective collection of balances.

(b) Government authorities - according to the effective utilization of the balance.

	3)	Investment in affiliates:

The investment is presented net of the provision for the decline in value, based on the balance effectively received from the realization of the investment.

The investment in a subsidiary is presented on an equity basis reflecting its market value.

	4)	Property and equipment, net

Investments in property and equipment are stated at the lower of fair value or cost, net of accumulated depreciation.

	5)	Other accounts payable -

Government authorities, expenses payable and other:

According to the balance as of the dates of the financial statements.

2.	Consolidated statements of changes in net assets in liquidation:

a)

Items related to monetary accounts maintained in currencies other than the dollar are remeasured to U.S. dollar using the foreign exchange rate at balance sheet date. Items related to operational accounts and non-monetary balance sheet account are measured and recorded at the exchange rate in effect at the date of the transaction.

	b)	The equity in the results of operations of affiliates is presented on the basis of its equity and was determined based on the audited financial statements of that company as of the balance sheet date.

	c)	Impairment recorded to adjust realizable value of investments in affiliates is included in the item of other expenses, net, in the financial statements.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

		d)	The financial item expresses the real income and expenses, including the erosion in the monetary items during the year.

		e)	Loss per share:

The loss per share is calculated in accordance with the provisions of Statement No. 55 of the Institute of Certified Public Accountants in Israel.

	e.	Cash equivalents

Cash equivalents are unrestricted short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

	f.	Investments in affiliates:

Investments in companies, over which the Company can exercise significant influence over operating and financial policy of the affiliate (generally, entities in which the Company holds 20% to 50% of ownership or voting rights) are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.

Goodwill is amortized using the straight-line method over the estimated useful life, which is 10 years.

From time to time, the Company reviews its investments in order to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review is being performed where there is evidence that the value of investments has been impaired, including a decline in stock market prices, the investee company’s sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. The provision for impairment of the value of these investments amounted to $1,701, $2,153 and $0 in the years ended December 31, 2002, 2001 and 2000, respectively and were charged to the statement of operations as other expenses.

The Company discontinues applying the equity method when its investment is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in privately held companies in which the Company does not have the ability to exercise significant influence over operating and financial policy of the affiliate, are recorded at the lower of cost or estimated fair value.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and related equipment	33
Leasehold improvements	Over the term of the lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. In 2002, no impairment losses have been identified.

h.	Deferred income taxes:

The Company accounts for taxes on income under the liability method of accounting for taxes on income.

	1.	Deferred taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes.

2.

The Company has not recorded deferred income taxes for the realization of investments in subsidiary or in affiliates that management intends to retain or since the realization is expected to result in capital loss. Similarly, deferred income taxes have not been provided for future taxable dividend distribution from subsidiary, since it is not expected to result in an additional tax liability (see also Note 9f).

	3.	The Company does not provide deferred income taxes when the utilization of the losses for tax purposes is uncertain due to the history of losses.

i.	Revenue recognition:

The Company’s revenues derived from management services provided to affiliates.
The revenues are recognized as services are provided.

j.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with severance pay und insurance policies and by an accrual.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of these policies is based on the cash surrendered value of these deposits with severance pay fund policies, and includes immaterial profits.

	k.	Basic and diluted loss per share:

Net loss per share is computed based on the weighted average number of Ordinary shares outstanding during the year in accordance with Statement No. 55 of the Israeli Institute. The loss per share is computed at NIS 0.5 par value of Ordinary shares.

According to the statement, the dilutive effect of options, warrants and other convertible debentures is included in the computation of basic net income per share only if their exercise is considered to be probable, based on the ratio between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

	l.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock Based Compensation Transmission and Disclosure - an amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) by Statement No. 123, and has been determined assuming BVR had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the block-Scholes option pricing model, with the following weighted-average assumptions for 2001 and 2000,: risk-free interest rates of 3.5% and 5%, respectively, dividend yields of 0% and 0%, respectively, volatility factors of the expected market price of BVR’s Ordinary shares of  1.45 and 1.36, respectively, and a weighted average expected life of the options of 3.1 years for each year.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Options granted to employees in 2001 have an exercise price equal to the fair market value of the stock at the grant date. The fair values of the options granted during 2002, 2001, and 2000 respectively were $ 0, $ 930 and $ 3,062, respectively.

	Year ended December 31,

	2002	2001	2000

Net loss according to U.S. GAAP (see Note 12m)	$6,295	$18,225	$19,464

Pro-forma net loss	$6,581	$19,953	$20,375

Pro-forma basic and diluted net loss per share	$0.68	$2.07	$2.12

The total compensation expenses included in the pro-forma information for 2002, 2001 and 2000, is $286, $1,728 and $911, respectively.

The Company applies SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

m.	Discontinuing investments in affiliates:

Through December 31, 2001, discontinued operations related to investments in affiliates have been accounted for under Accounting Principles Board Opinion No. 30 “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB No. 30”), which was the common practice under Israeli GAAP. As such, during 2001 and 2000 the Company accounted for its investments in Nexus and VIZ as discontinued operations.

In 2002, discontinued operations related to investments in affiliates have been accounted for under Israeli Accounting Standard No. 8 “Discontinuing operations” (“Standard No. 8”), which is effective since January 1, 2002. The standard sets out rules for disclosure of information concerning a discontinued operation.

According to Standard No. 8 investments in affiliates, which were accounted under the equity method, are not qualified as discontinued operations. Therefore, the Company’s investments in BrightCom and Unisfair were not accounted for as discontinued operations (see also Note 4e and 4f).

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	o.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of the Company’s long-term loans and convertible loans to affiliates approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

	p.	Impact of recently issued accounting standards:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

According to Standards No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods.

Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

The transitional guidelines in the Standard prescribe that loss due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item “Cumulative effect of the change in the accounting principle to the beginning of the year”.

Management does not anticipate that the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-  ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2002	2001

Government authorities	$55	$7
Affiliates (net of doubtful allowance amounted to $177 and $0 in 2002 and 2001, respectively) (1)	47	146
Others	11	2

	$113	$155

(1)	Current balances bear no interest. (see Note 11).

NOTE 4:-  LONG-TERM INVESTMENTS IN AFFILIATES

a.	Investments in affiliates and investments in affiliates to be disposed of, are composed as follows:

	December 31,

	2002	2001

Long-term loans	$2,573	$2,514
Convertible loans and convertible debentures	4,134	4,119
Impairment charges	(2,390)	(790)
Equity	(4,103)	761

	214	6,604

Goodwill:
Original amount, net	803	636
Amortization	132	(11)
Impairment charges	(1,149)	(1,048)

	(214)	(423)

Total investments in affiliates	$-	$6,181

b.	Coresma:

	1.	Changes in the share capital of Coresma:

In April 2000, Coresma and an investor entered into an agreement according to which Coresma issued 781,479 Ordinary shares of NIS 0.01 par value in consideration of $7,839, net.

As a result of the issuance of shares to the aforementioned investor, the Company realized gains from the decrease in its holdings in the year ended December 31, 2000, in the amount of $1,761. As of December 31, 2002, the Company’s share in Coresma is 37.27%.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-   LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

2.	Long-term loans:

a)

As of December 31, 2002 and 2001, loans to Coresma amounted to $2,573 and $2,514, respectively. The loans are linked to the higher of the Israeli Consumer Price Index (“CPI”) or the U.S. dollar +LIBOR, on an annual basis. Coresma will repay the loans out of its net income, or in the event of an Initial Public Offering (“IPO”) or a private placement, in which Coresma raises an amount exceeding approximately $9,600.

Through December 31, 2002, no repayments were made.

b)

During 1999, Coresma’s shareholders granted to Coresma convertible loans of $2,500. The Company’s share in the loans amounted to approximately $1,569. As long as any part of the loan is outstanding, each of the lenders shall be entitled to convert its outstanding part of the loans amount into share capital (at a fixed price per share, subject to adjustments).

Repayment of the convertible loans shall be made in yearly installments commencing on March 31, 2001 at a rate to be determined by the board, not to exceed 10% of the Coresma’s income before tax in the previous year commencing at such date. The loan is linked to the U.S. dollar and shall bear interest at the rate of LIBOR+2%.

Through December 31, 2002, no repayments were made.

The loan will automatically be converted into an aggregate of 1,455,180 Ordinary shares, representing a conversion price of $1.72 per share, in the event of an IPO of Coresma’s shares.

c)

In November 2001, Coresma’s shareholders granted to Coresma convertible loans of $3,000. The Company’s share in the loans amounted to $1,700. The loan is linked to the U.S. dollars and bears interest at the rate of LIBOR+2%.

The loan is due (including accrued interest) in one installment on December 31, 2003. The loan will be converted in the following events: 1. Equity investment of at least $2,000 (“Further Investment”); 2. Acquisition of Coresma; 3. An IPO of Coresma shares; 4. Issuance of shares in a manner that the existing shareholders would hold less than 50% of the voting power or are entitled to appoint less than 50% of the directors of Coresma.

In case of a conversion event, the outstanding aggregate amount of the loans (including interest) shall be automatically converted into such number of shares resulting in an aggregate ownership percentage of 75% of the outstanding share capital of Coresma, on a fully diluted basis.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

In addition to the conversion rights, upon the earlier of Further Investment or nine months from November 2001, Coresma shall grant each shareholder, additional warrant to purchase shares in a total amount of 25% of the loan provided by the shareholder. The warrant will be exercisable upon the earlier of a closing of conversion event or 3 years from the date of grant. The conversion rate shall be as the loan conversion rate.

3.

Based on the Company’s management assessment of the facts and circumstances, $730 and $790 were written off of the investment amount for the years ended December 31, 2002 and 2001, respectively. The write-off has been recorded in other expenses and reduced the investment balance to $0 at December 31, 2002.

4.

Coresma has experienced operating losses over recent years, resulting in a deficit position. Its financial position and operating results raise substantial doubts about its ability to continue as a going concern.

	c.	Nexus:

		1.	Changes in the share capital of Nexus:

			a)	In January 1999, BVR invested $3,000 in Nexus.

			b)	In March 1999, Nexus and API entered into an agreement according to which Nexus issued 72,072 Ordinary shares of NIS 0.03 par value each in consideration of $460.

c)

During 1999, Nexus issued to BVR $3,000 of convertible debentures with five-year maturities and interest of LIBOR+1.5%. In March 2000, BVR converted $500 of its convertible debentures into 64,599 Ordinary shares of Nexus. In March 2001, BVR converted $2,500 of its convertible debentures into 322,997 Ordinary shares of Nexus. As a result, BVR interest in Nexus increased to 34.35% and it recorded a goodwill in the amount of $2,279.

d)

In November 1999, Nexus entered into an agreement in principle with a consortium of investors led by Soros Fund Management LLC (“Soros”). The consortium invested $21,000 in Ordinary shares and convertible securities of Nexus. On January 10, 2000, the investment agreement was closed. BVR’s share in the investment was $1,935.

			e)	During 2000, 272,251 options and warrants were exercised by the public and thereby resulted in a decrease in BVR’s holdings.

f)

On March 19, 2001, Nexus’s shareholders approved a one for three reverse split of Nexus’s Ordinary shares. All Ordinary share and per Ordinary share data included in these financial statements for all periods presented has been adjusted to reflect the reverse split.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

g)

In April 2001, Nexus issued 1,487,593 Ordinary shares for a total consideration of $2,982, net. BVR’s part in the investment was $2,000. In addition, in May 2001, Nexus issued 166,667 Ordinary shares as a part of a purchase agreement. As a result of those transactions, BVR interest in Nexus increased to 38.32% and it recorded goodwill in the amount of $898.

h)

In June 2001, Nexus issued 490,196 Ordinary shares for a total consideration of $1,000. As a result, BVR interest decreased to 36.59% and BVR recorded gain of $156 from issuance to third party. The Company took into consideration the realization of goodwill, which was recorded in prior years in the gain calculation.

		2.	Spin-off of Nexus:

On July 23, 2001, BVR completed the distribution of BVR’s shares in Nexus, pro-rata to its shareholders. The amount that was distributed was $4,928. (including tax liability in the amount of $104) (see Note 2m).

As for tax withholding , see Note 9f.

	d.	VIZ:

		1.	Changes in the share capital of VIZ:

			a)	On November 8, 1999, VIZ has concluded its initial public offering (IPO) at the Neuer Market. The IPO consisted of 40% of VIZ shares.

In addition, as a part of the abovementioned IPO, the Company sold 597,616 Ordinary shares of VIZ in consideration of $7,548, net.

			b)	In March 2000, VIZ acquired the assets of Evans & Sutherland Digital Video Division in consideration of 131,602 Ordinary shares of VIZ and $1,000 in cash.

			c)	On July 4, 2000, VIZ had completed its acquisition of Peak Broadcast systems Ltd. (PEAK) ,a Norwegian corporation, in consideration of 3,544,014 Ordinary shares of VIZ.

d)

In December 2001, VIZ assessed a tax liability in the amount of $4,922 thousand, which was part of an acquisition that took place in July 2000, and reduced the liability to an amount of $480 thousand. VIZ reclassified the tax liability against additional paid-in capital. As a result, BVR recorded gain of $912 thousand from issuance to a third party.

2.

On December 28, 2001, EVR, a wholly owned subsidiary of BVR, distributed all of the VIZ shares it held, as dividend in kind, to BVR. This distribution of dividend in kind created a capital gain for tax purposes for EVR, taxable at the rate of 36%.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

As a result of this tax event, the investment in VIZ was increased in the amount of $ 548.

3.

On April 23, 2002, BVR distributed all of its shares in VIZ pro-rata to its shareholders. The amount that was distributed was $2,230. The Company’s share in VIZ at the distribution date was 20.53% (see Note 2m).

	e.	Investment in BrightCom:

		1.	Changes in the share capital of BrightCom:

a)

In June 2000, BrightCom, entered into an agreement with some investors, including BVR, according to which BrightCom issued 4,885,504 Ordinary shares of NIS 0.01 par value in consideration of $7,910, net. BVR’s investment amounted to $1,500. As a result of the decrease in its holdings and since BrightCom was a development stage company, BVR recorded a deferred capital gain in the amount of $1,308.

b)

In January 2001, BrightCom concluded a private placement by which an amount of approximately $15 million was invested. BVR did not invest in the said round. As a result, BVR’s interest in BrightCom decreased to 22.9% and recorded a deferred gain in the amount of $3,332.

The deferred gains in the years 2002, 2001 and 2000, were in the amount of $1,212, $2,457 and $971, respectively. The deferred capital gain was recognized at the highest between BVR’s part in BrightCom losses or over three years.

c)

In June 2001, BrightCom’s shareholders approved a one for eight split of BrightCom shares. All share and per share data included in these financial statements for all periods has been adjusted to reflect the split.

As of December 31, 2002, the Company’s share in BrightCom decreased to 32.42% as a result of options exercised by employees.

		2.	Long-term loans:

a)

Between August 1998 and December 1999, certain shareholders granted BrightCom a convertible shareholders’ loan, in an aggregate amount of $1,500. BVR’s share in the loan amounted to approximately $950. The loan was linked to the U.S. dollars and bears LIBOR interest on an annual basis and is repayable at the earlier of five years or upon the occurrence of certain events as defined in the agreement. The loan may be converted into shares of BrightCom through August 2001, at a price of $0.375 per share.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

b)

During the first half of 2000, certain shareholders granted BrightCom an additional convertible shareholders’ loan, in an aggregate amount of $1,599. BVR’s share in the loan amounted to approximately $775. The loan was linked to the U.S. dollars and bears LIBOR interest on an annual basis and is repayable upon the earlier of five years or the occurrence of certain events as defined in the agreement. The loan may be converted into shares of BrightCom, at a price of $0.5375 per share.

c)

In June 2001, approximately $359 out of the abovementioned loans was repaid to the shareholders and the remaining amount of $2,795 was converted into Ordinary shares of BrightCom. BVR converted all of its outstanding loans. As a result, BVR’s interest in BrightCom increased to 32.48%.

In addition, 559,616 warrants were exercised in June 2001 by Brightcom founders, in consideration of $210.

As a result of the loan conversion and the exercise of warrants, BVR recorded a negative goodwill in the amount of $429.

Based on the Company’s management assessment of the facts and circumstances that BrightCom has incurred losses and negative cash flows from operations since inception and such losses and negative cash flows will continue in the foreseeable future, $669 was written-off of the investment amount for the year ended December 31, 2002. The write-off has been recorded in other expenses and reduced the investment balance to $0 at December 31, 2002.

Subsequent to the balance sheet date, BrightCom has entered into an agreement to sell substantially all of its assets to a third party. In consideration for BrightCom assets, the third party will assume certain of BrightCom liabilities and will pay BrightCom up to $15,000 in royalties on future sales of BrightCom products over a three-year period. The Company cannot assess the amount of royalties to be paid.

	f.	Investment in Unisfair:

		1.	Changes in the share capital of Unisfair:

a)

On April 6, 2000, Unisfair entered into a share purchase agreement with investors, including BVR, according to which Unisfair issued 401,002 Preferred A shares of $0.01 par value in consideration of $800, net. BVR’s investment amounted to $400 and reflects a share interest of 17.35%. BVR was granted ,at no additional cost, warrants to subscribe and acquire from Unisfair up to 636,943 Preferred A shares at an exercise price of $2.355 per share. As of December 31, 2000, BVR exercised part of its warrants and acquired 254,778 additional Preferred A shares in consideration of $600.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS IN AFFILIATES (Cont.)

b)

During the first quarter of 2001, BVR exercised its warrants and acquired 254,778 Preferred A shares in consideration of $600. As a result, BVR’s interest in Unisfair increased to 37.7% and recorded goodwill in the amount of $310.

c)

In April 2001, BVR exercised its warrants and acquired 127,387 Preferred A shares in consideration of $300. As a result, BVR’s interest in Unisfair increased to 41.33% and recorded goodwill in the amount of $171.

As of December 31, 2002, the Company’s share in Unisfair is 41.33%.

	2.	Long-term loans:

a)

On April 30, 2001, Unisfair has signed two convertible loan agreements, one with BVR in the amount of $500 and the other with other lenders in the amount of $400. The loan amounts bear interest at LIBOR + 2% and are due within 24 months from grant date. The loans will automatically be converted into Preferred shares of Unisfair upon occurrence of certain events and conditions prior to the due date.

b)

On August 28, 2001, the Company granted to Unisfair an additional convertible loan in an amount of $250. The loan bears interest at LIBOR+2% and is due within 24 months from the grant date. The loan will be automatically converted into Unisfair Preferred shares upon occurrence of certain events and conditions prior to the due date.

c)

In December 2001, Unisfair has signed three convertible loan agreements, one with BVR in the amount of $100 and the others with other lenders in the amount of $100. The loan amounts bear interest at LIBOR+2% and are due on August 28, 2003.

The loans will be automatically converted into Unisfair Preferred shares upon occurrence of certain events and conditions prior to the due date.

3.

Based on the Company’s management assessment of the facts and circumstances, $101 and $1,048 were written off of the goodwill amounts for the years ended December 31, 2002 and 2001, respectively. The write-off has been recorded in the statements of operations as other expenses and reduced the investment balance to $0 at December 31, 2002.

4.

Unisfair has experienced operating losses over the past years, resulting in a deficit position. Its financial position and operating results raise substantial doubts about its ability to continue as a going concern.

	5.	Subsequent to the balance sheet date, the Company entered into an agreement to sell all of its securities of Unisfair to a third party, in the amount of $25. The agreement has hot yet been approved.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,

	2002	2001

Cost:
Computers and related equipment	$37	$36
Leasehold improvements	1	19

	38	55

Accumulated depreciation:
Computers and related equipment	32	26
Leasehold improvements	1	4

	33	30

Depreciated cost	$5	$25

In 2001, the Company recognized an impairment loss in the amount of $ 43. (See also Note 2g).

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2001

Payroll and related accruals	$28	$57
Government authorities	486	693
Other accrued expenses	145	183

	$659	$933

NOTE 7:-	SHAREHOLDERS’ EQUITY

a.

In April 1999, the Company granted to shareholder warrants to purchase up to an aggregate of 200,000 Ordinary shares of BVR, par value of NIS 0.5 at an exercise price of $4 per share. The warrants are vested immediately and will expire on December 31, 2001. In January 2000, the aforementioned warrants were exercised into Ordinary shares of BVR.

b.

In June 1999, BVR issued $3,000 in convertible debentures to two of its shareholders. The debentures are linked to the U.S. dollar, bear annual interest of 7% to be paid semi annually and will mature on June 15, 2003. The debentures shall be converted at a conversion rate of $6.5 per share at the option of the holders.

On February 8, 2000, the debentures were converted into 461,540 Ordinary shares.

c.	In December 2000, BVR purchased its own 119,250 Ordinary shares in consideration of $302. Treasury shares are presented, as cost and reduce shareholders’ equity.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

	d.	Stock option plan:

BVR adopted an Employee Share Option Plan (“ESOP-1998”), according to which 400,000 options will be issued to officers, management and other key employees. The options have an average vesting period of approximately 2 years and expire 5 years subsequent to the date of grant. Each option exercisable into one Ordinary share of BVR, at an exercise price of not less than the fair market value of the Ordinary shares on the grant date. Any options which are canceled or forfeited before expiration are available for future grants.

As of December 31, 2002, an aggregate of 16,250 options of BVR are still available for future grants.

Options to directors:

		1.	On January 5, 2000, BVR granted options as follows:

-

A total of 40,000 options to directors. 50% of the options are exercisable immediately and the other 50% have a vesting period of 1 year. Each option is exercisable, at an exercise price of $8.25 into one Ordinary share of BVR. The options expire on December 31, 2005.

-

A total of 450,000 options to the chairman of the Board of Directors. The options are exercisable into shares of BVR in six equal semi-annual successive vesting periods, at an exercise price of $8.25 per share. The options expire on December 31, 2005.

		2.	On March 12, 2001, BVR granted options, as follows:

-

A total of 400,000 options to the chairman of the Board of Directors at an exercise price of $2.06 per share. The options would be exercisable into shares of BVR over three years from the grant date and subject to acceleration under certain circumstances, including the sale of BVR.

-

A total of 60,000 options to directors. 50% of the options are exercisable on December 31, 2001, and the other 50% shall vest on December 31, 2002. Each option is exercisable at an exercise price of $2.06 into one Ordinary share of BVR. The options expire on December 31, 2006.

Repricing and acceleration:

In all of the aforementioned grants, the exercise price is equal to the fair value of the shares at the date of grant and, therefore, compensation expenses were not recorded.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	SHAREHOLDERS’ EQUITY (Cont.)

In December 2000, 90,000 previously granted options with an exercise price of $8.25 were repriced to 0.5 NIS (which is the par value of the shares) resulting in new measurement date and total compensation expenses of $186, of which $37 was recognized in 2000 for the portion already vested.

On June 28, 2001, the Company approved an acceleration for 54,000 unvested options out of the abovementioned repriced options, to be vested immediately. On the same date, additional 54,000 previously granted options with an exercise price of $3 were repriced to NIS 0.5 (which is the par value of the shares), and accelerated to be vested immediately.

Total compensation expenses in respect of the above repricing and acceleration of options in 2001 amounted to $252.

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2002, 2001 and 2000, is as follows:

	2002		2001		2000

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options:
Outstanding at the beginning of the year	950,000	$5.25	851,250	$5.51	113,750	$3.72
Granted	-	$-	460,000	$2.06	760,000	$5.81
Exercised	-	$-	(144,000)	$-	(22,500)	$6.53
Forfeited	-	$-	(217,250)	$2.24	-	$-
		-
Outstanding at the end of the year	950,000	$5.25	950,000	$5.25	851,250	$5.51

Exercisable at December 31,	741,667	$5.51	428,333	$5.89	141,250	$6.17

The options outstanding as of December 31, 2002, have been separated into exercise price categories as follows:

exercise price	Number outstanding at December 31, 2002	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2002	Weighted average exercise price

$8.25	490,000	3	415,000	$8.25
$2.06	460,000	3.16	326,667	$2.06

	950,000	3.08	741,667	$5.51

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The premises occupied by BVR are leased under operating lease for periods ending in 2003.

Future minimum lease commitments under non-cancelable leases for the years ended December 31, are as follows:

December 31,

2003	$5

b.	Management services agreements:

According to agreements with Nexus Data (a wholly owned subsidiary of Nexus), BrightCom and Coresma, BVR provides management services to Coresma in consideration of $120 per year each, $75 per year for BrightCom and $60 per year for Nexus Data.

BVR signed an agreement, which became effective in January 2000 with the chairman of the Board of Directors to receive management services for annual payment of $250.

The Company believes that the amounts charged in connection with the services to affiliates approximate the amount the Company would charge unrelated companies for the same services.

NOTE 9:-	TAXES ON INCOME

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, taxable income is measured in real terms, in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. BVR and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

	b.	A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rates (36%) applicable in Israel and the actual tax expenses, is as follows:

	Year ended December 31,

	2002	2001	2000

Income (loss) before taxes on income	$(2,639)	$(2,650)	$3,822

Theoretical tax expenses (benefits)	$(950)	$(954)	$1,376
Carryforward losses and other temporary differences, for which deferred taxes were not provided, net	950	859	(84)
Gain from decrease in interest in affiliates and selling shares of an affiliate, net	-	-	(1,433)
Changes in prior years accrual for income taxes	-	203	-
Others	11	95	437

Taxes on income in statements of operations*)	$11	$203	$296

*) All income taxes are domestic.

c.	Income tax assessments:

BVR and EVR received final tax assessments up to and including tax year 1998.

d.	Loss carryforward:

As of December 31, 2002, BVR’s operating loss carryforward amounted to approximately $ 1,455 and none operating loss carryforward related to EVR.

BVR’s capital losses carryforward for tax purposes amounted to approximately $ 2,960.

e.	Deferred income taxes:

Management currently believes that since the Company and its subsidiary have a history of losses it is probable that the deferred tax regarding the loss carryforwards and temporary differences will not be realized in the foreseeable future, and therefore as described in Note 2h, the Company did not provide deferred income taxes for the years ended December 31, 2002, 2001 and 2000.

f.	Tax ruling:

In January 2002, BVR received the final tax ruling from the Israeli Income Tax Authority. The tax ruling treats the distribution of Nexus and VIZ shares, that took place is July 2001 and April 2002, respectively, and any future distributions of cash or securities as a liquidation for tax purposes only.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

The maximum liquidation period determined in the tax ruling is 24 months commencing July 22, 2001, unless will be extended by the tax authorities.

The tax ruling under some conditions and limitations, permit BVR to offset gains or losses from the distribution of securities of publicly traded companies against gains or losses from the distribution of securities of privately held companies and against gains or losses from the future sale of shares in privately held companies.

According to the tax ruling, BVR is required to withhold Israeli income tax at the rate of 5% from the total distributed shares value.

In respect of Nexus shares distribution, the Company withheld 5% from the total distributed shares. As a result of the changes in the share price of the withheld shares, the Company recorded net liability in the amount of $ 235, which represent the difference between the market value of the withheld shares as of December 31, 2002, and the value for tax purposes which was determined in the tax ruling.

NOTE 10:-   SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

		Year ended December 31,

		2002	2001	2000

a.	Financial income (expenses), net:

	Income:
	Investment on long-term loans and convertible loans to affiliates	$59	$116	$117
	Investment on short-term loan to BVR-S	-	-	125
	Other interest	53	1,301	460

		112	1,417	702

	Expenses:
	Bank charges and interest on short-term credit	2	2	94
	Interest on convertible debentures	-	-	29
	Functional currency translation adjustments	2	939	751

		4	941	874

		$108	$476	$(172)

b.	Other income (expenses), net

	Gain on issuance of shares to a third party by affiliates	$-	$-	$3,981
	Impairment of investment in affiliates (1)	(1,701)	(2,153)	—
	Gain (loss) on sale of property and equipment	(6)	(7)	797
	Others	(85)	(33)	-

		$(1,792)	$(2,193)	$4,778

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

	(1)	In 2000, BVR invested in two companies an amount of $ 319. The investments were presented using the cost method of accounting.

As a result of assessing the recoverability of the carrying amount of the aforementioned investments in 2001, the Company’s management decided to write-off all of the investments amounts. The impairment has been recorded in other expenses.

In addition, in 2002 and 2001, the Company wrote-off affiliates’ investment balances in the amount of $ 6,701 and $ 6,838, respectively (see Note 4).

c.	Loss from discontinued operations:

As a result of the spin-off of Nexus and VIZ the results of operations of Nexus and VIZ were reported separately as discontinued operations in the statements of operations for the years ended December 31, 2002, 2001 and 2000 and are summarized as follows:

	Year ended December 31,

	2002	2001	2000

Services	$-	$128	$185
Cost of services	-	(99)	(152)
Financial income	-	56	197
Other income	-	1,068	10,684
Equity in losses of Nexus and VIZ	(26)	(8,825)	(13,049)

Total loss from discontinued operations	$(26)	$(7,672)	$(2,135)

NOTE 11:-	RELATED PARTIES

		December 31,

		2002	2001

a.	Balance with related parties

	Other current assets (see Note 3)	$47	$146

		Year ended December 31,

		2002	2001	2000

b.	Transactions with related parties

	Financial income (1) (2)	$(59)	$(172)	$(439)
	Management fees (2-(6)	$(145)	$(395)	$(420)
	Management services (7)	$243	$247	$228
	Directors fees	$17	$15	$8

(1)	From Coresma.
(2)	From Nexus.
(3)	From VIZ
(4)	From Nexus Data (1993) Ltd.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTIES (Cont.)

(5)	From BrightCom.
(6)	From Unisfair.
(7)	Luna Hi-Tech Management (1999) Ltd. (owned by BVR’s CEO and chairman of the board of directors).

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

a.	Financial statements in U.S. dollars:

According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity’s currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (SFAS No. 52”).

A majority of the Company’s revenues is generated in U.S. dollars. The Company’s management believes that the U.S. dollars (“dollar”) is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

According to Israeli GAAP, the Company adjusts its financial statements according to the changes in the exchange rate of the U.S. dollars in conformity with Section 29(a) and 29(b) to Statement No. 36 of the Institute of Certified Public Accountants in Israel.

There was no material effect of the differences between Israeli and U.S. GAAP.

b.	Gain on sale of shares by affiliates:

Under Israeli GAAP gain from decrease in interest in an affiliate as a result of issuance to third party of a start-up or a development stage enterprise will be recognized at the highest between three years or the holder’s part in losses of the affiliate.

Under U.S. GAAP, the change in the parent company’s proportionate share of affiliate equity resulting from the additional equity raised by the affiliate should be accounted for as an equity transaction, in cases when the realization of such gain is not assured.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

c.	Access of loss over investments in affiliates:

Under Israeli GAAP when the investment amount reduced to zero due to previous equity losses, the Company should recognize additional equity losses, only if the Company has additional obligation to support the affiliate.

The additional equity losses should be based on the percentage of the affiliate shares held by the Company.

Under U.S. GAAP, the additional equity losses should be based on the percentage of the affiliates convertible securities and outstanding loans held by the Company.

d.	Treatment of deferred income taxes:

Under Israeli GAAP, companies reporting in or linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

Under U.S. GAAP, however, paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes”, creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purpose.

Under Israeli GAAP, deferred income taxes are not provided on the undistributed tax exempt profits of an “approved enterprise”, whose such profits have been reinvested and will not be distributed to the Company’s shareholders.

The Company has not provided deferred income taxes in respect of undistributed tax exempt profits attributed to the “approved enterprise” of affiliates under the alternative system of benefits (“Tax Holiday”), which may be distributed, since it is the Company’s policy to not initiate a distribution of dividend that involves an additional tax liability to the Company.

Under U.S. GAAP, deferred taxes are provided on the undistributed tax exempt profits of domestic affiliates in Israel that arose subsequent to December 15, 1992.

Under Israeli GAAP, deferred income taxes should not be provided for gain resulting from the issuance of shares in an affiliate to a third party.

Under U.S. GAAP, deferred income taxes should be provided for the gain resulting from the issuance of shares in an affiliate to a third party. Such deferred income taxes are debited to equity when the related gain is recorded in equity, after utilizing net operating losses for tax purposes.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

Under Israeli GAAP deferred income taxes should not be provided for the realization of investments in subsidiary or in affiliates that management intends to retain.

Under U.S. GAAP deferred income taxes should be provided for the realization of investment in subsidiaries or in affiliates that management intends to retain.

Income from gain on sale of shares by affiliates as described in Note 12b is credited to equity. Tax liability gives rise to tax benefits from the utilization of current period loss and prior years carryforward losses, is allocated to the net income (loss) for the year. The remaining tax liability is debited to equity .

There is no effect of the aforementioned differences on the consolidated financial statements of the Company.

A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2002	2001

Deferred tax liability from decrease in interest in affiliates	$(14,684)	$(14,684)
Temporary differences	643	401
Tax losses and deductions	1,294	883

Liabilities before valuation allowance	(12,747)	(13,400)
Valuation allowance	12,747	13,400

Net deferred tax liability	$-	$-

Deferred tax liability allocated to equity	$(14,684)	$(14,684)
Deferred tax assets allocated to income taxes	1,937	1,284

	$(12,747)	$(13,400)

A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rates (36%) applicable in Israel and the actual tax expenses, is as follows:

	Year ended December 31,

	2002	2001	2000

Loss before taxes on income	$(2,639)	$(2,650)	$(159)

Theoretical tax benefits	$(950)	$(954)	$(57)
Carryforward losses and other temporary differences, for which a valuation allowance was provided	(950)	859	(84)
Deferred taxes in respect of prior year losses	-	203	-
Others	11	95	437

Taxes on income in statements of operations	$11	$203	$296

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

e.	Loss per share:

1.

According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

2.

According to U.S. GAAP basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings Per Share”.

f.	Convertible securities of subsidiaries and affiliates:

Under Israeli GAAP, when exercise of convertible securities of subsidiaries or affiliates is deemed probable and a loss in respect of this dilution will result in the parent company, a provision for this loss is recorded.

Under U.S. GAAP, such a loss in the parent company is recorded when the conversion of the debenture or the exercise of a warrant actually occurs in the subsidiary.

g.	Accrued severance pay:

According to Israeli GAAP, accrued severance pay is included in the balance sheet net, and income from earnings on amounts funded is netted from the severance pay.

According to U.S. GAAP accrued severance pay is included in the balance sheets at the total liabilities amount and total amounts funded through provident fund and insurance policies. Income from earnings on amounts funded is added to severance pay fund.

The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

h.	Goodwill amortization:

Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but usually not longer than 10 years.

Under U.S. GAAP, Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

i.	Dividend declared:

Under Israeli GAAP, dividends declared subsequent to balance sheet date are presented as separate component in shareholders’ equity.

Under U.S. GAAP, the dividends are not recorded as a separate component in shareholders’ equity.

f.	Negative goodwill:

Under Israeli GAAP, negative goodwill is amortized over the estimated period of benefit, but no longer than 10 years.

Under U.S. GAAP, negative goodwill arose from acquisitions prior July 1, 2001 should be written off and recognized as the cumulative effect of a change in accounting principle when SFAS No. 142 is adopted.

The difference between the two methods described above was immaterial in respect to the consolidated financial statements of the Company.

k.	Summarized financial information of 50% or less owned subsidiaries:

The following information summarizes supplemental information for the Company’s significant affiliates, which are Coresma and BrightCom in 2002 and Coresma, BrightCom and VIZ in 2001 and 2000.

	December 31,

	2002	2001

Current assets	$5,473	$29,516
Non-current assets	$2,463	$5,927
Current liabilities	$(7,623)	$(15,116)
Non-current liabilities	$(8,933)	$(9,751)

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

	Year ended December 31,

	2002	2001	2000

Revenues	$8,464	$29,935	$30,456
Gross profit	$3,295	$12,214	$13,108
Loss from continuing operations	$(10,567)	$(50,496)	$(51,086)
Net loss	$(10,567)	$(50,496)	$(51,086)

l.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

m.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

On the consolidated statements of operations:

	Year ended December 31,

	2002	2001	2000

Net loss as reported, according to Israeli GAAP	$(5,083)	$(13,101)	$(4,799)
Gain from decrease in interest in affiliates	(1,212)	(3,449)	(14,665)
Excess loss over investments in affiliates	-	(1,816)	-

Net loss according to U.S. GAAP	$(6,295)	$(18,366)	$(19,464)

On the consolidated balance sheets:

According to U.S. GAAP the investments amount as of December 31, 2002 and 2001 was $ 0 and $ 4,365, respectively.

B.V.R. TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

n.	Basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2002	2001	2000

As reported according to Israeli GAAP
From continuing operations	$(0.52)	$(0.56)	$(0.28)

From discontinued operations	$-	$(0.78)	$(0.22)

Net loss	$(0.52)	$(1.34)	$(0.50)

Per U.S. GAAP
From continuing operations	$(0.65)	$(1.77)	$(1.46)

From discontinued operations	$-	$(0.13)	$(0.56)

Net loss	$(0.65)	$(1.90)	$(2.02)

NOTE 13:-	SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Company paid $ 1,500 in cash, as a dividend to its shareholders.

- - - - - - - - -

BRIGHTCOM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

2002 ANNUAL REPORT

BRIGHTCOM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

2002 ANNUAL REPORT

TABLE OF CONTENTS

Page

AUDITORS’ REPORT	2

CONSOLIDATED FINANCIAL STATEMENTS - IN U.S. DOLLARS ($) IN THOUSANDS:

Balance sheets	3

Statements of operations	4

Statements of changes in shareholders’ equity	5

Statements of cash flows	6

Notes to financial statements	7-18

AUDITORS’ REPORT

To the shareholders of

BRIGHTCOM TECHNOLOGIES LTD.

We have audited the consolidated balance sheets of Brightcom Technologies Ltd. (“the Company”) and its subsidiary as of December 31, 2002 and 2001,and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the each of the years then ended. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2002, and 2001, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in Israel and in the United States of America.

The accompanying financial statements have been prepared assuming that Brightcom Technologies Ltd. will continue as a going concern. As discussed in note 1 to the financial statements, Brightcom Technologies Ltd. has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel
      ________, 2002

BRIGHTCOM TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands)

		December 31

	Note	2002	2001

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		$1,589	$4,378
Short-term deposits		-	4,217
Prepaid and other current assets	4a	179	553
Inventories	4b	650	375

T o t a l current assets		2,418	9,523

LONG-TERM ASSETS:
Long-term lease deposits		41	76
Property and equipment, net	3	1,466	1,941

T o t a l long-term assets		1,507	2,017

T o t a l assets		$3,925	$11,540

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit		$141	$22
Trade payables		327	563
Other accounts payable and accruals	4c	670	736

T o t a l current liabilities		1,138	1,321

LONG-TERM LIABILITY-
Long-term bank credit			94

COMMITMENTS AND CONTINGENT LIABILITIES	10

T o t a l liabilities		1,138	1,415

SHAREHOLDERS’ EQUITY:	7
Ordinary shares of NIS 0.01 par value; 50,000,000 shares authorized at December 31, 2002 and 2001; 19,866,165 and 19,817,765 shares issued and outstanding at December 31, 2002 and 2001, respectively.		49	49
Series A convertible preferred shares of NIS 0.01 par value; 10,000,000 shares authorized, 5,043,616 shares issued and outstanding at December 31, 2002 and 2001		13	13
Additional paid-in capital		26,743	26,693
Deferred stock-based compensation		(260)	(347)
Accumulated deficit		(23,758)	(16,283)

T o t a l liabilities and shareholders’ equity		2,787	10,125

		$3,925	$11,540

Tomer Kariv	Alon Bloomenfeld
Chairman of The Board	CFO

Date of approval of the consolidated financial statements: ________, 2002.

The accompanying notes are an integral part of the consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	2002	2001

REVENUES	$206
COST OF REVENUE	116

GROSS MARGIN	90
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES:
Research and development, other, net	4,589	$5,940
Amortization of non-cash stock-based compensation	9	142

T o t a l research and development	4,598	6,082

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing, general and administrative, other	2,854	3,692
Amortization of non-cash stock-based compensation	78	180

T o t a l marketing, general and administrative	2,932	3,872

OPERATING LOSS	7,440	9,954

FINANCIAL EXPENSES (INCOME) , net:
Financial income, other, net	(5)	(557)
Amortization of non-cash warrants	39	52

Total financial expenses (income)	34	(505)

OTHER EXPENSES	1	98

NET LOSS	$7,475	$9,547

The accompanying notes are an integral part of the consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Ordinary shares		Preferred shares		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total shareholders’ equity

	Number of shares	Amount	Number of shares	Amount

BALANCE AT JANUARY 1, 2001	12,885,504	32	-	-	8,600	(617)	(6,736)	1,279
CHANGES DURING 2001:
Issuance of series A preferred shares, net	-	-	5,043,616	13	14,978	-	-	14,991
Exercise of warrants	559,616	1	-	-	209	-	-	210
Exercise of options	18,000	*	-	-	-	-	-	*
Conversion of convertible loans into ordinary shares	6,354,645	16	-	-	2,749	-	-	2,765
Deferred compensation related to employee stock options grants	-	-	-	-	52	(52)	-	-
Compensation related to grant of warrants	-	-	-	-	52	-	-	52
Amortization of deferred stock-based compensation	-	-	-	-	-	322	-	322
Amounts assigned to options granted to none-employees	-	-	-	-	53	-	-	53
Net loss	-	-	-	-	-	-	(9,547)	(9,547)

BALANCE AT DECEMBER 31, 2001	19,817,765	$49	5,043,616	13	$26,693	$(347)	$(16,283)	$10,125

CHANGES DURING 2002:
Amortization of warrant granted in connection with line of credit	-	-	-	-	39	-	-	39
Exercise of options	48,400	*	-	-	-	-	-	*
Amortization of deferred stock-based compensation	-	-	-	-	-	87	-	87
Amounts assigned to options granted to non-employees	-	-	-	-	11	-	-	11
Net loss	-	-	-	-	-	-	(7,475)	(7,475)

BALANCE AT DECEMBER 31, 2002	19,866,165	$49	5,043,616	$13	$26,743	(260)	(23,758)	2,787

* Representing an amount less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (7,475)	$ (9,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	715	539
Accrued severance pay, net of amount founded	-	(78)
Compensation related to grant of warrants	39	52
Amortization of deferred compensation related to employee stock option grants	87	322
Amounts assigned to options granted to non-employees	11	28
Gain on sale of property and equipment	-	100
Interest on principle of long term Bank loans	6

Changes in operating assets and liabilities:
Prepaid and other current assets	409	44
Inventories	(275)	(177)
Deferred revenue	-	(142)
Accounts payable and accruals	(302)	88

Net cash used in operating activities	(6,785)	(8,771)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(240)	(1,556)
Amounts carried to long-term lease deposit		(17)
Proceeds from (acquisition of) short-term deposits, net	4,217	(721)
Proceeds from sale of property and equipment	-	49

Net cash provided by (used in) investing activities	3,977	(2,245)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	-	15,016
Exercise of warrants	-	210
Proceeds from shareholders’ convertible loans	-
Discharged of shareholders’ convertible loans	-	(333)
Long-term loans received		94
Short-term bank credit, net and current maturities of long-term loans	19	22

Net cash provided by financing activities	19	15,009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,789)	3,993

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,378	385

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 1,589	$ 4,378

The accompanying notes are an integral part of the consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	THE COMPANY

BrightCom Technologies Ltd. (“the Company”) is a fabless wireless communication semiconductor company, founded on August 17, 1998. The Company develops and markets silicon and software solutions for Personal Area Networking over the Bluetooth Wireless Standard.

The accompanying financial statements have been prepared assuming that BrightCom Technologies Ltd.  will continue as a going concern. the Company has incurred losses and negative cash flows from operations since inception. For the period ended December 31, 2002, the Company incurred a loss from operations of approximately $ 23,758,000 and negative cash flows from operations of $ 6,785,000. Management expects operating losses and negative cash flows to continue for the foreseeable future for the year ended December 31,2002. Management is seeking additional debt and equity financing to fund operations, however, there is no assurance that management will obtain additional financing. Failure to successfully develop and market the product, to generate sufficient revenues could have a material adverse effect on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

	a.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances and transactions have been eliminated.

	b.	Financial statements in U.S. dollars

The accompanying financial statements have been prepared in U.S. dollars (“dollars”, $). The dollar is the currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted.  The majority of purchases of materials and components is invoiced and paid in dollars and the majority of sales are expected to be in dollars, accordingly the Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company is the dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”).

Amounts in the financial statements presented in the dollar should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

	c.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reported periods. Actual results could differ from those estimates.

	d.	Cash and cash equivalents and short-term deposits

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

	e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out basis”.

	f.	Research and development costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

	g.	Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents short-term deposits, prepaid and other current assets, short-term bank credit, accounts payable and accrued liabilities approximate fair value, due to their short maturities.

	h.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	33
Electronic equipment	15
Office furniture and equipment	7-15

Leasehold improvements are amortized on a straight line basis over the lesser of their estimated useful life or the lease term.

i.	Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for stock Issued to Employees”.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

	j.	Revenue recognition

The Company recognizes revenue from sale of products to end users and resellers upon shipment, provided that a signed documentation of the arrangement  has been received, the fee is fixed and determinable and collectibility is reasonably assured.  The Company does not in normal course of business provide a right of return to its customers.  If uncertainties exit, such as the granting to the customer of right of cancellation if the product is not technically acceptable, revenue is recognized when the uncertainties are resolved.

	k.	Income taxes

Income taxes are accounted for using an asset and liability approach. The asset and liability approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.

The measurement of current and deferred tax liabilities and assets is based on provisions of the relevant tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

	l.	Government grants

Research and development expenses are charged to income as incurred. Participation from Government  of Israel for funding the R&D costs under the “Magnet” program is recognized as a reduction of expense.

	m.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and short-term deposits. Cash, cash equivalents and short-term deposits are maintained by major financial institutions in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

	n.	Comprehensive income

The Company adopted Statement of Financial Accounting Standards No.130,

“Reporting Comprehensive Income”  (“SFAS 130”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There was no difference between the Company’s net loss and its total comprehensive loss for the year ended December 31, 2002, and the Company has no accumulated other comprehensive income or loss as of December 31, 2002.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

	o.	Recent accounting pronouncements in the United States:

		1)	FAS 143

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.”(“FAS 143”) . FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 to have material effect on its consolidated financial statements.

		2)	FAS 145

In April  2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections”.  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

		3)	FAS 146

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal activities”.  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emergency Issue Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”.  FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3.  It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31. 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	PROPERTY AND EQUIPMENT:
	December 31

	2002	2001

	In thousands

Cost:
Computers and peripheral equipment	$2,137	$1,969
Electronic equipment	183	119
Office furniture and equipment	261	277
Leasehold improvements	553	529

	3,134	2,894

L e s s-accumulated depreciation and amortization	1,668	953

	$1,466	$1,941

NOTE 4 -	SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31

	2002	2001

	In thousands

a. Prepaid and other current assets:
Institutions	$19	$91
Prepaid expenses	17	329
Employees	34	29
Others	109	104

	$179	$553

b. Inventories:
Finished products	$650	$375

	$650	$375

c. Other accounts payable and accruals:
Employees and payroll accruals	$439	$715
Accrued expenses	231	21

	$670	$736

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 -	LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s pension and severance pay liability to their employees is covered mainly by purchase of insurance policies.

Severance pay for the Company’s employees - under labor agreements, these external insurance policies provide severance pay liability. The severance pay liabilities covered by these insurance policies are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the insurance funds.

NOTE 6 -	SHAREHOLDERS’ CONVERTIBLE LOANS

Under the Founders Agreement, the Company received convertible loans in the amount of  approximately $ 1,500,000.  The loan was linked to the U.S. dollar and bear interest at a rate of LIBOR per annum, and was due for repayment within five years from the date of grant.  The loan may be converted into Ordinary shares of the Company at any time until August 2001, at a price of $ 0.375 per share.

In 2000, the Company received a convertible loan in the amount of  $1,599,250. The loan was linked to the higher of the U.S. dollar exchange rate or the Israeli Consumer Price Index, bear interest at a rate of LIBOR per annum and was due for repayment within five years from the date of grant.  The loan may be converted at any time into Ordinary shares of the Company at a price of $ 0.5375 per share.

In June 2001, approximately $359,000 of the loans including the accrued interest of approximately $ 26,000 was paid back to the shareholders. The remaining amount of $ 2,765,000, including interest, has been converted into 6,354,645 shares.

NOTE 7 -	SHARE CAPITAL

In June 2001, the Company effected a 1:7 stock split through a stock dividend of ordinary and preferred shares. All references to preferred and ordinary shares amounts and prices have been retroactively restated to reflect the stock split.

	a.	Ordinary shares

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

	b.	Redeemable convertible preferred shares

Redeemable convertible preferred Shares at December 31, 2002 consists of the following:

	Number of shares		Proceeds, net of issuance costs

	Authorized	Issued and outstanding

			In thousands

Series A, NIS 0.01 par value	10,000,000	5,043,616	14,991

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	SHARE CAPITAL (continued)

The holders of redeemable convertible preferred Shares have the rights attached to the ordinary Shares and in addition various rights and preferences such as:

Voting

Each preferred Shareholder is entitled to the number of votes equal to the number of shares of Ordinary Shares into which each preferred Share is convertible at the time of such vote.

Liquidation and redemption right’s

In the event of any liquidation, dissolution or winding up of the Company, including a consolidation, merger, or reorganization of the Company with or into another entity in which the Company shall not be the surviving entity and in which the shareholders of the Company shall not have control (control means having 50% or more of the voting rights or having the right to appoint 50% or more of directors of the Company or a sale of all or substantially all of the Company’s assets, or a sale of substantially all of the Company’s issued and outstanding share to capital, to any other company, entity, or person).

The holders of preferred shares shall be entitled to receive for each preferred share the higher of: (1) a return of the amount paid for such share’ or (2) the amount that would have been received for such share on an as-converted basis (as if such preferred share had been converted into Ordinary share).

Conversion

The A preferred share shall be converted into Ordinary Shares on ratio 1:1 basis upon the earlier of a decision of the holders of majority of the A preferred shares and an initial public offering.

NOTE 8 -	STOCK OPTION PLANS:

	a.	Employee options

The Company has adopted 2 share option Plans (the “Plans”) under which 5,200,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants.

Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options issued under the plans vest over a period of 4 years in equal annual installments commencing immediately following the grant date. The options expire within 7  years from the date of grant.

In the year 2001, the Company recorded $652,000, of deferred stock compensation for the excess of the fair value of ordinary share over the exercise price at the date of grant related to certain options granted to employees and directors. The deferred stock compensation is amortized over the period using the accelerated amortization method outlined by FIN 28. The compensation costs that have been charged to the income statements in the year 2001 and 2002, are $322,000 and $87,000, respectively.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -	STOCK OPTION PLANS (continued)

The Company is in the process of adopting a new employee share option plan (the “New ESOP) under the new provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (“Section 102”).

During the year 2003 all the options granted to employees were cancelled.

	b.	Non-employee options:

The Company has adopted the 3 (i) option plan for non-employees.

The Company accounts for the options and the warrant granted to non-employees in exchange for services received using the fair value based method of accounting, as prescribed by FAS 123, based on the fair value of the equity instruments issued, which is more reliably measurable than the value of the services received.

The fair value of equity instruments issued in exchange for services received is charged against income as follows: exercisable and fully vested equity instruments - at date of grant: non-vested equity instruments - over the vesting period, based on the fair values of the options at each interim financial reporting dates during the vesting period.

1)

On July 2001, the Company granted 160,000 options to a board advisory. The options will vest as follows: 40,000 immediately, 57,600 quarterly, and the remaining 62,000 will vest subject to performance. In accordance with the requirements of FAS 123, the Company recorded a charge of approximately $ 28,000 reflecting the estimated fair value of these options utilizing the Black Scholes option-pricing model with the following weighted average assumptions : weighted average dividend yield of 0% for all grants; expected volatility of 60% for all grants; risk-free interest rate 3.5% and expected life of 2 years.

2)

On July 2001, the Company granted 100,872 options to preferred shares, to the receiving agent regarding the private placement agreement. In accordance with the requirements of FAS 123, the Company recorded approximately $ 25,000 reflecting the estimated fair value of these options utilizing the Black Scholes option-pricing model and the following assumptions: risk free interest of 3.5%, volatility of 60% and expected life of 2 years. The fair value of the options granted was deducted from the issuance proceeds.

		3)	The company granted 160,000 options to the founders at the foundation of the Company.

	c.	The number of stock options for non-employees and employees vested for the 31, December 2002, is 295,400 options.

	d.	Warrants issued to founders

Upon incorporation, the Company issued 737,936 warrants for an exercise price of $ 0.375 per share. The warrants in amount of 559,616 were exercised on June, 18, 2001 and the remaining were expired.

In March 1999, the Company issued to the founders additional 737,936 warrants at an exercise price of $ 0.375 per share. The warrants could be exercised by the earlier of 30 month from March 30, 1999; and completion of an IPO of the Company’s securities, a merger or consolidation in which the valuation of the Company is at least $ 20 million or an acquisition of the Company by another entity. On September 30, 2001 the warrants were expired.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -	STOCK OPTION PLANS (continued):

	e.	Warrants issued to a bank

In connection with a credit line from Bank Hapoalim, the Company issued in February 2000 to an affiliate of Bank Hapoalim, a warrant to purchase 272,112 Ordinary shares of the Company, at an exercise price of $ 1.225 per Ordinary share with an aggregate exercise price of $ 333,333.  The warrant is exercisable at the earlier of February 2003 or an IPO.

NOTE 9 -	INCOME TAXES :

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - the law)

Under the law, by virtue of the “approved enterprise” status granted to certain production facilities, the company is entitled to various tax benefits, as follows:

		1)	Reduced tax rates

During the period of benefits - 7 years or 10 years in the event of a foreign investors’ company as defined by the law - commencing in the first year in which the company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates:

			a)	Corporate tax of 25%, instead of the regular tax rate (see e. hereafter).

b)

Tax exemption on income from approved enterprise in respect of which the company have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is 2 years, after which the income from these enterprise is taxable at the rate of 25% for 5 years.

In the event of distribution of cash dividends out of income which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed, as stated in (a).

The period of benefits has not yet commenced.

		2)	Accelerated depreciation

The company is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

		3)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprise. In the event of failure to comply with these conditions, the benefits may be cancelled and the company  may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	INCOME TAXES (continued):

	b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The company is taxed under this law.

	c.	Carryforward tax losses

The Company has carryforward tax losses in the amount of approximately $15,000,000 at December 31, 2002.
Under the inflationary adjustments law, carryforward tax losses are linked to the Israeli consumer price index.

NOTE 10 -	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	Leases:

		1)	The facilities of the Company are leased under a non-cancelable operating lease, for periods ending in 2003.

Future minimum lease commitments for the years ending December 31, 2003 are $ 42,000 dollars.

		2)	The Company’s vehicles are leased under the operating lease agreements for various periods ending in 2004.

Future minimum lease commitments for the years ended December 31, under operating lease agreements, are as follows:

In thousands

2003	$104
2004	41

$145

b.	Charges and guaranties:

	1)	The Company has a floating charge on all of its assets in favor of a bank.

	2)	The Company’s leasors received a guaranty from the bank in the amount of $ 524,000 in respect of facilities leased by the Company.

c.

The Company is obligated to pay under a license agreement executed on July 1999, between the Company and Arc Cores Ltd, royalty fee per each chip sold or otherwise disposed of which contains Are Cores Ltd.’s technology according to an agreed schedule.

d.	Contingent liability

As of December 2001, the Company notified one of its vendors that a purchase order of software in a total amount of approximately $1.2 million is cancelled. The Company is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable resolution of this matter.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -	RELATED PARTIES:

a.

Pursuant to the agreement from July, 2000, B.V.R. Technologies Ltd (a shareholder of the Company) undertook to provide consulting and management services to the Company in consideration for a monthly fee of $7,500. The agreement is for two years and may be extended for additional one year.

b.

On July 2000 the Company signed an agreement with Coresma Ltd. (a Company under common ownership), whereby Coresma would purchase from Brightcom certain rights in a patent for a consideration of $ 5,000,000. The consideration should have been paid by way of installments of amounts equal to 25% of payments received by Coresma under equity fund raising, debt issuance or a positive cash flow of $ 2,000,000 or more.

On November 2001, pursuant to a special settlement, it has been agreed between the parties that Coresma would be obliged to pay an amount of $1,000,000 payable by way of cash or stock at Coresma description, only upon a major liquidity event defined as IPO or merger/acquisition at pre-money valuation of at least $ 20 million. No income related to the abovementioned agreement was recorded.

As part of this agreement, Coresma agreed to make no future use of the Company intellectual property.

	c.	During 2000 the Company also signed a development contract with Coresma for a total consideration $ 1,800,000. No income related to the abovementioned agreement was recorded.

On November 2001, pursuant to a settlement, it has been agreed between the parties to realize $160,000 bank guarantee and to defer the $544,000 payment to 2002, which shall be paid in 4 quarterly installments.

d.

On September 2002, pursuant to a new settlement, it has agreed between the parties that Coresma will pay an amount of $ 100,000 to cover the Company’s orders. It is also agreed that Coresma will not make any future use of the Company’s IP. Subject to the payment of the new settlement, the Company will waive all Coresma’s debt to the Company, as well as any other claims the Company may have with respect to its relationship with Coresma.

Through December 31, 2002, Coresma paid $ 50,000 and the remaining amount included in the accounts receivable balance.

BRIGHTCOM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	SUBSEQUENT EVENTS:

	a.	On January 2003, the Company terminated the employment of all its employees and rehired some of them after signing on new employment agreements.

	b.	On February 2003, the Company signed a letter of intent (“LOI”) that set forth the proposed terms for a possible acquisition of the Company by Flextronics International Ltd.

According to the LOI, Flextronics will purchase the business, operations, all the assets and assume certain liabilities of the Company.
In consideration, the Company will receive $500,000 at the closing of the definitive acquisition agreement, an amount considered as pre payment of royalty.
In addition, the Company will be entitled to royalty payments of up to $15 million in the aggregate for all sales during the thirty - six month period following Closing as stipulated by the LOI.

CORESMA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	2
Consolidated Balance Sheets	3 - 4
Consolidated Statements of Operations	5
Statements of Changes in Shareholders' Deficiency	6
Consolidated Statements of Cash Flows	7 - 8
Notes to Consolidated Financial Statements	9-23

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CORESMA LTD.

        We have audited the accompanying consolidated balance sheets of Coresma Ltd. (“the Company”) and its subsidiary as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of Coresma Inc., a U.S. subsidiary, which statements reflect total assets constituting 6% and 14% of the total consolidated assets as of December 31, 2001 and 2002, respectively, and total revenues constituting 6% and 15% of the total consolidated revenues for each of the two years in the period ended December 31, 2002. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to data included for Coresma, Inc. is based solely on the reports of other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, the Company has experienced operating losses over the past few years, resulting in a deficit equity position. The Company’s financial position and operating results raise substantial doubts about its ability to continue as a “going concern”. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Kost Forer & Gabbay in partnership with Michael Barzily &Co. A Member of Ernst & Young International

Jerusalem, Israel
April 15, 2003

CORESMA LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,

	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,935	213
Trade receivables (net of allowance for doubtful accounts of $ 205 as of December 31, 2002)	3,289	1,307
Other accounts receivable (Note 3)	335	417
Work in progress (Note 4)	-	403
Inventories (Note 5)	868	681

Total current assets	6,427	3,021

LONG-TERM INVESTMENTS:
Severance pay fund (Note 8)	363	298

PROPERTY AND EQUIPMENT, NET (Note 6)	1,205	658

	7,995	3,977

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit	$3,070	2,825
Trade payables	3,809	2,618
Other accounts payable and accrued expenses (Note 7)	1,208	1,008

Total current liabilities	8,087	6,451

LONG-TERM LIABILITIES:
Accrued severance pay (Note 8)	467	394
Long-term loans from a shareholder (Note 9)	2,514	2,631
Convertible loans from shareholders (Note 10)	5,300 *	5,908

Total long-term liabilities	8,281	8,933

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS’ DEFICIENCY:
Preferred A shares of NIS 0.01 par value
Authorized, issued and outstanding - 348,150 shares as of December 31 2001 and 2002 (Note 14):	1	1
Preferred B shares of NIS 0.01 par value
Authorized, issued and outstanding - 781,479 shares as of December 31 2001 and 2002 (Note 14):	2	2
Aggregate liquidation preference of $ 11,000 at December 31, 2001 and 2002	-	-
Ordinary shares of NIS 0.01 par value:
Authorized 48,870,371 shares as of December 31, 2001 and 2002
Issued and outstanding - 8, 547,605 shares as of December 31, 2001 and 2002	22	22
Additional paid-in capital	16,344 *	16,344
Deferred stock compensation	(58)	-
Accumulated deficit	(24,684)	(27,776)

Total shareholders’ deficiency	(8,373)	(11,407)

	7,995	3,977

* Reclassified
The accompanying notes are an integral part of the consolidated financial statements.

Moshe Eli General Manager		Yaron Shienman Chairman
Date

CORESMA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Year ended December 31,

	2001	2002

Sales (Note 16a)	$12,899	8,464
Cost of sales	8,439	5,169

Gross profit	4,460	3,295

Operating expenses:
Research and development, net (Note 16a)	4,273	2,408
Selling and marketing	2,760	2,183
General and administrative	1,836	1,684

Total operating expenses	8,869	6,275

Operating loss	(4,409)	(2,980)
Financial expenses, net (Note 16b)	(203)	(745)

	(4,612)	(3,725)
Other income net	257	633

Loss for the year	$(4,355)	(3,092)

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
U.S. dollars in thousands (except shares data)

	Ordinary shares		Other shares		Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total shareholders’ deficiency

	Shares	Amount	Shares	Amount

Balance as of January 1, 2001	8,547,605	22	1,129,629	3	15,965	(174)	(20,329)	(4,513)
Amortization of deferred stock compensation		-.-	-.-	-.-	-.-	116	-.-	116
Beneficial conversion feature on issuance of convertible loan with detachable warrants		-.-	-.-	-.-	379	-.-	-.-	379
Loss for the year	-.-	-.-	-.-	-.-	-.-	-.-	(4,355)	(4,355)

Balance as of December 31, 2001	8,547,605	22	1,129,629	3	16,344	(58)	(24,684)	(8,373)

Amortization of deferred stock compensation		-.-	-.-	-.-	-.-	58	-.-	58
Loss for the year	-.-	-.-	-.-	-.-	-.-	-.-	(3,092)	(3,092)

Balance as of December 31, 2002	8,547,605	22	1,129,629	3	16,344	-	(27,776)	(11,407)

   The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,

	2001	2002

Cash flows from operating activities:
Loss for the year	$(4,355)	(3,092)
Adjustments required to reconcile loss to net cash used in operating activities:
Capital loss	1	-
Accrued interest on and erosion of long-term loans and convertible loans	215	381
Depreciation	469	639
Accrued severance pay, net	20	(8)
Amortization of deferred compensation	116	58
Decrease in trade receivables	404	1,982
Discount of convertible loan issued with warrants	-	189
Decrease (increase) in other accounts receivable	154	(82)
Increase in work in progress	-	(403)
Decrease in inventories	358	187
Decrease in trade payables	(141)	(1,191)
Decrease in other accounts payable and accrued expenses	(136)	(200)

Net cash used in operating activities	(2,895)	(1,540)

Cash flows from investing activities:

Proceeds from sale of property and equipment	14	58
Purchase of property and equipment	(707)	(150)

Net cash used in investing activities	(693)	(92)

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,

	2001	2002

Cash flows from financing activities:

Short-term bank credit, net	2,087	(245)
Convertible loans from shareholders	3,000	155

Net cash provided by (used in) financing activities	5,087	(90)

Increase (decrease) in cash and cash equivalents	1,499	(1,722)
Cash and cash equivalents at the beginning of the year	436	1,935

Cash and cash equivalents at the end of the year	$1,935	$213

Supplemental disclosure of non -cash financing activities:

Cash paid during the year for:

Interest	$218	$308

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL

Coresma Ltd. (the “Company”) was incorporated under the laws of Israel in 1994 under the name NetGame Ltd. On May 22, 2000 the name was changed to Coresma Ltd.. The Company, which operates in one reportable segment, designs, develops and markets software-based products which enable data over cable service providers to offer high speed data traffic connectivity to private and business end-users. The Company’s products operate on existing coaxial cable television networks worldwide.

In September 1999 the Company established a wholly-owned subsidiary in North America, Coresma Inc, which markets and distributes its products in the U.S.A..

A majority of the Company’s sales are to Europe.

For the year ended December 31, 2002 approximately 38% of the Company’s total revenues derived from sales to one  customer in Sweden.
The Company is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company.

“Going Concern” –
The company has experienced operating losses over the past years, resulting in a deficit equity position. The company’s activity has also decreased substantially during the year 2003.

The Company’s financial position and operating results raise substantial doubts about the Company’s ability to continue as a ’’going concern’’. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The majority of the Company’s sales are made outside Israel in U.S. dollars. In addition, a substantial portion of the Company’s cost are incurred in U.S. dollars. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement No. 52 “Foreign Currency Translation” of the Financial Accounting Standard Board (“FASB”) All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as financial income or expenses, as appropriate.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the group, have been eliminated in consolidation.

	d.	Cash equivalents:

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components - using the “first-in, first-out” method. Finished goods - on the basis of direct manufacturing costs.

	f.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

%

Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 20
Motor vehicles	15
Testing equipment	50
Leasehold improvements	Over the term of the lease

g.	Revenue recognition:

Revenues from product sales are recognized, according to SOP 97-2, “Software Revenue Recognition” (as amended) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibility is probable.

The Company does not generally grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires.

Revenue on development contracts is recognized according to the percentage of completion method, provided that milestones agreed upon are achieved, and where contract results can reasonably be estimated. Provisions for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

h.	Research and development costs:

Research and development expenditures are charged to operations as incurred. FASB statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, the Company has charged all costs to research and development expenses in the consolidated statement of operations during the period incurred.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

i.	Debt issued with stock purchase warrants:

Debt issued with detachable stock purchase warrants is accounted for in accordance with the provisions of Accounting Principles Board Opinion  No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”). Under APB No. 14, the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants is accounted for as additional paid – in capital. The allocation is based on the relative fair values of the two securities at the time of issue. Any resulting discount or premium on the debt securities is accounted for as such and amortized over the term of the debt securities.

j.	Convertible Debt:

Convertible debt is accounted for in accordance with the provisions of EITF 98 – 5 “Accounting for Convertible Securities with Beneficial Conversion Features” (“EITF 98 – 5”). Under EITF 98 – 5 an embedded beneficial conversion feature in convertible debt is accounted for as additional       paid – in capital.

k.	Advertising expenses:

Advertising expenses are charged to the consolidated statement of operations as incurred.

l.	Income taxes:

The Company accounts for income taxes in accordance with FASB statement No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.	Warranty costs:

The Company provides warranty up to 12 months, at no extra charge. A provision is recorded for probable costs, based on the Company’s and management’s experience.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The majority of the Company’s cash and cash equivalents are invested in dollar and dollar linked instruments with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

Trade receivables of the Company and its subsidiary are derived from sales to customers located primarily in Europe and North America. As of December 31, 2002, the Company’s trade receivables include the amount of $ 498 derived from one customer in Finland. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is provided with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance sheet concentration of credit risk, such as foreign exchange contracts or other foreign hedging arrangements.

o.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB-25”) and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” in accounting for its employee stock based compensation. Under APB-25, when the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

The Company applies FASB No. 123, “Accounting for Stock-Based Compensation” and EITF 96-18 “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services” with respect to options and warrants issued to non-employees. Statement No. 123 requires the use of option valuation models to measure the fair value of the warrants at the grant date.

p.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

	q.	Fair value of financial instruments:

The following method and assumption were used by the Company and its subsidiary in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, short-term bank credits, trade receivables, trade payables and short-term loan - The carrying amounts of these items approximate their fair value due to the short-term maturity of such instruments.

Long-term loans - The carrying amounts of the Company’s borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE

	December 31,

	2001	2002

Government authorities	$141	31
Shareholders *)	72	74
Other	122	312

	$335	417

*) Linked to the Israeli Consumer Price Index (“CPI”) and bearing interest at the rate of 4% per annum.

NOTE 4:-	WORK IN PROGRESS

Cost of development contracts with customers capitalized until milestones are achieved and relative income accumulated (see also Note 2 g).

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 5:-	INVENTORIES

	December 31,

	2001	2002

Raw materials and components	$611	343
Finished goods	257	338

	$868	$681

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2001	2002

Cost:
Computers and peripheral equipment	$1,694	1,672
Office furniture and equipment	324	283
Testing equipment	104	107
Motor vehicles	18	-
Leasehold improvements	91	68

	2,231	2,130

Accumulated depreciation:
Computers and peripheral equipment	857	1,279
Office furniture and equipment	69	77
Testing equipment	55	78
Motor vehicles	5	-
Leasehold improvements	40	38

	1,026	1,472

Depreciated cost	$1,205	$658

As for charges, see Note 11 g.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2001	2002

Employees payroll accruals	$733	661
Accrued expenses	344	181
B.V.R. Technologies Ltd. (shareholder)	69	125
Other	62	41

	$1,208	$1008

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	SEVERANCE PAY

The Company’s liability for severance pay pursuant to Israeli law is fully provided by an accrual. Part of the liability is funded through insurance policies which are designated only for severance payments. The value of these policies is recorded as an asset in the Company’s balance sheets.

NOTE 9:-	LONG-TERM LOANS FROM A SHAREHOLDER

The loans are linked to the higher of the Israel Consumer Price Index (CPI) or the U.S. dollar plus LIBOR. Repayments will be at the rate of 25% of the Company’s net income. In the event of an IPO or a private placement, in which the Company raises an amount exceeding $ 8,000, the unpaid balance of the loans will become due.

NOTE 10:-	CONVERTIBLE LOANS FROM SHAREHOLDERS

a.

In December 1998, the Company entered into an agreement with its shareholders, pursuant to which certain of its shareholders provided a convertible loan to the Company in an aggregate amount of $ 2,500, in two installments in January and May 1999.
Commencing March 31, 2001, the loan shall bear interest at the rate of LIBOR+2%. The loan will automatically be converted into an aggregate of 1,455,180 Ordinary Shares, representing a conversion price of $ 1.72 per share, at a decision of the company board.

b.

In November 2001 the company entered into an agreement with its. Shareholders and others (hereinafter “shareholders”) pursuant the shareholders provided a convertible loan to the  company in an aggregate amount of $ 3,155.
The loan bears interest at the rate of LIBOR + 2%.
The loan will automatically be converted into such number of shares of the “Determining Class” as defined in the agreement and at such conversion price as shall result in an aggregate ownership percentage of 75% of the outstanding share capital of the company on a fully diluted basis, upon occurrence of the following events (hereinafter – “the conversion events”):

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

	A.	Equity investment of $ 2 m in Preferred shares of the Company.
	B.	Aquisition of the Company or its business as defined in the agreement.
	C.	Issuance of shares or other securities of the Company resulting in the shareholders of the Company prior to the event own less than 50% of the voting power subsequent to the event.
	D.	IPO event.

Upon occurrence of any of the events, except Event D, the shares issued will be given senior liquidation preference to all other classes, including preferred A and B shares.

In the event of occurrence of Event D, the Company will issue Ordinary shares.

Upon occurrence of a conversion event, the Company shall allot 419,790 Preferred A shares to Preferred A shareholders and 942,186 Preferred B shares to Preferred B shareholders as a final and conclusive allotment, which will exhaust any and all prior anti-dilution rights to which the abovementioned shareholders were entitled.

Warrants:

The Company shall grant, with no additional consideration, to each lender a warrant to purchase shares of the “Determining Class” at the following terms:

	a.	The Warrant aggregate purchase price of Warrant shares for each lender shall equal 25% of the loan amount provided by such lender.

b.

The warrant may be exercised from day of grant until the earlier of a Conversion Event or three years from grant date at an exercise price per share equal to the conversion price per share of the loans provided.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

Future minimum lease commitments under the operating lease for the years ended December 31, are as follows:

2003	137
2004	137

$274

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

b.

The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of the Chief  Scientist in the Israeli Ministry of Industry and Trade ( the “OCS”) aggregating to $ 519 for the Company’s research and development project. The Company is obligated to pay royalties to the OCS amounting to 3%-5% of the sales of  the products and other related revenues generated from such project, up to the amount of the grants received, linked to the U.S. Dollar.

The Company paid all royalties due to The Chief Scientist up to the amount of $ 519. As yet, the Company has not received a final invoice from The Chief Scientist.

c.

In late March of 2002, the Company signed an agreement with Lucent to license a cable modem termination system (CMTS). Coresma’s name for this product is the CC8000. The Lucent CMTS allows the Company to meet the needs of existing customers and target new prospects with a CMTS based on the industry standard, DOCSIS (Data Over Cable Systems Interface Specification). The Company intends to bring this product through standards qualification tests over the next 12-18 months; however, there is a market today for non-qualified CMTS technology that offers the benefits of interoperability and low costs.

Coresma has paid $350,000 to Lucent and owes another $450,000 of defined milestone payments net of any product, components or inventory we are buying from them In addition to milestone payments, the company owes Lucent royalties for each unitin the amount of $ 375 – 1,000 depending on the kind of units.  Management believes that the CC8000 should help the company to broaden the range of customers it can target for selling CMTS technology, thereby resulting in additional sales opportunities

d.	BrightCom:

In the year 2000 the company signed an agreement with BrightCom Technologies Ltd. (an affiliate) whereby it would purchase from Brightcom certain rights in an architecture patent for cable on a chip for consideration of $ 5 million. The company is not using and has no intention to use the aforementioned patent rights since the company reached a settlement with BrightCom as follows:

The company will be obliged only for a one lump-sum payment of $ 1 million, payable by way of cash or stock (at Coresma’s discretion), only upon a major liquidity event (i.e., IPO or merger/acquisition at pre-money evaluation of at least US $ 80M). Coresma agrees to make no future use of the BrightCom IP as part of this agreement.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Accordingly, no asset or liability has been recorded in the financial statements in regard to this agreement. In the year 2002 this commitment was canceled.

In the year 2000 the company entered into a development contract with Brightcom in the amount of $ 1.8 million. During the year 2001 the parties agreed on a payment of $ 704 thousand to terminate this agreement. This amount was not paid and during the year 2002 was waivered by BrightCom.

	e.	Litigation:

1.

In February, 1999 the Company received a letter from Hybrid  Networks, Inc.claiming that certain of the company’s products may infringe patents held by Hybrid. In management’s opinion, even if some basis exists for the Hybrid’s company’s claim,  royalties payments may be sought.  However, the Company believes such claim  will not have a material effect on its operations and financial condition.

		2.	Against the company their are lawsuits in immaterial amounts in which there is no accruals in the financials.

	f.	Guarantees:

A bank has issued suppliers of the Company guarantees in the amount of approximately $ 860 to assure payments by the Company.

	g.	Charges:

The Company placed a floating charge in favor of a bank on all Company assets.

NOTE 12:-	INCOME TAXES

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

In accordance with the law, during 1996 the Company’s production facilities were granted “Approved Enterprise” status.

Pursuant to the aforementioned law, the Company has chosen the “alternative benefits” - waiver of Government grants in return for tax exemption. Income derived from the “Approved Enterprise” will be tax-exempt for a period of four years, commencing the first year taxable income is earned, and subject to a corporate tax at the reduced rate of 10%- 25%, for an additional period of three to six years (depending on the level of foreign investment in the Company). As the Company currently has no taxable income, these benefits have not yet commenced.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits, as if the Company had not elected the alternative system of benefits (currently, 25% for an “Approved Enterprise”). The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment.

c.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in NIS, after certain adjustments for increases in the CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The differences between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of FASB statement No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting currency and the tax bases of assets and liabilities.

d.	Net operating losses carryforwards:

As of December 31, 2002, the Company had approximately $16 million of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date. The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses, and no deferred income taxes have been included in these financial statements.

As of December 31, 2002 the U.S. subsidiary had U.S. federal net operating loss carryforwards for income tax purposes in the amount of approximately  $ 5.5 million. Expiration of the carryforward losses are between the years 2,019 and 2,022.

The Company and its subsidiary have not recorded deferred tax assets reaching from tax loss carryforwards because its Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:-	RELATED PARTIES

	a.	The following transactions, are included in the financial statements as follows:

	Year ended December 31,

	2001	2002

Research and development cost (1)(2)	$190	-.-

General and administrative (1)	$120	$70

Financial expenses (1)	$215	$379

Other income (2)	-.-	$(831)

(1) To shareholders.
(2) Waivered by BrightCom Technologies Ltd., an affiliate (see also Note 11 d).

b.	Balances with related parties:

	December 31,

	2001	2002

Due from:
Other accounts receivable shareholders	$72	$74

Due to:
Trade payables - affiliates	$976	$50
BVR Technologies Ltd	$69	$125
BVR Systems (1998) Ltd	$48	$38
Long-term loans from a shareholder	$2,514	$2,631
Convertible loans	$5,679	$5,908

NOTE 14:-	SHARE CAPITAL

a.

The Preferred A Shares and preferred B Shares entitle their holders to certain rights not granted to other shareholders holding Ordinary Shares, including certain Preemptive Rights to purchase new securities issued by the Company, rights of First Refusal and Co-Sale rights in relation to sale of securities by shareholders, certain anti-dilution rights in the event that the Company shall issue shares at a price per share lower than that paid by the Preferred shareholders, the right to veto certain resolutions and actions of the Company and liquidation preference.

All such rights expire and the Preferred Shares are reconverted into Ordinary Shares on the election of the majority of Preferred shareholders or upon the Company’s consummation of a Qualified IPO as defined in the investment agreement.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

b.	Stock option plan:

According to a board of directors’ resolution during 2002 the Employee Stock Option Plan was canceled.
As of December 31. 2002, the company’s outstanding options are as follows:

Option Outstanding	Exercise Price

262,460	0.35
485,130	1.72
236,709	8.62
791	10.24

985,090

NOTE 15:-	GEOGRAPHIC OPERATING INFORMATION

	a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1 for a brief description of the Company’s businesses. Revenues are attributed to geographic areas based on the location of the customers. Long-lived assets are not presented in the table below, since all long-lived assets are located in Israel.

	Total revenues

	Year ended December 31,

	2001	2002

Israel	$215	$99
Export:
Scandinavia	9,300	5,205
North America	1,905	2,064
Eastern Europe	651	395
Far East	615	648
Western Europe - (excluding Scandinavia) and other	213	53

	$12,899	$8,464

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

b.	Major customers data as a percentage of total revenues:

	2000	2001	2002

Customer A	39%	56%	38%

Customer B	12%	16%	22%

Customer C	-%	7%	7%

NOTE 16:-	SELECTED STATEMENTS OF OPERATING DATA

	a.	Other income (expenses):

	Year ended December 31,
	2001	2002

Waiver of a debt (also see note 11 d)	-	831
Depreciation of an asset	-	(67)
Decrease of costs of unexecuted public offering	253	17
Loss from disposition of assets	-.-	(57)

Others, net	4	(91)

	$257	$633

b.	Financial expenses, net:

	Year ended December 31,
	2001	2002

Amortization of the discount of a convertible loan issued with warrants	$-	189
Interest on long-term and convertible loans	215	381
Interest to the banks net	218	308

Government Authorities	18	28

Others	(248)	(161)

	$203	$745

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into effective as of December ___, 2002 by and between BVR Technologies Ltd. (hereinafter “BVR”), a company organized under the laws of the State of Israel, with offices at 1 Azrieli Center, Tel Aviv, Israel, and each of the purchasers listed in Exhibit A hereto (hereinafter the “Purchasers”).

W I T N E S S E T H

WHEREAS

BVR holds ________ Series A Preferred Stock, par value $0.01 each (the “Shares”) of Unisfair Inc. (“Unisfair”), a company incorporated under the laws of the State of Delaware, and the rights attached to  Convertible Promissory Notes issued to BVR by Unisfair in an amount of $__________ (the “Convertible Promissory Notes” together with the Shares the “Package”); and

WHEREAS	BVR wishes to sell the Package to the Purchasers on the terms and conditions more fully set forth in this Agreement; and

WHEREAS	the Purchasers wish to purchase the Package pursuant to the terms and conditions more fully set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Sale of the Package

Subject to the terms and conditions hereof, at the Closing, as defined below, BVR shall transfer to each of the Purchasers and each of the Purchasers shall accept from BVR the Package for an aggregate consideration of $25,000 (the “Purchase Price”).  Each Purchaser shall purchase such portion of the Package in consideration for such amount as detailed opposite such Purchasers’ name in Exhibit A hereto.

2.	Closing of Sale and Purchase of Package

2.1

Signing and Closing.  BVR herewith sells to each of the Purchasers and each of the Purchasers hereby purchase the Package from BVR.  The transfer of the Package by BVR to each of the Purchasers shall take place at a closing to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, on ___________ __, 2003 at 10:00 a.m., or such other date that the parties shall mutually agree upon (the “Closing”).

	2.2	Closing Conditions. The Closing is subject to the receipt of the following approvals:

		2.2.1	Approval of this agreement by the Audit Committee, the Board of Directors and shareholders meeting of BVR.

		2.2.2	Receipt of a waiver of right of first refusal by all entitled shareholders of Unisfair.

	2.3	Transaction at the Closing. At the Closing the following transactions shall take place simultaneously:

2.3.1

BVR shall transfer to each of the Purchasers its portion of the Package, and each of the Purchasers shall accept the transfer of the Package.  In addition, the parties shall sign at the Closing a share transfer deed in the form attached to this Agreement as Schedule 2.3.1A and an agreement of assignment of the convertible promissory notes in the form attached to this Agreement as Schedule 2.3.1B.

		2.3.2	Each of the Purchasers shall transfer the Purchase Price to BVR.

3.

Package free of any Liens.  BVR represents that it is the lawful owner, beneficially and of record of the Package and of all rights thereto, free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust and other voting agreements, calls or commitments of every kind and is free to transfer the Package to each of the Purchasers.

2

4.	Miscellaneous.

4.1

Further Assurances.  Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties reflected thereby.

	4.2	Expenses and Costs. Each party shall be responsible for any fees or expenses incurred by such party with respect to this Agreement and the transaction contemplated hereby.

4.3

Governing Law; Jurisdiction.       This Agreement shall be governed by and construed according to the laws of the State of Israel.  Any dispute arising under or in relation to this Agreement shall be governed by and construed according to the laws of the State of Israel and the courts of the district of Tel Aviv-Jaffa shall have exclusive jurisdiction.

4.4

Counterparts.  This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, all of which together shall constitute one and the same instrument.

In witness hereof, each of the parties has signed this Share Purchase Agreement as of the date first hereinabove set forth.

BVR TECHNOLOGIES LTD.

By:

Name:

Title:

PURCHASERS

3

EXHIBIT A

4

Schedule 2.3.1A

Share Transfer Deed

          The undersigned (the “Transferor”) hereby transfers to each of the Purchasers listed in Exhibit A (the “Transferee”) _________ Series A Preferred Stock, par value $0.01 each, registered in the name of the Transferor in the company known as Unisfair, Inc. to hold unto the Transferee and the heirs, executors, administrators, successors and assigns of the Transferee, on the same conditions as the Transferor held the same immediately prior to the transfer thereof.   And the Transferee hereby accepts transfer of such shares subject to said conditions.

          IN WITNESS WHEREOF the Transferor and the Transferee have executed this instrument this ____day of ____________, 2003.

Signature of Witness	Signature of Transferor

Name:

Address:

Signature of Witness	Signature of Transferee

Name:

Address:

5

Schedule 2.3.1B

Assignment of Convertible Promissory Notes

          The undersigned (the “Assignor”) hereby assigns to each of the Purchasers listed in Exhibit A (the “Assignee”) Convertible Promissory Notes issued to BVR by Unisfair, Inc. in an amount of $__________  (the “Notes”) to hold unto the Assignee and the heirs, executors, administrators, successors and assigns of the Assignee, on the same conditions as the Assignor held the same immediately prior to the assignment thereof.   And the Assignee hereby accepts assignment of the Notes subject to said conditions.

          IN WITNESS WHEREOF the Assignor and the Assignee have executed this instrument this ____day of ____________, 2003.

Signature of Witness	Signature of Assignor

Name:

Address:

Signature of Witness	Signature of Assignee

Name:

Address:

6

TECHNOLOGY TRANSFER AND ASSIGNMENT AGREEMENT

This Technology Transfer and Assignment Agreement (this “Agreement”) is entered into as of the __ day of May, 2003 by and between BVR Technologies Ltd., of 1 Azrieli Center, Tel Aviv 67021, Israel, an Israeli company (“BVR-T”) and BVR Systems (1998) Ltd., of 16 Hamelacha Street, Rosh Ha-Ayin 48091, Israel, an Israeli company (“BVR-S”).

WHEREAS	in October 1998 BVR-T and BVR-S entered into a Technology Assignment and Cross-License Agreement Regarding Improvement (the “Cross License Agreement”); and

WHEREAS	BVR-S is interested in purchasing from BVR-T any or all such rights, title and interest in the Patents, as defined hereunder, so that BVR-S shall become the sole owner of the Patents; and

WHEREAS	BVR-T wishes to irrevocably transfer and assign to BVR-S its rights, title and interest in the Patents in accordance with the terms herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.	The Patents

“The Patents” shall mean the patents which were filed by BVR-T worldwide prior to the date of this Agreement as further detailed in Exhibit A hereto, including but not limited to any and all intellectual or industrial property and like rights, know how, trade secrets, information, formulation, data, technology, designs, inventions, derivatives and discoveries related thereto.

2.	Transfer and Assignment of Title

BVR-T hereby transfers and assigns to BVR-S, in consideration for the payment of $12,000 plus VAT (the “Consideration”), all of its rights, title and interest, for all countries, in the Patents, so that after such assignment BVR-S shall be the sole owner of the Patents. The Consideration shall be made by wire transfer to the account of BVR-T, Bank Hapoalim, branch 615, account number 81111, upon coming into effect of this Agreement in accordance with Section 7 below.

3.	Assignment

BVR-T hereby grants to BVR-S an irrevocable worldwide proxy to sign and execute on its behalf and on behalf of its officers and directors any and all documents, or acts which may be required to effect the transfer and assignment of the Patents and the registration of BVR-S as the sole owner of such Patents.

4.	Representations and Warranties.

BVR-T represents and warrants that:

4.1.1

The execution, delivery and performance by BVR-T of this Agreement, including without limitations the transfer and assignment of title to the Patents under this Agreement, and the performance by BVR-T of its undertakings under section 3 of this Agreement will not give rise to, or result in, any violation of, and will not conflict with, or result in a breach of any of the terms of, or constitute a default under, or to any agreement, right, restriction, obligation, commitment, mortgage, indenture, instrument, judgment, decree or order to which BVR-T is a party or by which it is bound.

	4.1.2	BVR-T has not transferred or assigned ownership of, or granted any license with respect to rights to the Patents, except to BVR-S in accordance with the Cross License Agreement.

4.2

To the best of its knowledge, BVR-T has not received notice from any third party that the Patents infringes or misappropriates the intellectual property of any third party and BVR-T has not brought any action against any third party claiming infringement of intellectual property rights relating to the Patents.

4.3

BVR-T has full power, authority, and rights, to enter into, and perform this Agreement, and to grant to BVR-S the rights hereunder. All corporate action on part of BVR-T necessary for the authorization, execution, delivery and performance of all BVR-T’s obligations under this Agreement, and especially but not limited to all necessary audit committee and board resolutions, have been taken prior to the effective date of this Agreement.

2

5.	This Agreement contains the entire agreement between the parties in respect of the subject matter hereof, and supersedes and replaces all previous representations, warranties, agreements, understandings, commitments or arrangements, oral or written, with respect thereto.

6.	Governing Law

This Agreement shall be governed by the laws of the State of Israel. The parties hereto submit to the exclusive jurisdiction of the Tel Aviv- Jaffa district.

7.	Approvals

This Agreement is subject to, and shall come into effect upon, its approval by BVR-S’ audit committee and board of directors.

          IN WITNESS HEREOF, the parties hereto, each by its duly authorized signatory, have executed this Agreement as of the date first above written.

BVR TECHNOLOGIES LTD.	BVR SYSTEMS (1998) LTD.

By:	By:

Name:	Name:

Title:	Title:

3

EXHIBIT A (not final – a substitute will be provided)

Country	Patent No.	Grant Date	Title

Israel	95,990	July 18, 1991	GPS-BASED ANTI-COLLISION WARNING SYSTEM
United States	5,325,302	June 28, 1994	GPS-BASED ANTI-COLLISION WARNING SYSTEM
Israel	100,804	January 31, 1996	METHOD AND SYSTEM OF COMMUNICATION BETWEEN MOVING PARTICIPANTS
United States	5,396,644	March 7, 1996	METHOD AND SYSTEM OF COMMUNICATION BETWEEN MOVING PARTICIPANTS
Europe	561,129	September 8, 1999	METHOD AND SYSTEM OF COMMUNICATION BETWEEN MOVING PARTICIPANTS
Germany	69,326,270	September 8, 1999	KOMMUNIKATIONSVERFAHREN UND SYSTEM ZWISCHEN SICH BEWEGENDEN TEILNEHMERN
France		September 8, 1999
Great Britain	EP0561129	September 8, 1999	METHOD AND SYSTEM OF COMMUNICATION BETWEEN MOVING PARTICIPANTS
United States	5,756,354	May 26, 1998	ANIMATING THREE DIMENSIONAL IMAGES BY SELECTIVELY PROCESSING INTERMEDIATE ANIMATION FRAMES

United States	5,807,109	September 15, 1998	AIRBORNE AVIONICS SIMULATOR SYSTEM
Europe	732,677	May 10, 2000	AIRBORNE AVIONICS SIMULATOR SYSTEM

4

Austria	192,870	May 10, 2000	SYSTEM ZUR SIMULATION DER LUFTBEFOERDERTEN
Germany	69,608,157	May 10, 2002	SYSTEM ZUR SIMULATION DER LUFTBEFOERDERTEN
Spain	2,146,357	May 10, 2002	SISTEMA SIMULADOR DE LA ELECTRONICA AERONAUTICA EN VUELO
Greece	3,034,159	May 10, 2002
Belgium		May 10, 2002
Switzerland	00732677	May 10, 2002	Système de simulation de l’avionique aéroportée
France		May 10, 2002
Great Britain	EP0732677	May 10, 2002	AIRBORNE AVIONICS SIMULATOR SYSTEM
Italy		May 10, 2002
Australia	9,931,845	September 27, 1999	METHOD OF SELECTING AN OPTIMAL COMMUNICATION CHANNEL
United States	6,127,946	October 3, 2000	METHOD OF SELECTING AN OPTIMAL COMMUNICATION CHANNEL
Israel	138,458	November 31, 2001	METHOD OF SELECTING AN OPTIMAL COMMUNICATION CHANNEL
Europe	1,060,587	Not yet granted	METHOD OF SELECTING AN OPTIMAL COMMUNICATION CHANNEL

5

CERTIFICATION

I, Yaron Sheinman, certify that:

1.    I have reviewed this annual report on Form 20-F of BVR Technologies Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      _________________, 2003

BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chief Executive Officer

Certification Pursuant to 18.U.S.C. Section 1350,

As adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of BVR Technologies Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, being the Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1)	The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signature: ____________________

Yaron Sheinman, Chief Executive Officer

Date: _________________________

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement (Form S-8) filed with the Securities and Exchange Commission on December 10, 1999 pertaining to the 1995 Flexible Stock Incentive Plan, 1997 Stock Option Plan and 1998 Non-Employee Director Share Option Plan of B.V.R. Technologies Ltd., of our report dated May 29, 2003 with respect to the consolidated financial statements of B.V.R. Technologies Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel Aviv, Israel	KOST FORER & GABBAY
July 13, 2003	A Member of Ernst & Young Global