Form 20-F
period 2003-12-31
BVR TECHNOLOGIES LTD
filed 2004-08-17
CIK 874516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 200 3
______________

TECHNOPRISES LTD.
(Formerly BVR Technologies Limited)

(Exact Name of Registrant as Specified in its charter and Translation of Registrant's Name into English)

Israel
(Jurisdiction of incorporation or organization)

12 Raoul Wallenberg, Tel-Aviv, Israel 69719
 (Address of principal executive offices)
______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, no par value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

9,837,701 shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|   No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|    Item 18 |X|

-i-

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Information not required in Annual Report on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

     Information not required in Annual Report on Form 20-F.

Item 3. Key Information

Selected Financial Data

     The following selected consolidated financial data as of December 31, 2002 and 2003 for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, which differ in certain aspects from those followed in the United States, as described in Note 12 to our consolidated financial statements. The consolidated selected financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5, Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. The following selected consolidated financial information reflects the operations of the company prior to the transaction described below in “Item 3, Key Information — Recent Developments” that was consummated on February 18, 2004.

Technoprises Ltd. (Formerly BVR Technologies Ltd.) Historical Financial Information

	Year ended December 31

	1999	2000	2001	2002	2003

	(in thousands, except per share data)
Consolidated Statement of Operation Data
Israeli GAAP:
Services to related parties	$451	$235	$267	$145	$—
Cost of services to related parties	131	192	206	125	—

Gross profit	320	43	61	20	—

Selling, general and administrative expenses, net	1,680	827	994	975	562

Operating loss	(1,360)	(784)	(933)	(955)	(562)

Financial income (expenses), net	316	(172)	476	108	(2)
Other income (expenses)	1,599	4,778	(2,193)	(1,792)	64
Income tax benefits (expenses)	(1,220)	(296)	(203)	(11)	115
Equity in losses of affiliates	(1,189)	(6,190)	(2,576)	(2,407)	—

Loss from continuing operations	(1,854)	(2,664)	(5,429)	(5,057)	(385)
Income (loss) from discontinued operation	16,695	(2,135)	(7,672)	(26)	—

Net income (Loss)	$14,841	$(4,799)	$(13,101)	$(5,083)	$(385)

Basic earnings (loss) per share from:
Continuing operations	$(0.20)	(0.28)	$(0.56)	$(0.52)	$(0.04)
Discontinued operations	1.83	(0.22)	(0.78)	—	—

Total earnings (loss) per share	$1.63	$(0.50)	$(1.34)	$(0.52)	$(0.04)

Weighted average number of ordinary shares
outstanding	9,108	9,690	9,717	9,718	9,718

U.S. GAAP:
Net loss	$(4,225)	$(19,464)	$(18,366)	$(6,295)	$(385)

Loss per share	$(0.50)	$(2.02)	$(1.90)	$(0.65)	$(0.04)

	As at December 31

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Israeli GAAP:
Working capital	$11,979	$9,381	$2,991	$1,879	$11
Total assets	33,228	27,096	10,139	2,553	522
Total liabilities	5,068	142	946	673	510
Shareholders’ equity	28,160	26,954	9,193	1,880	12

Forward Looking Statements

     This Annual Report on Form 20-F contains forward-looking statements. We urge you to consider that statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar or corollary expressions are intended to identify forward-looking statements. These statements reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Forward-looking statements include statements about:

  our strategy;
  the anticipated development and release of and market demand for new products;
  our anticipated capital expenditures and liquidity;
  our development of revenue sources;
  our expansion into new markets;
  the market acceptance of our products; and
  our technological advances.

     Forward looking statements may be found in the sections of this annual report entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this annual report. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

     Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements as a result of new information or future events.

Recent Developments

     Technoprises Ltd. is a result of a transaction between TechnoCross Ltd. (formerly known as Technoprises Apros & Chay MB Ltd., “TechnoCross”), a closely held company, the shareholders of TechnoCross and BVR Technologies (“BVR”) which has been publicly traded under the symbol “BVRT” and subsequently under the symbol “TNOLF.OB.”

     BVR, TechnoCross and the shareholders of TechnoCross entered into a Share Purchase Agreement, dated December 22, 2003, pursuant to which BVR purchased all of the issued and outstanding share capital of TechnoCross. In consideration, BVR issued to the shareholders of TechnoCross and to other people and entities (designated by the shareholders of TechnoCross) a total of 88,539,309 ordinary shares of BVR, par value NIS 0.01 per share, which at the time constituted 90% of BVR’s issued and outstanding capital stock. The transaction was accounted for as a reverse acquisition. On April 13, 2004 the name of Technoprises Apros & Chay Ltd. was changed to TechnoCross Ltd. On April 26, 2004 BVR’s name was changed by the Israeli Companies Registrar to “Technoprises Ltd.”

     Throughout this prospectus, references to the business and operations of BVR shall mean BVR’s business and operations prior to the effective time of the transaction. Any references to the business and operations of TechnoCross shall mean TechnoCross’ business and operations prior to the effective time of the transaction and any references to Technoprises or the Company shall mean the business and operations of the combined company following the transaction.

     Technoprises’ mission is to enhance the experience of business, leisure and entertainment content by leveraging and commercializing leading-edge technologies that enable the capture of content from any source, enrich it by matching it with complementary content from other sources, and package and deliver it in a personalized manner to any digital device. Technoprises is currently comprised of the following units and assets:

  100% of the issued and outstanding equity (subject to a certain option granted to Unicorp) of TelemAtik Cross-Media Ltd. (“TCM”).
  TVGate, an interactive TV (“iTV”) messaging technology previously owned by Comverse Technologies, Inc. and which is currently owned by TCM.
  100% of the issued and outstanding equity of E.V.R. Entertainment Applications of Virtual Reality Ltd. (“EVR”) that designs and markets broadband access systems.
  100% of the issued and outstanding share capital of TechnoCross.
  A license from Unicorp Ltd. granted to TechnoCross (our wholly-owned subsidiary) to develop and operate businesses under the Watchow concept.

  100% of the issued and outstanding share capital of Technoprises U.S.A. Inc.

     On April 22, 2004, we entered into a term sheet with the shareholders of Araneo Ltd. pursuant to which we agreed, subject to the satisfactory completion of due diligence and entering into a definitive agreement, to acquire Araneo, a manufacturer of IP-based television and Video On Demand (VOD) and set-top boxes, using the Linux operating system.

Risk Factors

Risks Related To Our Business

We are in the early stages of development and have no operating history upon which you can base your investment decision.

     The Company is an outcome of the combination between BVR, which divested substantially all of its assets through 2003, and TechnoCross, which is a developmental stage company with no operating history and no current revenues. There is no guarantee that we will be able to successfully develop our products and generate revenue in the future from the sales of such products. There are no assurances that we will be able to raise sufficient capital in order to finance our cash requirements in connection with the development of our products. There is no assurance that if we do develop a product that will generate revenues that we will be able to maintain such potential market share over time or that we will be able to develop additional products.

We have a recent history of operating losses and expect to operate at a loss through the foreseeable future.

     We operated at a loss since the inception of TechnoCross and expect to operate at a loss for the foreseeable future. We are currently spending significant funds on research and development of our new products and currently have no revenues. We do not anticipate making an operating profit in the foreseeable future. This increases the risk associated with the investment in our ordinary shares.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

     Competition in our industry is intense and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for content distribution include well-established companies such as Cisco, Microsoft, Yahoo and Intel. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale.

If we do not develop and market new products and product enhancements, we will not be able to generate sufficient revenues to fund our operations.

     The market for content matching and distribution of content over broadband networks is characterized by:

  rapid technological change;
  frequent product introductions and enhancements; and
  changes in customer and end-user requirements.

     Because of these factors, we must continually develop and market new products.

     We cannot be sure that we will successfully complete the development and introduction of new products or that any new products developed will achieve acceptance in the marketplace. We may also fail to develop and deploy new products and product enhancements on a timely basis. In either case, our revenues and income could suffer and we may not be able to enter into the markets in which we wish to operate.

We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.

     The technologies and services used in the content distribution industry have been developing rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

  attract and retain users for our products;
  expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings;
  respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors;
  maintain, expand and enhance our relationships with international media companies and other strategic partners; and
  increase awareness of our brand and user loyalty.

Issuance of additional shares will dilute the interest of our shareholders.

     Since the acquisition by BVR of TechnoCross we have issued a significant number of our ordinary shares to investors in order to fund our operations and acquisitions. In addition, we are planning on making certain acquisitions pursuant to which we will be required to issue a significant number of our ordinary shares. Issuances of these shares will have a substantial dilutive effect on our shareholders.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

     We depend on third party intellectual property such as the Lucent and Watchow licenses and other software licenses used by EVR Ltd. in its products. We anticipate entering into additional licensing agreements for intellectual property in the future in connection with the development and selling of our products. We believe we are currently in compliance with all material provisions of our existing licenses and that the licensing agreements adequately protect our rights. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers may be adversely affected and our results of operations will be negatively affected. Failure to acquire new licenses could harm our business.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products. We could be subject to warranty claims and product recalls, which could be expensive and adversely affect our financial condition.

     We are developing complex products that are susceptible to undetected hardware and software errors or failures. Products may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products and adversely affect our business and reputation.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

     Our success and ability to compete depends in large part upon protecting our proprietary technology. We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.

In addition, we have one approved patent and several patent applications. We require employees and consultants to execute confidentiality agreements. These measures may not be sufficient to protect our technology from third-party infringement or to protect us from the claims of others.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

     Our success depends on our ability to identify, hire and retain skilled personnel. Our industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with track records of success. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated.

If key personnel were to leave Technoprises or if we are unsuccessful in attracting qualified personnel, our ability to develop products could be materially harmed.

     Our success depends in large part on our ability to attract and retain highly qualified scientific, technical and business personnel experienced in the development, manufacture and marketing of the systems and products we are developing for the broadband and cross-media application markets. Our business and financial results could be materially harmed by the inability to attract or retain qualified personnel.

We made certain acquisitions in the past and we may make additional acquisitions in the future, which pose integration and other risks that could harm our business.

     We may seek to acquire additional complementary businesses, products, services and technologies. As a result of these acquisitions, we may be required to incur additional debt and expenditures and issue additional ordinary shares to pay for the acquired business, product, service or technology, which will dilute our existing shareholders’ ownership interest and may delay, or prevent, our profitability. These acquisitions may also expose us to risks such as:

  the possibility that we may not be able to successfully integrate acquired businesses;
  the possibility that senior management may be required to spend considerable time negotiating agreements and integrating acquired businesses; and
  the possible loss or reduction in value of acquired businesses.

     On April 22, 2004, we signed a term sheet to acquire all the outstanding shares of Araneo Ltd. If the business of Araneo is not in the condition we believe it to be in, we may be required to incur substantial additional costs in connection therewith. If incurred, these costs could materially adversely affect our business, financial condition and results of operations.

     We cannot assure you that we would successfully overcome these risks or any other problems encountered with these acquisitions.

If the market price of our ordinary shares continues to be highly volatile, the value of an investment in our ordinary shares may decline.

     Within the last 12 months, our ordinary shares have traded between $0.06 and $0.41 per share. The market price of our ordinary shares has been and may continue to be highly volatile. Announcements may have a significant impact on the market price of our ordinary shares. These announcements may include:

  status of the development of our products;
  our operating results;
  market conditions for our industry in general; and
  general economic and market conditions.

     The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our ordinary shares. In addition, sales of substantial amounts of our ordinary shares in the public market could lower the market price of our ordinary shares.

Substantial future sales of our ordinary shares may depress their market price.

     If our shareholders sell substantial amounts of our ordinary shares in to the market, the market price of our ordinary shares may fall. As of August 10, 2004, the ten-day average daily volume of our ordinary shares traded on the bulletin board was 16,000 shares per day. As of August 10, 2004 there were 133,077,010 of our ordinary shares issued and outstanding, a relatively large number compared to the trading volume of our ordinary shares. Therefore, any attempt by our shareholders to sell a significant amount of shares might result in a decline in our share price.

Three of our shareholders are in a position to control matters requiring a shareholder vote. This may adversely affect the market price of our ordinary shares.

     Apros & Chay MB Ltd. beneficially owns approximately 36.45% of our outstanding ordinary shares and Avigdor Olshansky beneficially owns approximately 6.60% of our outstanding ordinary shares. In addition, Adv. Rami Joulus holds 7.96% of our outstanding shares in trust for various people and entities. Under a contemplated agreement between Adv. Joulus and most of the entities for which he holds the shares in trust, such entities will sign a proxy under which Prosper Abitbol (who is the chairman of Apros & Chay MB Ltd.) and/or Adam Ofek (who is the Managing Director of Apros & Chay MB Ltd.) will vote their shares as long as the shares are held in trust. Such agreements have not yet been signed. There is a written agreement between Apros & Chay MB Ltd. and Avigdor Olshansky to vote their shares together on matters presented for a vote by the shareholders.

     If these shareholders vote their shares together, they will have sufficient voting power to:

  elect all of our directors;

  control our management; and
  approve or reject any merger, consolidation or sale of substantially all of our assets.

     As a result, Apros & Chay MB Ltd., Avigdor Olshansky together with Prosper Abitbol and/or Adam Ofek can exert significant influence over decisions affecting us while this agreement is in effect. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price.

We have obligations to third-parties to register their Technoprises shares for resale. Failure to do so would result in liquidated damages.

     We have granted certain investors in the company rights to register their ordinary shares within a specified time period. We had an obligation to file a Form F-1 registration statement with the Securities and Exchange Commission for shares purchased from us by a group of investors on February 18, 2004, no later than April 2, 2004. We did not file the required registration statement by such date and therefore, pursuant to the Subscription Agreement with such investors, we are obligated to pay them liquidated damages in an amount equal to 2% for each thirty days of delay or part thereof of the greater of the market value of their shares and the purchase price they paid for such shares and their warrants. We might be subject to additional damages if such registration statement is not declared effective within a certain period of time.

     We had an obligation to file a Form F-1 registration statement with the Securities and Exchange Commission for shares purchased from us by a group of investors on April 21, 2004, no later than May 19, 2004. We did not file the required registration statement by such date and therefore, pursuant to the Registration Rights Agreement with these shareholders, we are obligated to pay them liquidated damages in an amount equal to 2% of the purchase price they paid for each thirty days of delay or part thereof. We might be subject to additional damages if such registration statement is not declared effective within a certain period of time.

     In addition to the foregoing, we are under an obligation to register the shares we issued to Comverse Technologies, Inc. in connection with the acquisition of TVGate. To date, we have not registered these shares.

     We have an obligation to register shares issuable to Bank Hapoalim pursuant to an agreement, dated May 20, 2004, no later than September 17, 2004.

     Under the Term Sheet with Araneo Ltd. we will be required to register the shares which will be issued to the shareholders of Araneo Ltd. within 60 days of the consummation of the Araneo transaction.

     Our failure to comply with the foregoing contractual obligations to register the shares issued to third parties might result in significant liabilities that could adversely affect our financial results and condition.

If penny stock regulations become applicable to our ordinary shares they will impose restrictions on the marketability of our ordinary shares, the ability of our shareholders to sell our shares could be impaired.

     The SEC has adopted regulations that generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share subject to certain exceptions. Exceptions include equity securities issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for more than three years, or (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require that prior to any transaction involving a penny stock, a risk of disclosure schedule must be delivered to the buyer explaining the penny stock market and its risks. Our ordinary shares are currently trading at under $5.00 per share. If at any time we fail to meet one of the exceptions, our ordinary shares will be considered a penny stock. As such the market liquidity for our ordinary shares will be limited to the ability of broker-dealers to sell it in compliance with the above-mentioned disclosure requirements.

     You should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

  control of the market for the security by one or a few broker-dealers;
  “boiler room” practices involving high-pressure sales tactics;
  manipulation of prices through prearranged matching of purchases and sales;
  the release of misleading information;
  excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
  dumping of securities by broker-dealers after prices have been manipulated to a desired level, which hurts the price of the stock and causes investors to suffer loss.

      We are aware of the abuses that have occurred in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent such abuses with respect to our ordinary shares.

We have failed to provide certain required audited financial statements in this annual report on Form 20-F and in our annual report on Form 20-F for the year ended December 31, 2002. These deficiencies could limit our ability to raise capital and could impact the trading of our securities.

     Brightcom Technologies Ltd. was a significant equity investment of BVR for the years ended December 31, 2002 and 2001. As such, under Rule 3-09 of Regulation S-X, we are required to provide separate audited financial statements of Brightcom Technologies Ltd. as of and for the years ended December 31, 2002 and 2001. The financial statements of Brightcom Technologies Ltd. included in this annual report on Form 20-F and in our annual report on Form 20-F for the year ended December 31, 2002 are unaudited. In 2003, Brightcom ceased its operations, it does not have active management in place and we could not get access to relevant materials, facts and details or get required explanations regarding certain issues that were unclear in order to complete an audit. Therefore, we could not obtain an audit of Brightcom's financial statements for the years ended December 31, 2002 and 2001. As a result, our annual reports on Form 20-F for the years ended December 31, 2003 and 2002 are considered deficient. This deficiency could result in our inability to register shares held by existing shareholders and to raise additional capital. It also could impact the ability of our shares to continue to trade on the Over The Counter Bulletin Board market.

Risks Related to Our Operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

     Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

     Many of our executive officers and employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. There are proposals to increase this annual commitment. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

It may be difficult to enforce a U.S. judgment against us and our executive officers and directors.

     Because substantially all of our assets and the assets of a substantial majority of our directors and executive officers, are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals, a substantial majority of whom reside outside the U.S., may be difficult to obtain within the U.S.

     In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. See “Enforceability of Civil Liabilities” for additional information about the difficulty in enforcing a judgment under U.S. securities laws in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Management — Approval of Related Party Transactions Under Israeli Law” for additional information about some anti-takeover effects of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Management — Approval of Related Party Transactions Under Israeli Law” for additional information concerning this duty.

Item 4. Information on the Company

Overview

     History and Development of BVR

     BVR was founded on October 8, 1986 and commenced operations in 1987. Beginning with its inception in 1986, BVR engaged in the development, manufacture and marketing of advanced training and computer-based simulation systems for military applications. In 1998, BVR completed a spin-off of its defense-related activities to BVR Systems (1998) Ltd., and, consequently, became a management company with commercial portfolio companies. In May 2003, BVR entered into an agreement to sell all of our patent rights to BVR Systems, in consideration for the payment of $12,000 plus value added tax.

     BVR continued operations as a high-technology holding company. BVR made five investments in high-technology companies. BVR distributed the shares of two publicly traded portfolio companies pro-rata among its shareholders. BVR distributed the shares of Nexus Telocation Systems Ltd. in July 2001 and the shares of VIZRT Ltd. in April 2002. In September 2002 BVR distributed additional shares of Nexus Telocation Systems Ltd. that it had withheld in anticipation of a withholding tax obligation, pursuant to the receipt of a tax ruling that allowed such distribution.

     Following the distribution of the shares of Nexus and VIZRT, BVR remained invested in three companies: Coresma, which operates in the field of broadband access technology, BrightCom Technologies Ltd., which operates in the field of integrated silicon and software “Bluetooth” solutions for smart networking, and Unisfair Inc., which operates in the field of online fair and exhibition.

     In January 2003, BVR distributed approximately $1,500,000 to its shareholders as cash dividend and continued to follow a policy of full distribution of available liquid assets.

     During 2003, BVR divested itself of its investments in Unisfair and BrightCom. In January 2003, BVR sold its Unisfair shares to several entities including BCS Growth Fund (Israel) L.P., an affiliate of Clal Industries & Investments Ltd., and to Luna Hi-Tech, an entity controlled by BVR’s CEO, Yaron Sheinman, for a total consideration of $25,000. In June 2003, BrightCom entered into an agreement to sell substantially all of its assets. In consideration, the buyer assumed certain of BrightCom’s liabilities, paid an initial payment of $50,000 and will make future payments of between $50,000 and $15,000,000 pursuant to an earn-out based on sales of BrightCom’s products over time. The Company will not receive consideration from this sale and any future payments by the purchaser of the assets to Forever Blue Technologies Ltd. (the successor to BrightCom) that would be potentially distributable to the Company will instead be payable to the shareholders of BVR at the time of the transaction.

     Following the above transactions, the only remaining asset of BVR was a 37% ownership stake in Coresma which remains in the Company. Coresma is currently insolvent and has no employees or operations. On May 20, 2004 we acquired from Bank Hapoalim the debt owed to it by Coresma. On May 25, 2004, we filed with the District Court in Tel-Aviv, Israel, an urgent request to enforce our rights under the bond we acquired from Bank Hapoalim and to appoint a receiver for Coresma.

     TechnoCross (Prior to the Transaction with BVR)

     TechnoCross was formed as an Israeli private company in January 2004. Its shareholders prior to the transaction with BVR were Apros & Chay MB Ltd., Prosper Abitbol (who held the shares registered under his name in trust for various people and entities who contributed to technologies, know-how or services to TechnoCross or its subsidiaries and for other potential partners and investors) and Avigdor Olshansky.

     At the time of the closing of the transaction with BVR, TechnoCross owned the following assets:

  100% of the issued and outstanding shares of TCM;
  the technology and know-how of TVGate, which was the Interactive TV (iTV) messaging technology of Comverse which was owned by TCM; and
  a license from Unicorp to develop and operate businesses under the Watchow concept.
  TCM had agreements with several people and entities with respect to contribution of know-how and certain technology rights to TCM in exchange for equity in the Company.

     The Transaction Between BVR Technologies and TechnoCross.

     BVR, TechnoCross and the shareholders of TechnoCross entered into a Share Purchase Agreement, dated December 22, 2003, pursuant to which BVR purchased all of the issued and outstanding share capital of TechnoCross. In consideration, BVR agreed to issue to the shareholders of TechnoCross a total of 88,539,309 ordinary shares of BVR, par value NIS 0.01 each. In order to satisfy certain obligations of the parties the shares BVR issued were distributed as follows:

  48,500,000 ordinary shares were issued to Apros & Chay MB, Ltd.;
   8,780,264 ordinary shares were issued to Avigdor Olshansky.;
  ordinary shares that were otherwise issuable in consideration for all of the shares of TechnoCross were instead issued by BVR, as follows:
1.	7,500,000 ordinary shares were issued in a private placement to four investors at a purchase price of $0.09 per share.
2.	2,250,000 ordinary shares were issued to Comverse Ltd; and
3.	21,509,045 ordinary shares were issued to certain other people and entities who have contributed technologies, know-how or services to TechnoCross or its subsidiaries.

     Pursuant to the purchase agreement, the shareholders of TechnoCross granted to the shareholders of BVR immediately prior to the transaction, a put option to sell their BVR shares to them at a price per share of $0.04 (four cents) per BVR share. The put option shall be exercisable in the event that during the twelve (12) month period from August 18, 2004 to August 18, 2005, the average market capitalization of the Company shall be not less than US$ 6,500,000 for a period of sixty (60) calendar days. Immediately following the occurrence of such triggering event, the shareholders of TechnoCross will provide a notice of offer to the shareholders of BVR providing them with not less than thirty (30) days to exercise the put option at the put option price from the date such offer is effective (subject and determined pursuant to any applicable registration requirements). This put option may be terminated in the event of a material uncured breach of any representations or warranties of BVR which will result in direct losses in excess of $100,000.

In the agreement, the parties agreed to the following additional covenants that are still in effect:

  BVR, Technoprises and TCM will not issue securities in connection with any transaction contemplated by the agreement, or other transactions prior to the effective date of the transaction in a manner that will dilute the holdings of the shareholders of BVR at the time of the transaction below 10% of Technoprises’ issued and outstanding share capital, on a fully-diluted basis.
  Future acquisitions of technology based entities, IP assets or technology by or on behalf of the shareholders of TechnoCross, their respective shareholders, subsidiaries, parent companies and affiliates, in the IT sector in the fields of telecommunications and media for the cross media environment, shall be made by Technoprises.
  So long as the directors of BVR (who served as directors of BVR as of October 1, 1998 and as of the closing of the transaction with TechnoCross) shall be subject to any possible proceeding by reason of the fact that they were directors of BVR, Technoprises shall obtain and maintain D&O insurance in reasonable amounts from established and reputable insurers. In all policies of D&O insurance, the previous BVR directors shall be named as an insured in such a manner as to provide the previous BVR directors the same rights and benefits as are accorded to the most favorably insured members of BVR’s current board members. So far, such insurance has not been available.

Industry Background

     We develop products for the distribution of content via broadband networks. We believe that the Internet and the various networks associated with it, including but not limited to corporate intranets, cable, broadband and dialup networks, and voice and video networks, will converge into a “network of networks.” In that environment, we believe that successful vendors will be capable of providing an end-to-end spectrum of products aimed not at a particular technology platform but at solutions to networking problems that span all the segments that currently define the industry. As such, many of our strategic initiatives and investments are aimed at meeting the requirements of such a network of networks.

     Strong technological advances over the last decade, combined with the popularization of the Internet, has had a profound effect on the entertainment and media industry. Each new innovation such as MP3, broadband web access, interactive digital television and P2P has had a powerful impact on the entertainment and media sector, bringing along new opportunities and challenges. According to PriceWaterhouseCoopers’ industry research report “Entertainment and Media Outlook: 2003-2007-Global Overview” aggregate global spending in the entertainment and media industry will grow from approximately $1.09 trillion in 2002 to $1.37 trillion in 2007, reflecting an annual growth rate of 4.8%. Spending is expected to grow rapidly after 2004, based on an anticipated improvement in the economic environment, more stable political conditions, and new technologies currently in the pipeline coming into the market.

     Several key themes effecting the industry are:

  the increase in TV and radio advertising on the account of print and out-of-home advertising;
  consumer migration to next-generation technologies offsetting the impact of aging platforms in the Internet, home video, television distribution, and video game segments;
  rising broadband Internet access is resulting in increased spending in several market segments; and
  traditional distribution channels are in transition, driving DVD sell-through and boosting spending on video games and consumer books but cutting into music sales.

Overview of Our Current Business

     Our goal is to build a company that will provide technological synergy and contribute to the vision of a complete global cross media platform, resulting in leadership in personal content distribution. Our business currently is comprised of three components:

  TCM.
  EVR.
  Watchow.

     On April 22, 2004, we entered into a term sheet with the shareholders of Araneo Ltd., a development stage company,  pursuant to which our wholly-owned subsidiary, EVR, will acquire Araneo in exchange for our shares. Araneo is a manufacturer of IP-based television and Video On Demand (VOD) set-top boxes, using the Linux operating system.

     Through these components and others that will be added in the future, either through in-house development, licensing or acquisition, we are building a solution that will enable the capture of content from any source, enrich it by matching it with complementary content from other sources, package and deliver it to any device, thus enhancing the experience of business, leisure and entertainment content for consumers all around the world.

     TelemAtik Cross-Media (TCM)

     TCM was formed to integrate and merge several technologies, previously developed or conceived by members of its founding team, in order to provide a joint platform in the content area, for managing and delivering different sorts of content for business, leisure and entertainment, distributing it in the accurate format to the right end user on different devices.

     TCM is developing service-based solutions for telecommunication providers, media distributors and creators and large corporate enterprises leveraging next-generation network technology. Its new “Open Suite Digital Content Platform” will help businesses to implement growth strategies and leverage technology in the new digital content environment. This innovative technology will be the backbone of our overall vision to create the ability to take content from any source, enrich it by matching it with complementary content from other sources, package and deliver it to any device (such as personal computers, television sets, cellular phones, PDAs and radio) thus, enhancing the experience of business, leisure and entertainment for consumers.

     TCM’s products are currently in their conceptual stages and we do not anticipate their sale in the foreseeable future. Ultimately, they will form part of the overall platform. At this stage, they can be viewed as three individual elements CrossMed 24/7, Content Delivery System and TVGate.

     CrossMed 24/7 will provide operators with an innovative solution for all their content management needs. It will allow operators to aggregate and store content in multiple formats from multiple sources and to manage the entire content delivery chain - requests, discovery, personalization, packaging and delivery to any device based on user and usage profiles. CrossMed 24/7 utilizes the Emotional Marketing Model that enables the characterization of a person according to several predetermined emotional categories on the basis of the person’s emotional structure. This is achieved using voice recognition techniques or a questionnaire that is completed by the person. The model enables its user to anticipate certain preferences of the person and give the opportunity to distribute to him/her media content that can be expected to fit his/her character and preferences. By applying this technology to a content gathering and distribution system TCM is developing a system that will match content from various content distributors to the end-user, based on the end-user’s emotional preferences. This can also be used as a marketing and advertising tool that will allow advertisers to enhance the effectiveness of their marketing activities by targeting end-users who are more likely to be more susceptible to such advertising. The Emotional Marketing Model has been tested on more than 9,000 people and has shown a significant statistical correlation between the characters of that person as identified by the model and certain consumption patterns and preferences. The model was developed by Dr. Yoram Levanon and Dr. Lan Lossos. A patent application has been filed by Dr. Levanon in the United States in connection with the Emotional Marketing Model and TCM has been granted an exclusive license to use the model for the related content management applications.

     Content Delivery System (CDS) will be a comprehensive solution that manages data delivery and distribution in an efficient, friendly and economic manner. It will deal with all the aspects related to distributing and delivering content, over any media. CDS will make an optimal use of network infrastructure while being attentive to the specific requirements of any delivery infrastructure.

     TVGate

     TVGate, was formed in 2000 by Comverse Technology to offer cable TV and direct broadcasting satellite operators an opportunity to expand the horizons of the television with a broad array of interactive enhanced services built around a concept whereby the TV is transformed into a TV Home Communications Center. The merging of interactive services and television, will enable subscribers to interact in new ways with their favorite entertainment outlets.

     On December 17, 2003, Technoprises acquired certain intellectual property, technologies and assets of TVGate from Comverse Technology in exchange for (i) $750,000 in cash, payable in seven installments through June 30, 2005, (ii) ordinary shares of the Company with a value of $450,000 and (iii) a put option pursuant to which Comverse will have the right to require the Company to purchase shares of the Company issued to Comverse in an aggregate value of $300,000, during a period of one year following the issuance of such shares. The Company is required to issue the shares issuable to Comverse and to deliver the put option to Comverse not later than January 1, 2006. As of May 31, 2004, payments to Comverse in the amount of $540,000 were still due to be made.

     iTVGate™ is an iTV Communication Platform – that enables cable and direct broadcasting satellite operators to offer end users a wide array of iTV messaging and third party applications. The platform is based on the concept of “one management, one provisioning, one user profile database” and complies with all telco-grade requirements. iTVGate™ offers an “a la carte” selection of modular unified communication services: TV E-mail (Tmail), TV Fax (T-Fax), TV-SMS, TV-Chat, TV-Instant Messaging, TV-Telephony, TV-Voice mail, TV-Video mail and more. It also enables the operator to offer its subscribers additional third-party applications such as multi-user games, using iTVGate™ capabilities.

     iTVGate™ is a carrier-grade, highly scalable system that complies with CATV/DBS environments. It will enable major TV operators to exploit the advantages of the triple-play (telephone, television and internet via cable) opportunities and increase their average revenue per user, reduce their digital churn and acquire new customers by implementing user-friendly innovative applications that leverage the operator’s investments in digital infrastructure.

     TVGate offers cable and satellite operators two business options: a revenue share option and a platform sale option based on a per subscriber licensing fees. Revenues from TVGate are expected to be generated through:

a)	Sales of products utilizing the existing iTVGate platform, these include integration of the technology within commercial systems promoted in partnership with complimentary players, including content providers and TV networks, to provide TV messaging. A number of such opportunities are currently under discussion. In each case, these are likely to involve significant development and customization.

b)	Sales of enhanced products, including the combination of the iTVGate platform with the Emotional Marketing model, enabling the delivery of marketing and other content via TV which meets individual viewer preferences.

c)	The incorporation of the TVGate technologies as an integral component in the overall Technoprises vision of full cross-media, enabling the delivery of rich content of any type to the TV.

      EVR

     EVR Ltd. commenced commercial operations in early 2004 in the broadband access systems market. EVR’s core technology and expertise covers Data Over Cable, Voice over IP (VoIP), and Video on Demand over IP (VoDoIP). Its products include:

1.	EVR’s core technology in the digital broadcasting of data over cable, voice over IP and video on demand over IP.
2.	Subscriber Devices - Consumer Premises Equipment (CPE) that includes Cable Modems, IP Set Top Boxes as well as VoIP devices.
3.	Headend Devices - Cable Modem Termination System (CMTS), and Cross Media Router (CMR) that may in the future include video media servers.
4.	Management system that includes provisioning and routing server to enable easy access to the network, and management software that monitors broadband networks.

     Manufacture of EVR’s products is currently being subcontracted to local subcontractors that operate in the destination markets of such products. The EVR products are marketed to Telcos, cable operators, real estate investment trust companies, Internet Service Providers, and systems integrators. EVR’s sales and marketing division is organized into two primary geographic regions, the Americas and International. Lately, EVR has established its first Far Eastern distribution agreement with a distributor in China. The existing sales channels are via a network of distributors, value-added resellers and Internet service providers in many countries. Recently, EVR has begun to sell its products, with one order shipped to Romania for $15,700 and a second order shipped to Norway for $13,900.

     On July 22, 2004 EVR signed a distribution agreement for Cable Modem Termination System (CMTS) equipment with Jiangsu Yitong Ltd., a major manufacturer and distributor of Cable Access TV (CATV) products in China. Under the terms of the agreement, Yitong has committed to minimum purchase orders of approximately $1 million in CMTSs amd related equipment, with a potential for additional sales based on market conditions.

     Lucent Agreement

     On May 28, 2004 Technoprises entered into an agreement with Lucent Technologies under which the Company (through EVR) will utilize Lucent’s DOCSIS 1.0 & 1.1 CMTS in order to develop certain CMTS technologies and generate products relating to cross media router technology (CMR) and home media gateway (HMG) technology.

     As consideration for the development of the CMTS technology we will pay Lucent $1,500,000, of which $500,000 have been paid to date. The remaining $1,000,000 will be payable based on completion of certain milestones between August 1, 2004 and March 1, 2005. As consideration for the development of the CMR and HMG technologies we will pay Lucent an aggregate of $390,000, of which no payments have been made. Such payments are due between July 30, 2004 and August 31, 2004. See also note 1A9 in the consolidated financial statements and other financial information included elsewhere in this annual report.

     In consideration for the licenses to the patents set froth in the agreement granted to us from Lucent we will pay Lucent royalties as follows:

  2% of the fair market value of each product based on such patents which are sold, leased or put into use by us or any of our affiliates.
  20% of the fair market value of products sold that are based on DOCSIS 1.0 technology, up to a total amount of royalties of $920,000 and thereafter 5% of the fair market value of such products.
  For products based on DOCSIS 1.1 technology, a royalty based on fair market value of units shipped as follows: 3% for the first 1,000 units, 2% for the next 1,000 units and 1% for any additional unit.
  We agreed to pay Lucent minimum royalties in connection with the DOCSIS licenses of $5,000 on October 1, 2005 and $5,000 on October 1, 2006.

     EVR’s Products

     The following is a more detailed description of EVR’s products.

      Headend Equipment:

     CMR - Cross Media Router

     The CMR is a system that enables and manages the distribution and delivery of video contents over DSL, cable, terrestrial and satellite broadcasting and wireless systems. EVR’s CMR makes it easy to segment large systems into distinct “zones of operation” to provide “customized” video programming services. The CMR consists of an enclosure with replaceable circuit blades and associated software. The functionality of the CMR includes Routing (100/1000 Base-T), video service switching, video storage with DVR applications in the network, video encoding, video transcoding, and video encapsulation. In addition, it will provide VOD services, including enhanced video applications. It is capable of accepting video source in analogue or digital, standard definition (SD) or high definition (HD) formats. The video source will be compressed in MPEG2, MPEG4, H.264 or WM9. It can be configured to deliver both SD or HD compressed video. The compressed video will be encapsulated for delivery in an IP network. The compressed video bit rate can be either pre-configured or automatically negotiated via communication protocols.

     The CMR has flexible, scalable product architecture, allowing for technology advances and taking advantage of new processing power and lower cost technologies. It is able to adapt to various network architectures and markets. It further includes capability to adapt to variable access and display devices. It also utilizes communication protocols to support a wide variety of end-points and is being designed for broadcast and service provider requirements with remote management and fault protection.

     Cable Modem Termination System (CMTS)

     EVR’s fully integrated, cable modem termination system (CMTS) is designed to meet the increasing demand placed on broadband over cable systems from new subscribers and to handle the dynamic loads from existing subscribers. The CMTS allows for scalability that can increase subscriber capacity quickly and within a limited budget. The scalable hardware design of the CMTS uses DOCSIS 1.1 and Euro-DOCSIS 1.1 standards and offers a single downstream channel using 64 or 256QAM modulations and upstream channel supporting QPSK and or 16QAM modulation. The architecture supports up to 8 upstream channels with single channel expansion cards that can be factory or field installed. This scalability and flexibility allows the operator to make maximum use of its capital budget.

     The cost of operations of the CMTS is relatively low as a result of reduced training time and maintenance associated with friendly Linux based generic management system. EVR’s support tools make installation and maintenance of the CMTS simple. The command line interface with context sensitive help and variable prompts can be accessed locally through a serial port on the front panel or remotely through the built-in network secure Telnet server supporting multiple clients.

      CPE

     Cable Modems

     EVR’s cable modem is DOCSIS / Euro-DOCSIS 2.0 hardware ready, and in the process to be certified DOCSIS / Euro-DOCSIS 1.1 CableLabs / tComlabs. This ensures trouble-free connectivity to other DOCSIS devices and transfer rates of up to 42/56 Mbps downstream and 10 Mbps upstream. In multi-user environments, the cable modem can handle up to 15 users simultaneously making it an ideal component for a home or small office network. Cable operators can remotely manage the cable modem with any standard SNMP-based device. Memory-resident web pages provide detailed information about the modem’s operation, including upstream and downstream frequencies, MAC addresses and IP addresses. The cable modems’ software can be field upgraded, eliminating costly on-site service calls.

     IP STB -Araneo

     Araneo provides a high-performance user-friendly consumer IP TV box that maintains the television experience by transparently connecting TV to the Internet. The device, using advanced innovative technology, was designed for use in broadband settings that allow for the delivery of TV and video through broadband connections. The box also allows incumbent communications companies the ability to offer “broadcast over IP” to their customers. Using the Araneo box, traditional phone companies can broaden their product offerings to offset decreases in their established voice and data customer base due to similar data and voice offerings by cable companies and providers.

     A key competitive feature of the Araneo product is its high performance and low-cost, which makes it a viable alternative for today’s cost-sensitive TV and delivery market. The Company has production and distribution agreements with IBM, Accenture’s Imagine Broadband Division, BMK, Beta Research and AVC.

     The Araneo IP TV Platform™ is driven by integrated controllers developed by IBM. It receives MPEG video streams that are delivered over DVB or IP, and played directly on televisions. Using highly integrated devices, the platform provides a powerful PowerPC405 core, high-density memories, a fast 100 MBits Ethernet interface and hardware decoding of video and audio streams including lip synchronization.

     The TV/IP Module™ is an IP-based digital video receiver that will be integrated into the existing architecture of new television units for use with broadband technologies such as DSL and cable modems as well as local area networks. The modular and compact design allows for both standard and customizable implementations, which will allow television viewers to connect to both conventional/analog television channels as well as digital content that is streamed over IP networks. The comprehensive TV component is a platform-independent solution that interfaces with all standard content, preparation, communication and device layers. The combination of the Linux operating system and a Java Virtual Machine makes this solution compatible with any existing or future video content format.

      Management System

     EVR’s generic Network Management and Control System is in its design stages. It will offer a complete management system with an advanced quality of service manager that provides full control over assigned bandwidths for EVR’s entire family of products. The system will support subscriber access control, authorization and authentication access, easy modification of the subscriber database, standard billing interface, subscriber registration, service provisioning, and routing. EVR’s Management System is a software management solution that allows operators to seamlessly manage both the CPE and the head end systems.

     EVR’s Management System implements classic, client-server SNMP Web-based architecture and are based on multiple operating systems (Windows, Linux, Unix). Designed to be highly scaleable, a single EVR Management System server can simultaneously manage multiple CMTSs, thousands of cable modems, and an unlimited number of subscriber records stored in the database. This design leads to a highly adaptable, cost-effective solution that can accommodate operator needs now and in the future.

      CallUpNet

     In cooperation with Consortium of Integrated Technologies, EVR is currently developing the CallUpNet Technology (Celltec) which will enable the use of a single phone number to receive calls from throughout the world by an IP box connected to broadband internet.

Watchow

     Watchow Portals, www.watchow.com, is a concept developed by Unicorp Ltd. for internet protocol and TV portals that intends to offer a comprehensive branded network of properties and services to consumers and businesses worldwide. As the first online access to the cross-media, Watchow expects to be a leading desktop in terms of multi-devices access, personal video recording on line, household and business cross-media user access, reaching audience worldwide. Through this website, users will have access to the various means of rich media that will be distributed directly to their desktop.

     TechnoCross owns an exclusive, worldwide, perpetual license from Unicorp to use this portal as part of its application pursuant to an Exclusive License Agreement between the Company, Unicorp and Cat4view Ltd. As consideration for the license we were required to pay Unicorp and Cat4view 5% of the gross revenues generated from the use of the portal up to a maximum amount of royalties equal to $2,500,000. At any timer prior to August 18, 2004, Unicorp and Cat4view had the right to elect to exchange the rights to receive royalties for an aggregate of 20% of the shares of TCM. On July 25, 2004, Unicorp and Cat4view exercised their right under the license and as a result and subject to obtaining shareholder approval Unicorp and Cat4view will own 17% and 3% of the capital stock of TCM, respectively.

     We expect Watchow’s revenues to be derived principally from services, including marketing services, fees and listings. The expected costs of generating such revenues consist of expenses associated with the production and usage of the Watchow network, mainly fees paid to third parties for: content included on Watchow online media properties, Internet connection charges, satellite, CATV, Terrestrial and Wireless infrastructures, equipment depreciation, and technology license fees.

Acquisition of Coresma’s Debt

     On May 20, 2004 we entered into an agreement with Bank Hapoalim in Israel to acquire the debt owed to it by Coresma (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,900,000, payable as follows: (i) $1,300,000 payable in our ordinary shares no later than July 19, 2004, based on the price of our ordinary shares during the 30-day period immediately after May 20, 2004, (ii) a warrant to purchase our ordinary shares with an aggregate exercise price of $500,000 at an exercise price equal to the 30 day average trading price of our ordinary shares commencing on May 20, 2004, however no less than $0.10 and no more than $0.30 per share and (iii) $100,000 in cash, payable in four equal monthly installments commencing on November 20, 2004. In July, 2004 we issued to Bank Hapoalim 5,200,000 of our ordinary shares.

     We are under an obligation to register the shares issued to Bank Hapoalim no later than September 17, 2004.

     On May 25, 2004, we filed with the District Court in Tel-Aviv, Israel, an urgent request to enforce our rights under the bond we acquired from Bank Hapoalim and to appoint a receiver for Coresma.

Competition

     Competition in our industry is intense, and we expect competition to increase. Most of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do.

     The markets for EVR’s products are very competitive and EVR expects that competition will increase in the future. EVR’s current and potential competitors include providers of asymmetric cable modems, other types of cable modems and other broadband CMTS access products. The principal competitors in the data-over-cable market include, Motorola, Inc., Cisco Systems, Inc., Scientific Atlanta Inc., Com21, Inc., Terayon Communication Systems, Inc., Arris and ADC, as well as a number of smaller, more specialized companies. Competitors that compete with EVR in the hotel in-room access market include CAIS Internet, Inc., and Wayport, Inc.

     TVGate also operates in a very competitive market. Direct competitors include companies such as Integra 5, Connect TV and TMT. In addition, several large companies in the communications industry are also considering competing solutions.

Capital Expenditures

     To date we have received net proceeds from private placements in an aggregate amount of $2,650,000. We anticipate that our capital expenditures during the next two years will amount to $50,000 with respect to fixed assets.

Industry Standards and Government Regulations

     To the knowledge of the Company, it is currently not subject to any industry standards or government regulations. The Company is currently working with several companies in the communications market to develop its products and will assure that such products comply with any applicable industry standards. Further, since the Company’s products will be used by the operators of broadband communication networks, it is probable that such operators will be subject to government regulation and not the company that will provide the technological solutions to such operators.

Intellectual Property and Proprietary Rights

     We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. In addition, the Company, through its subsidiaries, has one patent and six patent applications pending in the U.S.

     Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances.

Property, Plants and Equipment

     We do not own any real property. We lease office space of approximately 732 square meters located at 12 Raoul Wallenberg, Tel-Aviv, Israel, pursuant to a Sublease Agreement dated March 9, 2004. Our sublease expires on March 31, 2005. Pursuant to the lease we pay monthly rent payments of approximately NIS 26,658 (approximately $5,950) and maintenance payments of approximately NIS 11,200 (approximately $2,500).

     On June 14, 2004 we entered into a lease agreement pursuant to which we lease an additional office space of 276 square meters in the same building. Under such agreement, the lease of the additional space will expire on July 31, 2007. Pursuant to such agreement we pay monthly rent payments for the additional space (and 6 parking places) of approximately NIS 14,269 (approximately $3,170) and maintenance payments of approximately NIS 4,126 (approximately $917). Under such agreement we further agreed with the landlord to extend the term of the lease for the original space until July 31, 2007, under terms similar to those of the additional space lease.

     We believe that our current facilities are adequate for our operations as currently conducted. If additional facilities are required, we believe that we could obtain additional facilities at commercially reasonable prices.

Seasonality

     Our business is not subject to seasonality.

Conditions in Israel

     We are incorporated under Israeli law and our principal offices are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations.

Political Conditions

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace agreement with Egypt in 1979 and a peace agreement with Jordan in 1994. Since 1993, several agreements have been signed between Israel and Palestinian representatives about conditions in the West Bank and Gaza.

     Since September 2000, relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in the areas administrated by the Palestinian Authority, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas administrated by the Palestinian Authority. A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was prepared by the U.S., the European Union, United Nations and Russia and was released on April 30, 2003.

     Despite the progress towards peace between Israel and its Arab neighbors, there are countries, companies and organizations that continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to these countries, we believe that in the past the boycott has not had a material adverse effect on our business. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could possibly have an adverse impact on the expansion of our business.

     Unless exempt, all male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform military reserve duty annually. In addition, all these individuals are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change. In addition, we cannot predict the effect on our business of a state of emergency in which large numbers of individuals are called up for active duty.

     Economic Conditions

     Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government has periodically changed its policies in all these areas.

     The domestic security situation in Israel and the global slowdown in demand for high-tech imports continue to be the main factors affecting economic activity in Israel in 2002 and 2003.

     The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on our business.

     The following shows, for the periods indicated, the rate of inflation in Israel, the rate of devaluation of the NIS in Israel and the rate of inflation adjusted for devaluation.

			Inflation
Year ended	Israeli Inflation	Devaluation	Adjusted For
December 31,	Rate %	Rate %	Devaluation %

1999	1.3	(0.2)	1.5
2000	0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(0.8)	(1.1)

     Trade Relations

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a member of the World Trade Organization and is a signatory of the global agreement on trade in services and to the agreement on basic telecommunications services. In addition, Israel has been granted preferences under the generalized system of preferences from the U.S., Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

     Israel and the European Economic Community, now known as the European Union, concluded a free trade agreement in 1975. This agreement confers advantages to Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In November 1995, Israel entered into a new agreement with the European Union, which redefines rules of origin and other improvements, such as providing for Israel to become a member of the research and technology programs of the European Union. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

     Assistance from the U.S.

     Israel receives significant amounts of economic assistance from the U.S., averaging approximately $3 billion annually over the last several years. We cannot assure you that U.S. economic assistance will continue at or near amounts received in the past. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences and this could adversely impact us.

Item 5. Operating Financial Review and Prospects – Management’s Discussion and Analysis

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes which appear elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

       On December 22, 2003, we purchased all of the issued and outstanding capital of Technocross . In consideration we issued to the shareholders of Technocross and to other people 90% of our issued and outstanding capital stock. The transaction was accounted for as a reverse acquisition.

     Our mission is to enhance the experience of business, leisure and entertainment content by leveraging and commercializing leading-edge technologies that enable the capture of content from any source, enrich it by matching it with complementary content from other sources, and package and deliver it in a personalized manner to any digital device. Technoprises is currently comprised of the following units and assets:

  100% of the issued and outstanding equity (subject to a certain option granted to Unicorp) of TelemAtik Cross-Media Ltd. (“TCM”).
  TVGate, an interactive TV (“iTV”) messaging technology previously owned by Comverse Technologies, Inc. and which is currently owned by TCM.

  100% of the issued and outstanding equity of E.V.R. Entertainment Applications of Virtual Reality (“EVR”) that designs and markets broadband access systems.
  100% of the issued and outstanding share capital of TechnoCross.
  A license from Unicorp Ltd. to TechnoCross to develop and operate businesses under the Watchow concept.
  100% of the issued and outstanding share capital of Technoprises U.S.A. Inc.

     On April 22, 2004, we entered into a term sheet with the shareholders of Araneo Ltd. pursuant to which we agreed, subject to the satisfactory completion of due diligence and entering into a definitive agreement, to acquire Araneo, a manufacturer of IP-based television and Video On Demand (VOD) and set-top boxes, using the Linux operating system.

     We are an early-stage company and we currently have no revenues.

Critical Accounting Policies and Estimates

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

     Technoprises Ltd. (Formerly BVR Technologies Ltd.)

     Management believes that the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the Technoprises consolidated financial statements for the three years ended December 31, 2003 which have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 12 to the consolidated financial statements.

Investment in affiliates

     Investment in affiliates, with respect to which we can exercise significant influence over operating and financial policies (generally, entities in which we hold 20% to 50% of ownership or voting rights) are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.

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

Deferred Taxes

     We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

     Technoprises Ltd.

     Management believes the following critical accounting policies, among others, will affect the more significant judgments and estimates used in the preparation of the Technoprises consolidated financial statements for the years commencing January 1, 2004, which will be prepared in conformity with generally accepted accounting principles in the United States.

      Revenue Recognition

     Primarily, our revenue will be generated from the sale of software and software related products. We will recognize revenue pursuant to Statement of Position No. 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect of Certain Transactions,” Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” and SAB 104, “Revenue Recognition.” SAB 101 summarizes the staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 104 modifies certain guidance provided in SAB 101.

     Inherent in the revenue recognition process are significant management estimates and judgments, which influence the timing and amount of revenue recognition. In accordance with the governing revenue recognition guidelines, if the arrangement between vendor and purchaser does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met:

  persuasive evidence of an arrangement exist;
  delivery has occurred;

  the vendor’s fee is fixed or determinable; and
  collectibility is probable.

     Contract accounting is applied where services include significant software modification, development or customization. In such instances, the arrangement fee is accounted for in accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” whereby the revenue is recognized, generally using the percentage-of-completion method measured on labor input hours. The complexity of the estimation process and judgment related to the assumptions, risks and uncertainties inherent with the application of the percentage-of-completion method of accounting affects the amounts of revenue reported in its consolidated financial statements.

     Since we intend to sell products, which are currently in development, we cannot predict the nature of our contracts and identity of our customers. If those criteria mentioned are not met, revenue recognition could be deferred to a subsequent period and our financial statement could be materially effected.

      Software Development Costs

     Development costs related to software products are expensed as incurred until technological feasibility of the product has been established. Technological feasibility is established upon completion of a working model. Expenses incurred between the completion of the product design and the point at which the product is ready for general release are capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Capitalized software costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization begins when the product is available for general release to customers.

      Accounting for asset purchases and business combinations

     We are required to allocate the purchase price of acquired assets and business combinations to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

     Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

     Other estimates associated with the accounting for these acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed resulting in changes in the purchase price allocation.

Results of Operations

     Years Ended December 31, 2002 and 2003

     Revenues. In 2003, we had no revenues compared to $145,000 in 2002. The decrease in revenues was due to the complete cessation of management fees paid to us by our affiliates.

     Gross profit. In 2003, our gross profit decreased to $0 from $20,000 in 2002. The decrease in the gross profit was due to the complete cessation of management fees paid to us by our affiliates. Any expenses, previously associated with providing such services were not incurred during the year.

     General and administrative expenses .. General and administrative expenses consist primarily of compensation costs for administration and management personnel, rental and professional fees. General and administrative expenses decreased by 42% from $975,000 in 2002 to $562,000 in 2003. The decrease was primarily due to significant decreases in salaries and related expenses. The operating expenses were reduced in 2003 as a result of a decision to enhance shareholder value by reducing the number of employees we employed.

     Financial income, net. Net financial expenses in 2003 were $2,000 compared to income of $108,000 in 2002. The decrease was primarily due to the reduction in our income from interest on short-term deposits which was caused by the reduction of interest rates and the decrease of short term deposit amounts.

     Other income (loss) .. Other income, net, increased from a loss of $1,792,000 in 2002 to a net profit of $64,000 in 2003. This included a gain of $25,000 arising on the sale of our investment in one of our affiliates.

     Share in losses of affiliates .. In 2003, our share in the losses of our affiliates was $0, as compared to $2,407,000 in 2002. This was due to the fact that all investments in affiliates have been either disposed of or have been completely written off prior to 2003.

     Net Loss. As a result of the above, net loss for the year ended December 31, 2003 totaled $385,000 compared to a net loss of $5,083,000 in the 2002 fiscal year.

     Years Ended December 31, 2001 and 2002

     Revenues. In 2002, our revenues amounted to $145,000 compared to $267,000 in 2001. The decrease in revenues was due to the cessation of management fees paid to us by our affiliates starting from the third quarter of 2002.

     Gross profit. In 2002, our gross profit decreased to $20,000 from $61,000 in 2001. The decrease in the gross profit was mainly due to the cessation of management fees paid to us by our affiliates starting from the third quarter of 2002, while our expenses associated with providing such services did not decrease proportionately. As a result, the gross profit as a percentage of revenues decreased from 22.8 % in 2001 to 18.3% in 2002.

     General and administrative expenses .. General and administrative expenses consist primarily of compensation costs for administration and management personnel, rental and professional fees. General and administrative expenses decreased by 2% from $994,000 in 2001 to $975,000 in 2002. The decrease was primarily due to a significant decrease of $497,000 in salaries and related expenses. However, such decrease was for the most part offset against a $250,000 one-time payment for early termination of our lease agreement, as well as against $177,000 doubtful debts. Operating expenses were reduced in 2002 as a result of a decision to enhance shareholder value by reducing the number of employees we employed.

     Financial income, net. Net financial income was $476,000 in 2001 as compared to income of $108,000 in 2002. The decrease was primarily due to the reduction in our income from interest on short term deposits which was caused by the reduction of interest rates and the decrease of short term deposit amounts.

     Other income (loss). In 2002, other loss consisted primarily of losses derived from one-time deductions in the value of investments in our affiliates. Other income, net, decreased to a loss of $1,792,000 in 2002 from other loss, net, of $2,193,000 in 2001. These deductions in the value of our investments in affiliates erased completely the value of investments in our affiliates.

     Share in losses of affiliates .. In 2002, our share in the losses of its affiliates decreased to $2,407,000 from $2,576,000 in 2001. In 2002, our share in the losses of Coresma totaled $1,060,000, our share in the losses of BrightCom totaled $1,120,000 and our share of losses in Unisfair totaled $220,000.

     Net Loss. As a result of the above, net loss for the year ended December 31, 2002 totaled $5,083,000 compared to a net loss of $13,101,000 in the 2001 fiscal year.

Liquidity and Capital Resources

     Our principal sources of liquidity since BVR’s inception have been private and public sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options, grants from the OCS and, to a lesser extent, cash from operations. Since the transaction between BVR and TechnoCross, our principal source of liquidity has been sales of equity securities.

     On March 3, 2004 we raised $750,000 from third party investors in exchange for our ordinary shares and warrants to buy our ordinary shares. On April 21, 2004 we raised an additional $2,250,000 from other third-party investors in exchange for ordinary shares and warrants.

     On July 23, 2004 we raised $900,000 through the issuance of secured convertible notes to a group of investors led by Duncan Capital LLC. The notes bear interest of 5% and mature on June 30, 2005. The holders of the notes have the right to convert any amount outstanding under the notes into our ordinary shares at a price of $0.10 per share, subject to certain adjustments. We have an obligation to register the shares underlying the notes no later than September 7, 2004.

     We had cash and cash equivalents of $485,000 as of December 31, 2003 and $2,435,000 as of December 31, 2002. Since February 17, 2004, we incurred losses and had no revenues. We do not anticipate having a positive cash flow from operations in the near future. Our current cash and cash equivalents are not sufficient to fund our planned growth. We are planning to raise further amounts of up to $10,000,000 from the sale of equity securities. There are no assurances we will be successful in raising such funds. Our continuing operations depend on our ability to raise such funds.

     On May 11, 2004 we signed a term sheet with Econor for the purchase of up to $5,000,000 of our ordinary shares from time to time over the course of 24 months after an effective registration of the shares. We are entitled to request an equity investment by Econor during the 24 month period, pursuant to which we will issue our ordinary shares to Econor with an aggregate purchase price equal to the equity investment, subject to the market price and associated fees. Such put shall be subject to certain restrictions. The market price shall be the lowest daily volume weighted average price of the ordinary shares during the five consecutive trading days beginning on the first trading day after the put date. The purchase price shall be 98% of the market price. Upon the initial put and all subsequent puts, Econor or its assignees shall receive 5% of the gross proceeds of the put. Upon the closing of the transaction, we shall issue Econor $250,000 worth of our ordinary shares.

Tabular Disclosure of Contractual Obligations

     The following table summarizes our contractual obligations and commercial commitments as of March 31, 2004:

Contractual		Less than					After
Obligations (1)	Total	1 Year	2 Years	3 Years	4 Years	5 Years	5 Years

Short-term debt and other current liabilities (2)	650,000	440,000	210,000	—	—	—	—
Long-term debt	—	—	—	—	—	—	—
Operating leases	—	—	—	—	—	—	—
Other long term liabilities	—	—	—	—	—	—	—
Total contractual obligations	650,000	440,000	210,000	—	—	—	—

(1)	Does not include contractual obligations entered into after March 31, 2004, whether described in this Annual Report on Form 20-F or not.
(2)	Consists of payments to Comverse in connection with the acquisition of the TVGate technology.

Research and Development, Patents and Licenses, etc.

     Each of our subsidiaries and divisions has different research and development goals and has spent varying amounts on company sponsored research and development activities since the inception of TechnoCross. We have provided information on each of our subsidiaries and divisions research and development policies in the Section titled “Business”.

Trend Information

     We are an early stage company. In order to fund our research and development activities and the development of our products we will need to raise capital through debt and/or equity issuances. Since the beginning of the global economic downturn in 2000 the ability of early-stage companies to raise funds in the capital markets and from private investors has significantly decreased. This trend continues today and will most likely affect our ability to raise additional funds or the pricing of any future financings.

     Beginning in fiscal 2001, the global telecommunications market deteriorated, reflecting a significant reduction in capital spending by established service providers. This trend intensified during fiscal 2002 and continued into fiscal 2003. Reasons for the market deterioration included the general economic slowdown, network overcapacity and limited availability of capital. The significant slowdown in capital spending in our target markets creates uncertainty as to the level of demand for the products we are developing. As a result of this uncertainty, accurate forecasting of market penetration, near- and long-term results, earnings and cash flow remains difficult.

     For additional trends affecting the industry see “Business – Industry Background” below.

Impact of Inflation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

     Most of our revenues will be denominated in dollars. However, a large portion of our costs is incurred at our facilities in Israel, resulting in a substantial portion of our operating expenses being denominated in NIS. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. A devaluation of the NIS against the dollar would result in an increase in operating income, as expressed in dollars, while an increase in the value of NIS against the dollar would result in an increase in our operating expenses and adversely affect our operating income, as expressed in dollars.

     The annual rate of deflation in Israel was 1.9% in 2003 and the annual rate of inflation in Israel was 6.5% in 2002, 1.4% in 2001, 0% in 2000 and 1.3% in 1999. The NIS strengthened against the dollar by approximately 7.6% in 2003 and 2.7% in 2000 and weakened against the dollar by approximately 7.3% in 2002 and 9.3% in 2001.

Significant Subsidiaries

     TCM and EVR are our significant subsidiaries that are wholly-owned, both of which are organized under the laws of Israel.

Market Risks and Variable Interest Rates

     Market risks relating to our operations result mainly from changes in interest rates and exchange rates, and we use financial instruments to limit exposure.

     On December 31, 2003, our liquid assets were comprised of bank deposits, and we had no investments in liquid equity securities that were subject to market fluctuations. Our deposits and liabilities are based on variable interest rates, and their value as of December 31, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of our liabilities and the return on our assets that are based on variable rates.

Recent Private Issuances

       On March 3, 2004, we issued to (i) Platinum Partners Value Arbitrage Fund LP, (ii) Platinum Partners Global Macro Fund LP, (iii) Colbart Birnet LP and (iv) 196 Beach 113 Corp., an aggregate of 7,500,000 ordinary shares (for a price of $0.09 per share) and warrants to purchase up to 22,500,000 additional of our ordinary shares subject to certain restrictions (for an aggregate price of $75,000). As consideration for the ordinary shares and the warrants, the investors paid an aggregate amount of $750,000.

      Pursuant to the subscription agreement among the Company and the investors, the investors purchased 7,500,000 ordinary shares of the company and three warrants: (i) A Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.35 per ordinary share, exercisable at any time until March 3, 2007; (ii) B Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.15 per ordinary share, exercisable from the time of the effectiveness of this registration statement and until 60 days thereafter; and (iii) C Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.50 per ordinary share, exercisable from the time of the effectiveness of this registration statement and until three years thereafter. The C warrants may be exercised by a holder only up to an amount of ordinary shares issued to such holder as a result of its exercise of B warrants. We have agreed not to issue shares for a price per share below $0.10 until 180 days after the effective date of the registration statement covering such shares. Any breach of the foregoing provision will result in the reduction of the exercise price and in the issuance of additional shares and warrants to the investors.

      On April 21, 2004, we privately placed with third-party investors 22,500,000 newly issued ordinary shares and warrants to purchase up to 67,500,000 ordinary shares to a group of investors for an aggregate purchase price of $2,250,000. As a part of the private placement we issued Class A, B and C warrants, each of which is exercisable to purchase an equivalent number of shares of ordinary shares as were purchased by that investor in the private placement. The per share warrant exercise prices are: $0.20 per share for the A warrant; $0.35 per share for the B warrant and $0.50 per share for the C warrant. All warrants are first exercisable on the earlier of 65 days after the closing of the private placement transaction (June 20, 2004) or the actual date that a registration statement registering the investors' shares has been declared effective by the SEC. The A warrants will be exercisable until approximately eight (8) months after effectiveness of such registration statement. Each of the B warrants and C warrants are exercisable until April 30, 2007. All warrants are subject to certain limitations on their exercise. In addition, a C warrant may be exercised only to the same proportion as the holder has actually exercised an A warrant. We have agreed to file a registration statement to register the shares (including the shares underlying the warrants) for resale by the investors. We have agreed not to issue shares for a price per share below $0.10 until 180 days after the effective date of the registration statement covering such shares. Any breach of the foregoing provision will result in the reduction of the exercise price and in the issuance of additional shares and warrants to the investors.

      On April 22, 2004 we entered into a term sheet to acquire Araneo Ltd. in exchange for ordinary share with a market value of $2,000,000. The number of ordinary shares issued will be determined by the average trading price of the Company's ordinary shares within a 30-day period commencing on a date to be determined by the parties. The completion of the transaction is subject to the execution of a definitive acquisition agreement and to the satisfaction of customary closing conditions.

      On May 20, 2004 we entered into an agreement with Bank Hapoalim in Israel to acquire the debt owed by Coresma to Bank Hapoalim (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,900,000, payable as follows: (i) $1,300,000 payable in our ordinary shares no later than July 19, 2004, based on the price of our ordinary shares during the 30-day period immediately after May 20, 2004, (ii) warrants to purchase our ordinary shares with an aggregate exercise price of $500,000 at an exercise price equal to the 30 day average trading price of our ordinary shares commencing on May 20, 2004, but not less than $0.10 and not more than $0.30 per share and (iii) $100,000 in cash, payable in four equal monthly installments commencing on November 20, 2004. We are under an obligation to register the shares issued to Bank Hapoalim no later than September 17, 2004. In July, 2004 we issued 5,200,000 ordinary shares to Bank Hapoalim.

      On June 9, 2004 we signed a term sheet with a third party investor for the issuance of a one-year senior convertible note in the amount of $2,000,000. The note will bear interest of 5% per annum and will be convertible into ordinary shares at a price of $0.10 per share. The note will be secured by a first lien on substantially all our assets. The note will be redeemable at the option of the company in part or in whole at a redemption price equal to 120% of the face value of the note. In addition, we will issue to the investor a warrant to purchase a number of ordinary shares equal to 50% of the ordinary shares into which the note will be convertible. The warrant exercise price will be the market price at the date of closing but not less than $0.10. We will be required to register the shares underlying the note and the warrant within 45 days of the closing. In connection with the transaction we will pay the placement agent a commission of 10% of the aggregate cash proceeds in cash and a warrant to purchase 10% of the ordinary shares issued in the transaction (assuming conversion of the note and warrant). Additional fees might be payable if additional investors participate in the transaction.

      On July 27, 2004 we issued 7,000,000 of our ordinary shares to several consultants in exchange for their services.

Off-Balance Sheet Transactions

We have not engaged in nor been a party to off-balance sheet transactions.

Item 6. Directors, Senior Management and Employees.

Directors and Executive Officers

     The following table sets forth information for our current directors and executive officers. Unless otherwise stated, the address for our directors and executive officers is c/o Technoprises Ltd., 12 Raoul Wallenberg, Tel-Aviv, Israel.

Name	Age	Position

Prosper Abitbol	49	Chairman of the Board & Chief Executive Officer,
		Chairman of the boards of directors of TCM,
		TechnoCross & EVR
Adam T. Ofek	42	President, Chief Financial Officer and Director
Avigdor Olshansky	60	Chief Executive Officer of TCM
Pinchas Greenfield	57	President of TCM
Dr. Yoram Levanon	59	Technology Advisor
David Vita	46	Chief Operating Officer of EVR
Raymond Eskenazi	54	Chief Executive Officer of Araneo
Lior Ostashinsky	27	Vice President Finance and Investor Relations, Secretary
Sam Klepfish	29	Managing Director U.S. Operations
Michel Habib	38	Director
Stephen J. Kohn	65	Director
Jerry Cahn	54	Director
Yossy Zaykovsky	32	Director
Leah Siegel	41	Director

     Prosper Abitbol has served as our Chairman of the Board and Chief Executive Officer since February 2004. Mr. Abitbol is currently also serving as the Chairman of Radio Kol Hashalom, a private radio station and the Chairman of the International Association for the Social Exploitation of the Technological Breakthroughs – MediCall (AIEST). From mid 2001 to mid 2003, Mr. Abitbol studied Torah and Jewish sciences. From 1999 to 2003 Mr. Abitbol served as the CEO of Unicorp Ltd, a strategic marketing firm. Mr. Abitbol is Chairman of Apros & Chay MB, Ltd.

     Adam T. Ofek has served as our President, Chief Financial Officer and as a Director since February 2004. Mr. Ofek served as the Chief Executive Officer of MBI Partners from November 1999 to 2003 and served from September 1996 to July 1999 as the Chief Executive Officer of Solid ISG Capital Markets LLC, an Israeli investment house and a member of Nasd, FSA and Easdaq. Mr. Ofek is a senior managing partner at Apros & Chay MB, Ltd.

     Avigdor Olshansky has served as the Chief Executive Officer of TCM since January 2004. Mr. Olshansky is also the founder and Chief Executive of Screenpeaks Limited, Telem-Atik and Cat4View. He has served as chairman of Screenpeaks since 1999.

     Pinchas Greenfield has served as the President of TCM since March 2004. From April 2003 to February 2004 he served as an IT advisor to various entities. From 1977 to 2002 he was the head of the Information Technology department in a large agency associated with the Israeli government.

     Dr. Yoram Levanon has served as our Technology Advisor since March 2004. Since 1999 Dr. Levanon has served as Managing Director of M.S.R Ltd. and a Senior Professor at the Netanya Academic College, Israel and Bar Ilan University, Israel.

     David Vita has served as the Chief Operating Officer of EVR since February 2004. From May 2003 to May 2004 he was VP Marketing and Business Development of NiliMED Ltd. From June 2002 to April 2003 he was COO and director of REPtor Ltd. and from October 1999 to May 2002 he was employed as a Fund Manager by Invest IL, a private investment company. Mr. Vita also served as Middle East Representative for the State of Massachusetts Trade Office between 1992 and 2001.

     Raymond Eskenazi has served as Araneo's Chief Executive Officer since May 2004. In 2000 he founded Araneo Ltd. and served as its CTO and acting CEO until April 2004. From 1995 to 2000 he developed several embedded platforms in the digital video and communication fields for various clients.

     Lior Ostashinsky has served as our Vice President Finance and Investor Relations since May 2004 and as our Secretary since August 2004. From October 2003 to May 2004 Mr. Ostashinsky was an analyst at Migdal Capital Markets’ Economic Division. Prior to that Mr. Ostashinsky completed a BA degree in Business Management.

     Sam Klepfish has served as our Managing Director U.S. Operations  since May 2004. From January 2001 to May 2004 Mr. Klepfish was an investment banker and consultant at Phillips Nizer, a New York law firm. Since January 2001 Mr. Klepfish has been a member of the steering committee of Tri-State Ventures, a New York investment group. From 1998 to December 2000 Mr. Klepfish was an asset manager for several investors in small cap entities.

     Michel Habib has served as our director since May 2004. Since February 2003, Mr. Habib has been Director, Business Development at Elron Electronics Industries. Prior to that, from August 2001 to January 2003 Mr. Habib served as head of investment banking for the Israel branch of ING Bearings. Prior to that, from September 1999 to January 2001 he was Vice President Investment Banking for Cukierman & Co. Investment House Ltd. From January 1997 to August 1999 he was the Israeli counsel for economic affairs to New England.

     Stephen J. Kohn has served as our director since February 2004. He is the Managing Partner of Presidio Strategic Capital, a position he has held since November 2002. From 1995 until present time he has been working as an independent consultant in the financial business.

     Jerry Cahn has served as our director since April 2004. He is the Executive Director of Presentation Excellence, a resource center for executives he formed in 1999. In addition, he is a principal for PortfolioIR, an investor and public relations firm he co-founded in July 2001.

     Yossy Zaykovsky was elected as our external director on May 31, 2004. Since April 2004, Mr. Zaykovsky has served as Chief Financial Officer of Brother-Reshef (Israel) Ltd. and Reshef, Computers & Peripheral Equipment (1982) Ltd. From January 2002 to March 2003, Mr. Zaykovsky was employed by Vega Consultants Ltd., an Israeli financial consulting firm. From October 1999 through December 2001 Mr. Zaykovsky worked as an accountant with Kesselman & Kesselman, the Israeli affiliate of PriceWaterhouseCoopers. From May 1998 through September 1999 Mr. Zaykovsky worked as an accountant with Raba Kapiloto & Co., an Israeli accounting firm. Prior to that, from 1994 to April 1998, Mr. Zaykovsky served as Marketing Manager for Exclusive Optical Eyewear Ltd. in Israel.

     Leah Siegel was elected as our external director on May 31, 2004. Since 1997 Ms. Siegel has been working as an independent consultant in the marketing sales and communications areas to various Israeli companies. From November 2000 to December 2001 she worked as an operations manager at Credit Suisse First Boston.

Board Practices

     We are incorporated in Israel and therefore we are subject to various corporate governance matters under Israeli law relating to independent directors, the audit committee and the internal auditor under applicable Israeli law.

     Each of our directors is elected for a one-year term. However, Adam Ofek and Prosper Abitbol have been elected for a three-year term. Their three-year terms expire at the general meeting of shareholders to be held in 2007, and their directorship periods were ratified in the annual generals meeting of our shareholders on May 31, 2004. We elected Yossy Zaykovsky and Leah Siegel, as our new external directors, as required by Israeli law. In accordance therewith, the appointment of the external directors is for a three-year term which will expire at the annual general meeting of the shareholders to be held in 2007. Their terms may be extended by one additional three year-term to through 2010.

     External Directors

     Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to independent directors:

  companies must appoint two external directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;
  external directors must be elected by a majority vote at a shareholders’ meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied:
  at least one-third of the shares held by shareholders other than controlling shareholders must be voted in favor of the election of the external director; or
  the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;
  the term of an external director is three years and may be extended by vote of the shareholders for one additional term of three years, and an external director can be removed from office only under limited circumstances;
  if all directors are of the same gender, the next new external director must be of the other gender;
  each committee of the board of directors is required to include at least one external director; and
  independent directors may only be compensated in amounts as specified in the Companies Regulations Rules for the Remuneration and Expense for external directors, as approved from time to time by the Minister of Justice.

     Israeli law provides that a person may not be appointed as an external director if the person, a relative, partner or employer of the person or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

  the company;
  any entity controlling the company; or
  any entity controlled by the company or by any entity controlling the company.

     No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an independent director or may otherwise interfere with the person’s ability to serve as an independent director.

     Our existing articles of association and Israeli law provide for a board of directors of not less than four directors and not more than ten directors,, as may be fixed from time to time by vote of the board of directors. Under our existing articles of association, all directors generally serve until the next annual meeting. Our articles of association allow the appointment of directors (even if they are not external directors) for periods of up to three years (up to the third annual meeting following their appointment). Pursuant to Israeli law, external directors serve a three year term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person a director, whether to fill a vacancy or to add a director to serve until the first general meting of shareholders after such appointment, subject to the maximum number of directors permitted under our articles of association. A majority of all holders of ordinary shares may also appoint and dismiss directors.

     Audit Committee and Internal Auditor

     Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the independent directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service, a controlling shareholder or their relatives.

     Also, under Israeli law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company’s acts comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm.

     The Sarbanes-Oxley Act of 2002

     The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. We intend to take all actions necessary for us to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act and rules adopted by the Securities and Exchange Commission.

Committees

     Our board of directors has formed an audit committee. The audit committee, which currently consists of Stephen J. Kohn, Yossy Zaykovsky and Leah Siegel exercises the powers of the board of directors for our accounting, reporting and financial control practices and the powers and duties imposed on the audit committee under the Companies Law. Once appointed by the annual shareholders meeting, the external directors will also be members of our audit committee, as required under the Companies Law. Yossy Zaykovsky, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board.

Compensation of Directors and Executive Officers

     The aggregate direct labor costs associated with all of our directors and officers as a group for the year ended December 31, 2003 (including persons who served as directors or officers for only a portion of 2002) was approximately $139,303.

     Under Israeli law, any agreement with officers and directors of the company regarding compensation needs the approval of the audit committee, our board of directors and shareholders. On June 20, 2004, our Audit Committee approved certain agreements with members of our management team which are subject to further approval of our board and shareholders. See “Transactions with Related Parties” below.

     On June 20, 2004 our Audit Committee resolved that our external directors will be compensated as set forth in the Israeli Companies Regulations. Other members of our board (excluding Prosper Abitbol, Adam Ofek and our external directors) shall receive monthly fees of $750 and $300 for every board or committee meeting they attend. In addition, each of them will receive options to purchase 520,000 of our ordinary shares, vesting over a three-year period.

Employee and Director Share Options

     From time to time we grant stock options to officers, directors and employees at an exercise price equal to the fair market value of our ordinary shares on the date of grant. All the options vest over periods ranging from two to five years commencing on the date of grant and have expiration dates up to seven years from the date of grant.

     The Company does not have any option plans in place.

     As of March 30, 2004, options to purchase 70,000 ordinary shares were outstanding all of which were fully vested and exercisable. As of March 31, 2004, the weighted average exercise price of all outstanding options was $4.27 per share.

     The board of directors and our shareholders have adopted resolutions to reserve an option pool of 24,000,000 ordinary shares for future option grants for employees, consultants, directors and officers of the company and our subsidiaries under a new option plan which will be approved by the board.

Employees

     As of May 31, 2004, we had 22 employees, 19 of which were located in Israel and 3 located in the United States. In addition we have 13 consultants advising us on a regular basis.

     Competition in Israel for technical personnel is intense. We believe we can attract talented engineering and other technical personnel. None of our employees are represented by a labor union, and we have not experienced any work stoppage. We believe our relations with our employees to be good and that our future success will depend on our continuing ability to hire, integrate and retain qualified personnel.

     Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute by us amount to approximately 15% of wages, up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

     In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of a collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Industrialists Association in Israel may be applicable to a segment of our employees other than managerial, finance and administrative, and marketing and sales personnel. This collective bargaining agreement principally concerns cost of living increases, vacation and holiday pay, length of the workday, wage tariffs, termination and severance payments. We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreement.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     Percentages

     The following table shows information about the beneficial ownership of our ordinary shares as of August 10, 2004, including shares that may be acquired pursuant to options that are exercisable within 60 days of the date of August 10, 2004, by:

  each person or entity known to own beneficially more than 5% of our outstanding ordinary shares;
  each director or officer who beneficially holds more than 1% of our outstanding ordinary shares; and
  all other directors and executive officers of the company as a group.

     Percentage ownership is based on 133,077,010 ordinary shares issued and outstanding as of May 31, 2004. The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Name of Beneficial Owner	Number of Share Beneficially Owned	Percentage of Class
Apros & Chay MB, Ltd.	48,500,000	36.45%
Prosper Abitbol (1)	48,500,000	36.45%
Adam Ofek (2)	12,125,000	9.11%
Avigdor Olshansky	8,780,264	6.60%
Platinum Partners Global Macro Fund, LP (3)	8,000,000	5.75%
Platinum Partners Value Arbitrage Fund, LP (4)	12,000,000	8.45%
Alpha Capital AG (5)	12,000,000	8.45%
Bristol Investment Fund Ltd. (6)	14,000,000	9.75%
Stonestreet LP (7)	16,000,000	11.03%
Platinum Long Term Growth (8)	8,000,000	5.75%
Rami Joulus(9)	10,592,141	7.96%
Informa Capital (1993) Ltd. (10)	7,956,904	5.98%
All Directors and Executive Officers of the Company as a Group (11)	59,630,837	44.81%

     (1) Prosper Abitbol is an officer and director of Apros & Chay MB, Ltd. He beneficially owns 75% of the share capital of Apros & Chay MB, Ltd. and has voting and dispositive control over the shares beneficially owned by Apros & Chay MB, Ltd.

     (2) Adam Ofek is an officer and director of Apros & Chay MB, Ltd. and owns together with members of his family 25% of the share capital of Apros & Chay MB, Ltd.

     (3) Comprised of (i) 2,000,000 ordinary shares and (ii) 6,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (4) Comprised of (i) 3,000,000 ordinary shares and (ii) 9,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (5) Comprised of (i) 3,000,000 ordinary share and (ii) 9,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (6) Comprised of (i) 10,500,000 ordinary shares and (ii) 10,500,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (7) Comprised of (i) 4,000,000 ordinary shares an (ii) 12,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (8) Comprised of (i) 2,000,000 ordinary shares and (ii) 6,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (9) These shares are held in trust for various employees and consultants pending obtaining a certain tax ruling that would allow the distribution of the shares. Mr. Joulus has voting control over such shares.

     (10) Based on a Form 13G, dated February 18, 2004, filed by Informa Capital (1993) Ltd., Mr. Haim Geyer and Pernod Investments Ltd., each of Haim Geyer, as Director of Informa Capital (1993) Ltd. and Pernod Investments Ltd., as controlling stockholder of Informa Capital (1993) Ltd., may be deemed to share voting and dispositive power with respect to these shares.

     (11) Other than Prosper Abitbol, Adam Ofek and Avigdor Olshansky, none of the officers and directors of the company individually beneficially own more than 1% of the issued and outstanding shares of the company.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

     In connection with the transaction between BVR and TechnoCross, on February 18, 2004 the Company affected a 1:50 stock split of the Company’s issued and un-issued ordinary shares and subsequently cancelled 49 of each 50 ordinary shares. Subsequent to these changes, the authorized share capital of the Company consists of NIS 300,000 divided into 30,000,000 ordinary shares, nominal value NIS 0.01 each and the issued share capital of the Company is 9,837,701 ordinary shares, nominal value NIS 0.01 each. The purpose of the changes in the capital stock was to reduce stamp taxes in Israel which is derived from the par value and number of outstanding shares. Immediately thereafter, the company authorized additional share capital of NIS 1,700,000, divided into 170,000,000 Ordinary Shares, nominal value NIS 0.01 each, such that the our authorized share capital would be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, nominal value NIS 0.01 each.

     At a shareholders meeting held on May 31, 2004, our shareholders approved the following changes in our share capital: (i) the conversion of our ordinary shares from shares of NIS 0.01 par value each into shares of non par value each; and (ii) the increase of our authorized share capital by additional 300,000,000 ordinary shares. Consequently, as of May 31, 2004, our authorized share capital was comprised of 500,000,000 ordinary shares non par value each, of which 120,877,010 were issued and outstanding.

     Our shareholders further authorized our board of directors to affect a reverse stock split at a range of 4-8:1 within a period of six months (as shall be resolved by the Board), in the event that the market condition will indicate that a decrease in the number of our ordinary shares outstanding would encourage interest in, and promote liquidity of, our ordinary shares. As of June 30, 2004, such reverse split was not affected.

Related Party Transactions

Special Payment to BVR’s Chief Executive Officer

     In connection with the transaction between BVR and Technoprises, BVR made a one-time payment in the amount of $50,000 plus VAT to its then existing Chief Executive Officer, Yaron Sheinman, for his services to BVR between May 1, 2003 and the time of the transaction.

     In connection with the transaction between BVR and Technoprises, certain directors, executive officers, employees and service providers to Technoprises and its subsidiaries received 10,592,141 ordinary shares of the Company that otherwise would have been issued to the shareholders of Technoprises. Such shares are currently held in trust, for tax ruling purposes.

Apros & Chay and Avigdor Olshansky Participation Right

     On April 1, 2004 our board of directors resolved to grant Apros & Chay and Avigdor Olshansky a right to participate in the investment round of the Subscription Agreement, dated April 21, 2004 and to purchase, at a price of $0.10 per share, up to such number of shares which will enable them to maintain their respective shareholdings in the Company, as of prior to the closing of such investment round on terms similar to such agreement. This participation right is subject to the approval of the audit committee, a further approval of the board of directors and the approval of our shareholders. The audit committee approved such participation right on June 20, 2004. The approval of the board and the shareholders is yet to be obtained.

     On June 20, 2004 our Audit Committee resolved to grant Apros & Chay and Avigdor Olshansky a right to participate in the investment round of the Term Sheet, dated June 9, 2004 and to purchase, at a price of $0.10 per share, up to such number of shares and warrants which will enable them to maintain their respective shareholdings in the Company, as of prior to the closing of such investment round on terms similar to such agreement. This participation right is subject to the approval of the board and our shareholders, which is yet to be obtained.

Watchow License

     We license the rights to the Watchow portal from Unicorp Ltd. Prosper Abitbol, our Chairman and Chief Executive Officer controls Unicorp Ltd.

Sale of Unisfair and BrightCom to Yaron Sheinman and Others

     During 2003, BVR divested itself of its investments in Unisfair and BrightCom. In January 2003, BVR sold its Unisfair shares to BCS Growth Fund (Israel) L.P., an affiliate of Clal Industries & Investments Ltd., and to an entity controlled by Yaron Sheinman, BVR’s CEO, for a total consideration of $25,000.

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

     See Consolidated Financial Statements attached to this Form 20-F.

Legal Proceedings

      On March 21, 2004 a financial claim for an amount of $291,260 was filed by Castlenet Technology Inc. in the Magistrate’s Court of Tel-Aviv, against Coresma, the Company, Yaron Sheinman and Aviv Tzidon (previous officers and directors of the Company) and previous officers of Coresma. Castlenet claims that Coresma owes Castlenet $291,260 for products supplied to Coresma and for which Castlenet claims that Coresma has not paid. Castlenet claims that the court should “pierce the corporate veil” of Coresma and thus hold us responsible for the claimed amount, as the Company is a major shareholder of Coresma, and knew or should have known of Coresma’s inability to pay the claimed amount prior to the time Coresma ordered such products from Castlenet. We have been advised by our legal counsel that the risk associated with such claim is minimal.

     On May 27, 2004, a former employee of Coresma filed a claim against Coresma, EVR and us in the District Labor Court of Tel-Aviv for an aggregate amount of NIS 80,420.74 (approximately $17,870) claimed to be due for completion of severance payments and executive insurance deposits which were not paid by Coresma. We have been advised by our legal counsel that the risk associated with such claim is minimal.

     On June 9, 2004 we received a letter from counsel to certain directors of BVR prior to the transaction between BVR and TechnoCross claiming breach of the Company’s obligation to provide D&O insurance to such directors as set forth in Section 8.4 of the Stock Purchase Agreement between BVR and TechnoCross. We have contacted several insurance brokers in an attempt to purchase such coverage but have been advised that such insurance is not available. We are currently seeking a resolution to the issue.

     We are not aware of any other material legal proceedings to which the Company is party.

Dividend Distributions

     Our articles of association do not require shareholder approval for the declaration of dividends. Any future determination to pay cash or other dividends will be at the discretion of our board of directors and will be subject to our articles of association and Israeli law. We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Item 9. Offer and Listing.

Share Listings and Trading Prices

     The primary trading market for our ordinary shares is the Over the Counter Bulletin Board Market, under the symbol “TNOLF.OB.” Prior to April 26, 2004 our shares traded under the symbol “BVRT.OB” and prior to August 4, 2003 our shares traded on the Small Cap Market, under the symbol “BVRT.” On July 19, 2004 our symbol was changed to “TNOLE.OB” as a result of our failure to timely file our annual report on Form 20-F. The table below sets forth the high and low reported sales prices of our ordinary shares, as reported by the Nasdaq Small Cap Market and the Over the Counter Bulletin Board Market during the specified financial periods. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Period	High ($)	Low ($)
Year

1999	9.72	2.00
2000	20.00	2.00
2001	4.25	0.18
2002	0.66	0.08
2003	0.37	0.06

Quarter

First quarter 2002	0.65	0.37
Second quarter 2002	0.61	0.20
Third quarter 2002	0.28	0.08
Fourth quarter 2002	0.29	0.12
First quarter 2003	0.37	0.10
Second quarter 2003	0.32	0.12
Third quarter 2003	0.15	0.06
Fourth quarter 2003	0.28	0.08
First quarter 2004	0.41	0.22
Second quarter 2004 (through June 23, 2004)	0.30	0.19

Month

January 2004	0.41	0.25
February 2004	0.37	0.25
March 2004	0.34	0.26
April 2004	0.30	0.25
May 2004	0.28	0.19
June 2004	0.29	0.24

     On August 10, 2004, the last reported sale price of our ordinary shares on the Over the Counter Bulletin Board was $0.17 per share. As of June 10, 2004 we had 41 shareholders of record.

Item 10. Additional Information.

Our Memorandum and Articles of Association

     In February 2000, the Companies Ordinance (New Version)-1983 was replaced by the Companies Law-1999 (the “Companies Law”). Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, thereby making our Articles inconsistent with the Companies Law, the provisions of the Companies Law apply (unless specifically stated otherwise in the Companies Law). Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

     Our objective, as stated in our Articles and in our Memorandum of Association, is to engage in any lawful activity. We have currently outstanding only one class of securities, our Ordinary Shares, having no nominal value . Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. Our Articles may be amended by a resolution carried at a General Meeting by an ordinary majority (over 50%) of those who voted is required . Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. No business may be commenced until a quorum of two or more shareholders unless such meeting is an extraordinary meeting then no business may be commenced until a quorum of two or more shareholders holding at least 25% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

  amendments to our Articles;
  appointment or termination of our auditors;
  appointment and dismissal of directors;
  approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
  increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders by a Special Majority, as provided in Sections 286 and 287 of the Israeli Companies Law;
  any merger as provided in section 320 of the Israeli Companies Law; and
  the exercise of the board of directors’ powers by the general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our effective management, as provided in section 52(a) of the Israeli Companies Law.

     A special meeting of our shareholders may be convened by the board, or by request of one or more shareholders holding at least 5% of paid up share capital or by request of at least two directors or directors which are 25% of the than acting directors. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting or the requesting shareholders may convene a meeting by themselves upon seven days’ notice to all shareholders.

     Our existing Articles adopted on May 31, 2004, provide that although directors are to be elected at an annual general meeting, between annual meetings, the board shall be empowered to appoint or dismiss directors by a majority vote of the directors in the event the board of directors is comprised of less than ten directors. Notwithstanding the foregoing, however, holders of the majority of the Company’s shares may appoint or remove directors by the delivery of a written notice of appointment or dismissal to the Company by such shareholders.

     Our existing Articles, allow the board of directors to declare a dividend to be paid to the shareholders according to their rights and benefits in the profits, and to further allow the board to decide the time of payment.

Insurance and Indemnification of Directors and Officers

     Section 258 of the Companies Law, 1999 (the “Israeli Companies Law”) prohibits a company from exculpating an officer or director from liability for the breach of his/her duty of loyalty. The company may exculpate an officer or director from liability for the breach of his/her duty of care, may insure his liability for a breach of these duties, or indemnify him/her for a breach, but only according to the provisions of the following sections:

     Section 259 of the Israeli Companies Law permits a company to provide in its Articles of Association that an officer or a director of the company may be exculpated, to the extent provided in the Articles, from liability for the breach of his/her duty of care.

     Section 260A of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may indemnify an officer or a director in such capacity, for:

  monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;
  reasonable legal expenses incurred in an action brought against the director or officer by or on behalf of the company or others; and
  reasonable legal expenses incurred in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proving criminal intent of which the director or officer was convicted.

     Section 260B of the Israeli Companies Law specifies that the indemnification provision in a company’s Articles of Association may be a general obligation to indemnify in advance, provided it is limited to events the board of directors can foresee when providing the obligation and that it is limited to a sum the board of directors determines is reasonable in the circumstances, or a provision permitting the company to indemnify an officer or a director on an ad hoc basis after the fact.

     Section 261 of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may insure an officer or a director. This insurance may cover liability for breach of the duty of care or, to the extent the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company, for the breach of the duty of loyalty. A company’s Articles of Association may also allow it to insure officers and directors for monetary liabilities incurred as a result of an act or an omission committed in connection with his serving as an officer or director of the company.

     All of these provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

  a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company;
  an intentional or reckless breach by the officer or director of the duty of care;
  any act of omission done with the intent to derive an illegal personal benefit; or
  any fine levied against the director or officer.

Sections 142-148 of the Registrant’s Articles of Association, as amended, provide as follows:

     The Company may exempt any Director, General Manager, President, CEO, Deputy General Manager, assistant General Manager and any person holding such office in the Company, even if bearing a different title, and any other manager being directly subordinated to the General Manager (each, an “Officer”) from his/her liability to the Company for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

     Subject to the provisions of the Israeli Companies Law, the Company may exempt and release, in advance or retroactively, any Officer from liability resulting from his/her breach of his/her duty of care to the Company.

     Subject to the provisions of the Israeli Companies Law, the Company may procure, as the board may from time to time determine, Directors’ and Officers’ liability insurance covering the liabilities of an Officer for any act committed by her/him in her/his capacity as an Officer, in respect of any of the following:

  breach of duty of care towards the Company or towards any other person;
  breach of fiduciary duty towards the Company; provided, that such Officer acted in good faith and had a reasonable basis to assume that his/her action would not harm the interests of the Company;
  financial liabilities imposed on him/her in favor of a third party; or
  any other event for which insurance of an Officer is or may be permitted.

     Subject to the provisions of the Israeli Companies Law, the Company may undertake in advance or retroactively indemnify any past or present Officer in respect of a liability or expense as detailed below, imposed on him/her as a result of an act carried out in his/her capacity as an Officer. However, if made in advance, such undertaking will be limited to circumstances that, in the Board’s opinion, are foreseeable at the time of the approval of the indemnification undertaking and will be limited to the amount fixed by the board as reasonable under the circumstances which shall not exceed 25% of the Company’s shareholders equity at such time.

An indemnity, as provided above, may be issued in respect of a liability or expense as follows:

  a monetary liability imposed on an Officer in favor of a third party under a judgment, including a judgment by way of compromise or judgment of an arbitrator approved by a court;
  reasonable expenses of the proceedings, including legal fees, expended by the Officer or imposed on him by the court for proceedings initiated against him by or on behalf of the Company or by a third party; criminal proceedings in which the Officer was acquitted; or criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or
  any other liability or expense for which the indemnification of an Officer is not precluded by Law.

     Subject to the provisions of the Israeli Companies Law, the Company may issue an undertaking in advance or retroactively to indemnify any person, including an Officer, who acts or acted on behalf or at the request of the Company as a director or officer of another company in which the Company, directly or indirectly, is a shareholder, or in which the Company has any other interest. Such indemnity will be in respect of a liability or expense referred to above, imposed on him as a result of an act carried out by him in his capacity as a director or officer of the other company. However, such undertaking, if made in advance, will be limited circumstances that, in the board’s opinion, are foreseeable at the time of the approval of the indemnification undertaking and will be limited to the amount set by the board as reasonable under the circumstances which shall not exceed 25% of the Company’s shareholders equity at such time.

     Subject to the provisions of the Israeli Companies Law, nothing in the Articles will limit the Company, in any manner, from entering into an agreement of liability insurance, or in granting an exemption or indemnification in respect of:

  an Officer, or a director or officer of another company as provided in Article 147 above, to the extent that the insurance, exemption or indemnity is not prohibited by law; or
  any person who is not an officer, or a director of another company as provided in Article 147 above, including but not limited to employees and representatives of the Company.

     The Company may adopt in the near future such corporate resolutions which will allow the Company to identify and/or insure its directors and Officers to the maximum extent permitted under the Israeli Companies Law and the Company’s Articles.

Material Contracts

     On December 17, 2003, Technoprises acquired certain intellectual property, technologies and assets of TVGate. See "Item 4. Information on the Company - TVGate."

     On May 20, 2004 we entered into an agreement with Bank Haupoulon to acquire debt owned by Coresma. See "Item 4. Information on the Company - Acquisition of Coresma Debt."

     On May 28, 2004 we entered into an agreement with Lucent Technologies. See “Item 4. Information on the Company - EVR - Lucent Agreement.” Except as otherwise disclosed in this annual report we have no other material contracts.

Exchange Controls and Other Limitations Affecting Security Holders

     Non-residents of Israel may freely hold and trade our ordinary shares under general and specific permits issued under the Israeli Currency Control Law, 1978. Our Memorandum of Association and Articles of Association do not restrict the ownership of ordinary shares by non-residents of Israel. Neither the Memorandum of Association and Articles of Association nor Israeli law restrict the voting rights of non-residents.

     Under the general permit given through the Israeli Currency Control Law, 1978, non-residents of Israel who buy our ordinary shares inside or outside of Israel with any foreign currency are able to receive a number of types of distributions in freely repatriable U.S. dollars or specified other currencies. These distributions include dividends, proceeds from the sale of shares and any amounts payable on the dissolution, liquidation or winding-up of Technoprises.

     In the last several years, the Government of Israel liberalized its policies regarding exchange controls and investments in Israel and abroad.

Taxation

Certain U.S. Tax Considerations

     The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, the term “U.S. Holder” refers only to any of the following beneficial owners of our ordinary shares:

  an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes and who is not an Israeli resident for Israeli tax purposes;
  a corporation (or an entity taxable as a corporation) created or organized under the laws of the U.S. or any political subdivision thereof;
  an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income;
  a trust (including certain trusts that are deemed to have met the following requirements), if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all the substantial decisions of the trust; or
  a flow-through entity (such as a partnership or a limited liability company that is not treated as a corporation for U.S. federal tax purposes), to the extent the partnership or membership interests therein are beneficially owned by U.S. Holders.

     This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their specific circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons holding our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” or holders, directly, indirectly or through attribution, of 10% or more of the aggregate value or voting power of our outstanding ordinary shares. It is assumed for purposes of this discussion that no U.S. Holder is engaged in a trade or business in Israel or has a fixed base (such as a business office) or a permanent establishment therein.

     Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to such holder of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

U.S. Trade or Business

     A non-U.S. corporation that is engaged in a trade or business in the United States is subject to U.S. corporate income tax with respect to its net income effectively connected to such trade or business. Such corporation is required to file U.S. federal corporate income tax returns annually. If the corporation fails to file such returns, any deductions attributable to any such U.S. trade or business that ordinarily would reduce the corporation’s U.S. federal taxable income may be disallowed. In such an event, the corporation would be subject to U.S. federal income tax on its gross (rather than net) income, if any, that is effectively connected to such U.S. trade or business of the corporation.

     Our management believes that we are not (and never have been) engaged in a trade or business in the United States. Accordingly, we should not be subject to any U.S. federal corporate income tax on any portion of our income. However, because the determination as to whether a non-U.S. corporation (such as ours) is engaged in a U.S. trade or business is fact-specific, the Internal Revenue Service (the “IRS”) may disagree with our conclusion and treat all or a portion of our income as taxable in the United States. Any such determination may adversely affect our cash flow from operations and may reduce our net income.

Distributions With Respect to Our Ordinary Shares

     For U.S. federal income tax purposes, each U.S. Holder will include in its gross income upon a distribution with respect to our ordinary shares the amount of cash and the fair market value of any property distributed to such holder and will also include in such gross income the amount of any Israeli income tax withheld by us as described below under “Israeli Taxation — Taxation of Non-Resident Shareholders.” In general, a distribution paid by us to a U.S. Holder with respect to our ordinary shares will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares, and then as capital gain. An individual U.S. Holder’s “qualified dividend income” currently is subject to federal income tax at a reduced rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (including the Nasdaq National Market), or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty between the jurisdiction of its formation and the U.S., which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has determined the current Income Tax Convention between the U.S. and Israel, as amended (the “United States-Israel Tax Treaty”) to be satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our operations, we do not believe (as more fully explained below) that we will be treated as a PFIC for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” and, subject to the satisfaction by U.S. Holders of certain holding period requirements with respect to such shares, should be eligible for the reduced 15% U.S. federal income tax rate. U.S. Holders that are corporations will not be eligible for the 15% tax rate and generally will not be allowed a dividends received deduction for dividend distributions received on our ordinary shares.

     A cash dividend paid by the Company in NIS will be included in the income of U.S. Holders at the dollar amount of the dividend, based on the spot rate of exchange in effect on the date of the distribution. U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss on the disposition of the NIS by the U.S. Holders arising from the exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S.-source income or loss (rather than non-U.S.-source income or loss).

     Dividends paid by us generally will be foreign source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from dividends received on our ordinary shares (as described below under “Israeli Taxation — Taxation of Non-Resident Shareholders”). U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any such Israeli income tax withheld. In addition, special rules apply to the computation of a foreign tax credit relating to “qualified dividend income.” The rules relating to the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale or Exchange of Ordinary Shares

     Subject to the discussion under the heading “Passive Foreign Investment Company Status” below, a U.S. Holder’s sale or exchange of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. Under current law, any long-term capital gains realized by an individual U.S. Holder are subject to U.S. federal income tax generally at a 15% tax rate. Any short-term capital gains are taxed at the ordinary income tax rates. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. See also “Israeli Taxation — Capital Gains Tax Applicable to Resident and Non-Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of capital assets.

     Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. Holders, a capital loss is deductible in a given tax year to the extent of capital gains plus ordinary income up to $3,000.

     A U.S. Holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid therefor by such holder. The holding period of each ordinary share owned by a U.S. Holder will begin on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such holder.

Passive Foreign Investment Company Status

     Generally, a foreign corporation is treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of the corporation’s gross income is passive (the “Income Test”), or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value (or adjusted tax basis in certain circumstances) of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). If a non-U.S. corporation is a PFIC, a U.S. shareholder thereof will be required to report any gain on the sale of the shares in such corporation as ordinary income rather than capital gain and to compute the tax liability on such gain, as well as on certain dividends and other distributions, as if the income has been earned ratably over each day in the U.S. shareholder’s holding period for such stock. The U.S. shareholder will be subject to the highest ordinary income tax rate for each taxable year in which the corporation was a PFIC in which the income was treated as having been earned, regardless of the tax rate otherwise applicable to such shareholder’s income during such taxable years. In addition, the federal income tax attributable to such prior years will be increased by an interest factor. Furthermore, if a corporation is a PFIC, a U.S. shareholder who inherits shares in such corporation from a decedent generally is denied the normally available step-up in the tax basis in such shares to their fair market value on the date of death and instead will hold such shares with a tax basis equal to the decedent’s tax basis.

     Certain non-U.S. corporations that otherwise would fall within the Income and/or Asset Test are not treated as PFICs during the start-up year of such corporations or for the year in which any such corporation disposes of its active trade or business.

     A U.S. shareholder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS for each tax year it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

     For any tax year in which a non-U.S. corporation is a PFIC, a U.S. shareholder may make an election (a “QEF Election”) to treat such shareholder’s shares as an interest in a qualified electing fund. Upon such election the U.S. shareholder would be required to include in income currently its proportionate share of the corporation’s earnings and profits for all tax years in which the corporation was a PFIC, regardless of whether the corporation made any distributions of earnings and profits to the U.S. shareholder. Any gain subsequently recognized upon the sale by the electing U.S. shareholder of its shares in the corporation generally would be taxed as capital gain and any purchaser of the QEF shares from a decedent would obtain basis step-up in such shares to their fair market value on the date of death (or an alternate valuation date, if applicable). A QEF Election, once made, cannot be revoked without the permission of the IRS.

     As an alternative to a QEF Election, a U.S. shareholder in a PFIC generally may elect to mark its PFIC shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of any net mark-to-market gain accrued under the election. If a mark-to-market election with respect to PFIC shares is in effect on the date of a U.S. shareholder’s death, the normally available step-up in tax basis of the shares to their fair market value will not be available. Rather, the tax basis of the shares in the hands of a U.S. shareholder who acquired the shares from a decedent will be equal to the decedent’s tax basis in such shares.

     We believe that we were not a PFIC in 2003 or any prior year because we met neither the Income nor the Asset Test for each such year. In addition, we believe that in connection with the disposition of substantially all of our business assets in 2002 and 2003 for cash we met the exception from the PFIC rules for corporations disposing of one or more active businesses (described above). Our management does not expect us to become a PFIC in the future. However, the factual determination of our PFIC status is made annually and thus may be subject to change, and the IRS may disagree with our determinations regarding our PFIC status. Therefore, there can be no assurance that we will not become a PFIC in 2004 or in a future year (or that we were not a PFIC in a prior year).

     If we were treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder did not make a QEF Election or a “mark-to-market” election as described above, any gain recognized by the U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Holder’s holding period with respect to its ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior tax years. Such treatment could significantly reduce any return for a U.S. Holder with respect to its investment in the Company.

     Many aspects of the PFIC rules are complex and their application to the Company is not completely clear. Furthermore, future administrative guidance, possibly with retroactive effect, may affect our status under the PFIC rules. WE URGE ANY PROSPECTIVE PURCHASER OF OUR ORDINARY SHARES TO CONSULT ITS OWN COUNSEL REGARDING THE POSSIBLE EFFECT, IF ANY, OF THE PFIC RULES UPON SUCH PURCHASER.

Information Reporting and Backup Withholding

     Any dividends paid on our ordinary shares to U.S. Holders through a U.S. financial institution may be subject to U.S. federal tax information reporting requirements. In addition, if a U.S. Holder fails to certify on Form W-9 such holder’s social security number (or the federal employer identification number, if applicable), or upon notification by the IRS in certain circumstances, the financial institution paying the dividends on our behalf will be required to withhold U.S. backup withholding tax (currently at the tax rate of 28%). Furthermore, the proceeds of a U.S. Holder’s sale of our ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding generally will not apply if the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) provides on Form W-9 such holder’s U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s regular U.S. federal income tax liability, provided the required information is furnished to the IRS.

Certain Israeli Tax Considerations

     The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli income tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will be consistent with any future interpretation. The summary is not intended, and should not be considered, to be legal or professional tax advice and does not exhaust all possible tax considerations. Therefore, you should consult your own tax advisor about the particular tax consequences of an investment in our ordinary shares.

Tax Reform in Israel

     On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

     Israeli companies are subject to tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below. Currently we do not have an approved enterprise status.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

     Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

     The Investment Center bases its decision of whether to approve or reject a company’s application for designation as an Approved Enterprise on criteria described in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received plus an amount linked to the Israeli consumer price index and interest.

     Certain of BVR’s affiliates enjoyed Approved Enterprise benefits. Currently, neither the Company nor any of its affiliates enjoys Approved Enterprise benefits.

Tax Benefits for Research and Development

     Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

     According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

  deduction of purchases of know-how and patents over an eight-year period for tax purposes;
  the option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and
  accelerated depreciation rates on equipment and buildings.

     Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for Industrial Company status in the future, in which case the benefits described above might not be available to us in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

     The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

  Under a special tax adjustment for the preservation of equity, corporate assets are classified broadly as either (a) fixed or inflation immune assets or (b) non-fixed or soft assets. If the corporation’s equity exceeds the depreciated cost of a company’s fixed assets, the company may take a deduction which takes into account the effect of the annual inflationary change on such excess in any tax year of up to 70% of income with the excess being carried forward on a linked basis. The amount of the deduction is determined by multiplying this excess by the annual rate of inflation. If the depreciated cost of fixed assets exceeds a company’s equity, then this excess is multiplied by the annual rate of inflation. The resulting amount is added to taxable income.
  Subject to limitations described in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.
  Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to rules that were modified as of January 1, 1999.
  In 2001, new regulations were enacted regarding inflationary adjustments. Pursuant to these regulations, the minister of finance is entitled to suspend the application of the law of inflationary adjustment with respect to a tax year, if the inflation rate for that tax year was less than 3 percent in the previous year.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of “industrial companies” that are traded on specified non-Israeli markets, including The Nasdaq Stock Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law — 1985. We believe that we are currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law — 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, including with retroactive effect.

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on gains derived from the sale of shares publicly traded on the Nasdaq. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

Taxation of Non-Resident Shareholders

     Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. Under the United States-Israel Tax Treaty, on distributions of cash dividends to a U.S. Resident, Israeli income tax at the rate of 25% will be withheld at the source. The rate of such withholding tax will be reduced to 12.5% for dividends not generated by an Approved Enterprise (within the meaning of Israel’s Encouragement of Capital Investments Law (1959)) if the payee of the dividend is a U.S. Resident that is a U.S. corporation which beneficially owns 10% or more of our voting power throughout a certain period, and 15% for dividends paid by an Approved Enterprise that meets these conditions. To be eligible for these reduced withholding tax rates, the gross income of the payor corporation must meet certain requirements.

Foreign Exchange Regulations

     Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

Tax Ruling

     In July 2001 we began a process of distributing certain of our assets to our shareholders. Since this distribution was done both by (i) in-kind transfer of securities of publicly-traded companies pro rata among our shareholders and (ii) the sale of securities or assets of privately-held companies and the resulting distribution of cash to our shareholders, we requested a tax ruling from the Israeli Income Tax Authority which would permit us to make such distributions under a special arrangement for us and for our shareholders. We reached an arrangement with the Israeli Income Tax Authority, which was approved by our shareholders on April 2, 2002.

     The Tax Ruling grants a special concession to us, allowing us to set off losses from the distribution of securities of publicly-traded companies against capital gains from the sale of securities in privately-held companies. We are liable for Israeli corporate taxes at the regular rate of 36% on our net income. The provisions of this special concession were contingent on three conditions: (a) our completion of the liquidation of our assets within two years of the date of the distribution of our shares in Nexus, which occurred in July, 2001, or a later date, pursuant to the approval of the Israel Tax Authority, (b) our receipt of net income of at least $5,500,000 from the distribution of our assets, and (c) our payment of a minimum of $2,000,000 in Israeli taxes regarding the distribution of our assets. The Company fully complied with all these conditions.

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

     Shareholders will be liable for capital gains tax on the deemed disposition of our shares depending on the personal facts and circumstances of each. Tax liability is calculated based on the deemed consideration received from us, minus the total amount that the shareholder paid for his shares. As noted above, each shareholder receives a tax credit for its pro rata share of the tax we paid at the corporate level. The Tax Ruling provides that we will withhold taxes at a rate of 5% of each distribution for the public shareholders. At the time of our distribution of the ordinary shares of Nexus Telocation Systems Ltd. pro-rata among the shareholders in July 2001, we treated the distribution as a dividend-in-kind, and withheld 25% of the Nexus distribution in anticipation of a withholding tax obligation at that rate. Pursuant to the approval and finalization of the Tax Ruling, we have paid as of September 2002 5% of the amount we distributed in satisfaction of our withholding tax obligations and transferred the remainder to persons from whom we deducted the 25% at the time of the Nexus distribution. According to the Nexus tax ruling, we were required to pay the Israeli Income Tax Authority $192,000 in February 2004. According to a tax ruling in January 2004, we are no longer entitled to utilize tax loss carry forwards for years ending on or before December 31, 2003.

     A shareholder who asserts that all or a portion of the taxes withheld by us should be refunded, can approach the tax authority for a refund on an individual basis.

     Under the Tax Ruling, interested party shareholders will not be exempt from Israeli tax on any gains received from the eventual sale of the securities such shareholders receive as a distribution from us. Yaron Sheinman and Aviv Tzidon, who are the founders and former directors of B.V.R., will calculate their taxes differently, as there is a component based on the share price of shares they owned prior to the spin-off of B.V.R. Systems (1998) Ltd. in 1998. Under certain circumstances, they may not be liable for any Israeli capital gains tax.

Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents are also available at the SEC’s website, http://www.sec.gov. Copies of the material may be obtained by mail from the public reference branch of the Securities and Exchange Commission at this address at rates specified by the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

Item 11. Quantitative and Qualitative Disclosure of Market Risk.

     Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

     We develop and manufacture products in Israel and intend to sell them in the U.S., Israel and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the U.S. and Israel since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

     We believe that the rate of inflation in Israel will have a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures

     As required by rule 13a-15(b), the Company, including the Chief Executive Officer and Chief Financial Officer (CFO), conducted an evaluation as of the end of the period covered by this report, of the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. As required by Rule 13a-15(d), the Company’s management, including the Chief Executive Officer also conducted an evaluation of the Company’s internal control over financial reporting to determine whether changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

     It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

     However, due to the limited size of the Company’s staff, there is inherently a lack of segregation of duties related to the authorization, recording, processing and reporting of transactions. We periodically assess the cost versus benefit of adding the resources that would remedy this situation and currently, with the concurrence of the board of directors, do not consider the benefits to outweigh the costs of adding additional staff in light of the limited number of transactions related to the company’s operations.

     There were no significant changes in the Company’s internal controls that occurred after the date we completed the evaluation that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16.A - Audit Committee Financial Expert

     Yossy Zaykovsky, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board.

Item 16.B - Code of Ethics

     We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest.

     The Company will provide a copy of the Code of Ethics to any person, without charge, addressed to the corporate secretary of the Company at our corporate headquarters in Tel Aviv, Israel.

Item 16.C – Principal Accountant Fees and Services

      Our 2001 and 2002 financial statements have been audited by Kost Forer & Gabbay and re-audited by Ziv Haft, Certified Public Accountants (Isr.), BDO Member Firm. Our 2003 financial statements have been audited by Ziv Haft. We paid our auditors the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31

	2003	2002

	(U.S. dollars in thousands)
Audit Fees	35,000	15,180
Audit-Related Fees		—
Tax Fees	19,953	—
All Other Fees	12,183	—
Total	37,136	15,180

     “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services generally provided by the independent auditor, such as statutory audits required by the Office of the Chief Scientist and other Israeli government entities, consents and assistance with and review of documents filed with the SEC. “Audit Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice. “Other Fees” relate to permissible services provided by the independent auditors that do not fall into the three above-mentioned categories.

     Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

Item 16.D – Exemptions from the Listing Standards for Audit Committees

     Not applicable to Registrant.

Item 16.E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Neither Technoprises nor any affiliated purchaser purchased any equity securities of Technoprises during 2003.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements attached.

     Brightcom Technologies Ltd. was a significant equity investment of BVR for the years ended December 31, 2002 and 2001. As such, under Rule 3-09 of Regulation S-X, we are required to provide separate audited financial statements of Brightcom Technologies Ltd. as of and for the years ended December 31, 2002 and 2001. The financial statements of Brightcom Technologies Ltd. included in this annual report on Form 20-F and in our annual report on Form 20-F for the year ended December 31, 2002 are unaudited. In 2003, Brightcom ceased its operations, it does not have active management in place and we could not get access to relevant materials, facts and details or get required explanations regarding certain issues that were unclear in order to complete an audit. Therefore, we could not obtain an audit of Brightcom's financial statements for the years ended December 31, 2002 and 2001. As a result, our annual reports on Form 20-F for the years ended December 31, 2003 and 2002 are considered deficient.

Item 19. Exhibits.

     (a)     Index to Financial Statements

  (b)     Exhibits

Exhibit
Number	Description

1.1	Articles of Association of the Company
4.1	Letter Agreement Re: TV Gate Business, dated December 17, 2003, between
Comverse Ltd. and Prosper Abitbol on behalf of Apros & Chay Technoprises Ltd.
4.2	Share Purchase Agreement, dated December 22, 2003, among BVR Technologies
Ltd., Technoprises Apros & Chay Ltd., Apros & Chay MB Ltd., Prosper Abitbol
and Avigdor Olshansky
4.3	Subscription Agreement, dated February 18, 2004, among the Company and the subscribers listed therein
4.4	Form of C-2004-FEB A Warrant, dated February 18, 2004, issued by the Company
4.5	Form of C-2004-FEB B Warrant, dated February 18, 2004, issued by the Company
4.6	Form of C-2004-FEB C Warrant, dated February 18, 2004, issued by the Company
4.7	Exclusive License Agreement, dated February 18, 2004, among Unicorp Ltd.,
Cat4view and Technoprises Apros & Chay Ltd.
4.8	Letter Agreement, dated March 1, 2004, between Comverse Ltd. and Prosper
Abitbol
4.9	Securities Purchase Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.10	Registration Rights Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.11	Letter Agreement, dated March 25, 2004, between the Company and Econor
Investments Corporation
4.12	Form of Class 2004-A Warrant, dated April 21, 2004, issued by the Company
4.13	Term Sheet, dated April 22, 2004, among the Company, EVR and Araneo Ltd.
4.14	Translation of Agreement dated May 20, 2004 between the Company and Bank Hapoalim
4.15	Warrant to Purchase Ordinary Shares, dated May 20, 2004 issued to Bank
Hapoalim
4.16	Joint Development and Technology Agreement, dated May 28, 2004, between
Lucent Technologies and the Company
4.17	Term Sheet, dated June 9, 2004, between the Company and Duncan Capital LLC
4.18	Agreement dated February 17, 2004, among TCM, Dr. Levanon and Dr. Lossos
4.19	Form of Convertible Note, dated July 23, 2004
8.1	List of material subsidiaries and jurisdictions of incorporation
10.1	Consent of Zir Haft, Certified Public Accountants (Isr.), BDO Member Firm
10.2	Consent of Barzily & Co.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2004

TECHNOPRISES LTD.

	By:	/s/ Adam Ofek

Name: Adam Ofek
Title: President and Chief Financial Officer

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)

2003 Annual Report

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)

2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)

We have audited the accompanying consolidated balance sheets of Technoprises Ltd. (formerly: “B.V.R. Technologies Ltd.”) (“the Company”) and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of affiliate, the investment in which on the equity basis of accounting totaled $0 as of December 31, 2003, and 2002, and the Company’s share in the net loss of which totaled $1,060 thousand and $1,579 thousand for the years ended 2002 and 2001, respectively. These financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this certain affiliate, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002 and the related consolidated results of operations, changes in shareholders' equity and cash flows each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 12 to the consolidated financial statements.

As discussed in Note 1A1, the Company’s ability to continue it’s operations are dependent on the success of the company’s efforts to raise sufficient capital to finance its research and development activities, the success of its research and commercialization efforts and ultimately, the market acceptance of the Company’s products.

Tel-Aviv, Israel	/s/ Ziv Haft

August 12, 2004	Ziv Haft, Certified Public Accountants (Isr.)
BDO Member Firm

F-1

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002

ASSETS	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$485	$2,435

Accounts receivable and prepaid expenses (Note 3)	37	113

Total current assets	522	2,548

PROPERTY AND EQUIPMENT, NET (Note 5)	-	5

Total assets	$522	$2,553

The accompanying notes are an integral part of the consolidated financial statements.

	December 31,

	2003	2002

	(in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$136	$10
Other accounts payable and accrued expenses (Note 6)	374	659

Total current liabilities	510	669

ACCRUED SEVERANCE PAY, NET	-	4

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 7):
Share capital:
Ordinary shares of NIS 0.5 par value: Authorized: 30,000,000 shares at December 31, 2003 and 2002; Issued: 9,837,701 at December 31, 2003 and 2002; Outstanding: 9,718,451 at December 31, 2003 and 2002	1,838	1,838
Additional paid-in capital	27,669	27,652
Accumulated deficit	(29,193)	(28,808)
Dividend declared	-	1,500
Treasury stock (119,250 ordinary shares at December 31, 2003 and 2002)	(302)	(302)

Total shareholders’ equity	12	1,880

Total liabilities and shareholders’ equity	$522	$2,553

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002		2001

	(in thousands, except per share amounts)

Services to related parties	$-		$145	$267
Cost of services to related parties	-		125	206

Gross profit	-		20	61
General and administrative expenses	562		975	994

Operating loss	(562)		(955)	(933)
Financial income (expenses), net (Note 10A)	(2)		108	476
Other income (expenses), net (Note 10B)	64		(1,792)	(2,193)

Loss before taxes on income	(500)		(2,639)	(2,650)
Income tax benefits (expenses) (Note 9)	115		(11)	(203)

Loss from continuing operations before equity in losses of affiliates	(385)		(2,650)	(2,853)
Equity in losses of affiliates	-		2,407	2,576

Loss from continuing operations	(385)		(5,057)	(5,429)
Loss from discontinued operations (Note 10C)	-		26	7,672

Net loss	$(385)		$(5,083)	$(13,101)

Basic and diluted net loss per share from:
Continuing operations *	$(0.04)		$(0.52)	$(0.56)
Discontinued operations	$-	$	** -	$(0.78)

Net loss	$(0.04)		$(0.52)	$(1.34)

Weighted average number of shares outstanding (in thousands)	9,718		9,718	9,717

*	The loss per share is computed at NIS 0.5 par value of ordinary shares.
**	Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Treasury stock	Dividend declared	Total shareholders' equity

	(in thousands, except shares)

Balance at January 1, 2001	9,692,528	$1,822	$31,279	$(149)	$(5,696)	$(302)	$-	$26,954
Spin-off of Nexus Telocation Systems Ltd.	-	-	-	-	(4,928)	-	-	(4,928)
Exercise of options	144,000	16	-	-	-	-	-	16
Deferred stock compensation on repriced options	-	-	103	(103)	-	-	-	-
Amortization of deferred stock compensation on repriced options	-	-	-	252	-	-	-	252
Net loss	-	-	-	-	(13,101)	-	-	(13,101)

Balance at December 31, 2001	9,836,528	1,838	31,382	-	(23,725)	(302)	-	9,193
Dividend declared	-	-	(1,500)	-	-	-	1,500	-
Spin-off of Vi[z]Rt Ltd.	-	-	(2,230)	-	-	-	-	(2,230)
Exercise of options	1,173	*-	-	-	-	-	-	-
Net loss	-	-	-	-	(5,083)	-	-	(5,083)

Balance at December 31, 2002	9,837,701	1,838	27,652	-	(28,808)	(302)	1,500	1,880
Dividend paid	-	-	17	-	-	-	(1,500)	(1,483)
Net loss	-	-	-	-	(385)	-	-	(385)

Balance at December 31, 2003	9,837,701	$1,838	$27,669	$-	$(29,193)	$(302)	$-	$12

*   Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Cash flows from operating activities:
Net loss	$(385)	$(5,083)	$(13,101)
Adjustments required to reconcile net loss to net cash used in operating activities (A)	(132)	4,289	12,978

Net cash used in operating activities	(517)	(794)	(123)

Cash flows from investing activities:
Purchase of property and equipment	-	(1)	(5)
Proceeds from sale of affiliates	20	-	-
Proceeds from sale of property and equipment	1	15	4
Proceeds from sale of trade investments	29	-	-
Investment in affiliates	-	(548)	(2,000)
Investment in long term loans, convertible loans and convertible debentures granted to affiliates	-	(15)	(3,450)
Proceeds from short-term loan to BVR-S, net	-	-	634

Net cash provided by (used in) investing activities	50	(549)	(4,817)

Cash flows from financing activities:
Proceeds from exercise of options	-	*-	16
Decrease in receivable related to sale of building	-	-	950
Short-term bank loans, net	-	-	(1)
Dividend paid	(1,483)	-	-

Net cash provided by (used in) financing activities	(1,483)	-	965

Decrease in cash and cash equivalents	(1,950)	(1,343)	(3,975)
Cash and cash equivalents at the beginning of the year	2,435	3,778	7,753

Cash and cash equivalents at the end of the year	$485	$2,435	$3,778

* Represents an amount lower than $ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

A.   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Equity in losses of affiliates	$-	$2,433	$11,400
Gain from sale of trade investments	(29)	-	-
Loss on sale of property and equipment	2	6	7
Gain from sale of affiliates	(25)	-	-
Gain on issuance of shares to a third party by affiliates	-	-	(1,068)
Depreciation and impairment of property and equipment	2	-	64
Interest on long-term loans and convertible loans to affiliates	-	(59)	(118)
Accrued severance pay, net	(4)	-	(1)
Amortization of deferred stock compensation on repriced options	-	-	252
Impairment of investment in affiliates	-	1,701	2,153
Decrease in accounts receivable and prepaid expenses	81	42	26
Increase in trade payables	126	1	2
Increase (decrease) in other accounts payable and accrued expenses	(285)	165	261

	$(132)	$4,289	$12,978

B.   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Net cash paid during the year for:
Interest	$5	$1	$2

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

C.   NON-CASH ACTIVITIES:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

1. Investments in an affiliate	$-	$-	$(4,824)
Spin-off of Nexus Telocation Systems Ltd.	-	-	4,824

	$-	$-	$-

2. Other accounts payable and accrued expenses	$-	$-	$(104)
Spin-off of Nexus Telocation Systems Ltd.	-	-	104

	$-	$-	$-

3. Investment in an affiliate	$-	$(2,230)	$-
Spin-off of Vi[z]Rt Ltd.	-	2,230	-

	$-	$-	$-

4. Investments in affiliates	$-	$-	$439
Other accounts payable and accrued expenses	-	-	(439)

	$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

A.	1)	Technoprises Ltd. (formerly: “B.V.R. Technologies Ltd.”) is a hi-tech management company. Together with its subsidiary and affiliates (collectively “the Company”), it was engaged in the fields of wireless communication, fully-integrated broadcast and web-cast graphics solution, broadband access technology, integrated silicon and software solution for smart networking appliances and on-line fair and exhibition solutions.
		As of December 31, 2003 the Company distributed most of its assets, and dismissed all of its employees, and subsequently entered into an agreement with Technocross Ltd. (see Note 1A3).
		As of 2004, the Company is engaged in the development of cross media technologies. The Company develops a unique set of products that will allow matching specific content to an end user and distribute it via broadband networks.
		As of July 2004, there is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. Further, the Company's ability to continue its operations are dependent on the success of the Company's effort to raise additional capital, the success of its research and commercialization efforts and ultimately, the market acceptance of the Company's products. See Note 1A3 for information about the Company's transactions with Technocross.

	2)	Through its wholly-owned subsidiary, E.V.R. Entertainment Application of Virtual Reality (1994) Ltd. (“EVR”), the Company holds 37.27% of Coresma Ltd. (“Coresma”) as of December 31, 2003.
		As of March 1, 2004, Coresma ceased its operation and dismissed its employees

	3)	On February 18, 2004, the Company shareholders approved issuance of 88,539,309 ordinary shares of the Company, par value NIS 0.01 each, to the shareholders of “Technocross Ltd.” (formerly: “Technoprises Apros & Chay Ltd.”), a development stage company, and other parties, which following their issuance will equal to 90% of the issued share capital of the Company. In accordance with the issuance of the shares, the Company will purchase all of the issued and outstanding share capital of “Technocross Ltd.”, which holds 100% of the issued and outstanding share capital of “TelemAtic-Cross Media Ltd.” (“TCM”), a private Israeli company incorporated in July 2003, engaged in cross multi-media content management and delivery. 21,509,045 shares (a part of the 88,539,309 abovementioned shares) were issued to certain people and entities who have contributed technology to Technocross or have a significant role in bringing the agreement to actualization. The issue of such shares will be charged to the other expenses account in the amount of $1,935 thousand.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):
A.	(cont.):

	3)	(cont.):
According to the agreement, at the closing date, the Company will have no debts or liabilities of any kind, including but not limited to any liabilities to the tax authorities, employees, former employees or any other third party, nor any cash, cash equivalents or losses for tax purposes. The acquisition has been accounted for as a “reverse acquisition”.

	4)	On December 17, 2003, TelemAtic-Cross Media Ltd. (“TCM”) purchased from Comverse Technology Inc. Ltd. (“Comverse”) the “TVGate” Technology for $1,200 thousand in a transaction valued, for financial accounting purposes at $1,050 thousand.
In exchange for the TVGate Technology, TCM agreed to pay Comverse $750 thousand in cash as follows: $100 thousand on January 1, 2004 and the remaining $650 thousand in six installments through June 30, 2005 and to deliver 2,250,000 ordinary shares of the Company registered and listed for trading on the NASDAQ System. These shares had a market value of $450 thousand at the time of the agreement. Concurrently with the delivery of the stock certificates, TCM granted to Comverse a put option requiring TCM to purchase the Company's shares for an aggregate amount of $300 thousand. The put option is valid for a period of one year from the date it was actually delivered to Comverse.
Because the shares of the Company are thinly traded and the Company recently sold shares in a private offering to outside investors at $0.09 per share, TCM recorded its obligation to deliver shares to Comverse at $300 thousand taking into consideration the recent private placement and the fair value of the put option rather than the agreed value of $450 thousand.
Since the TVGate technology has not reached technological feasibility, and has no alternative future uses, the full amount of the acquisition was charged to purchased in-process research and development at the time of the acquisition.
The “TVGate” Technology, when fully developed, will offer Cable TV and Direct Broadcasting Satellite operators an opportunity to expand the horizons of the television with a broad array of interactive enhanced services built around a concept whereby the TV is transformed into the TV Home Communication Center.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

A.	(cont.):

	4)	(cont.):

The TVGate platform is based on the concept of "one management, one provisioning, one user profile database", while complying with all "Telco grade" requirements. TVGate offers a selection of modular interactive messaging services, including: TV E-mail (T-mail), TV Fax (T-Fax), TV-SMS, TV-Chat, TV-Instant Messaging, TV-Telephony, TV-Voicemail and TV Picture/Video mail.

	5)	On March 3, 2004, the Company completed the private placement of an aggregate of $750 thousand of shares and warrants (as part of the 88,539,309 shares that were issued on February 18, 2004) (see also Note 7G and 7M1).

	6)	On April 21, 2004, the Company completed the private placement of an aggregate of $2,250 thousand of shares and warrants (see also Note 7H and 7M2).

	7)	On April 26, 2004, the Company changed its name from “B.V.R Technologies Ltd.” to “Technoprises Ltd”.

	8)	On April 22, 2004, the Company entered into a term sheet with Araneo Ltd. (“Araneo”), pursuant to which the Company agreed to acquire 100% of the issued and outstanding share capital of Araneo, a manufacturer of IP-based television and Video On Demand (VOD) set-top boxes, using the Linux operating system. Araneo provides a high-performance user-friendly consumer IP TV box that maintains the television experience by transparently connecting TV to the Internet.
In consideration for all the outstanding shares of Areneo, the Company will issue to the current Araneo's shareholders ordinary shares of the Company with a market value of $2,000 thousand.
The number of ordinary shares issued will be determined by the average trading price of the Company’s stock within the 30 days following the closing.
Since the shares of Technoprises are thinly traded Technoprises expects to value the transaction based on the price of shares recently sold in a private offering to outside investors at $0.09 per share. The Company expects the investment in Araneo will be recorded for accounting purposes at approximately $750 thousand. Although the final purchase price as not yet been determined, the Company expects to charge approximately $727 thousand to the purchased in-process research and development since Araneo’s technology did not reach technological feasibility and has no alternative future uses.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

A.	(cont.):

9)
On May 28, 2004 the Company entered in to an agreement to purchase a license from Lucent Technologies Inc. (“Lucent”) for developing the DOCSIS 1.0 & DOCSIS 1.1, CMTS, HMG and CMR technologies. The Company is obliged to pay Lucent an aggregate amount equal to $1,890 thousand. As of July 2004, $500 thousand was already paid, and the remaining $1,390 thousand will be paid in several installments until December 31, 2004. In addition, the Company will pay royalties to Lucent, based on each licensed product which is sold, leased or put into use by the Company or any of its subsidiaries.

Since the purchased technology did not reach technological feasibility, as of July 2004, an amount of $765 thousand was recorded as an acquiry of purchased in-process research and development.
The remaining amount will be charged in accordance with the completion of certain “milestones” explicit in the agreement.

In consideration for the licenses to the patents set forth in the agreement granted from Lucent, the Company will pay Lucent royalties as follows:
		-	2% of the fair market value of each product based on such patents which are sold, leased or put into use by use or any of the affiliates.
		-	20% of the fair market value of products sold that are based on DOCSIS 1.0 technology, up to a total amount of royalties of $920 thousand and thereafter 5% of the fair market value of such products.
		-	For products based on DOCSIS 1.1 technology, a royalty based on fair market value of units shipped as follows: 3% for the first 1,000 units, 2% for the next 1,000 units and 1% for any additional unit.
		-	The Company agreed to pay Lucent minimum royalties in connection with the DOCSIS licenses of $5 thousand on October 1, 2005 and $5 thousand on October 1, 2006.

	10)		On May 20, 2004, the Company signed an agreement with a bank to acquire the outstanding debt of approximately $4,000 thousand in Coresma Ltd. (“Coresma”), into a combination of equity and cash. Pursuant to the agreement, the Company has acquired the debt (including charges and floating charges on goodwill, equipment and all assets that secure the debt), in consideration for a purchase price of $1,900 thousand to the bank as follows:
		a)	$1,300 thousand payable in the Company’s ordinary shares with a per share price on a forward 30-days moving average of the market price.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

A.	(cont.):

	10)	(cont.):

		b)	Issuance of options with an aggregate exercise price of $500 thousand. The number of shares will be determined according to the price of the share on a forward 30-days moving average of the market price, but not less than $0.10 and not more than $0.30 per share.
		c)	$100 thousand payable in cash in four equal monthly payments commencing six months after signing the agreement.

In July 2004, the Company issued to the bank 5,200,000 ordinary shares according to the agreement.
For accounting purposes, the shares issuance will be recorded in the amount of $468 thousand, based on the price of shares sold in a private offering to outside investors at $0.09 per share.
The issuance of the option will not be recorded due to its minimal fair value on the grant day.
On May 25, 2004, the Company filed with the District Court in Tel-Aviv, Israel, an urgent request to enforce its rights under the bond it acquired from the bank and to appoint a receiver for Coresma.

	11)		In July 2004, the Company raised $900 thousand by signing several agreements with investors for the issuance of a one-year senior convertible note. The note bears interest of 5% per annum and is convertible into ordinary shares at a price of $0.10 per share. The note is secured by a first lien on substantially all the Company’s assets. The note is redeemable at the option of the Company in part or in whole at a redemption price equal to 120% of the face value of the note. In addition, the Company will issue to the investor a warrant to purchase a number of ordinary shares equal to 75% of the ordinary shares into which the note will be convertible. The warrant exercise price to purchase an ordinary share shall be $0.27. The Company is required to register the shares underlying the note and the warrant within 45 days of the closing. In connection with the transaction the Company will pay the placement agent a commission of 10% of the aggregate cash proceeds in cash and a warrant to purchase 10% of the ordinary shares issued in the transaction (assuming conversion of the note and warrant). Addition fees might be payable if additional investors participate in the transaction.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12)	On June 22, 2004 the Company signed an agreement to issue 7,000,000 ordinary shares to several consultants in exchange for their services. The Company agreed to file a registration statement within 90 days from the closing in order to register the shares. The 7,000,000 shares were issued on July 27, 2004.

13)	On April 27, 2004 the Company established Technoprises U.S.A. Inc., a wholly owned subsidiary, which was incorporated in the United States. Technoprises U.S.A. will concentrate the Company's activity in the U.S. market.

14)	On May 11, 2004, the Company signed a term sheet with Econor for the purchase of up to $5,000 thousand worth ordinary shares from time to time over the course of 24 months after an effective registration of the shares. The Company is entitled to request an equity investment by Econor during the 24 month period, pursuant to which the Company will issue ordinary shares to Econor with an aggregate purchase price equal to the equity investment, subject to the market price and associated fees. Such issuance shall be subject to certain restrictions. The market price shall be the lowest daily volume weighted average price of the ordinary shares during the five consecutive trading days beginning on the first trading day after the request. The purchase price shall be 98% of the market price. Econor or its assignees shall receive 5% of the gross proceeds of every issuance. Upon the closing of the transaction, the Company shall issue Econor $250 thousand worth of ordinary shares.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):
B. Definitions:

Subsidiary	-	A company that is controlled by the Company, when more than 50% of the voting equity is owned by the Company (either directly or indirectly).

Affiliated company	-
A company that is not a subsidiary, in which the Company has voting rights and rights to profits, given that the Company can exercise significant influence over the operating and financial policies of these companies.

Related parties	-
As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel. The Group companies transact with companies that are related parties, in the ordinary course of business. Balances and transactions with related parties are presented in Note 11.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain aspects from those followed in the United States (“U.S. GAAP”), as described in Note 12.

As of 2004 onward, the Company will prepare its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

A.	Use of estimates:
The preparation of the financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars:
Since most of the Company's revenues are generated in U.S. dollars and its shares are traded and listed in the Over-the-Counter Bulletin Board Market in the United States (under the symbol “TNOLE.OB” - formerly “BVRTF.OB”), the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29a and 29b, respectively, of Opinion 36 of the Institute of Certified Public Accountants in Israel.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

C.	Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary - EVR. Intercompany balances and transactions have been eliminated upon consolidation

D.	Changes in the basis of presentation:
As a result of a probable plan of liquidation, the Company adopted a liquidation basis of accounting in its financial statements for the year ended December 31, 2002. Under this basis of accounting, assets generally were stated at their estimated net realizable values and liabilities generally were stated at their anticipated settlement amounts. As a result of a series of transactions described in Note 1A, the Company has re-adopted accounting principles applicable to going concern entities. The differences between the abovementioned two methods is not material for the yeaqr ended 2002.

E.	Cash equivalents:
Cash equivalents are unrestricted short-term highly liquid investments that are readily convertible to cash, with original maturities of three months or less.

F.	Investments in affiliates:
Investments in companies, in which the Company can exercise significant influence over operating and financial policy (generally affiliates, entities in which the Company holds 20% to 50% of ownership or voting rights), are presented according to Israeli Accounting Standard No. 68, using the equity method of accounting.
Goodwill is amortized by the straight-line method over the estimated useful life, which is 10 years.
From time to time, the Company reviews its investments in order to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review is performed when there is evidence that the value of investments has been impaired, including a decline in stock market prices, the investee company's sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. The provision for impairment of the value of these investments amounted to $ 0, $1,701 and $2,153 thousand in the years ended December 31, 2003, 2002 and 2001, respectively, and were charged to the statement of operations as other expenses. The Company discontinues applying the equity method when its investment is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise comm itted to provide further financial support to the affiliate.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

F.	Investments in affiliates (cont.):
Investments in privately held companies, in which the Company does not have the ability to exercise significant influence over operating and financial policy, are recorded at the lower of cost or estimated fair value.

G.	Property and equipment:
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment 33
Leasehold improvements Over the term of the lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. In 2002 and 2003, no impairment losses were identified. In 2001 an impairment loss of $43 thousand was recorded.

H.	Deferred income taxes:
The Company accounts for taxes on income by the liability method of accounting for taxes on income.
	1.	Deferred taxes are computed in respect of temporary differences between the amounts included in these financial statements and those to be considered for tax purposes.
	2.	The Company has not recorded deferred income taxes for the realization of investments in a subsidiary or in affiliates that management intends to retain, or if the realization is expected to result in a capital loss. Similarly, deferred income taxes have not been provided for future taxable dividend distributions from a subsidiary, since it is not expected to result in an additional tax liability (see also Note 9E).
	3.	The Company does not provide deferred income taxes when the utilization of the losses for tax purposes is uncertain, due to a history of losses.

I.	Revenue recognition:
The Company's revenues in 2002 and 2001 are derived from management services provided to affiliates.
The revenues are recognized as services are provided.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

J.	Severance pay:
The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits in severance pay and insurance policies and by an accrual. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of these policies is based on the cash surrender value of these deposits in severance pay fund policies, and includes immaterial profits.

K.	Basic and diluted loss per share:
Net loss per share is computed based on the weighted average number of ordinary shares outstanding during the year in accordance with Opinion No. 55 of the Israeli Institute.
The loss per share is computed at NIS 0.5 par value of ordinary shares
According to the statement, the dilutive effect of options, warrants and other convertible debentures is included in the computation of basic net income per share only if their exercise is considered to be probable, based on the ratio between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.
For the three years ended December 31, 2003, the options outstanding were not included in the basic nor diluted per share.

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

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

L.	Stock-based compensation (cont.):
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

Pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) by Statement No. 123, and has been determined assuming that the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the Black & Scholes option pricing model, with the following weighted-average assumptions for 2001: risk-free interest rates of 3.5%, dividend yields of 0%, volatility factors of the expected market price of the Company’s ordinary shares of 1.45, and a weighted average expected life of the options of 3.1 years.

Options granted to employees in 2001 have an exercise price equal to the fair market value of the stock at the grant date. The fair value of the options granted during 2001 was $ 930 thousand. No options were granted during 2002-2003.
	Year ended December 31,

	2003	2002	2001

	(in thousands, except per share amounts)

Net loss according to U.S. GAAP (see Note 12M)	$385	$6,295	$18,366
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	2	286	1,728

Pro forma net loss	$387	$6,581	$20,094

Losses per share:
Basic - as reported	$0.04	$0.52	$1.34

Basic -pro forma	$0.04	$0.68	$2.07

Diluted -as reported	$0.04	$0.52	$1.34

Diluted -pro forma	$0.04	$0.68	$2.07

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

L.	Stock-based compensation (cont.):
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
Through December 31, 2001, discontinued operations related to investments in affiliates have been accounted for under Accounting Principles Board Opinion No. 30 “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB No. 30”), which was the common practice under Israeli GAAP. As such, during 2002 and 2001 the Company accounted for its investments in Nexus and VIZ as discontinued operations.

In 2002, discontinued operations related to investments in affiliates have been accounted for under Israeli Accounting Standard No. 8 “Discontinued Operations” (“Standard No. 8”), which is effective since January 1, 2002. The standard sets out rules for disclosure of information concerning a discontinued operation.

According to Standard No. 8, investments in affiliates, which were accounted for by the equity method, are not qualified as discontinued operations. Therefore, the Company's investments in BrightCom and Unisfair were not accounted for as discontinued operations (see also Note 4E and 4F).

N.	Concentrations of credit risk:
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents.
Cash and cash equivalents are invested in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions holding the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.
The Company has no material off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

O.	Fair value of financial instruments:
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:
The carrying amounts of cash and cash equivalents and trade payables approximate their fair value, due to the short-term maturity of such instruments.
The carrying amount of the Company’s long-term loans and convertible loans to affiliates approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar borrowing arrangements.

P.	Initial implementation of accounting pronouncements:
Accounting Standard No. 15 of the Israeli Accounting Standards Board, Impairment of Assets, which was published in January 2003 and which is effective for financial statements for periods beginning January 1, 2003 and thereafter, was initially applied by the Company in these financial statements. Accounting Standard No. 15 deals with the manner of measurement and presentation of the impairment of assets, including investees and excluding assets outside the scope of the Standard. The Standard provides, inter alia, that the test for establishing and measuring impairment is a comparison of the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of the net selling price of the asset and its value in use. Furthermore, the Standard specifies the signs indicating impairment of an asset, and the disclosures required when impairment has occurred.
The Company has implemented the Accounting Standard No. 15 prospectively.
NOTE 3 - ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2003	2002

	(in thousands)

Government authorities	$1	$55
Affiliates (net of allowance for doubtful accounts of $ 245 and $ 177 thousand in 2003 and 2002, respectively)	-	47
Others	36	11

Total	$37	$113

* Including $17 thousand in respect of related parties (see also Note 11D and 11E)

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES:

A.   Investments in affiliates and investments in affiliates to be disposed of are composed as follows:

	December 31,

	2003	2002

	(in thousands)

Long-term loans	$2,573	$2,573
Convertible loans and convertible debentures	3,269	4,134
Impairment charges	(1,590)	(2,390)
Equity	(4,252)	(4,103)

	-	214

Goodwill:
Original amount, net	-	803
Amortization	-	132
Impairment charges	-	(1,149)

	-	(214)

Total investments in affiliates	$-	$-

B.	Coresma Ltd.:

	1.	As of March 1, 2004, Coresma Ltd. (“Coresma”) ceased its operation and dismissed all of its employees.
	2.	Changes in the share capital of Coresma:
In April 2000, Coresma and an investor entered into an agreement according to which Coresma issued 781,479 ordinary shares of NIS 0.01 par value in consideration of $ 7,839 thousand, net.
As a result of the issuance of shares to the aforementioned investor, the Company realized gains of $ 1,761 thousand from the decrease in its holdings in the year ended December 31, 2000. As of December 31, 2003 and 2002, the Company's interest in Coresma is 37.27%.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES:

B.	Coresma Ltd. (cont.):
	3.	Long-term loans:

		a)	As of December 31, 2003, 2002 and 2001, loans to Coresma amounted to $ 2,573, $ 2,573 and $ 2,514 thousand, respectively. The loans are linked to the higher of the Israeli Consumer Price Index (“CPI”) or the U.S. dollar + LIBOR, on an annual basis. Coresma will repay the loans out of its net income, or in the event of an Initial Public Offering (“IPO”) or a private placement, in which Coresma raises an amount exceeding approximately $ 9,600 thousand.
Through December 31, 2003 and 2002, no repayments were made.

		b)	During 1999, Coresma's shareholders granted convertible loans to Coresma of $ 2,500 thousand. The Company's share in the loans amounted to approximately $ 1,569 thousands. As long as any part of the loan is outstanding, each of the lenders shall be entitled to convert its outstanding part of the loans amount into share capital (at a fixed price per share, subject to adjustments).

Repayment of the convertible loans shall be made in annual installments commencing on March 31, 2001, at a rate to be determined by the board of directors, not to exceed 10% of Coresma's income before tax in the previous year commencing at such date. The loan is linked to the U.S. dollar and bears interest at the rate of LIBOR+2%.

Through December 31, 2003 and 2002, no repayments were made.

In the event of an IPO of Coresma's shares, the loan will automatically be converted into an aggregate of 1,455,180 ordinary shares, representing a conversion price of $ 1.72 per share.

		c)	In November 2001, Coresma's shareholders granted convertible loans to Coresma of $ 3,000 thousand. The Company's share in the loans amounted to $ 1,700 thousand. The loan is linked to the U.S. dollar and bears interest at the rate of LIBOR+2%.

The loan is payable (including accrued interest) in a single installment, on December 31, 2003. The loan will be converted if the following events occur: 1. Equity investment of at least $ 2,000 thousand (“Further Investment”); 2. Acquisition of Coresma; 3. An IPO of Coresma shares; 4. Issuance of shares in a manner that the existing shareholders would hold less than 50% of the voting power or are entitled to appoint less than 50% of the directors of Coresma.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES:

B.	Coresma Ltd. (cont.):

	3.	Long-term loans (cont.):

		c)	(cont.):

In the event of a conversion, the outstanding aggregate amount of the loans (including interest) shall be automatically converted into such number of shares resulting in an aggregate ownership percentage of 75% of the outstanding share capital of Coresma, on a fully diluted basis.
In addition to the conversion rights, upon the earlier of Further Investment or nine months from November 2001, Coresma shall grant each shareholder an, additional warrant to purchase shares equal to 25% of the loan provided by the shareholder. The warrant will be exercisable upon the earlier of the closing of the conversion event or 3 years from the date of grant. The conversion rate shall be as the loan conversion rate.
As of December 31, 2003, no conversion was made.

	4.	Based on Company management’s assessment of the facts and circumstances, $ 730 and $ 790 thousand of the investment were written off for the years ended December 31, 2002 and 2001, respectively. The write-off has been recorded in other expenses and reduced the investment balance to $ 0 at December 31, 2002

C.	Nexus Telocation System Ltd.:

	1.	Changes in the share capital of Nexus Telocation System Ltd. (“Nexus”):

		a)	In January 1999, the Company invested $ 3,000 thousand in Nexus.

		b)	In March 1999, Nexus and API entered into an agreement, according to which Nexus issued 72,072 ordinary shares of NIS 0.03 par value each, in consideration of $ 460 thousand.

		c)	During 1999, Nexus issued to the Company $ 3,000 thousand of convertible debentures with five-year maturities and interest of LIBOR+1.5%. In March 2000, the Company converted $ 500 thousand of its convertible debentures into 64,599 ordinary shares of Nexus. In March 2001, the Company converted $ 2,500 thousand of its convertible debentures into 322,997 ordinary shares of Nexus. As a result, the Company's interest in Nexus increased to 34.35% and it recorded a goodwill in the amount of $ 2,279 thousand.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES:

C.	Nexus Telocation System Ltd.(cont.):
	1.	Changes in the share capital of Nexus Telocation System Ltd. (“Nexus”) (cont.):

		d)	In November 1999, Nexus entered into an agreement in principle with a consortium of investors led by Soros Fund Management LLC (“Soros”). The consortium invested $ 21,000 thousand in ordinary shares and convertible securities of Nexus. On January 10, 2000, the investment agreement was closed. The Company’s share in the investment was $ 1,935 thousand.

		e)	During 2000, 272,251 options and warrants were exercised by the public and thereby resulted in a decrease in the Company’s holdings.

		f)	On March 19, 2001, Nexus' shareholders approved a one-for-three reverse split of Nexus's ordinary shares. All ordinary share and per ordinary share data included in these financial statements for all periods presented have been adjusted to reflect the reverse split.

		g)	In April 2001, Nexus issued 1,487,593 ordinary shares for total consideration of $ 2,982 thousand, net. The Company’s share in the investment was $ 2,000 thousand. In addition, in May 2001, Nexus issued 166,667 ordinary shares as a part of a purchase agreement. As a result of those transactions, the Company interest in Nexus increased to 38.32% and it recorded goodwill of $ 898 thousand.

		h)	In June 2001, Nexus issued 490,196 ordinary shares for total consideration of $ 1,000 thousand. As a result, the Company interest decreased to 36.59% and the Company recorded a gain of $ 156 thousand from the issuance to a third party. The Company took into consideration the realization of goodwill, which had been included in the gain calculation in prior years.

2.	Spin-off of Nexus:
On July 23, 2001, the Company completed the pro-rata distribution of the Company's shares in Nexus to its shareholders. The amount distributed was $ 4,928 thousand (including tax of $104 thousand) (see Note 2M).
As to withholding tax, see Note 9E.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES (cont.):

D.	VIZrt Ltd.:

	1.		Changes in the share capital of VIZrt Ltd. (“VIZ”):

		a)	On November 8, 1999, VIZ concluded its initial public offering (IPO) on the Neuer Market. The IPO consisted of 40% of VIZ shares.
In addition, as a part of the abovementioned IPO, the Company sold 597,616 ordinary shares of VIZ in consideration of $ 7,548 thousand, net.

		b)	In March 2000, VIZ acquired the assets of Evans & Sutherland Digital Video Division in consideration of 131,602 ordinary shares of VIZ and $ 1,000 thousand in cash.

		c)	On July 4, 2000, VIZ completed its acquisition of Peak Broadcast systems Ltd. (PEAK), a Norwegian corporation, in consideration of 3,544,014 ordinary shares of VIZ.

		d)	In December 2001, VIZ was assessed a tax liability of $ 4,922 thousand, which was part of an acquisition that took place in July 2000, and reduced the liability to $ 480 thousand. VIZ reclassified the tax liability against additional paid-in capital. As a result, the Company recorded a gain of $ 912 thousand from the issuance to a third party.

	2.		On December 28, 2001, EVR, a wholly-owned subsidiary of the Company, distributed all of the VIZ shares it held to the Company, as a dividend in kind. This distribution of a dividend in kind created a capital gain for tax purposes for EVR, taxable at the rate of 36%.
As a result of this tax event, the investment in VIZ was increased by $ 548 thousand.

	3.		On April 23, 2002, the Company distributed all of its shares in VIZ, pro-rata, to its shareholders. The amount distributed was $ 2,230 thousand. The Company's share in VIZ at the distribution date was 20.53% (see Note 2M).

E.	Investment in BrightCom Technologies Ltd.:

1.		Changes in the share capital of BrightCom Technologies Ltd. (“BrightCom”):

	a)	In June 2000, BrightCom, entered into an agreement with some investors, including the Company, according to which BrightCom issued 4,885,504 ordinary shares of NIS 0.01 par value, in consideration of $ 7,910 thousand, net. The Company’s investment amounted to $ 15,000 thousand. As a result of the decrease in its holdings, and since BrightCom was a development stage company, the Company recorded a deferred capital gain of $ 1,308 thousand.

 TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES (cont.):

E.	Investment in BrightCom Technologies Ltd. (cont.):

	1.	Changes in the share capital of BrightCom Technologies Ltd. (“BrightCom”) (cont.):

		b)	In January 2001, BrightCom concluded a private placement by which approximately $ 15 million was invested. The Company did not invest in this round. As a result, the Company’s interest in BrightCom decreased to 22.9% and it recorded a deferred gain of $ 3,332 thousand.
The deferred gains in the years 2003, 2002 and 2001, amounted to $ 0, $ 1,212 and $ 2,457 thousand, respectively. The deferred capital gain was recognized at the highest of the Company's equity in BrightCom’s losses or over three years.
		c)	In June 2001, BrightCom's shareholders approved a one-for-eight split of BrightCom shares. All share and per share data included in these financial statements, for all periods, has been adjusted to reflect the split.
Since December 31, 2002, the Company's share in BrightCom has decreased to 32.42%, as a result of options exercised by employees

	2.	Long-term loans:

		a)	Between August 1998 and December 1999, certain shareholders granted BrightCom a convertible shareholders' loan of $ 1,500 thousand. The Company's share in the loan was approximately $ 950 thousand. The loan was linked to the U.S. dollar and bears LIBOR interest on an annual basis, and is repayable at the earlier of five years or upon the occurrence of certain events as defined in the agreement. The loan may be converted into shares of BrightCom through August 2001, at a price of $ 0.375 per share.
		b)	During the first half of 2000, certain shareholders granted BrightCom an additional convertible shareholders' loan, in an aggregate amount of $ 1,599 thousand. The Company's share in the loan amounted to approximately $ 775 thousand. The loan is linked to the U.S. dollar and bears LIBOR interest on an annual basis, and is repayable upon the earlier of five years or the occurrence of certain events as defined in the agreement. The loan may be converted into shares of BrightCom, at a price of $ 0.5375 per share.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES (cont.):

E.	Investment in BrightCom Technologies Ltd. (cont.)

	2.	Long-term loans (cont.):

		c)	In June 2001, approximately $ 359 thousand of the abovementioned loans was repaid to the shareholders and the remaining amount, $ 2,795 thousand, was converted into Ordinary shares of BrightCom. The Company converted all of its outstanding loans. As a result, the Company’s interest in BrightCom increased to 32.48%.
In addition, 559,616 warrants were exercised in June 2001 by Brightcom founders, in consideration of $ 210 thousand.
		d)	As a result of the loan conversion and the exercise of warrants, the Company recorded negative goodwill of $ 429 thousand.
		e)	Based on Company management’s assessment of the facts and circumstances - that BrightCom has incurred losses and negative cash flows from operations since inception and that such losses and negative cash flows will continue in the foreseeable future, $ 669 thousand of the investment amount was written-off for the year ended December 31, 2002. The write-off was recorded in other expenses and reduced the investment balance to $ 0 at December 31, 2002.
		f)	On June 15, 2003, BrightCom entered into an agreement to sell substantially all of its assets. In consideration, the buyer assumed certain of BrightCom's liabilities, paid an initial payment of $ 50 thousand and will make future payments of between $ 50 thousand $15,000 thousand pursuant to an earn-out, based on sales of BrightCom's products over time. The Company will not receive consideration from this sale or any future payments by the purchaser of the assets to Forever Blue Technologies Ltd. (the successor to BrightCom). The payments that would be potentially distributable to the Company will instead be payable to the former shareholders of BVR at the time of the transaction.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES (cont.):

F.	Investment in Unisfair Inc.:

	1.		Changes in the share capital of Unisfair Inc. (“Unisfair”):

		a)	On April 6, 2000, Unisfair entered into a share purchase agreement with investors, including the Company, according to which Unisfair issued 401,002 preferred Class A shares, $ 0.01 par value, in consideration of $ 800 thousand, net. The Company’s investment amounted to $ 400 thousand and reflects a share interest of 17.35%. The Company was granted, at no additional cost, warrants to subscribe and acquire from Unisfair up to 636,943 preferred Class A shares, at an exercise price of $ 2.355 per share. As of December 31, 2000, the Company exercised part of its warrants and acquired 254,778 additional preferred Class A shares in consideration of $ 600 thousand.

		b)	During the first quarter of 2001, the Company exercised its warrants and acquired 254,778 preferred Class A shares in consideration of $ 600 thousand. As a result, the Company’s interest in Unisfair increased to 37.7% and it recorded goodwill of $ 310 thousand.

		c)	In April 2001, the Company exercised its warrants and acquired 127,387 preferred Class A shares in consideration of $ 300 thousand. As a result, the Company’s interest in Unisfair increased to 41.33% and it recorded goodwill of $ 171 thousand.
As of December 31, 2002, the Company's share in Unisfair is 41.33%.

	2.	Long-term loans:

		a)	On April 30, 2001, Unisfair signed two convertible loan agreements, one with the Company for $ 500 thousand and one with other lenders for $ 400 thousand. The loans bear interest at LIBOR + 2% and are due within 24 months from the grant date. The loans will automatically be converted into preferred shares of Unisfair upon the occurrence of certain events and conditions prior to the due date.

		b)	On August 28, 2001, the Company granted to Unisfair an additional convertible loan of $ 250 thousand. The loan bears interest at LIBOR+2% and is due within 24 months from the grant date. The loan will be automatically converted into Unisfair preferred shares upon the occurrence of certain events and conditions prior to the due date.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LONG-TERM INVESTMENTS IN AFFILIATES (cont.):

F.	Investment in Unisfair Inc. (cont.):

	2.		Long-term loans (cont.):

		c)	In December 2001, Unisfair signed three convertible loan agreements, one with the Company for $ 100 thousand and the others with other lenders for $ 100 thousand. The loans bear interest at LIBOR+2% and are due on August 28, 2003.
The loans will be automatically converted into Unisfair preferred shares upon the occurrence of certain events and conditions prior to the due date.

	3.		Based on Company management’s assessment of the facts and circumstances, $ 101 thousand and $ 1,048 thousand of the goodwill amounts were written off for the years ended December 31, 2002 and 2001, respectively. The write-off has been recorded in the statements of operations as other expenses and the investment balance was reduced to $ 0 at December 31, 2002.

	4.		Unisfair has sustained operating losses over the past years, resulting in a deficit position. Its financial position and operating results raise substantial doubts about its ability to continue as a going concern.

	5.		On January 9, 2003, the Company entered into an agreement to sell all of its securities in Unisfair to several parties, in the amount of $25 thousand.

NOTE 5 - PROPERTY AND EQUIPMENT:

	December 31,

	2003	2002

	(in thousands)
Cost:
Computers and peripheral equipment	$-	$37
Leasehold improvements	-	1

	-	38

Accumulated depreciation:
Computers and peripheral equipment	-	32
Leasehold improvements	-	1

	-	33

Depreciated cost	$-	$5

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2002

	(in thousands)

Payroll and related accruals	$-	$28
Government authorities	374	486
Other accrued expenses	-	145

	$374	$659

NOTE 7 - SHAREHOLDERS’ EQUITY:

A.	In April 1999, the Company granted warrants to shareholders to purchase up to an aggregate of 200,000 ordinary shares of the Company, NIS 0.5 par value each, at an exercise price of $ 4 per share. The warrants vest immediately and will expire on December 31, 2001. In January 2000, the aforementioned warrants were exercised into ordinary shares of the Company.

B.	In June 1999, the Company issued $ 3,000 thousand in convertible debentures to two of its shareholders. The debentures are linked to the U.S. dollar, bear annual interest of 7% to be paid semi- annually, and will mature on June 15, 2003. The debentures are convertible at a conversion rate of $6.5 per share at the option of the holders.
On February 8, 2000, the debentures were converted into 461,540 ordinary shares.

C.	In December 2000, the Company purchased its own 119,250 ordinary shares in consideration of $ 302 thousand. Treasury shares are stated at cost and are deducted from shareholders' equity.
In January and in March 2004, the Company sold all of the abovementioned treasury shares in the amount of $42 thousand.

D.	On February 18, 2004 all of the Company’s issued and un-issued ordinary shares, NIS 0.50 par value, were split into 50 ordinary shares, nominal value NIS 0.01 each (the “Split”).
After the Split, the Company cancel 49 out of each 50 ordinary shares, NIS 0.01 par value each, so that after the cancellation, the authorized share capital of the Company is NIS 300,000, divided into 30,000,000 ordinary shares, NIS 0.01 par value each, and the issued share capital of the Company is 9,837,701 ordinary shares, NIS 0.01 par value each.
The consideration paid for the issued shares prior to their cancellation is treated as premium paid on the shares that remain in the additional paid in capital of the Company after the said cancellation.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (cont.):

E.	On February 18, 2004, the Company’s authorized additional share capital of NIS 1,700,000, divided into 170,000,000 ordinary shares, NIS 0.01 par value each, such that the Company’s authorized share capital would be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, NIS 0.01 par value each.
On May 31, 2004, the Company approved the following changes in the share capital: conversion of shares from NIS 0.01 par value each into non par value shares; increase of the authorized share capital by an additional 300,000,000 ordinary shares. Consequently, as of May 31, 2004, the authorized shares capital is comprised of 500,000,000 non par value ordinary shares.

F.	On February 18, 2004, the Company’s shareholders approved issuance of 88,539,309 ordinary shares, NIS 0.01 par value each (see also Note 1A3).

G.	On March 3, 2004, the Company issued 7,500,000 ordinary shares NIS 0.01 par value each (as part of the 88,539,309 ordinary shares that were issued on February 18, 2004) (see also Note 7M1).

H.	On April 21, 2004, the Company issued 22,500,000 ordinary shares nominal value NIS 0.01 each (see also Note 7M2).

I.	As to the issuance of shares to a bank in the amount of $1,300 thousand-see Note 1A10.

J.	As to the term sheet signed with Araneo see Note 1A8.

K.	Dividends:
On January 2, 2003, the Company declared $1,500 thousand cash dividend on its ordinary shares. 1,483 thousand were paid on the same date since the Company holds treasury shares.

L.	Stock option plan:
The Company adopted an Employee Share Option Plan (“ESOP-1998”), according to which 400,000 options will be issued to officers, management and other key employees. The options have an average vesting period of approximately 2 years and expire 5 years subsequent to the date of grant. Each option is exercisable into one ordinary share of the Company, at an exercise price of not less than the fair market value of the ordinary shares on the grant date. Any options cancelled or forfeited before expiration are available for future grants.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (cont.):

L.	Stock option plan (cont.):

Options to directors:

	1.	On January 5, 2000, the Company granted options as follows:
-
A total of 40,000 options to directors. 50% of the options are exercisable immediately and the other 50% have a vesting period of 1 year. Each option is exercisable, at an exercise price of $ 8.25, for one ordinary share of the Company. The options expire on December 31, 2005.

-
A total of 450,000 options were granted to the Chairman of the Board of Directors. The options are exercisable for shares of the Company in six equal semi-annual successive vesting periods, at an exercise price of $ 8.25 per share. The options expire on December 31, 2005.

The options were cancelled in February 2004, as part of the shares issuance (see Note 1A3).

2.
On March 12, 2001, the Company granted options, as follows:
-
A total of 400,000 options to the Chairman of the Board of Directors, at an exercise price of $2.06 per share. The options are exercisable for shares of the Company over three years from the grant date, and subject to accelerated vesting under certain circumstances, including the sale of the Company. The options were cancelled by the Company in February 2004, as part of the shares issuance (see Note 1A3).

-
A total of 60,000 options to directors. 50% of the options are exercisable on December 31, 2001, and the other 50% will vest on December 31, 2002. Each option is exercisable at an exercise price of $ 2.06 for one ordinary share of the Company. The options expire on December 31, 2006.

Repricing and acceleration:
In all of the aforementioned grants, the exercise price is equal to the fair value of the shares at the date of grant and, therefore, compensation expenses were not recorded.
In December 2000, 90,000 previously granted options, with an exercise price of $ 8.25, were repriced to NIS 0.5 (which is the par value of the shares), resulting in a new measurement date and total compensation expenses of $ 186 thousand, of which $ 37 thousand was recognized in 2000 for the portion already vested.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (cont.):

L.	Stock option plan (cont.):

On June 28, 2001, the Company approved the accelerated vesting of 54,000 unvested options out of the abovementioned repriced options, to be vested immediately. On the same date, an additional 54,000 previously granted options with an exercise price of $3 were repriced to NIS 0.5 (which is the par value of the shares), and accelerated to be vested immediately.

A summary of the Company's stock option activity, and related information for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003		2002		2001

	Weighted Number of options	average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

		$		$		$

Options:
Outstanding at the beginning of the year	950,000	5.25	950,000	5.25	851,250	5.51
Granted	-	-	-	-	460,000	2.06
Exercised	-	-	-	-	(144,000)	-
Forfeited	-	-	-	-	(217,250)	2.24
Outstanding at the end of the year	950,000	5.25	950,000	5.25	950,000	5.25

Exercisable at December 31,	950,000	5.25	741,667	5.51	428,333	5.89

The options outstanding as of December 31, 2003, have been separated into exercise price categories as follows:

Number outstanding at Exercise price	December 31, 2003	Weighted average of remaining contractual life (years)	Number exercisable at December 31, 2003	Weighted Average Exercise Price

$				$

8.25	490,000	2	490,000	8.25
2.06	460,000	2.16	460,000	2.06

	* 950,000	2.08	* 950,000

*
In February 2004, a total of 880,000 options (of which 850,000 options were granted in 2001 and 2000 to the Board of Directors) were cancelled by the Company as part of the shares issuance (see Note 1A3).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHAREHOLDERS’ EQUITY (cont.):

M.	Warrants:
	1.	On March 3, 2004 as part of a private placement (see also Note 7G), the Company issued, for an aggregate consideration of $75 thousand, 7,500,000 warrants divided into three different types, Class A, Class B and Class C purchase warrants for each ordinary share purchased. Each warrant is exercisable to purchase one ordinary share. The per share warrant exercise price is $0.35 per A warrant; $0.15 per B warrant; and $0.50 per C warrant. The A warrants and C warrants are exercisable from and after the issue date and for thirty-six (36) months thereafter. The C warrant may be exercised by a holder of a C warrant only for the same number of warrant shares as such holder exercised for a B warrant. The B warrants will be exercisable commencing on the actual date that a registration statement registering the warrant shares is declared effective by the SEC, and for the first sixty (60) days of effectiveness of such registration statement (as to the liquidating damages see Note 8C1).

	2.	On April 21, 2004, as a part of a private placement (see also Note 7H), the Company issued 22,500,000 warrants divided into three different types, Class A, B and C purchase warrants, each of which is exercisable to purchase the equivalent number of common shares purchased by that investor in the private placement. The per share warrant exercise prices are: $0.2 for the A warrant; $0.35 for the B warrant and $0.5 for the C warrant.
All warrants are first exercisable on the earlier of 65 days after the closing of the private placement transaction or the actual date that a registration statement registering the investors' shares has been declared effective by the SEC. The A warrants will be exercisable until approximately eight (8) months after that the effective date of the registration statement. Each of the B warrants and C warrants are exercisable until a date approximately thirty-six (36) months after the closing of the private placement. All warrants are subject to certain limitations on their exercise. In addition, a C warrant may be exercised only to the same proportion as the holder has actually exercised an A warrant. The Company has agreed to file a registration statement to register the shares (including the warrant) for resale by the investors (as to the liquidating damages see Note 8C1).

	3.	Regarding the abovementioned private placements in March and April 2004, during the period these warrants are outstanding, if the Company shall issue any ordinary shares, debt instrument, warrant, right or option, except for the excepted issuances (as defined in the subscription agreement), prior to the complete exercise of these warrants for a consideration less than the exercise price that would be in effect at the time of such issue, then, and thereafter successively upon each such issue, the exercise price shall be reduced to such other lower issue price.

	4.	On May 20, 2004, as part of the agreement between the Company and a bank regarding Coresma's debt, the Company agreed to issue warrants with an aggregate exercise price of $500 thousand. The options will be exercisable for 4 years following the registration (see also Note 1A10).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

A.	Put Options:

	1.	Pursuant to the purchase agreement described in Note 1A3, some of the Company’s shareholders (the “shareholders”) granted to the former shareholders of the BVR (the “rightholders”) a put option, to sell their Company shares to the shareholders at a price of $0.04 per Company share, NIS 0.01 par value each. The put option will be exercisable in the event that during the twelve (12) month period commencing six (6) months following the closing date, the average market value of the Company will be not less than $6,500 thousand for a period of sixty (60) calendar days (the “Triggering Event”). Immediately following the occurrence of a Triggering Event, the shareholders will provide a notice of offer to the rightholders providing them with not less than thirty (30) days to exercise the put option from the date such offer is effective under any registration requirements, at the put option price.
Without derogating from any other right or remedy of the Company and the shareholders, in the event the Board of Directors of the Company determines in good faith that there was a material breach of any representations or warranties of the Company, which caused the shareholders direct losses in excess of $100 thousand, and such breach is not cured within 30 days of the breach notice from the shareholders to the rightholders, following the good faith determination by the Company Board of Directors, the rightholders will automatically lose their rights to the put option.

	2.	As to the put option granted by TCM - see Note 1A4.

B.	Contingent Liabilities:

	1)	On March 21, 2004 a financial claim of $291 thousand was filed by Castlenet Technology Inc. in the Magistrate’s Court of Tel-Aviv, against Coresma, the Company, and previous officers and directors of the Company and Coresma. Castlenet claims that Coresma owes Castlenet $ 291 thousand for products that it provided to Coresma and for which Castlenet claims that Coresma has not paid. Castlenet claims that the court should “pierce the corporate veil” of Coresma and thus hold the Company, as a major shareholder of Coresma, responsible for the claimed amount.
According to the legal counsel of the Company, the risk associated with such claim is minimal and therefore no provision has been recorded for this claim.

	2)	On June 9, 2004 the Company received a letter from counsel to certain directors of BVR, prior to the transaction between BVR and Technocross, claiming breach of the Company’s obligation to provide D&O insurance to such directors as set forth in Stock Purchase agreement between BVR and Technocross. As of July 2004, the Company is seeking a resolution to the issue.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.):

C.	Commitments:

	1)	The Company has granted certain investors in the Company rights to register their ordinary shares within a specified time period. The Company has an obligation to file a Form F-1 registration statement with the Securities and Exchange Commission for the shares, no later than April 2, 2004. The Company did not file the required registration statement by such date and therefore, pursuant to the subscription agreement with the selling shareholders, the Company is obligated to pay them liquidating damages for each thirty days of delay or part thereof equal to 2% of the greater of the market value of their shares or the purchase price they paid for such shares and their warrants.
The Company has an additional obligation to file a form F-1 registration for another group of investors no later than May 19, 2004. The Company did not file the required registration statement by such date and therefore, pursuant to the registration rights agreement with these shareholders, the Company is obligated to pay them liquidating damages equal to 2% of the purchase price they paid, for each thirty days of delay or part thereof.
The Company has an obligation to register shares issuable to the bank (see Note 1A10) pursuant to an agreement dated May 20, 2004 no later than September 17, 2004.
In addition to the foregoing, the Company is under an obligation to register the shares it issued to Comvers Technologies Inc. in connection with the acquisition of TVGate. To date, the Company has not registered these shares.
Under the term sheet with the Company will be required to register the shares which will be issued to the shareholders of Araneo within 60 days of the consummation of the Araneo transaction.

	2)	On February 18, 2004, Technocross signed an agreement with Unicorp Ltd. (“Unicorp”) which is the sole owner of the Watchow Portal (www.watchow.com) and of Cat4view Ltd. (“Cat4view”) which provides maintenance and operation services for the portal.
According to the agreement, Unicorp granted to Technocross the sole and exclusive, irrevocable and perpetual worldwide license to use the Watchow portal in any manner.
   .

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.):

C.	Commitments (cont.):
	2)	(cont.):
In consideration for the license, Technocross shall pay to Unicorp and Cat4view royalties of 5% of the gross revenues generated from use of the Watchow portal, up to maximum of $2,500 thousand. Notwithstanding the abovementioned, at any time prior to August 18, 2004, Unicorp and Cat4view may elect to replace the royalties payments with the issuance of TCM common shares, so that following the issuance, Unicorp and Cat4view will hold 20% of the outstanding share capital of TCM.
On July 25, 2004, Unicorp and Cat4view exercised their right under the license and as a result Unicorp and Cat4view will own 17% and 3% of the capital stock of TCM, respectively, while the Company will own 80%.
Unicorp is controlled by the chairmen of the board of directors and the CEO of the Company. Cat4view is under the interest of one of the shareholders of the Company.

NOTE 9 - INCOME TAX BENEFITS (EXPENSES):

A.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:
Under this law, taxable income is measured in real terms, in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiary elected to measure their results on the basis of the changes in the Israeli CPI.

B.	A reconciliation between the theoretical tax expenses, assuming all income is taxable at the statutory rates (36%) applicable in Israel and the actual tax expenses, is as follows:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Loss before taxes on income	$(500)	$(2,639)	$(2,650)

Theoretical tax benefits	(180)	(950)	(954)
Carryforward losses and other temporary differences, for which deferred taxes were not provided, net	180	950	859
Changes in prior year’s accrual for income taxes	115	-	203
Others	-	11	95

Taxes on income in statements of operations *	$(115)	$11	$203

*   All income taxes are domestic.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INCOME TAX BENEFITS (EXPENSES) (cont.):

C.	Income tax assessments:
As to the tax assessment of the Company - see Note 9E.
EVR received final tax assessments up to and including the tax year 1999. There are no carryforward operating losses.

D.	Tax reform:
On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

E.	Tax ruling:
In January 2002, the Company received a final tax ruling from the Israeli Income Tax Authority. The tax ruling deals with the distribution of Nexus and VIZ shares, which took place in July 2001 and April 2002, respectively, and any future distributions of cash or securities as a liquidation for tax purposes only.

The maximum liquidation period prescribed in the tax ruling is 24 months commencing July 22, 2001, unless extended by the tax authorities.

The tax ruling permits the Company, with some conditions and limitations, to offset gains or losses from the distribution of securities of publicly traded companies against gains or losses from the distribution of securities of privately held companies and against gains or losses from the future sale of shares in privately held companies.

According to the tax ruling, the Company is required to withhold Israeli income tax at the rate of 5% from the total distributed shares value.

In respect of the Nexus shares distribution, the Company withheld 5% from the total distributed shares. As a result of the changes in the share price of the withheld shares, the Company recorded a net liability of $ 235 thousand, which represent the difference between the market value of the withheld shares as of December 31, 2002, and the value for tax purposes, which was determined in the tax ruling.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INCOME TAX BENEFITS (EXPENSES) (cont.):

E.	Tax ruling (cont.):

According to Nexus tax ruling, the Company was required to pay the Israeli Income Tax Authority $192 thousand in February 2004. The Company recorded a net liability in prior years, which was updated during the reported period to $192 thousand.

According to a tax ruling in January 2004, the Company is no longer entitled to utilize tax loss carry forwards for years ending on or before December 31, 2003.

NOTE 10 - SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

A. Financial income (expenses), net:
Income:
Interest on long-term loans and convertible loans to affiliates	$-	$59	$116
Other interest	5	53	1,301

	5	112	1,417

Expenses:
Bank charges and interest on short-term credit	3	2	2
Functional currency translation adjustments	4	2	939

	7	4	941

	$(2)	$108	$476

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (cont.):

	Year ended December 31,

	2003	2002	2001

	(in thousands)
B. Other income (expenses), net:
Impairment of investment in affiliates (1)	$-	$(1,701)	$(2,153)
Loss on sale of property and equipment	(2)	(6)	(7)
Gain from sale of affiliates (2)	25	-	-
Other (3)	41	(85)	(33)

	$64	$(1,792)	$(2,193)

(1)	In 2000, the Company invested $319 thousand in two companies. The investments were presented using the cost method of accounting.
As a result of assessing the recoverability of the carrying amount of the aforementioned investments in 2001, the Company’s management decided to write-off all of the investment amounts. The impairment has been recorded in other expenses.
(2)	Relates to the sale of Unisfair to several parties (see Note 4F).
(3)	In 2003, includes sale of IP Technology to BVR System Ltd. in the amount of $12 thousand.

C.	Loss from discontinued operations:
As a result of the spin-off of Nexus and VIZ, the results of operations of Nexus and VIZ were reported separately as discontinued operations in the statements of operations for the years ended December 31, 2002 and 2001 and are summarized as follows:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Services	$-	$-	$128
Cost of services	-	-	(99)
Financial income	-	-	56
Other income	-	-	1,068
Equity in losses of Nexus and VIZ	-	$(26)	(8,825)

Total loss from discontinued operations	$-	$(26)	$(7,672)

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11- RELATED PARTIES:

	December 31,

	2003	2002

	(in thousands)

A. Balances with related parties:
Other current assets (see Note 3)	$-	$47

Trade payable	$50	$24

	Year ended December 31,

	2003	2002	2001

	(in thousands)

B. Transactions with related parties:
Financial income (1) (2)	$-	$(59)	$(172)
Management fees (2)-(6)	$-	$(145)	$(395)
Management services (7)	$131	$243	$247
Directors fees	$1	$17	$15

	(1)	From Coresma.
	(2)	From Nexus.
	(3)	From VIZ
	(4)	From Nexus Data (1993) Ltd.
	(5)	From BrightCom.
	(6)	From Unisfair.
	(7)	Luna Hi-Tech Management (1999) Ltd. (owned by BVR's CEO and chairman of the board of directors).

C.	As to the agreement with Unicorp and Cat4view - see Note 8C2.

D.	On January 9, 2003, the Company sold its Unisfair’s shares to several parties including Luna Hi-Tech Management (1999) Ltd. (see also Note 11B7) in the amount of $25 thousand.

E.	During the reported period, the Company sold an IP technology in the amount of $12 thousand to B.V.R. System Ltd. Which is a company under the interest of BVR's CEO and chairman of the board of directors.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP:

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from those followed in the United States (“U.S. GAAP”), as described below:

A.	Financial statements in U.S. dollars:
According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity's currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (SFAS No. 52”).
A majority of the Company's revenues is generated in U.S. dollars. The Company's management believes that the U.S. dollar (“dollar”) is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the dollar.
Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

A.	Financial statements in U.S. dollars (cont.):
According to Israeli GAAP, the Company adjusts its financial statements according to the changes in the exchange rate of the U.S. dollars, in conformity with Section 29(a) and 29(b) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel.
There was no material effect of the differences between Israeli and U.S. GAAP.

B.	Gain on sale of shares by affiliates:
Under Israeli GAAP, a gain from the decrease in the interest in an affiliate as a result of an issuance to a third party by a start-up or a development stage enterprise will be recognized at the higher of three years or the holder's part in losses of the affiliate.

Under U.S. GAAP, the change in the parent company's equity interest in an affiliate resulting from the additional equity raised by the affiliate should be accounted for as an equity transaction and no gain will be recorded.

C.	Excess of loss over investments in affiliates:
Under Israeli GAAP, when the investment amount is reduced to zero due to previous equity losses, the Company should recognize additional equity losses only if it has an additional obligation to support the affiliate.

The additional equity losses should be based on the percentage of the affiliate shares held by the Company.

Under U.S. GAAP, the additional equity losses should be based on the percentage of the affiliates’ convertible securities and outstanding loans held by the Company.

D.	Treatment of deferred income taxes:
Under Israeli GAAP, companies reporting in or linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

D.	Treatment of deferred income taxes (cont.):
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
Under Israeli GAAP, deferred income taxes are not provided on the undistributed tax exempt profits of an “approved enterprise”, where such profits have been reinvested and will not be distributed to the Company's shareholders.
The Company has not provided deferred income taxes in respect of undistributed tax exempt profits attributed to the “approved enterprise” of affiliates under the alternative system of benefits (“Tax Holiday”), which may be distributed, since it is the Company's policy to not initiate the distribution of a dividend that involves an additional tax liability to the Company.
Under U.S. GAAP, deferred taxes are provided on the undistributed tax exempt profits of domestic affiliates in Israel that arose subsequent to December 15, 1992.
Under Israeli GAAP, deferred income taxes should not be provided for a gain resulting from the issuance of shares in an affiliate to a third party.

Under U.S. GAAP, deferred income taxes should be provided for a gain resulting from the issuance of shares in an affiliate to a third party. Such deferred income taxes are debited to equity when the related gain is recorded in equity, after utilizing net operating losses for tax purposes.
Under Israeli GAAP deferred income taxes should not be provided for the realization of investments in a subsidiary or in affiliates that management intends to retain.
Under U.S. GAAP deferred income taxes should be provided for the realization of investments in subsidiaries or in affiliates that management intends to retain.
The gain on sale of shares by affiliates, as described in Note 12B, is credited to equity. A tax liability that gives rise to tax benefits from the utilization of a current period loss and prior years’ carryforward losses, is allocated to the net income (loss) for the year. The remaining tax liability is debited to equity.
The aforementioned differences have no effect on the consolidated financial statements of the Company.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

D.   Treatment of deferred income taxes (cont.):
       A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2003	2002

	(in thousands)

Deferred tax liability from decrease in interest in affiliates	$-	$(14,684)
Temporary differences	-	643
Tax losses and deductions	-	1,294

Liabilities before valuation allowance	-	(12,747)
Valuation allowance	-	12,747

Net deferred tax liability	$-	$-

Deferred tax liability allocated to equity	$-	$(14,684)
Deferred tax assets allocated to income taxes	-	1,937

	$-	$(12,747)

A reconciliation of the theoretical tax expenses, assuming all income is taxable at the statutory rate (36%) applicable in Israel, and the actual tax expenses, is as follows:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Loss before taxes on income	$(500)	$(2,639)	$(2,650)

Theoretical tax benefits	(180)	(950)	(954)
Carryforward losses and other temporary differences, for which a valuation allowance was provided	180	950	859
Deferred taxes in respect of prior year’s losses	115	-	203
Others	-	11	95

Taxes on income in statements of operations	$(115)	$11	$203

E.	Loss per share:
	1.	According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

E.	Loss per share (cont.):

	2.	According to U.S. GAAP, basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings Per Share”.

F.	Convertible securities of subsidiaries and affiliates:

Under Israeli GAAP, when the exercise of convertible securities of subsidiaries or affiliates is deemed probable and a loss in respect of this dilution will result in the parent company, a provision for this loss is recorded.

Under U.S. GAAP, such a loss in the parent company is recorded when the conversion of the debenture or the exercise of a warrant actually occurs in the subsidiary

G.	Accrued severance pay:

According to Israeli GAAP, accrued severance pay is included in the balance sheet net, and income earned on funded amounts is deducted from the severance pay .

According to U.S. GAAP, accrued severance pay is included in the balance sheets at the total liability amount and at total amounts funded through provident fund and insurance policies. Income earned on the funded provision is added to funded severance pay.

The difference between the two methods described above is immaterial with respect to the consolidated financial statements of the Company.

H.	Goodwill amortization:

Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but usually not longer than 10 years.

Under U.S. GAAP, goodwill arising from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, on a straight-line basis over the estimated period of benefit. Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination occurring on or after July 1, 2001 shall not be amortized.
The difference between the two methods described above was immaterial in respect to the consolidated financial statements of the Company.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

I.	Dividend declared:
Under Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders' equity.
Under U.S. GAAP, the dividends are not recorded as a separate component in shareholders' equity.
On January 2, 2003, the Company declared $1,500 thousand cash dividend on its ordinary shares.
1,483 thousand were paid on the same date since the Company holds treasury shares.

J.	Negative goodwill:
Under Israeli GAAP, negative goodwill is amortized over the estimated period of benefit, but not longer than 10 years.
Under U.S. GAAP, negative goodwill arising from acquisitions prior to July 1, 2001 should be written off and recognized as the cumulative effect of a change in accounting principle when SFAS No. 142 is adopted.
The difference between the two methods described above was immaterial in respect to the consolidated financial statements of the Company

K.	Summarized financial information of 50% or less owned subsidiaries:

The following information summarizes supplemental information for the Company’s significant affiliates: Coresma and BrightCom in 2002, and Coresma, BrightCom and VIZ in 2001. As of March 1, 2004, Coresma ceased its operation and dismissed its employees.

	December 31,

	2003	2002

	(in thousands)

Current assets	$-	$5,439
Non-current assets	$-	$2,463
Current liabilities	$-	$(7,589)
Non-current liabilities	$-	$(8,933)

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

K.   Summarized financial information of 50% or less owned subsidiaries (cont.):

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Revenues	$-	$8,670	$29,935
Gross profit	$-	$3,385	$12,214
Loss from continuing operations	$-	$(10,567)	$(50,496)
Net loss	$-	$(10,567)	$(50,496)

L.	Recently issued accounting pronouncements:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”, and amended the Interpretation in December 2003. FIN 46 requires an investor with the majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities in which they are currently engaged and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

L.	Recently issued accounting pronouncements (cont.):

In May 2003, the FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial position or result of operations

M.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

On the consolidated statements of operations:

	Year ended December 31,

	2003	2002	2001

	(in thousands)

Net loss as reported, according to Israeli GAAP	$(385)	$(5,083)	$(13,101)
Gain from decrease in interest in affiliates	-	(1,212)	(3,449)
Excess loss over investments in affiliates	-	-	(1,816)

Net loss according to U.S. GAAP	$(385)	$(6,295)	$(18,366)

In the consolidated balance sheets:

According to U.S. GAAP the investments in affiliates amount as of December 31, 2003 and 2002 was $ 0.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(An Israeli Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12 -   EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (cont.):

N.   Basic and diluted net loss per share:

	Year ended December 31,

	2003	2002		2001

As reported according to Israeli GAAP
From continuing operations	$(0.04)		$(0.52)	$(0.56)

From discontinued operations	$-	$	- *	$(0.78)

Net loss	$(0.04)		$(0.52)	$(1.34)

Per U.S. GAAP
From continuing operations	$(0.04)		$(0.65)	$(1.77)

From discontinued operations	$-	$	- *	$(0.13)

Net loss	$(0.04)		$(0.65)	$(1.90)

*   Represents an amount lower than $0.01

NOTE 13 - SUBSEQUENT EVENTS:

A.	As to the shares issuance of up to 90% of the issued share capital of the Company to the shareholders of Technocross and other parties in February 2004 - see Note 1A3.

B.	As to the change of the Company name in February 2004 - see Note 1A7.

C.	As to the “split” and the changes in the Company’s authorized share capital - see Note 7D.

D.	As to the private placement of shares and warrants in March 2004 - see Notes 1A5.

E.	As to the private placement of shares and warrants in April 2004 - see Notes 1A6.

F.	As to the purchase of Araneo - see Note 1A8.

G.	As to the purchase of the CMTS, HMG and CMR technologies from Lucent - see Note 1A9.

H.	As to the agreement with a bank regarding Coresma’s debt - see Note 1A10.

I.	As to the selling of the Company’s treasury shares - see Note 7C.

J.	As to the issuance of a convertible note in June 2004 - see Note 1A11.

K.	As to the term sheet signed with several consultants - see Note 1A12.

L.	As to the establishment of Technoprises U.S.A. Inc. - see Note 1A13.

M.	As to the term sheet signed with Econor - see Note 1A14.

N.	As to the agreement between the Company, Unicorp and Cat4view - see Note 8C2.

CORESMA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

CORESMA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page

Consolidated Balance Sheets	F-54 - F-55

Consolidated Statements of Operations	F-56

Statements of Changes in Shareholders' Deficiency	F-57

Consolidated Statements of Cash Flows	F-58

Notes to Consolidated Financial Statements	F-59 - F-73

F-53

CORESMA LTD.

CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	213	29
Trade receivables (net of allowance for doubtful accounts of $ 674 as of December 31, 2003)	1,307	121
Other accounts receivable (Note 3) Work in progress (Note 4)	417 403	53 -
Inventories (Note 5)	681	20
Total current assets	3,021	223

LONG-TERM INVESTMENTS:
Severance pay fund (Note 8)	298	258

PROPERTY AND EQUIPMENT, NET (Note 6)	658	120

	3,977	601

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Short-term bank credit	2,825	4,467
Trade payables	2,618	2,303
Other accounts payable and accrued expenses (Note 7)	1,008	872

Total current liabilities	6,451	7,642

LONG-TERM LIABILITIES:
Accrued severance pay (Note 8)	394	333
Long-term loans from a shareholder (Note 9)	2,631	2,748
Convertible loans from shareholders (Note 10)	5,908	6,334

Total long-term liabilities	8,933	9,415

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' DEFICIENCY:
Preferred A shares of NIS 0.01 par value Authorized, issued and outstanding - 348,150 shares as of December 31 2002 and 2003 (Note 14):	1	1
Preferred B shares of NIS 0.01 par value
Authorized, issued and outstanding - 781,479 shares as of December 31 2002 and 2003 (Note 14):	2	2
Aggregate liquidation preference of $ 11,000 at December 31, 2002 and 2003	-	-
Ordinary shares of NIS 0.01 par value:
Authorized 48,870,371 shares as of December 31, 2002 and 2003 Issued and outstanding - 8, 547,605 shares as of December 31, 2002 and 2003	22	22
Additional paid-in capital	16,344	16,344
Deferred stock compensation	-	-
Accumulated deficit	(27,776)	(32,825)

Total shareholders' deficiency	(11,407)	(16,456)

	3,977	601

The accompanying notes are an integral part of the consolidated financial statements.

June 28, 2004

Date

CORESMA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands
	Year ended December 31,
	2002	2003

Sales (Note 15)	8,464	3,308
Cost of sales	5,169	1,902

Gross profit	3,295	1,406

Operating expenses:
Research and development, net	2,408	1,897
Selling and marketing	2,183	1,159
General and administrative	1,684	1,534

Total operating expenses	6,275	4,590

Operating loss	(2,980)	(3,184)
Financial expenses, net (Note 16b)	(745)	(1,242)

(expanses)	(3,725)	(4,426)
Other income (expenses), net (note 16a)	633	(623)

Loss for the year	(3,092)	(5,049)

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
U.S. dollars in thousands (except shares data)

	Ordinary shares		Preferred shares		Additional paid-in capital	Deferred Stock compensation	Accumulated deficit	Total shareholders' deficiency
	Shares	Amount	Shares	Amount
Balance as of January 1, 2002	8,547,605	22	1,129,629	3	16,344	(58)	(24,684)	(8,373)
Amortization of deferred stock ompensation	-.-	-.-	-.-	-.-	-.-	58	-.-	58
Loss for the year	-.-	-.-	-.-	-.-	-.-	-.-	(3,092)	(3,092)

Balance as of December 31, 2002	8,547,605	22	1,129,629	3	16,344	-.-	(27,776)	(11,407)

Loss for the year	-.-	-.-	-.-	-.-	-.-	-.-	(5,049)	(5,049)

Balance as of December 31, 2003	8,547,605	22	1,129,629	3	16,344	-.-	(32,825)	(16,456)

The accompanying notes are an integral part of the consolidated financial statements.

CORESMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Year ended December 31,
	2002	2003

Cash flows from operating activities:
Loss for the year	(3,092)	(5,049)
Adjustments required to reconcile
loss to net cash used in operating activities:
Accrued interest and erosion of long-term loans and convertible loans	381	353
Depreciation and impairment	639	561
Accrued severance pay, net	(8)	(21)
Amortization of deferred compensation	58	-
Decrease in trade receivables	1,982	1,186
Discount of convertible loan issued with warrants	189	190
Decrease (increase) in other accounts receivable	(82)	364
Decrease (increase) in work in progress	(403)	403
Decrease in inventories	187	661
Decrease in trade payables	(1,191)	(315)
Decrease in other accounts payable and accrued expenses	(200)	(136)

Net cash used in operating activities	(1,540)	(1,803)

Cash flows from investing activities:

Proceeds from sale of property and equipment	58	-
Purchase of property and equipment	(150)	(23)

Net cash used in investing activities	(92)	(23)

Cash flows from financing activities:

Short-term bank credit, net	(245)	1,642
Convertible loans from shareholders	155	-

Net cash provided by (used in) financing activities	(90)	1,642

Decrease in cash and cash equivalents	(1,722)	(184)
Cash and cash equivalents at the beginning of the year	1,935	213

Cash and cash equivalents at the end of the year	213	29

Supplemental disclosure of non -cash financing activities:

Cash paid during the year for Interest	218	308

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:- GENERAL

a. Coresma Ltd. (the "Company") was incorporated under the laws of Israel in 1994 under the name NetGame Ltd. On May 22, 2000 the name was changed to Coresma Ltd.. The Company, which operates in one reportable segment, designs, develops and markets software-based products which enable data over cable service providers to offer high speed data traffic connectivity to private and business end-users. The Company's products operate on existing coaxial cable television networks worldwide.
On March 1, 2004 the Company ceased its operation and dismissed all of its employees.

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

b. “Going Concern” –
The Company has experienced operating losses over the past years, resulting in a deficit equity position. Subsequent to the year end, the Company stopped all operations, dismissed all its employees and ceased to be a “going concern.”

The consolidated financial statements do not include all the adjustments that may be required to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the Company ceasing to be a “going concern.”

The Company has not fulfilled some of its commitments to suppliers, financial and government institutions, and others. No provisions were recorded for potential claims that may result.

Non-monetary assets were reduced to realization value according to information provided by former management.

c. The consolidated financial statements were, as of December 31, 2003 and for the year then ended, not audited nor reviewed by the Company’s auditors.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The majority of the Company's sales are made outside Israel in U.S. dollars. In addition, a substantial portion of the Company's cost are incurred in U.S. dollars. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances have been remeasured into U.S. dollars in accordance with Statement No. 52 "Foreign Currency Translation" of the Financial Accounting Standard Board ("FASB") All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as financial income or expenses, as appropriate.

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

e. Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.
Finished goods - on the basis of direct manufacturing costs.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

f. Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 – 33
Office furniture and equipment	6 – 20
Motor vehicles	15
Testing equipment	50
Leasehold improvements	Over the term of the lease

g. Revenue recognition:

Revenues from product sales are recognized, according to SOP 97-2, "Software Revenue Recognition" (as amended) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable and collectibility is probable. The Company does not generally grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires.

Revenue on development contracts is recognized according to the percentage of completion method, provided that milestones agreed upon are achieved, and where contract results can reasonably be estimated. Provisions for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

h. Research and development costs:

Research and development expenditures are charged to operations as incurred. FASB statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, the Company has charged all costs to research and development expenses in the consolidated statement of operations during the period incurre

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

i. Debt issued with stock purchase warrants:

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

l. Income taxes:

The Company accounts for income taxes in accordance with FASB statement No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m. Warranty costs:

The Company provides warranty up to 12 months, at no extra charge. A provision is recorded for probable costs, based on the Company's and management’s experience.

n. Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The majority of the Company's cash and cash equivalents are invested in dollar and dollar linked instruments with major
Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
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

o. Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25") and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” in accounting for its employee stock based compensation. Under APB-25, when the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

The Company applies FASB No. 123, "Accounting for Stock-Based Compensation" and EITF 96-18 “Accounting for Equity Instruments that are
Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services” with respect to options and warrants issued to non-employees. Statement No. 123 requires the use of option valuation models to measure the fair value of the warrants at the grant date.

p. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

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

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
Long-term loans - The carrying amounts of the Company's borrowing arrangements approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

NOTE 3: - OTHER ACCOUNTS RECEIVABLE
	December 31,

	2002	2003

Government authorities	31	28
Shareholders *)	74	80
Other	312	25

	417	133
Write off of shareholders	-	(80)

	417	53

*) Linked to the Israeli Consumer Price Index (“CPI”) and bearing interest at the rate of 4% per annum.

NOTE 4: - WORK IN PROGRESS

Cost of development contracts with customers capitalized until milestones are achieved and relative income accumulated (see also Note 2 g). During 2003 all costs were charged to operations.

NOTE 5:- INVENTORIES
	December 31,

	2002	2003

Raw materials and components	343	282
Finished goods	338	138

	681	420
Less: impairment of inventory	-	400

	681	20

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 6: - PROPERTY AND EQUIPMENT, NET
	December 31,
	2002	2003

Cost:
Computers and peripheral equipment	1,672	1,700
Office furniture and equipment	283	278
Testing equipment	107	107
Leasehold improvements	68	68

	2,130	2,153

Accumulated depreciation:
Computers and peripheral equipment	1,279	1,565
Office furniture and equipment	77	90
Testing equipment	78	101
Motor vehicles	-	-
Leasehold improvements	38	43

	1,472	1,799

Depreciated cost	658	354

Less: impairment of the equipment	-	234

	658	120

As for charges, see Note 11f.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees payroll accruals	661	603
Accrued expenses and other	181	70
Related parties	166	199

	1,008	872

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:- SEVERANCE PAY

The Company's liability for severance pay pursuant to Israeli law is fully provided by an accrual. Part of the liability is funded through insurance policies which are designated only for severance payments. The value of these policies is recorded as an asset in the Company's balance sheets.

NOTE 9:- LONG-TERM LOANS FROM A SHAREHOLDER

The loans are linked to the higher of the Israel Consumer Price Index (CPI) or the U.S. dollar plus LIBOR. Repayments will be at the rate of 25% of the Company's net income. In the event of an IPO or a private placement, in which the Company raises an amount exceeding $ 8,000, the unpaid balance of the loans will become due.

NOTE 10:- CONVERTIBLE LOANS FROM SHAREHOLDERS

a. In December 1998, the Company entered into an agreement with its shareholders pursuant to which certain of its shareholders provided a convertible loan to the Company in an aggregate amount of $ 2,500, in two installments in January and May 1999.

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

CORESMA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
  Equity investment of $ 2 m in Preferred shares of the Company.

  Aquisition of the Company or its business as defined in the agreement.

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

NOTE 11: - COMMITMENTS AND CONTINGENT LIABILITIES

a. The Company has not fulfilled some of its commitments and has not paid liabilities due. The Company did not record a provision for possible future claims and lawsuits that may arise as a result.

b. The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of The Chief Scientist in the Israeli Ministry of Industry and Trade (the “OCS”) aggregating to $ 519 for the Company’s research and development project. The Company is obligated to pay royalties to the OCS amounting to 3%-5% of the sales of the products and other related revenues generated from such project, up to the amount of the grants received, linked to the U.S. Dollar.

The Company paid all royalties due to The Chief Scientist up to the amount of $ 519. As yet, the Company has not received a final invoice from The Chief Scientist.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
c. In March 2002, the Company signed an agreement with Lucent to license a cable modem termination system (CMTS). The Lucent CMTS allows the Company to meet the needs of existing customers and target new prospects with a CMTS based on the industry standard, DOCSIS (Data Over Cable Systems Interface Specification). The Company intended to bring this product through standards qualification tests.

During the 4th quarter of 2003 Lucent informed some of the Company’s customers that they are not supporting the product, since the Company did not fulfill its obligations.

Furthermore, Lucent informed the company that its license would be cancelled.

The Company’s overdue liability to Lucent as of December 31, 2003 is in the the amount of approximately $ 1 million.

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

e. Litigation:

1) The Company is aware of the fact that entities have started legal proceedings against it after it ceased its operations.

The Company did not record a provision for possible future lawsuites.

2) On March 21, 2004 a financial claim of $291 thousand was filed by Castlenet Technology Inc. in the Magistrate’s Court of Tel-Aviv against the Company. Castlenet claims that the Company owes Castlenet $ 291 thousand for products that it provided to the Company and for which Castlenet claims that the Company has not paid. Castlenet claims that the court should “pierce the corporate veil” of the Company and thus responsible for the claimed amount.

No provision has been recorded for this claim.

f. Charges:

The Company placed a floating charge in favor of a bank on all Company assets.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12: - INCOME TAXES

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

In accordance with the law, during 1996 the Company's production facilities were granted "Approved Enterprise" status.

Pursuant to the aforementioned law, the Company has chosen the "alternative benefits" - waiver of Government grants in return for tax exemption. Income derived from the "Approved Enterprise" will be tax-exempt for a period of four years, commencing the first year taxable income is earned, and subject to a corporate tax at the reduced rate of 10%- 25%, for an additional period of three to six years (depending on the level of foreign investment in the Company). As the Company currently has no taxable income, these benefits have not yet commence

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits, as if the Company had not elected the alternative system of benefits (currently, 25% for an "Approved Enterprise"). The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval.

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment.

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

CORESMA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

d. Net operating losses carryforwards:

As of December 31, 2002, the Company had approximately $ 16 million of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date. The Company expects that during the period in which these tax losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses, and no deferred income taxes have been included in these financial statements.

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

NOTE 13: - RELATED PARTIES

a. The following transactions, are included in the financial statements as follows:

	Year ended December 31,
	2002	2003

General and administrative	70	80

Financial expenses	379	353

Other income (*)	(831)	-.-

(*) See also Note 11d.

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

b. Balances with related parties:
	December 31,

	2002	2003

Due from:
Other accounts receivable shareholders	74	(*)-

Due to:
Trade payables - affiliates	50	50

BVR Technologies Ltd	125	136

BVR Systems (1998) Ltd	38	64

Long-term loans from a shareholder	2,631	2,748

Convertible loans	5,908	6,334

(*) Accounts receivable from shareholders in the amount of 80 thousand were written off during the year.

NOTE 14:- SHARE CAPITAL

a.The Preferred A Shares and preferred B Shares entitle their holders to certain rights not granted to other shareholders holding Ordinary Shares, including certain Preemptive Rights to purchase new securities issued by the Company, rights of First Refusal and Co-Sale rights in relation to sale of securities by shareholders, certain anti-dilution rights in the event that the Company shall issue shares at a price per share lower than that paid by the Preferred shareholders, the right to veto certain resolutions and actions of the Company and liquidation preference.

All such rights expire and the Preferred Shares are reconverted into Ordinary Shares on the election of the majority of Preferred shareholders or upon the Company’s consummation of a Qualified IPO as defined in the investment agreement.

b. Stock option plan:

According to a board of directors’ resolution during 2002 the Employee Stock Option Plan was canceled.

As of December 31. 2003, the company’s outstanding options are as follows:

Option Outstanding	Exercise Price

262,460	0.35
485,130	1.72
236,709	8.62
791	10.24
985,090

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 15:- GEOGRAPHIC OPERATING INFORMATION

a. Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1 for a brief description of the Company's businesses. Revenues are attributed to geographic areas based on the location of the customers. Long-lived assets are not presented in the table below, since all long-lived assets are located in Israel.

	Total revenues
	Year ended December 31,
	2002	2003

Israel	99	68
Export:
Scandinavia	5,205	625
North America	2,064	1,905
Eastern Europe	395	272
Far East	648	210
Western Europe - (excluding (Scandinavia) and other	53	228

	8,464	3,308

b. Major customers data as a percentage of total revenues:

	2001	2002	2003

Customer A	56%	38%	21%

Customer B	16%	22%	11%

Customer C	7%	7%	7%

CORESMA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
NOTE 16:- SELECTED STATEMENTS OF OPERATING DATA

a. Other income (expenses):
	Year ended December 31,
	2002	2003

Waiver of a debt (also see note 11 d)	831	-

Impairment of equipment	(67)	(237)
Impairment of inventory	-.-	(400)
Decrease of costs of unexecuted public offering	17	-.-
Loss from disposition of assets	(57)	-.-
Others, net	(91)	14

	633	(623)

b. Financial expenses, net:

	Year ended December 31,
	2002	2003

Amortization of the discount of a convertible loan issued with warrants	189	190
Interest on long-term and convertible loans	381	353
Interest to the banks, net	308	380
Government Authorities	28	5
Others	(161)	314

	745	1,242

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

        We conducted our audits in accordance with auditing standards generally accepted in the United States and Israel, including those prescribed by the Israeli Auditors' Regulations (Auditors Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002 and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel and in the United States.

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

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
2002 ANNUAL REPORT

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
2002 ANNUAL REPORT

TABLE OF CONTENTS

Page
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - IN U.S.
DOLLARS ($) IN THOUSANDS:
Unaudited Balance sheets	F-99
Unaudited Statements of operations	F-100
Unaudited Statements of changes in shareholders’ equity	F-101
Unaudited Statements of cash flows	F-102
Notes to unaudited financial statements	F-103 - F-114

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands)

		December 31
	Note	2002	2001

Assets
CURRENT ASSETS:
Cash and cash equivalents		$1,623	$4,378
Short-term deposits		-	4,217
Prepaid and other current assets	4a	179	553
Inventories	4b	650	375

Total current assets		2,452	9,523

LONG-TERM ASSETS:
Long-term lease deposits		41	76
Property and equipment, net	3	1,466	1,941

Total long-term assets		1,507	2,017

Total assets		$3,959	$11,540

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit		$141	$22
Trade payables		327	563
Other accounts payable and accruals	4c	704	736

Total current liabilities		1,172	1,321

LONG-TERM LIABILITY-
Long-term bank credit			94

COMMITMENTS AND CONTINGENT LIABILITIES	10

Total liabilities		1,172	1,415

SHAREHOLDERS’ EQUITY:	7
Ordinary shares of NIS 0.01 par value; 50,000,000 shares authorized at
December 31, 2002 and 2001; 19,866,165 and 19,817,765 shares issued and outstanding at December 31, 2002 and 2001,
respectively.		49	49
Series A convertible preferred shares of NIS 0.01 par value;
10,000,000 shares authorized, 5,043,616 shares issued and
outstanding at December 31, 2002 and 2001		13	13
Additional paid-in capital		26,743	26,693
Deferred stock-based compensation		(260)	(347)
Accumulated deficit		(23,758)	(16,283)

Total liabilities and shareholders’ equity		2,787	10,125

		$3,959	$11,540

)

)

Date of approval of the consolidated financial statements February 11, 2003.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	2002	2001

REVENUES	$206
COST OF REVENUE	116

GROSS MARGIN	90
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES:
Research and development, other, net	4,589	$5,940
Amortization of non-cash stock-based compensation	9	142

Total research and development	4,598	6,082

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing, general and administrative, other	2,854	3,692
Amortization of non-cash stock-based compensation	78	180

Total marketing, general and administrative	2,932	3,872

OPERATING LOSS	7,440	9,954

FINANCIAL EXPENSES (INCOME) , net:
Financial income, other, net	(5)	(557)
Amortization of non-cash warrants	39	52

Total financial expenses (income)	34	(505)

OTHER EXPENSES	1	98

NET LOSS	$7,475	$9,547

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands, except share data)

	Ordinary shares		Preferred shares

	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total shareholders' equity

BALANCE AT JANUARY 1, 2001	12,885,504	32	-	-	8,600	(617)	(6,736)	1,279
CHANGES DURING 2001:
Issuance of series A preferred shares, net	-	-	5,043,616	13	14,978	-	-	14,991
Exercise of warrants	559,616	1	-	-	209	-	-	210
Exercise of options	18,000	*	-	-	-	-	-	*
Conversion of convertible loans into ordinary shares	6,354,645	16	-	-	2,749	-	-	2,765
Deferred compensation related to employee stock options grants	-	-	-	-	52	(52)	-	-
Compensation related to grant of warrants	-	-	-	-	52	-	-	52
Amortization of deferred stock-based compensation	-	-	-	-	-	322	-	322
Amounts assigned to options granted to none-employees	-	-	-	-	53	-	-	53
Net loss	-	-	-	-	-	-	(9,547)	(9,547)

BALANCE AT DECEMBER 31, 2001	19,817,765	$49	5,043,616	13	$26,693	$(347)	$(16,283)	$10,125
CHANGES DURING 2002:
Amortization of warrant granted in connection with line of credit	-	-	-	-	39	-	-	39
Exercise of options	48,400	*	-	-	-	-	-	*
Amortization of deferred stock-based compensation	-	-	-	-	-	87	-	87
Amounts assigned to options granted to non-employees	-	-	-	-	11	-	-	11
Net loss	-	-	-	-	-	-	(7,475)	(7,475)

BALANCE AT DECEMBER 31, 2002	19,866,165	$49	5,043,616	$13	$26,743	(260)	(23,758)	2,787

* Representing an amount less than $1,000.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,475)	$(9,547)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	715	539
Accrued severance pay, net of amount founded	-	(78)
Compensation related to grant of warrants	39	52
Amortization of deferred compensation related to
employee stock option grants	87	322
Amounts assigned to options granted to non-employees	11	28
Gain on sale of property and equipment	-	100
Interest on principle of long term Bank loans	6
Changes in operating assets and liabilities:
Prepaid and other current assets	409	44
Inventories	(275)	(177)
Deferred revenue	-	(142)
Accounts payable and accruals	(268)	88

Net cash used in operating activities	(6,751)	(8,771)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(240)	(1,556)
Amounts carried to long-term lease deposit		(17)
Proceeds from (acquisition of) short-term deposits, net	4,217	(721)
Proceeds from sale of property and equipment	-	49

Net cash provided by (used in) investing activities	3,977	(2,245)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net	-	15,016
Exercise of warrants	-	210
Proceeds from shareholders' convertible loans	-
Discharged of shareholders' convertible loans	-	(333)
Long-term loans received		94
Short-term bank credit, net and current maturities of long-term loans	19	22

Net cash provided by financing activities	19	15,009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,755)	3,993
CASH AND CASH EQUIVALENTS AT THE BEGINNING
OF THE YEAR	4,378	385

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$1,623	$4,378

The accompanying notes are an integral part of the unaudited consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

BrightCom Technologies Ltd. (“the Company”) is a fabless wireless communication semiconductor company, founded on August 17, 1998. The Company develops and markets silicon and software solutions for Personal Area Networking over the Bluetooth Wireless Standard.

The accompanying financial statements have been prepared assuming that BrightCom Technologies Ltd. will continue as a going concern. the Company has incurred losses and negative cash flows from operations since inception. For the period ended December 31, 2002, the Company incurred a loss from operations of approximately $ 23,758,000 and negative cash flows from operations of $ 6,751,000. Management expects operating losses and negative cash flows to continue for the foreseeable future for the year ended December 31,2002. Management is seeking additional debt and equity financing to fund operations, however, there is no assurance that management will obtain additional financing. Failure to successfully develop and market the product, to generate sufficient revenues could have a material adverse effect on the Company’s ability to continue as a going concern. The financial statemen ts do not include any adjustments that may result from the outcome of these uncertainties.

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

e. Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the "first-in, first-out basis".

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

m. Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and short-term deposits. Cash, cash equivalents and short-term deposits are maintained by major financial institutions in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

2) FAS 145

In April  2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections". Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of th is standard to have a material effect on its consolidated financial statements.

3) FAS 146

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal activities". FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emergency Issue Task Force ("EITF") No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31. 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - PROPERTY AND EQUIPMENT:

	December 31

	2002	2001

	In thousands

Cost:
Computers and peripheral equipment	$2,137	$1,969
Electronic equipment	183	119
Office furniture and equipment	261	277
Leasehold improvements	553	529

	3,134	2,894

Less-accumulated depreciation and amortization	1,668	953

	$1,466	$1,941

NOTE 4 - SUPPLEMENTARY BALANCE SHEET INFORMATION:
	December 31

	2002	2001

	In thousands

a. Prepaid and other current assets:
Institutions	$19	$91
Prepaid expenses	17	329
Employees	34	29
Others	109	104

	$179	$553

b. Inventories:
Finished products	$650	$375

	$650	$375

c. Other accounts payable and accruals:
Employees and payroll accruals	$473	$715
Accrued expenses	231	21

	$704	$736

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's pension and severance pay liability to their employees is covered mainly by purchase of insurance policies.

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

b. Redeemable convertible preferred shares

Redeemable convertible preferred Shares at December 31, 2002 consists of the following:
	Number of shares
			Proceeds, net of
	Authorized	Issued and outstanding	issuance costs

			In thousands

Series A, NIS 0.01 par value	10,000,000	5,043,616	14,991

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTE 8- STOCK OPTION PLANS:

a.   Employee options

The Company has adopted 2 share option Plans (the "Plans") under which 5,200,000 shares of the Company's common stock were reserved for issuance to employees, directors and consultants.

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 8- STOCK OPTION PLANS (continued)

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

NOTE 9 - INCOME TAXES :

a.   Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter - the law)

Under the law, by virtue of the "approved enterprise" status granted to certain production facilities, the company is entitled to various tax benefits, as follows:

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

b)   Tax exemption on income from approved enterprise in respect of which the company have elected the "alternative benefits" (involving waiver of investment grants); the length of the exemption period is 2 years, after which the income from these enterprise is taxable at the rate of 25% for 5 years.

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

3)   Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the company's fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprise. In the event of failure to comply with these conditions, the benefits may be cancelled and the company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

d.          On September 2002, pursuant to a new settlement, it has agreed between the parties that Coresma will pay an amount of $ 100,000 to cover the Company’s orders. It is also agreed that Coresma will not make any future use of the Company’s IP. Subject to the payment of the new settlement, the Company will waive all Coresma’s debt to the Company, as well as any other claims the Company may have with respect to its relationship with Coresma..

Through December 31, 2002, Coresma paid $ 50,000 and the remaining amount included in the accounts receivable balance.

BRIGHTCOM TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Articles of Association of the Company
4.1	Letter Agreement Re: TV Gate Business, dated December 17, 2003, between
Comverse Ltd. and Prosper Abitbol on behalf of Apros & Chay Technoprises Ltd.
4.2	Share Purchase Agreement, dated December 22, 2003, among BVR Technologies
Ltd., Technoprises Apros & Chay Ltd., Apros & Chay MB Ltd., Prosper Abitbol
and Avigdor Olshansky
4.3	Subscription Agreement, dated February 18, 2004, among the Company and the subscribers listed therein
4.4	Form of C-2004-FEB A Warrant, dated February 18, 2004, issued by the Company
4.5	Form of C-2004-FEB B Warrant, dated February 18, 2004, issued by the Company
4.6	Form of C-2004-FEB C Warrant, dated February 18, 2004, issued by the Company
4.7	Exclusive License Agreement, dated February 18, 2004, among Unicorp Ltd.,
Cat4view and Technoprises Apros & Chay Ltd.
4.8	Letter Agreement, dated March 1, 2004, between Comverse Ltd. and Prosper
Abitbol
4.9	Securities Purchase Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.10	Registration Rights Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.11	Letter Agreement, dated March 25, 2004, between the Company and Econor
Investments Corporation
4.12	Form of Class 2004-A Warrant, dated April 21, 2004, issued by the Company
4.13	Term Sheet, dated April 22, 2004, among the Company, EVR and Araneo Ltd.
4.14	Translation of Agreement dated May 20, 2004 between the Company and Bank Hapoalim
4.15	Warrant to Purchase Ordinary Shares, dated May 20, 2004 issued to Bank
Hapoalim
4.16	Joint Development and Technology Agreement, dated May 28, 2004, between
Lucent Technologies and the Company
4.17	Term Sheet, dated June 9, 2004, between the Company and Duncan Capital LLC
4.18	Agreement dated February 17, 2004, among TCM, Dr. Levanon and Dr. Lossos
4.19	Form of Convertible Note, dated July 23, 2004
8.1	List of material subsidiaries and jurisdictions of incorporation
10.1	Consent of Zir Haft, Certified Public Accountants (Isr.), BDO Member Firm
10.2	Consent of Barzily & Co.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.