Form 20-F
period 2004-12-31
BVR TECHNOLOGIES LTD
filed 2005-08-16
CIK 874516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 200 4
______________

TECHNOPRISES LTD.
(Exact Name of Registrant as Specified in its charter and Translation of Registrant's Name into English)

Israel
(Jurisdiction of incorporation or organization)

c/o: BRAUNSTEIN & CO., Law Offices
55 Hamasger Street, Tel Aviv 61571
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

157,182,579 Ordinary Shares

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

Item 17 |_|    Item 18 |X|

-i-

Cautionary Note About Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements. Technoprises, Ltd. urges you to consider that statements that use the terms “believe,”“expect,”“plan,”“intend,”“estimate,”“anticipate” and similar or corollary expressions are intended to identify forward-looking statements. These statements reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Forward-looking statements include statements about:

•  strategy;

•  the effect of receivership and the proceedings to appoint a liquidator;

•  the market demand for new products;

•  liquidity and sources of financing;

•  development of potential revenue sources;

; and

•  technological advances.

Forward looking statements may be found in the sections of this annual report entitled “Risk Factors,”“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this annual report. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements as a result of new information or future events.

As used in this annual report, the terms “we,”“us,”“our,” the “Company” and “Technoprises” mean Technoprises Ltd. and its subsidiaries, unless otherwise indicated.

PART I
Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Technoprises Ltd. was incorporated under the laws of the State of Israel in October 1986 under the name of "BVR Technologies Ltd." ("BVR"). In February 2004, pursuant to the terms of a Share Purchase Agreement previously entered into by BVR and the shareholders of TechnoCross Ltd. (formerly known as "Technoprises Apros & Chay Ltd., "TechnoCross"), a closely held company established under the laws of the State of Israel, BVR issued to the shareholders of TechnoCross a total of 88,539,309 ordinary shares of BVR, par value NIS 0.01 per share, which at the time constituted 90% of BVR’s issued and outstanding capital stock in consideration of the acquisition by BVR of all the issued and outstanding share capital of TechnoCross. At the time of the transaction, Technocross owned 100% of the outstanding share capital of Telematic-Cross Media Ltd. (“TCM”), which was established on June 17, 2003 and had no operations since establishment through the transaction except for an agreement that it signed with Comverse Technology, Inc. relating to the purchase of certain technologies. Prior to the acquisition, BVR was a non-operating pubic shell with no significant assets and liabilities. As the former shareholders of TechnoCross held a majority of the issued and outstanding shares of BVR following the acquisition, the transaction was accounted for as a "recapitalization" of TechnoCorss In April 2004, BVR's name was changed to "Technoprises, Ltd."

 The following selected consolidated financial data as of December 31, 2004 have been derived from Technoprises audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in United States. The consolidated selected financial data for the period from inception of TechnoCross (January 8, 2004) to December 31, 2004 have been derived from the consolidated financial statements included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5, Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

Historical Financial Information

Period from inception (January 8, 2004) to December 31, 2004
(in thousands, except per share data)
Consolidated Statement of Operation Data
U.S. GAAP:
Revenues	$190
Cost of Revenues	93
Gross profit	97
Software development costs	842
Purchased computer software	2,275
General and administrative expenses	13,857
Operating loss	(16,877)
Financial income (expenses), net	(2,194)
Other income (expenses)	(1,340)
Net loss	$(20,411)
Basic and diluted loss per share:	$(0.18)
Weighted average number of ordinary shares outstanding	113,612

As at December 31
(in thousands)
2004
Balance Sheet Data:
U.S. GAAP:
Working capital deficiency	$(3,579)
Total assets	527
Total liabilities	4,485
Shareholders’ deficiency	(3,958)

Recent Developments

On July 26, 2005, the District Court in Tel Aviv -Jaffa appointed a receiver for Technoprises Ltd. The receiver is Mr. Adi Braunstein, an Israel based attorney in private practice. The appointment of the receiver was made in response to a motion brought by certain holders of Technoprises’ 5% secured convertible debentures that were issued as of June 30, 2004 and that came due on June 30, 2005. Principal and accrued interest on these debentures in the amount of approximately $735,000, as well as approximately $87,000 in penalties, was due and owing as of June 30, 2005. Technoprises granted a first priority lien to the holders of the 2004 Debentures on all of its existing and future assets (including, without limitation, intellectual property) with respect to the principal, accrued interest and penalties.

The receiver’s mandate is to enforce the terms of these debentures. Accordingly, the receiver, subject to the approval of the District Court, is authorized to take all actions that he deems necessary or desirable toward that end. Within 30 days of his appointment, the receiver is required to file his report with the District Court as to his activities.

The holders of these debentures, together with former employees of EVR Entertainment Ltd., a wholly owned subsidiary of Technoprises, also filed a motion for the appointment of permanent liquidator for Technoprises, which motion is scheduled to be heard by the District Court on December 22, 2005.

At the time of the appointment of the receiver, no officer or director held office at Technoprises.

D. RISK FACTORS

Risks Relating to the Business of Technoprises

The appointment of a receiver for Technoprises and the pending motion to appoint a liquidator adversely affects the business of Technoprises and may result in its liquidation.

On July 26, 2005, the District Court in Tel Aviv granted a motion for the appointment of a permanent receiver for Technoprises. The motion to appoint a receiver was brought by certain holders of Technoprises’ 5% secured convertible debentures that were issued as of June 30, 2004 and that came due on June 30, 2005 (the "2004 Debentures"). The court appointed Mr. Mr. Adi Braunstein, an Israel based attorney, as a receiver for Technoprises for the stated purpose of enforcing the terms of these debentures. The legal proceedings that culminated in the appointment of Mr. Braunstein as a permanent receiver commenced in March 2005 when certain of the 2004 Debentures holders filed a motion with the District Court in Tel Aviv, Israel, for the liquidation of Technoprises and its wholly-owned subsidiary EVR Entertainment Ltd. ("EVR") and for the appointment of a liquidator. The former employees of EVR  joined these proceedings and supported the motions brought by the 2004 Debenture Holders. Concurrent with this suit, on April 11, 2005, counsel for the 2004 Debenture holders also filed with the court a separate motion for the appointment of a temporary and permanent receiver for our company and, after several months of litigation, Mr. Braunstein was appointed as a permanent receiver for Technoprises (the “Receiver”). The motion for the appointment of a permanent liquidator for Technoprises is pending and the District Court has set a hearing date of December 22, 2005 to consider this motion.

The principal amount and accrued interest on the 2004 Debentures became due and payable on June 30, 2005. Technoprises has not paid the principal and accrued interest of approximately $735,000 (as of June 30, 2005) on these debentures. In addition, the holders of the 2004 Debentures are entitled to penalties in the aggregate amount of $87,000 as of June 30, 2005 in respect of the delay in filing and effectiveness of a registration statement that Technoprises filed in October 2004 and that has not been declared effective. Technoprises granted a first priority lien to the holders of the 2004 Debentures on all of its existing and future assets (including, without limitation, our intellectual property) with respect to the principal, accrued interest and penalties. As the principal, interest and penalties with respect to the 2004 Debenture have not been satisfied, the holders of these debentures are entitled to foreclose on the Technoprises’ assets. In addition, certain of the 2004 Debentures loaned to Technoprises in December 2004 and in January 2005 the aggregate principal amount of $150,000 which, together with the accrued interest (at a per annum rate of 12.5%), stands at $161,000 at June 30, 2005. These amounts also became due and owing on June 30, 2005 and are not covered by the lien on our assets.

The Receiver’s mandate includes enforcing the terms of the 2004 Debentures to satisfy the amounts owing to the 2004 Debentures. The Receiver is investigating possible options with respect to the business of Technoprises, including resuming the operations of the business of Technoprises as conducted and reorganizing the business operations. Within 30 days of his appointment, the Receiver is required to file with the District Court a report as to his findings, specifying, among other things, his recommendations as to the future course of the company. Any decision that will eventually be taken by the Receiver is subject to the approval of the District Court. In addition, if the District Court grants the pending motion to appoint a permanent liquidator for Technoprises, then it is likely the liquidator will liquidate the remaining assets of Technoprises in order to satisfy all outstanding debts in accordance with Israeli law. The foregoing developments will continue to have a material adverse effect on the prospects of Technoprises for resuming its operations and may result in the liquidation of the company.

Technoprises will need to raise significant capital in order to resume significant business operations and the failure to raise needed funds may result in its liquidation.

Since the commencement of legal proceedings by the 2004 Debentures in March 2005, Technoprises has significantly scaled back its operations. Except for the distribution of computer hardware from leading computer equipment companies to resellers and systems integrators, a new business that it entered into as of January 2005, the business of Technoprises since its recapitalization in February 2004 has been substantially discontinued on or about the time of the commencement of legal proceedings in March 2005. The drain of scarce capital resources to the defense of these proceedings diverted funds that would have otherwise been utilized in the business and in the creation of revenue generating projects. The revenues of $190,000 that Technoprises recorded for the year ended December 31, 2004 were primarily attributable to the business that it conducted through EVR. As the business conducted through EVR was substantially discontinued on or about the commencement of these legal proceedings in March 2005, it is not anticipated that there will be any significant revenues generated by these activities in 2005. In addition, Technoprises owes significant amounts to third parties other than to the holders of the 2004 Debenture. Technoprises’ cash and cash equivalent resources at December 31, 2004 were approximately $151,000. As of June 30, 2005, Technoprises’ cash resources were virtually non-existing. Certain of the holders of the 2004 Debentures advanced loans to the company to enable it to file this annual report on Form 20-F and to take other actions required to maintain the company’s formal corporate existence.

Accordingly, in order to resume operations of Technoprises as the company has been operated since its recapitalization and to satisfy current amounts owed to the holders of the 2004 Debenture as well as to other third parties, Technoprises will need to raise additional capital in significant amounts. Technoprises currently has no financing commitment for these amounts and non assurance can be given that it will be able to raise the funds needed to resume operations and satisfy amounts owed to third parties on commercially acceptable terms (or at all). In addition to raising significant capital, the resumption by Technoprises of significant operations of will require the successful reorganization of its business in receivership. This is a process substantially similar to reorganization provisions of Chapter 11 under the laws of the United States and no assurance can be given that Technoprises will successfully complete these transactions.

Until the resignation on July 12, 2005 of Mr. Prosper Abitbol, Technoprises' then sole officer and director and President since February 2004, Technoprises’ primary business focus during 2005 has been the distribution of computer hardware from leading computer equipment and software companies to resellers and systems integrators worldwide for inclusion in their product offerings (the ""B2B Business"). Technoprises entered into the B2B Business in January 2005. This business is conducted through Tegrasoft Ltd. ("Tegrasoft"), an Israeli based 75% owned subsidiary. While the cash flow generated by Tegrasoft’s operations cover its basic capital requirements, there is no expectation that Tegrasoft will generate significant revenues.

The reports of Technoprises’ independent registered public accounting firm for the fiscal year 2004 includes a going-concern qualification, which indicates an absence of obvious or reasonably assured sources of future funding that will be required by Technoprises to maintain ongoing operations. If Technoprises is unable to obtain additional funding, it will not be able to resume operations as conducted since the recapitalization.

The going concern qualification, together with the uncertainty presented by the receivership and the pending motion to appoint a permanent liquidator for Technoprises, makes it more difficult for Technoprises to raise funds for a reorganization of the company and its business.

Corporate Actions taken by former management of Technoprises may not have been taken in accordance with Techoprises’ Articles of Association and, if the District Court voids these transactions, Technoprises may be subject to further litigation and other material adverse developments.

Upon taking office, the Receiver has discovered that certain corporate actions taken by Technoprises’ former management in the course of 2005 may not have been taken in accordance with Technoprises’ Articles of Association. In particular, the company’s Articles of Association required that Technoprises’ board of directors contain at least four directors. All of Technoprises directors resigned in November 2004 and as of February 2005 Mr. Adam Ofek, the last remaining director other than Prosper Abitbol, resigned from all positions with the company. Accordingly, certain of the transactions conducted by Technoprises within the last eight months may be voidable by the District Court (who is overseeing the receivership of Technoprises). These transactions many include certain aspects of the B2B Business conducted through Tegrasoft.

Additionally, if the District Court appoints a liquidator for Technoprises, under Israeli law the Liquidator will be required to examine transactions previously concluded by Technoprises former management. Any of the foregoing developments may result in further litigation against Technoprises’ or members of former management.

Continuing debt obligations and other amounts owed could impair any prospects of resuming Technoprises operations or undertaking any other reorganization of the Technoprises’ business.

As of June 30, 2005, Technoprises was required to pay down approximately $100,000 in principal amount and accrued interest owed to Bank Hapoalim, which amount has not been paid as of the filing of this annual report on Form 20-F.

Additionally, as of December 31, 2004 Technoprises was obligated to pay liquidating damages in the aggregate amount of approximately $1,382,000 in respect of the failure to timely register for resale the shares that it sold in private placements that were conducted in March and April of 2004. This amount has increased with time and as of June 30, 2005, the amount of liquidated damages is approximately $2,327,000.

As of December 31, 2004, Technoprises recorded a contingent liability of $430,000 in respect of an amount that may be payable to Comverse Technologies Ltd. in connection with the acquisition of the iTVGate technology in 2004, the development of which has been substantially discontinued in 2005.

There is substantial risk, therefore, that the existence and extent of the obligations described above could adversely affect decisions taken by the Receiver with respect to resuming operations of Technoprises as presently constituted or the prospects of raising additional capital.

Technoprises undertook obligations to third-parties to register their Technoprises shares for resale and the failure to do so has resulted in significant liquidated damages.

Technoprises granted certain investors rights to register their ordinary shares within a specified time period. Technoprises undertook to file a Form F-1 registration statement with the Securities and Exchange Commission for the shares the selling shareholders purchased from it in March 2004, no later than April 2, 2004. Technoprises did not file the required registration statement until September 9, 2004 and therefore, pursuant to the Subscription Agreement with the selling shareholders, it is obligated to pay them liquidated damages in an amount equal to 2% for each thirty days of delay or part thereof of the greater of the market value of their shares and the purchase price they paid for such shares and their warrants.

Technoprises also undertook to file a Form F-1 registration statement with the Securities and Exchange Commission for shares purchased from it by a group of investors on April 21, 2004, no later than May 19, 2004. Technoprises did not file the required registration statement by such date and therefore, pursuant to the Registration Rights Agreement with these shareholders, it became obligated to pay them liquidated damages in an amount equal to 2% of the purchase price they paid for each thirty days of delay or part thereof, or if subsequent to effectiveness of the registration statement, the right of these shareholders to sell pursuant to this registration statement is suspended for periods beyond those permitted by our agreements with them.

On July 23, 2004 Technoprises raised $900,000 through the issuance of the 2004 Debentures. Technoprises agreed to register these shares within 45 days of the issuance of these notes. Technoprises did not file the required registration statement until September 9 2004 and since such registration statement has not been declared effective within the required specified period (120 days after issuance of the notes), pursuant to the subscription agreement with the selling shareholders, it became obligated to pay these investors liquidating damages of 1% of the aggregate unpaid amount of the notes for the first 45 days after the required filing or required effective date and an additional 1% for each thirty days thereafter (or part thereof

As of December 31, 2004, it owed an aggregate of $1,415,000 in liquidated damages in respect of the delay in registering these shares. As of July 31, 2005, this amount stands at approximately $2,409,000.

Some of the holders to whom we owe these liquidated damages have demanded payment or otherwise threatened legal action. Technoprises may not be able to continue the registration process with respect to the resale of these shares as such action may be deemed to be preferential treatment of such creditors under Israeli law and thus prohibited. The liquidated damages incurred to date could materially adversely affect any decision undertaken by the Receiver with respect to the resumption of business operations or the reorganization of the company.

Technoprises has a limited operating history upon which you can base your investment decision.

Technoprises is the result of the combination between BVR Technologies Ltd., which divested substantially all of its assets through 2003, and TechnoCross, which was a closely held developmental stage company with no operating history and no current revenues at the time of the combination. There is no guarantee that Technoprises will be able to successfully develop products and generate revenue in the future from the sales of such products. There is no assurance that if it develops a product that will generate revenues that Technoprises will be able to maintain such potential market share over time or that it will be able to develop additional products.

The telecommunications industry is highly competitive and these competitive pressures may hamper or impede any successful resumption of Technoprises business as presently constituted.

Competition in the telecommunications industry is intense and is expected to increase. Barriers to entry are minimal, and competitors are able to launch new sales forces at a low cost. Competition is likely to result in price reductions, reduced margins and loss of market share. Competitors vary in size, geographic scope, industries served and breadth of the products and services offered. Some of Technoprises competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do.

If the Receiver decides to resume significant operations of Technoprises’ business, then Technoprises will encounter aggressive competition from numerous and varied competitors in all areas, and these competitors may target key market segments. If Technoprises resumes operations as presently constituted, it will compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution, range of products and services, account relationships, customer service and support and security. If any future products, services, support and cost structures do not enable it to compete successfully based on any of those criteria, it could harm its future operations, results and prospects.

Many of Technoprises’ potential competitors may have greater financial, technical, marketing and/or other resources and experience and greater name recognition than it has. In addition, many of these players may have established relationships with one another and with potential suppliers and buyers and may have extensive knowledge of the industry. Current and potential competitors have established or may establish cooperative relationships with third parties to increase the ability of their products to address customer needs. Accordingly, our competitors may develop and rapidly acquire significant market share.

The development and success of our cable modem termination systems, one of Technoprises key lines of business since the recapitalization, has been significantly impaired by the non-delivery of certain software and related source codes.

The development of the cable modem termination systems conducted through EVR was significantly premised on the grant to Technoprises by Lucent Technologies, Inc. of certain licenses to Lucent’s cable modem terminations systems technologies as well as the development and delivery to Technoprises of certain software and related source codes. Technoprises entered into an agreement with Lucent in May 2004 for the development of these items. Under the agreement with them, the company undertook to make certain payments to them and remit to Lucent certain royalties from the proceeds of these systems. As Technoprises did not receive the software and related codes, it suspended payments to Lucent under such agreement and advised them of a breach under the agreement and demanded that they cure the breach. In response, Lucent advised Technoprises that it was in breach of the agreement and threatened to terminate it. The Receiver does not currently anticipate receiving the contracted for software. The software was contemplated to serve as the core technology underlying Technoprises cable modem termination systems. The non-delivery of thee software and related codes from Lucent has resulted in a material adverse effect on the development of cable modem termination business.

If the Receiver decides to resume operations of Technoprises (subject to the approval of the District Court), the Israeli market will key to any future revenue growth, and political instability in this market could reduce revenue and seriously harm future business.

If the Receiver elects to resume operations of Technoprises (as they have been conducted), which action is subject to the approval of the District Court, then it is expected that Technoprises will be dependent, to a large extent, on the Israel market. Adverse political changes in Israel may harm any future business.

The international markets, and in particular the Middle East region, are subject to political and economic instability, which may interfere with any plans to reorganize Technoprises.

The international markets in which Technoprises expects to operate are subject to risks, including:

            •  fluctuations in regional economic conditions;

            •  political instability;

            •  the threat of terrorist attacks;

            •  conflicting and changing legal and regulatory requirements;

            •  significant changes in tax rates and reporting requirements;

            •  the loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

            Fluctuations in currency exchange rates.

To the extent significant currency fluctuations occur in Euro/Dollar currencies, our revenues and profits would be affected. Currently, we do not hedge our exposure to foreign currency fluctuations.

General economic uncertainty may reduce spending for B2B Business marketing.

The revenue growth and profitability of the B2B Business, which is the current primary business of Technoprises since January 2005, depends significantly on the overall demand for business-to-business services marketing and selling in area of connect computing market and media online marketplace services. The markets for these services are subject to the potentially negative impact of a number of factors, including reductions in marketing expenditures by suppliers and the overall weakening of global economies. These factors may give rise to a number of market trends that adversely affect our business and revenues.

Issuance of additional shares will further dilute the interest of shareholders.

Since the recapitalization in February 2004, Technoprises issued a significant number of its ordinary shares to investors in order to fund operations and acquisitions. Technoprises also issued significant amount of shares to service providers. Technoprises may attempt to satisfy many of its outstanding obligations through the issuance of additional shares. Issuances of these shares will have a substantial dilutive effect on shareholders.

Technoprises may have breached its obligation to purchase directors’ and officers’ liability insurance for the former directors of BVR Technologies pursuant to the Share Purchase Agreement under which it acquired Technocross, which may result in litigation against Technoprises and its shareholders for the cost of such insurance and/or indemnification.

Pursuant to the Share Purchase Agreement under which Technoprises acquired Technocross, it agreed to purchase, effective as of the closing date, directors’ and officers’ liability insurance covering all persons who were officers and/or directors of BVR since October 1, 1998. The Company agreed to carry such insurance for so long as any such person may be subject to a claim by virtue of being an officer or director of BVR Technologies, which under Israeli law is seven years. Technoprises has not purchased such D&O insurance. The provisions of the Share Purchase Agreement regarding the D&O insurance is enforceable against Technoprises and our shareholders. The cost of such a suit to enforce the D&O insurance provision of the Technocross Share Purchase Agreement could be significant barrier to the resumption of Technoprises business or its reorganization.

Technoprises’ independent auditors have noted material weaknesses with respect to its internal controls over financial reporting and given its limited financial resources, it is unable to take remedial action and, accordingly, there is a possibility that Technoprises may not be able to file in the future accurate reports with the SEC which could result in the delisting of Technoprises from the OTCBB thereby limiting Technoprises’ ability to obtain future financing.

In connection with the audit of Technoprises financial statements for the year ended December 31, 2004, Ziv Haft, Certified Public Accountants (Isr) BDO Member Firm, our independent registered public accounting firm (“Ziv”) noted that there were material weaknesses in its controls over financial reporting under standards established by the Public Accounting Oversight Board regarding several issues. The issues raised by Ziv relates to the following: (i) the fact that it did not have an internal controller (or an individual filling that role) on a permanent basis, (ii) the high turn-over rate of its internal accounting staff over the past 12 months, (iii) the lack of segregation of duties and (iv) the unnecessarily complex nature of its business structure.

Technoprises is unable to take any remedial action. If Technoprises is unable to accurately report its future financial reports, there is a possibility that it may be unable to file required reports in the future and, as a result, it may be delisted from the OTCBB.

Failure to maintain effective internal controls in accordance with section 404 of the sarbanes-oxley act of 2002 could have a material adverse effect on the prospects of resuming business operations.

Beginning in fiscal 2006, Technoprises will be required to perform an annual evaluation and testing of its internal controls over financial reporting to allow management and its independent registered public accounting firm to report on the effectiveness of those internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC. Technoprises’ testing, or the subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses. Technoprises compliance with Section 404 will require that it incur substantial accounting expense and expend significant management efforts. If is not able to comply with the requirements of Section 404 in a timely manner, or if it or its independent registered public accounting firm identifies deficiencies in internal controls over financial reporting that are deemed to be material weaknesses, the market price of Technoprises ordinary shares could further decline, and it could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Risks Related to Operations in Israel

Technoprises is headquartered in Israel and therefore its results of operations may be adversely affected by political, economic and military instability in Israel.

Technoprises' principal offices were located in Israel and in any successful reorganization of Technoprises will likely result in its principal offices continuing to be in Israel. Therefore, political, economic and military conditions in Israel directly affect Technoprises and are expected to continue doing so. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. No prediction can be made as to the effect on Technoprises of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect Technoprises results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit Technoprises ability to make sales in those countries.

It may be difficult to enforce a U.S. judgment against Technoprises.

Because substantially all of Technoprises assets are located outside the U.S., a judgment obtained in the U.S. against Technoprises may not be collectible within the U.S.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. See "Enforceability of Civil Liabilities" for additional information about the difficulty in enforcing a judgment under U.S. securities laws in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Technoprises, which could prevent a change of control and therefore depress the price of Technoprises shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause Technoprises’ ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of the company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of Technoprises may be unable or unwilling to do so because of these provisions of Israeli law. These provisions may limit the price that investors may be willing to pay in the future for Technoprises’ ordinary shares.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Technoprises is incorporated under Israeli law. The rights and responsibilities of holders of Technoprises’ ordinary shares are governed by our memorandum of association, the articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Relating to Technoprises’ Capital Structure

If the market price of the ordinary shares continues to be highly volatile, the value of an investment in our ordinary shares may decline.

The market price of Technoprises ordinary shares has been and may continue to be highly volatile. The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the ordinary shares. In addition, sales of substantial amounts of Technoprises’ ordinary shares in the public market could lower the market price of these shares.

Technoprises ordinary shares have a very low trading volume on the over-the-counter market that will make it difficult investors to sell shares in large amounts quickly and without significant price discount.

Technoprises ordinary shares trade on the over-the-counter bulletin board. Very often, none of these ordinary shares will trade. Consequently, because of such a low trading volume, investors who own these ordinary shares in amounts grater than our daily average volume may find it difficult to liquidate his or her position quickly and without a significant price discount, and such investors would lose a significant portion of their investment because of such low trading volume.

Substantial future sales of Technoprises ordinary shares may depress their market price.

If our shareholders sell substantial amounts of Technoprises ordinary shares in to the market, the market price of these shares may fall. As of August 12, 2005 there were 191,182,573 of ordinary shares issued and outstanding, a relatively large number compared to the trading volume of Technoprises ordinary shares. The overwhelming majority of these shares are currently eligible for sale under Rule 144. Therefore, any attempt by Technoprises’ shareholders to sell a significant amount of shares, including those registered pursuant to this registration statement, might result in a further decline in Technoprises share price.

A limited number of Technoprises shareholders are in a position to significantly influence matters requiring a shareholder vote. This may adversely affect the market price of the ordinary shares.

Apros and Chay MB Ltd. controls approximately 25% of the outstanding ordinary shares, BPI Inc. controls approximately 18% of our outstanding ordinary shares and Avigdor Olshansky controls approximately 6% of our outstanding ordinary shares. There is a written agreement between Apros & Chay MB Ltd. and Avigdor Olshansky to vote their shares together on matters presented for a vote by the shareholders.

If these shareholders vote their shares together, they will have sufficient voting power to significantly influence outcome of any vote to:

•	elect all of our directors;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets

As a result, Avigdor Olshansky together with Apros &Chay MB, Ltd. and/or BPI can exert significant influence over decisions affecting Technoprises while this agreement is in effect. This concentration of ownership of the ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect the share price of Technoprises’ stock.

Technoprises ordinary shares have a very low trading volume on the over-the-counter market that will make it difficult investors to sell shares in large amounts quickly and without significant price discount.

The ordinary shares trade on the over-the-counter bulletin board with relatively low daily average trading volume. Very often, none of these shares will trade. Consequently, because of such a low trading volume, investors who own our ordinary shares in amounts grater than the daily average volume may find it difficult to liquidate his or her position quickly and without a significant price discount, and such investors would lose a significant portion of their investment because of such low trading volume.

Technoprises did not provide certain required audited financial statements in its annual reports on Form 20-F for the years ended December 31, 2003 and 2002. These deficiencies could limit its ability to raise capital, to register shares and could impact the trading of its securities.

BrightCom Technologies Ltd. was a significant equity investment of Technoprises predecessor, BVR Technologies, for the years ended December 31, 2002 and 2001. As such, under Rule 3-09 of Regulation S-X, Technoprises was required to provide separate audited financial statements of BrightCom Technologies Ltd. as of and for the years ended December 31, 2002 and 2001. The financial statements of BrightCom Technologies Ltd. included in the annual reports on Form 20-F for the years ended December 31, 2003 and 2002 are unaudited. In 2003, BrightCom ceased its operations, it does not have active management in place and Technoprises could not obtain access to relevant materials, facts and details or obtain required explanations regarding certain issues that were unclear in order to complete an audit. Therefore, Technoprises could not obtain an audit of BrightCom’s financial statements for the years ended December 31, 2002 and 2001. As a result, Technoprises annual reports on Form 20-F for the years ended December 31, 2003 and 2002 are considered deficient. This deficiency could result in Technoprises inability to register shares held by existing shareholders and to raise additional capital. It also could impact the ability of its shares to continue to trade on the Over The Counter Bulletin Board market.

Technoprises shares are subject to the "penny stock" rules of the SEC and the trading market in its securities is limited, which makes transactions in such stock cumbersome and may reduce the value of an investment in Technoprises shares.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

You should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

·	control of the market for the security by one or a few broker-dealers;

•	"boiler room" practices involving high-pressure sales tactics;

•	manipulation of prices through prearranged matching of purchases and sales;

•	the release of misleading information;

•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•	dumping of securities by broker-dealers after prices have been manipulated to a desired level, which hurts the price of the stock and causes investors to suffer loss.

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Technoprises was incorporated under the laws of the State of Israel in October 1986 under the name of "BVR Technologies Ltd." ("BVR"). Beginning with its inception in 1986, BVR was engaged in the development, manufacture and marketing of advanced training and computer-based simulation systems for military applications. In 1998, BVR completed a spin-off of its defense-related activities and became a management company with commercial portfolio companies. BVR made five investments in high-technology companies and divested these investments between 2001 and 2003 through the distribution of assets and cash dividends to its shareholders and sales of assets to third parties.

In December 2003, BVR entered into a Share Purchase Agreement with the shareholders of TechnoCross Ltd., a closely held company, pursuant to which BVR completed the purchase in February 2004 all of the issued and outstanding share capital of TechnoCross. In consideration of such acquisition, BVR issued to the shareholders of TechnoCross a total of 88,539,309 ordinary shares of BVR, par value NIS 0.01 per share, which at the time constituted 90% of BVR’s issued and outstanding capital stock. The transaction was accounted for as a recapitalization of TechnoCross.

TechnoCross was formed as an Israeli private company in January 2004. At the time of the transaction, Technocross owned 100% of the outstanding share capital of Telematic-Cross Media Ltd. (“TCM”), which was established on June 17, 2003 and had no operations since establishment, except as described below under the caption "Overview of Business Operations---Content Delivery Business". Prior to the acquisition, BVR was a non-operating public shell company with no significant assets and liabilities.

In April 2004, the Company's name was changed by the Israeli companies registrar to "Technoprises, Ltd."

 The Transaction Between BVR and TechnoCross.

In connection with the consummation of the recapitalization described above, the shares that were issued by BVR issued were distributed as follows:

•  48,500,000 ordinary shares were issued to Apros & Chay MB, Ltd.;

•  8,780,264 ordinary shares were issued to Avigdor Olshansky.;

•	ordinary shares that were otherwise issuable in consideration for all of the shares of TechnoCross were instead issued by BVR, as follows:

1.	7,500,000 ordinary shares were issued in a private placement to four investors at a purchase price of $0.09 per share.
2.	2,250,000 ordinary shares were issued to Comverse Ltd; and
3.	21,509,045 ordinary shares were issued to certain other people and entities who have contributed technologies, know-how or services to TechnoCross or its subsidiaries.

B. CURRENT BUSINESS OVERVIEW

General

Technoprises operates in the telecommunications field., which it has been engaged in since only February 2004. Until the appointment of the Receiver in July 2005, Technoprises was primarily engaged in the marketing and distribution of computer related products and services worldwide that enable resellers and integrators to build their information-technology and Internet infrastructures. Technoprises distributes a broad range of computer hardware from leading computer equipment and software companies to resellers and systems integrators worldwide for inclusion in their product offerings ("B2B Business"). These include enterprise systems (servers, storage, workstations, and networking products), client systems (notebook and desktop computer systems), printing and imaging systems, software and peripherals, and global services.

Technoprises based in Tel-Aviv, Israel.

Since its inception (and recapitalization in February 2004), Technoprises has also been engaged in the following areas: the design of software for management of digital content and media, facilitating the capture of media content and its storage, retrieval and distribution independently of the devices used for the process and the design of cable modem termination systems. Each of these businesses is conducted through separate subsidiaries.

Appointment of a Receiver

On July 26, 2005, the District Court in Tel Aviv granted a motion for the appointment of a permanent receiver for Technoprises. The motion to appoint a permanent receiver was made by and certain other holders of Technoprises 5% secured convertible debentures issued as of June 30, 2004 that came due on June 30, 2005 (the "2004 Debentures"). The court appointed Mr. Mr. Adi Braunstein, an Israel based attorney, as the receiver of Technoprises for the purpose of enforcing the terms of the 2004 Debentures. The legal proceedings that culminated in the appointment of Mr. Braunstein as the permanent receiver commenced in March 2005 when certain of these debenture holders, filed a motion with the District Court in Tel Aviv, Israel, for the liquidation of our company and for the appointment of a temporary court appointed liquidator. These proceedings are discussed at length in Item 8 (Legal Proceedings). There is also currently pending before the District Court in Tel Aviv a separate motion by the 2004 Debenture Holders to appoint a permanent liquidator for Technoprises. The District Court has set a hearing date of December 22, 2005 to consider this motion.

By their terms, the principal amount and accrued interest on the 2004 Debentures became due and payable on June 30, 2005. Technhoprises has not paid the principal and accrued interest of approximately $735,000 (as of June 30, 2005) on these debentures. In addition, the Company owes to the holders of the 2004 Debentures penalties in the aggregate amount of $87,000 as of June 30, 2005 in respect of the delay in filing and effectiveness of a registration statement that it filed in October 2004 that has not been declared effective. Technoprises granted a first priority lien to the holders of the 2004 Debentures on all of its current and future assets (including, without limitation, our intellectual property) with respect to the principal, accrued interest and penalties. As the principal, interest and penalties have not been paid, the 2004 Debenture are entitled to foreclose on and liquidate the assets of Technoprises in order to satisfy these obligations. In addition, certain of the 2004 Debentures loaned to Technoprises in each of December 2004 and in January 2005 the principal amount of $75,000 which, together with the accrued interest (at a per annum rate of 12.5%), stands at $161,000 at June 30, 2005. These amounts are not covered by the above referenced lien.

The principal task of the Receiver is to enforce the terms of the 2004 Debentures.

Status of Technoprises

Except for the B2B Business discussed below, since the commencement in March 2005 of the legal proceedings that culminated in the appointment of the Receiver, Technoprises has substantially discontinued the operations that it conducted since the recapitalization in February 2004. Except for the B2B Business, Technoprises currently does not conduct any significant operations. In order to resume significant operations as presently constituted, Technoprises will need to raise additional significant amount of capital. We are subject to significant business risks.

Certain of the 2004 Debentures have advanced funds to Technoprises since the appointment of the Receiver for the limited purpose of enabling Technoprises to file this annual report on Form 20-F and to conduct other activities that are intended to enable Technoprises to maintain its formal corporate existence. The Receiver is investigating possible options with respect to the business of Technoprises, including resuming the operations of the business of Technoprises or reorganizing the business operations. Any decision that will eventually be taken by the Receiver is subject to the approval of the District Court. In addition, if the District Court grants the pending motion to appoint a permanent liquidator for Technoprises, then it is likely that this development will result in the liquidation of the company for the purpose of satisfying all outstanding debts. The foregoing developments will continue to have a material adverse effect on the prospects of Technoprises for resuming its operations and may result in the liquidation of the company. See “Risk Factors”.

Telecommunications Industry

In the traditional-PC market, companies’ products have largely become commoditized, with constant downward price pressure (and narrowing profit margins) being the result. However, there remain markets for innovative new products, like tablet PCs and ultra-minimal desktops that are not yet fully commoditized.

After the tech bust of the early 2000s, the demand for computers of all flavors, from servers to PCs, evaporated as companies around the world found themselves with too much computer hardware on their hands and cash-strapped consumers became reluctant to buy or upgrade PCs. However, home users turned the tide in 2003-04, buying powerful new machines to handle photo, video, and other demanding applications.

Industry Trends

Outsourcing

In the hardware world, an increasing number of manufacturers are outsourcing product and component development and manufacturing overseas. Some companies are only doing top-level design in the United States, leaving production and more basic design tasks to cheaper labor in the Philippines, China, and elsewhere. Increasingly, the task of Technoprises companies is to be expert in marketing and distribution while simply outsourcing manufacturing and portions of the design work—the logical extreme of this trend is IBM’s 2004 sale of its PC division to Lenovo of China.

PCs (Desktop and Laptop)

The PC market is perhaps the most visible segment of the high-tech hardware market, with computers becoming more and more common at work, home, labs, and school. Established players here include Dell, Hewlett-Packard, and Apple, which make desktop and portable computers, many of which are powerful enough to replace high-end specialized workstations and to use for 3-D rendering, molecular modeling, computer-aided design (CAD), and video editing. Portable computers represent a growing overall share of the personal computer market.

Peripherals

A peripheral is usually understood to be an external product added to a computer, such as a new mouse, speakers, or memory stick (think manufacturers like Kensington, Logitech, and KeyTronic), all the way up to monitors, scanners, and printers. However, a peripheral can also be something added into a computer, such as a 3-D video card or an internal modem.

Servers

There are many types of servers—those big boxes that, among other things, are the glue that holds the Internet together. In addition to Web servers, which pass back and forth all of the HTML and image files that end up on your screen, there are local area network (LAN) servers, wide area network (WAN) servers, file servers, mail servers, database servers, and more. Every time two computers (termed "clients" in this context) connect over a network, a server is involved.

Communications

Telecommunications is a mammoth industry, comprising companies that make hardware, produce software, and provide services. Hardware includes a vast range of products that enable communication across the entire planet, from video broadcasting satellites to telephone handsets to fiber-optic transmission cables. Services include running the switches that control the phone system, making access to the Internet available, and configuring private networks by which international corporations conduct business. Software makes it all work, from sending and receiving e-mail to relaying satellite data to controlling telephone switching equipment to reducing background noise on your cell phone call.

Trends

Wireless Trends

The wireless sector should continue to grow in 2005. The launch of dozens of 3G networks will lead to faster speeds, facilitating quicker downloads and improved service. Chat and instant messaging will continue to grow as well, and segmentation strategies will become more important and sophisticated as the mobile market becomes saturated. And technologies will continue to converge in your cellphone, with cameras, music players, e-mail, and video access, and even TV receivers all available now or soon.

PSTN, VoIP, and Broadband

PSTN refers to Public Switched Telephone Networks, and in 2005 most calls are expected to originate and terminate here—though PSTN operators will reduce prices thanks to competition from low-cost providers, particularly those offering VoIP. VoIP, or Voice over Internet Protocol, makes it possible to send phone calls as "data packets" across networks, meaning phone calls no longer have to travel through local phone company wirelines. Quality, consistency, and reliability of VoIP don't equal PSTN networks—yet. Meanwhile, broadband continues to penetrate markets and is expected to outnumber dial-up connections in many countries, bringing a range of new broadband appliances to market, including home security devices and videophones.

Overview of Technoprises Business Operations

Business to Business (B2B Business)

Until the appointment of the Receiver in July 2005, Technoprises' primary focus during 2005 has been on the B2B Business described below.

The B2B Business is conducted through TegraSoft Ltd. ("Tegrasoft"), an Israeli company that was established in January 2005 and of which Technoprises holds 75% of the issued and outstanding capital. The remaining 25% of the equity capital of TegraSoft is held by Mr. Avraham Gur ("Gur"). Tegrasoft is a global services company for the hardware and software computer market and is focused on the sales and marketing of hardware and software products of leading computer hardware companies such as Hewlett-Packard, IBM, DELL, Intel, Brother, Oki, Canon, Epson, Sharp, 3Com, Panasonic and Cisco. Tegrasoft offers a broad range of enterprise systems (servers, storage, workstations, and networking products), client systems (notebook and desktop computer systems), printing and imaging systems, software and peripherals, and global services. Through Tegrasoft, Technoprises focused on delivering the best possible Computer Services, Communication equipment, Software and programming by selling products and services from industry leaders to resellers and integrators. As of June 30, 2005, Technoprises had over 80 points of sale worldwide.

In January 2005, Technoprises entered into an agreement with TDC Computer Suppliers Ltd. ("TDC"), a company in which Gur is a controlling shareholder, pursuant to which Technoprises provided to TDC marketing and development services in consideration of the payment to it of $300,000, payable on a monthly basis beginning February 2005 and continuing through July 15, 2005. Technoprises and TDC have agreed at such time that the 25% of the equity capital of Tegrasoft is to be remitted to Mr. Avrahm Gur if there is generated approximately 60 million New Israeli Shekels (NIS) in revenues in 2005. In addition, Technoprises agreed that TDC will be entitled, within 36 months of the date of these agreements, to convert its shareholdings of Tegrasoft into shares of Technoprises at an agreed upon valuation based on the per share market price of the stock during the three months preceding the date of conversion.

In connection with the commencement of the B2B Business operations, on January 18, 2005, Technoprises and BPI Inc., a Florida based company engaged in the business of deploying management hardware and software systems ("BPI"), entered into an Advisory Services Agreement (the "BPI Services Agreement") pursuant to which BPI is providing marketing services with respect to the B2B Business. The agreement has an initial term of 12 months and is renewable for an additional 12 month period unless either party notifies the other prior to the scheduled termination of such party's election to not renew the agreement. Under the BPI Services Agreement, Technoprises agrees to issue to BPI (i) 4,166,000 ordinary shares in revenues generated in an approximate amount of 6.6 million NIS, for up to a maximum of 25 million shares, (ii) 5,000,000 million shares in respect of additional revenue generation in an approximate amount of 60 million NIS. As of June 30, 2005, Technoprises has issued to BPI 34,000,000 ordinary shares in respect of the services that they have rendered under the BPI Services Agreement. In addition, Technoprises has also granted to BPI limited co-sale rights with respect to 25% of their share holdings in any future sales of our securities for cash, up to a maximum amount of 15% of such raise.

In February 2005, Technoprises entered into a supplemental agreement with BPI pursuant to which they undertook to assist the company in opening 120 points of sale on a worldwide global basis ("BPI Supplemental Agreement"). Under the BPI Supplemental Agreement, BPI is entitled to 9 million shares upon the entry into a supplementary agreements relating to the opening of points of sale worldwide and an additional 9 million shares upon the opening of the first 60 points of sale. As of June 30, 2005, Technoprises has issued to BPI ordinary shares in respect of services rendered under the BPI Services Agreement. As of June 30, 2005, approximately 80 points of sale worldwide were being serviced, including the United States, France, the Netherlands, England, Sweden, Belgium, Denmark, Germany and Switzerland.

Content Delivery Business

Our content delivery business is conducted through a wholly owned subsidiary, TelemAtik Cross-Media Ltd. ("TCM").  TCM was formed to integrate and merge several technologies, previously developed or conceived by members of its founding team, in order to provide a joint platform in the content area, for managing and delivering different sorts of content for business, leisure and entertainment, distributing it in the accurate format to the right end user on different devices. TCM develops software for management of digital content and media. This software is intended to enable the capturing of media content, storage, retrieval and distribution independently of the devices used for the process.

TCM's software is currently in its conceptual stages.

TCM uses the "Watchow desktop” as its graphical user interface. "Watchow desktop” is a graphical user interface developed by Unicorp Ltd. ("Unicorp"), an Israeli private company that is wholly owned by Prosper Abitbol, Technoprises' former Chief Executive Officer and sole director until his resignation on July 12, 2005 from all positions held with our company. Watchow desktop is intended for Internet Protocol and TV portals that intend to offer a comprehensive branded network of properties and services to consumers and businesses worldwide. Watchow expects to offer multi-devices access, personal video recording on line, household and business cross-media user access, reaching audience worldwide. Through this platform, users will have access to the various means of rich media that will be distributed directly to their devices.

Prior to the Acquisition, in February 2004 Technocross signed an agreement with Unicorp Ltd. ("Unicorp") which is the sole owner of the Watchow Portal and with Cat4view Ltd. ("Cat4view") which provides maintenance and operation services for the desktop, pursuant to which Unicorp granted to Technocross the sole and exclusive, irrevocable and perpetual worldwide license to use the Watchow desktop in any manner. As consideration for the license we are required to pay Unicorp and Cat4view 5% of the gross revenues generated from the use of the portal up to a maximum amount of royalties equal to $2,500,000. At any time prior to August 18, 2004, Unicorp and Cat4view had the right to elect to exchange the rights to receive royalties for an aggregate of 20% of the shares of TCM. On July 25, 2004, Unicorp and Cat4view exercised their right under the license. Subsequently, Unicorp and Cat4view agreed to receive our ordinary shares having a fair market value of 20% of the capital stock of TCM. In November 2004, Technoprises issued to Unicorp 18,372,027 ordinary shares and to Cat4view 3,242,122 ordinary shares.

TCM intends to utilize the Emotional Marketing Model that enables the characterization of a person according to several pre-determined emotional categories on the basis of the person’s emotional structure. This is achieved using voice recognition techniques or a questionnaire that is completed by the person. The model enables its user to anticipate certain preferences of the person and give the opportunity to distribute to him/her media content that can be expected to fit his/her character and preferences. By applying this technology to a content gathering and distribution system TCM expects to develop a system that will match content from various content distributors to the end-user, based on the end-user’s emotional preferences. This can also be used as a marketing and advertising tool that will allow advertisers to enhance the effectiveness of their marketing activities by targeting end-users who are more likely to be more susceptible to such advertising.

TCM has been granted by the developers of the Emotional Marketing Model an exclusive license to use the Emotional Marketing Model for various media platforms while matching to consumer profiles on the basis of the Emotional Marketing technology. Dr. Levanon and Dr. Lan Lossos developed the Emotional Marketing Model and they have filed a patent application in the United States in connection with the Emotional Marketing Model. Dr. Levanon and Dr. Lossos have also granted TCM an exclusive license.

Dr. Levanon is a senior Marketing lecturer at the Bar Ilan University located outside of Tel Aviv, Israel, as well as the Academic College in Netanya, which is located between Haifa and Tel-Aviv . Dr. Levanon is considered to be one of the leading researchers in Israel today. Dr.Levanon received a D.Sc from the Technion in Haifa, a M.Sc in theoretical physics and a B.Sc in physics, mathematics and statistics. He was the in charge of developing various military technologies, was the head of the science group in Eisenberg's team and lead one of the major local programming companies. In the last 15 years Dr. Levanon practices his performance researches in marketing both as a lecturer and as the owner of a leading counseling company. As a consultant, Dr. Levanon works with leading local and international companies (hi-tech, commerce, banking, insurance, services etc.)

Dr. Lan Lossos has a PhD in Neuropsychology from the Hebrew University in Jerusalem. He is a lecturer at the Hebrew University as well as a leading marketing and creative consultant. Dr. Lossos specializes in the neuropsychological sphere of marketing and works with various advertising, PR and marketing companies.

Technoprises does not conduct any significant operations in this business. The resumption of significant operations in this are is subject to many risks, including the decision by the Receiver as to the future course of the company (subject to the approval of the District Court). See “Risk Factors”

iTVGate Platform Business

TVGate, was formed in 2000 by Comverse Technology, Ltd. ("Comverse") to offer cable TV and direct broadcasting satellite operators an opportunity to expand the horizons of the television with a broad array of interactive enhanced services built around a concept whereby the TV is transformed into a TV Home Communications Center. The merging of interactive services and television, will enable subscribers to interact in new ways with their favorite entertainment outlets.  Prior to the recapitalization, TCM, TechnoCross' wholly owned subsidiary, had entered into an agreement with Comverse to purchase certain technologies relating to iTVGate for $1.2 million, which agreement was consummated contemporaneously with the recapitalization. At the time of the purchase, the iTVGate technology had not reached technological feasibility.

In light of the increasing industry trend of using internet protocol as cable operators, phone companies and satellite increasingly do, in November 2004, TCM decided to significantly scale back its development program based on iTVGate platform for traditional broadcast standard and to focus on development based on internet protocol for interactive TV, Web and Mobile.

All of the software and related source codes and hardware that were purchased in connection with the iTVGate technology was returned to Comverse in 2005.

Cable Modem Termination Systems Business

Overview

The cable modem termination business was conducted through our wholly owned subsidiary, EVR Entertainment Ltd. ("EVR"). EVR commenced commercial operations in early 2004 in the broadband access systems market. BVR Technologies held all of the outstanding capital stock of EVR Entertainment Ltd. prior to BVR Technologies’ acquisition of Technocross. Following the acquisition, Technoprises hold all of the outstanding capital stock of EVR.

EVR provided a broadband over cable technology for the small and mid size cable operators markets. The existing sales channels are via a network of distributors, value-added resellers and Internet service providers in more than 30 countries. EVR's technology efforts are directed towards the development and application of new products in the broadband market, as well as the enhancement of its existing broadband over cable products,. EVR's core technology and expertise covers Data Over Cable (DOCSIS), Voice over IP (VoIP), and Video on Demand over IP (VoDoIP).

EVR’s fully integrated, cable modem termination system is designed to meet the increasing demand placed on broadband over cable systems from new subscribers and to handle the dynamic loads from existing subscribers. The cable modem termination systems allows for scalability that can increase subscriber capacity quickly and within a limited budget. This scalability and flexibility allows the operator to make maximum use of its available capital budget.

Technoprises currently does not conduct any significant operations in this business. The resumption of significant operations in this are is subject to many risks, including the decision by the Receiver as to the future course of the company (subject to the approval of the District Court). See “Risk Factors”.

 Lucent Agreement

In pursuit of the cable modem termination systems business, on May 28, 2004 Technoprises entered into an agreement with Lucent Technologies under which it intended to utilize certain of Lucent’s cable modem termination systems in order to develop certain cable modem termination systems cable modem termination systems technologies and generate products relating to cross media router technology and home media gateway technology. As consideration for the development of the cable modem termination system technology Technoprises agreed to pay Lucent $1,500,000, of which $500,000 was paid as of December 2004. The remaining $1,000,000 was to be paid based on completion of certain milestones that were to have been completed between August 1, 2004 and March 1, 2005. As consideration for the development of the cross media router and home media gateway technologies Technoprises agreed pay Lucent an aggregate of $390,000. These payments have not been made

In consideration for the licenses to the patents set forth in the agreement granted to Technoprises, it agreed to pay Lucent royalties as follows:

•	2% of the fair market value of each product based on such patents which are sold, leased or put into use by any of affiliates.

•	20% of the fair market value of products sold that are based on DOCSIS 1.0 technology, up to a total amount of royalties of $920,000 and thereafter 5% of the fair market value of such products.

•	For products based on DOCSIS 1.1 technology, a royalty based on fair market value of units shipped as follows: 3% for the first 1,000 units, 2% for the next 1,000 units and 1% for any additional unit.

•	We agreed to pay Lucent minimum royalties in connection with the DOCSIS licenses of $5,000 on October 1, 2005 and $5,000 on October 1, 2006.

  Technoprises did not receive all the software and related source codes from Lucent and, accordingly, it stopped all payments to Lucent under the agreement. On August 31, 2004 Technoprises sent Lucent a letter notifying Lucent of its breach and demanding that they cure such breach by September 8, 2004. On September 2, 2004 Lucent received a letter from Lucent notifying it that Technoprises in breach of the agreement and that if such breach is not cured within 10 days, Lucent will terminate the agreement.

Technoprises does not anticipate receiving from Lucent the software and related source codes. The non-delivery of the software and related source codes has materially adversely affected the development of the cable modem termination business. If the Receiver elects to continue the cable modem termination systems business (subject to the approval of the District Court), then it is expected that he will attempt to resolve the outstanding issues between Lucent and Technoprises such that Technoprises will be able to maintain the license; however, no assurance can be given that they will be so successful.

Unwinding of the Araneo Transaction

On August 24, 2004, Technoprises acquired 100% of the issued and outstanding share capital of Araneo Ltd. ("Araneo"), pursuant to a term sheet signed in April 2004 under which Technoprises acquired 100% of the issued and outstanding share capital of Araneo, a manufacturer of IP-based television and Video On Demand (VOD) set-top boxes, using the Linux operating system. Araneo provides a high-performance user-friendly consumer IP TV box that enhances the television experience by transparently connecting TV to the Internet.

In consideration for all the outstanding shares of Araneo, Technoprises issued to the previous Araneo's shareholders 8,000,000 ordinary shares of the company. Technoprises also issued to a finder 480,000 ordinary shares. Technoprises undertook to file a registration statement for the resale of these shares but have not done.

In November 2004, by mutual agreement of all of the parties, the transaction with Araneo was cancelled and Technoprises returned to treasury the shares of Technoprises that were issued to Araneo and returned to Araneo the Araneo shares that were issued to Technoprises.

CelluCast Technologies

Technoprises and CelluCast Technologies Ltd., an Israeli company ("CelluCast Ltd."), entered into an agreement on May 26, 2005 whereby Technoprises was granted the non-exclusive rights to market certain applications for cellular network operators in the field of mobile television broadcasting. However, since the appointment on July 26, 2005 of the Receiver for Technoprises, by its terms the agreement terminated and is not longer of any effect.

Financing Transactions

On March 3, 2004, Technoprises issued to four investors an aggregate of 7,500,000 ordinary shares (for a price of $0.09 per share) and warrants to purchase up to 22,500,000 additional of ordinary shares subject to certain restrictions (for an aggregate price of $75,000). As consideration for the ordinary shares and the warrants, the investors paid an aggregate amount of $750,000.

Pursuant to the subscription agreement among the company and the investors, the investors purchased 7,500,000 ordinary shares of the company and three warrants: (i) A Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.35 per ordinary share, exercisable at any time until March 3, 2007; (ii) B Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.15 per ordinary share, exercisable from the time of the effectiveness of this registration statement and until 60 days thereafter; and (iii) C Warrants to purchase up to 7,500,000 ordinary shares of the Company for an exercise price of $0.50 per ordinary share, exercisable from the time of the effectiveness of this registration statement and until three years thereafter. The C warrants may be exercised by a holder only up to an amount of ordinary shares issued to such holder as a result of its exercise of B warrants. We have agreed not to issue shares for a price per share below $0.10 until 180 days after the effective date of the registration statement covering such shares. Any breach of the foregoing provision will result in adjustments to the exercise price of the warrants. As a result of subsequent transactions, the exercise price of all warrants issued to the investors in the March 2004 private placement was reduced to $0.10.

Technoprises agreed to register these shares by April 2, 2004. Technoprises did not file the required registration statement until September 9, 2004 and since such registration statement as of the date of the filing of this report not been declared effective, pursuant to the subscription agreement with the selling shareholders, Technoprises is obligated to pay these investors liquidating damages for each thirty days of delay or part thereof equal to 2% of the greater of the market value of their shares or the purchase price they paid for such shares and their warrants.

On April 21, 2004, Technoprises privately placed with third-party investors 22,500,000 newly issued ordinary shares and warrants to purchase up to 67,500,000 ordinary shares to a group of investors for an aggregate purchase price of $2,250,000. As a part of the private placement Technoprises issued Class A, B and C warrants, each of which is exercisable to purchase an equivalent number of shares of ordinary shares as were purchased by that investor in the private placement. The per share warrant exercise prices are: $0.20 per share for the A warrant; $0.35 per share for the B warrant and $0.50 per share for the C warrant. Subject to certain limitations summarized below, all warrants are currently exercisable. The A warrants are exercisable until approximately eight (8) months after the effectiveness of the registration statement registering these investors' shares. Each of the B warrants and C warrants are exercisable until April 30, 2007. Each of the warrants has a cashless exercise provision which the holder may exercise only after April 21, 2005 if the registration statement has not been declared effective by April 21, 2005. The holder of any of the A, B or C warrants may not exercise its warrant to the extent that such exercise would result in such owner and its affiliates beneficially owning more than 4.99% of our then outstanding ordinary shares (after taking into account the ordinary shares issuable upon such warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert exercise its warrant, subject to the same limitation. In addition, the C warrants provide that they may be exercised only to the same proportion as the investor has exercised its A warrant. We have agreed to file a registration statement to register the shares (including the shares underlying the warrants) for resale by the investors. Technoprises has agreed not to issue shares for a price per share below $0.10 until 180 days after the effective date of the registration statement covering such shares (subject to extension for any days that the investors' rights to sell their shares under the registration statement is suspended). Any breach of the foregoing provision will result in adjustments to the exercise price of the warrants.

Technoprises agreed to register these shares by May 19, 2004. Technoprises did not file the required registration statement until September 9, 2004 and since such registration statement as of the date of the filing of this report not been declared effective, pursuant to the subscription agreement with the selling shareholders, Technoprises is obligated to pay these investors liquidating damages for each thirty days of delay or part thereof equal to 2% of the greater of the market value of their shares or the purchase price they paid for such shares and their warrants.

As a result of the failure to timely register the shares in respect of the March and April private placements, as of December 31, 2004 Technoprises is obligated to pay liquidating damages in the aggregate amount of approximately $1,382,000 and a provision was recorded in the same amount. As of the date of the filing of this report on Form 20-F, the amount owed has significantly increased and we estimate that as of July 31, 2005, such amount stands at approximately $2,327,000. Technoprises is currently negotiating with such shareholders to pay these penalties (or a portion thereof) in shares instead of cash payments. No assurance can be given that Technoprises will be successful in these negotiations.

In July 2004 Technoprises raised $900,000 through the issuance of secured convertible notes to a group of investors led by Duncan Capital LLC. The notes will bear interest of 5% per annum and will be convertible into ordinary shares at a price of $0.10 per share. The notes will be secured by a first lien on substantially all Technoprises assets. The notes will be redeemable at the option of the company in part or in whole at a redemption price equal to 120% of the face value of the notes. In addition, we will issue to the investors warrants to purchase a number of ordinary shares equal to 75% of the ordinary shares into which the notes will be convertible. The warrant exercise price will be the market price at the date of closing but not less than $0.10. In connection with the transaction we paid a placement agent a commission of 10% of the aggregate cash proceeds in cash and a warrant to purchase 10% of the ordinary shares issued in the transaction (assuming conversion of the note and warrant). On August 19, 2004, approximately $200,000 in aggregate principal amount of these notes were converted into 2,011,420 ordinary shares.

Technoprises agreed to register these shares by the 45th day after issuance of the notes. We did not file the required registration statement until September 9, 2004 and since such registration statement was not declared effective within 120 following issuance of the notes (and as of the filing of this report has not yet been declared effective), pursuant to the subscription agreement with the selling shareholders, Technoprises is obligated to pay these investors liquidating damages of 1% of the aggregate unpaid amount of the notes for the first 45 days after the required filing or required effective date and an additional 1% for each thirty days thereafter (or part thereof). Technoprises is currently negotiating with such shareholders to pay these penalties (or a portion thereof) in shares instead of cash payments. No assurance can be given that we will be successful in these negotiations. As of December 31, 2004, the amount of liquidated damages was $33,000 and as of July 31, 2005, we estimate that this amount has increased to approximately $82,000.

On May 20, 2004 Technoprises entered into an agreement with Bank Hapoalim in Israel to acquire the debt owed by Coresma to Bank Hapoalim (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,400,000, payable as follows: (i) $1,300,000 payable in our ordinary shares no later than July 19, 2004, based on the price of Technoprises ordinary shares during the 30-day period immediately after May 20, 2004, (ii) warrants to purchase our ordinary shares with an aggregate exercise price of $500,000 at an exercise price equal to the 30 day average trading price of Technoprises ordinary shares commencing on May 20, 2004, but not less than $0.10 and not more than $0.30 per share and (iii) $100,000 in cash, payable in four equal monthly installments commencing on November 20, 2004. In July 2004 we issued to Bank Hapoalim 5,200,000 ordinary shares pursuant to the foregoing. We undertook to register the shares issued to Bank Hapoalim no later than September 17, 2004. As of the date of the filing of this report, 2004, we have not registered these shares.

On July 27, 2004 we issued 7,000,000 of our ordinary shares to several consultants in exchange for their services.

Acquisition of the Debt of Coresma Ltd. (in Liquidation)

     On May 20, 2004 Technoprises entered into an agreement with Bank Hapoalim in Israel to acquire the debt owed to it by Coresma Ltd. (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,900,000, payable as follows: (i) $1,300,000 payable in our ordinary shares no later than July 19, 2004, based on the price of our ordinary shares during the 30-day period immediately after May 20, 2004, (ii) a warrant to purchase our ordinary shares with an aggregate exercise price of $500,000 at an exercise price equal to the 30 day average trading price of our ordinary shares commencing on May 20, 2004, however no less than $0.10 and no more than $0.30 per share and (iii) $100,000 in cash, payable in four equal monthly installments commencing on November 20, 2004. In July, 2004 Technoprises issued to Bank Hapoalim 5,200,000 ordinary shares.

    Technoprises agreed to register the shares issued to Bank Hapoalim no later than September 17, 2004. As of the filing of this annual report on Form 20-F, these shares has not been registered.

     On May 25, 2004, Technoprises filed with the District Court in Tel-Aviv, Israel, an urgent request to enforce our rights under the bond we acquired from Bank Hapoalim and to appoint a receiver for Coresma. Coresma is currently in liquidation.

Competition

The market for computer systems and services is subject to intense price competition. In addition to several large branded companies, there are other branded and generic competitors. Technoprises / Tegrasoft compete primarily based on its know-how, direct point of sales relationships, value, performance, customer service, quality, and reliability. Tegrasoft’s general practice is to aggressively pass on cost declines to its customers in order to enhance customer value while increasing global market share. Technoprises expects that the competitive pricing environment will continue to be challenging, and Tegrasoft expects to continue to reduce its pricing as necessary in response to future competitive and economic conditions. However, Technoprises believes that the strength of Tegrasoft’s business model makes the company better positioned than its competitors to continue profitable growth in the future.

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

Intellectual Property and Proprietary Rights

Technoprises relied on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect its proprietary rights. In addition, the company, through its subsidiaries, has one patent and six patent applications pending in the U.S.

Technoprises policy was to require employees and consultants to execute confidentiality agreements when their relationship with it began. Technoprises also sought these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with Technoprises is to be kept confidential and not disclosed to third parties, except in specific circumstances.

Employees and Consultants

As of December 31, 2004, Technoprises had 15 employees, 12 of which were located in Israel and 3 located in the United States. In addition, it had consultants advising it on a regular basis.

Technoprises’ sole officer and director since February 2005, Prosper Abitbol, resigned from all positions with the company on July 12, 2005. On July 26, 2005, the Receiver was appointed by the District Court in Tel Aviv. As of the filing of this report on Form 20-F, Technoprises does not employ any personnel and does not currently conduct any significant business operations.

In connection with its strategy of outsourcing operations, in the course of 2005 Technoprises entered into several consulting agreements pursuant to which it obtained significant services, including administrative services as well as other more specialized services such as marketing. As of the filing of this annual report, Tegrasoft, has retained, on an outsourcing basis, 16 individuals as part of its sales force in Israel. Additionally, prior to the appointment of the Receiver, Technoprises retained four consultants who provided to it administrative, accounting and legal services.

Properties, Plants and Equipment

Technoprises does not own any real property.

Until the appointment of a receiver, Technoprises leased office space of approximately 732 square meters located at 12 Raoul Wallenberg, Tel-Aviv, Israel, pursuant to a Sublease Agreement dated March 9, 2004. This sublease was scheduled to expire on March 31, 2005. Pursuant to the lease Technoprises paid monthly rent payments of approximately NIS 26,658 (approximately $5,950) and maintenance payments of approximately NIS 11,200 (approximately $2,500).

On June 14, 2004 Technoprises entered into a lease agreement pursuant to which it lease an additional office space of 276 square meters in the same building. Under such agreement, the lease of the additional space is scheduled to expire on July 31, 2007. Pursuant to such agreement Technoprises paid monthly rent payments for the additional space (and 6 parking places) of approximately NIS 14,269 (approximately $3,170) and maintenance payments of approximately NIS 4,126 (approximately $917). Under such agreement it further agreed with the landlord to extend the term of the lease for the original space until July 31, 2007, under terms similar to those of the additional space lease. In May 2005, it entered into an agreement terminating the lease with respect to the additional space. The Receiver intends to negotiate the termination of these leases.

Until the appointment of the Receiver, Technoprises had certain vehicle leasing arrangements in effect through March 2007 at a monthly cost of $5,440. Following the appointment the Receiver, the vehicles were terminated by the leasing companies.

As of the appointment of the Receiver on July 26, 2005, Technoprises’ business address has been relocated to the business offices of the Receiver, c/o: BRAUNSTEIN & CO., Law Offices 55 Hamasger Street, Tel Aviv 61571.

Political and Economic Conditions in Israel

Technoprises is incorporated under the laws of, and its offices and manufacturing facilities are located in, the State of Israel. Accordingly, it is directly affected by political, economic and military conditions in Israel. Technoprises operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

       Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979 and, a peace agreement between Israel and Jordan was signed in 1994. Since 1993, several agreements between Israel and Palestinian representatives have been signed but since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. As of the date hereof, Israel has not entered into any peace agreement with Syria, Lebanon or other Arab countries except those mentioned above, and no prediction can be made as to whether any other agreements will be entered into between Israel and its neighboring countries. The ongoing violence between Israel and the Palestinians and tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations. Generally, male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

       In addition, in the event and to the extent the recent armed conflict entered into by the United States and other countries in Iraq will impact Israel, our operations may adversely affected.

       Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all these areas.

       In addition, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive law, policies or practices directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

Trade Agreements

       Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory of the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association, or EFTA, entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, (including Russia, the People’s Republic of China, India and nations in Eastern Europe and Asia), with which Israel had not previously had such relations.

Item 5. Operating Financial Review and Prospects - Management’s Discussion and Analysis

     The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes which appear elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve risks and uncertainties. Actual results may differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

On December 22, 2003 Technoprises purchased all of the issued and outstanding share capital of TechnoCross. In consideration Technoprises issued to the shareholders of TechnoCross and to other people 90% of its issued and outstanding capital stock. The transaction was accounted for as a recapitalization.

TechnoCross was formed as an Israeli private company in January 2004. At the time of the transaction, TechnoCross did not conduct any significant operations. Prior to the acquisition, BVR was a non-operating public shell company with no significant assets and liabilities.

Technoprises operates in the telecommunications field. It has been engaged in this field since only February 2004. Until the appointment of the Receiver on July 26, 2005, Technoprises was primarily engaged in the marketing and distribution of computer related products and services worldwide that enable resellers and integrators to build their information-technology and Internet infrastructures. Technoprises distributes a broad range of computer hardware from leading computer equipment and software companies to resellers and systems integrators worldwide for inclusion in their product offerings. These include enterprise systems (servers, storage, workstations, and networking products), client systems (notebook and desktop computer systems), printing and imaging systems, software and peripherals, and global services.

Appointment of a Receiver

On July 26, 2005, the District Court in Tel Aviv granted a motion for the appointment of a permanent receiver for our business. The motion was made by certain holders of the 2004 Debentures. In connection with this litigation, there is currently pending before the District Court in Tel Aviv a separate motion by the holders of the 2004 Debenture and former employees of EVR to appoint a permanent liquidator for Technoprises. The District Court has set a hearing date of December 22, 2005 to consider this motion.

By their terms, the principal amount and accrued interest on the 2004 Debentures became due and payable on June 30, 2005. The principal and accrued interest of approximately $735,000 (as of June 30, 2005) on these debentures have not been paid. In addition, Technoprises owes to the holders of the 2004 Debentures penalties in the aggregate amount of $87,000 as of June 30, 2005 in respect of the delay in filing and effectiveness of a registration statement. Technoprises granted a first priority lien to the holders of the 2004 Debentures on all of current and future assets (including, without limitation, our intellectual property) with respect to the principal, accrued interest and penalties. As the principal, interest and penalties have not been repaid, the 2004 Debenture are entitled to foreclose on and liquidate Technoprises’ assets in order to satisfy outstanding obligations under those debentures. In addition, certain of the 2004 Debentures loaned to Technoprises in each of December 2004 and in January 2005 the aggregate principal amount of $75,000 which, together with the accrued interest (at a per annum rate of 12.5%), stands at $161,000 at June 30, 2005.

The primary task of the Receiver is to enforce the terms of the 2004 Debentures. Certain of the holders of the 2004 Debentures have advanced to Technoprises funds in an amount to enable the company to file this annual report on Form 20-F and to take other actions needed to maintain its corporate existence pending a determination by the Receiver as to the future course of the company.

Except for the B2B Business activities, since March 2005 Technoprises has substantially discontinued all significant operations as it did not have adequate capital resources to conduct these businesses. Technoprises is subject to significant business risks. See “Risk Factors”.

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

Management believes the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the Technoprises consolidated financial statements which are prepared in conformity with generally accepted accounting principles in the United States..

Revenue Recognition

Technoprises will recognize revenue pursuant to Statement of Position No. 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect of Certain Transactions,” Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” and SAB 104, “Revenue Recognition.” SAB 101 summarizes the staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 104 modifies certain guidance provided in SAB 101.

Inherent in the revenue recognition process are significant management estimates and judgments, which influence the timing and amount of revenue recognition. In accordance with the governing revenue recognition guidelines, if the arrangement between vendor and purchaser does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met:

•  persuasive evidence of an arrangement exist;

•  delivery has occurred;

•  the vendor’s fee is fixed or determinable; and

•  collectibility is probable.

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

All of the revenues that were recorded during the reported period were generated by sales of cable termination systems by Technoprises’ wholly owned subsidiary EVR. Technoprises recognized these revenues in accordance with SAB 104 and 101 as indicated above.

Technoprises cannot predict the nature of future contracts and identity of potential customers. If those criteria mentioned are not met, revenue recognition could be deferred to a subsequent period and Technoprises financial statement could be materially affected.

Software Development Costs

Development costs related to software products are expensed as incurred until technological feasibility of the product has been established. Technological feasibility is determined when detailed program design is completed and verified. Expenses incurred between the completion of the product design and the point at which the product is ready for general release are capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Capitalized software costs are amortized on a product-by-product basis.  The annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization begins when the product is available for general release to customers.

During the reported period, Technoprises did not capitalize any software development costs.

Liabilities and Equity

Issuance of shares and warrants are treated in accordance with APB 14 “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”. At the issuance date, the proceeds from the issuance is allocated first to the warrants based on their fair value according to Black & Scholes pricing model and the excess amount is allocated to the shares. Since we are under an obligation to register the warrants, their fair value is revaluated each reported period, while all the changes in the fair value are recorded as financial income (expense) against liability in accordance with EITF 00-19 “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled In a Company's Own Stock”.

Accounting for asset purchases and business combinations

Technoprises is required to allocate the purchase price of acquired assets and business combinations to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

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

Purchased Computer Software:

According to SFAS No. 86 “Accounting for the costs of computer software to be sold, leased or otherwise marketed,” the cost of purchased computer software to be sold, leased, or otherwise marketed that has no alternative future use shall be accounted for the same as the costs incurred to develop such software internally. If that purchased software has an alternative future use, the cost shall be capitalized when the software is acquired and accounted for in accordance with its use.

Results of Operations

Period From January 8, 2004 (Inception) Through December 31, 2004

Revenues. Revenues for the period from January 8, 2004 through December 31, 2004 aggregated $190,000 and were primarily generated from the cable termination systems business which was conducted through EVR. Technoprises does not anticipate recording significant revenues in 2005 from these activities.

Cost of revenues. Software and hardware production costs for the period from January 8, 2004 through December 31, 2004 totaled $93,000.

Software Development Costs. Software development costs for the period from January 8, 2004 through December 31, 2004 totaled $842,000. This amount is comprised of research and development, employees’ salaries and related expenses incurred during such period. Most of the software development costs recorded during the reported period related primarily to cable modem termination systems and the content delivery area. The software and development costs accounted for 4.1% of the net loss for such period.

Purchased Computer Software. The purchase of computer software during the period from January 8, 2004 through December 31, 2004 totaled $2,275,000, of which amount $1,200,000 is attributable to the acquisition of the iTVGate technology from Comverse Technology Inc., $500,000 is attributable to the purchase of source codes from Lucent and $575,000 is attributable to expenses recorded in connection with the issuance of ordinary shares to certain individuals and entities that contributed technologies to Technoprises. The purchase of computer related products contributed 11.1% to the company’s net loss for the period from January 8, 2004 through December 31, 2004. The purchased computer software during the reported period had no alternative future use and therefore was recorded as an expense.

General and Administrative Expenses. General and administrative expenses for the period from January 8, 2004 through December 31, 2004 totaled $13,857,000, of which $6,309,000 relates to shares amounts recorded in connection with share issuances in connection with the recapitalization in February 2004, $3,458,000 is attributable to share issuances to Unicorp and Cat4view and $1,680,000 is attributable to ordinary shares issuances to several financial consultants in exchange for services. The general and administrative expenses also consist of compensation to our management and administrative personal, marketing expanses and professional fees. General and administrative expenses accounted for 67.9% of Technoprises net loss for the period from January 8, 2004 through December 31, 2004.

Financial Expenses. Financial expanses during the period from January 8, 2004 through December 31, 2004 totaled $2,194,000, of which $1,415,000 is attributable to the penalties payable to holders of certain of our securities in connection with the delay in registration of ordinary shares held by them (or issuable to them upon conversion of convertible securities). The financial expenses consist also of convertible notes related expenses, re-evaluations of warrants, interest expenses and exchange rate differences. Financial expanses contributed 10.7% to our net loss for the period from January 8, 2004 through December 31, 2004.

Other Expenses. Other expanses during the Period from January 8, 2004 through December 31, 2004 totaled $1,340,000, of which $1,089,000 are attributable to share issuances to Bank Hapoalim in connection with the Coresma debt, one of BVR's subsidiaries (prior to the acquisition). Other expenses contributed 6.5% to our net loss for the period from January 8, 2004 through December 31, 2004.

Net Loss. As a result of the above, the net loss for the period from January 8, 2004 through December 31, 2004 was $20,411,000 or $0.18 per share.

Liquidity and Capital Resources

From Technoprises' recapitalization in February 2004, it has financed operations primarily through the sale of its securities.

In March 2004, Technoprises raised $750,000 from third party investors from the placement of our ordinary shares and associated warrants to purchase additional shares. In April 2004, Technoprises raised an additional $2,250,000 from other third-party investors in exchange for ordinary shares and warrants. In July 2004, Technoprises raised $900,000 through the issuance of secured convertible notes to a group of investors led by Duncan Capital LLC. The 2004 Debentures" bear interest of 5% and mature by June 30, 2005. The holders of the notes have the right to convert any amount outstanding under the notes into our ordinary shares at a price of $0.10 per share, subject to certain adjustments. On August 19, 2004 one of the 2004 Debenture investors converted $200,000 in principal amount of his note for 2,011,420 of our ordinary shares.

In December 2004 Technoprises raised $140,000 through a loan from Apros & Chay M.B. Ltd. at the rate of 12% per annum. The due date of the loan is December 20, 2005. In each of December 2004 and January 2005, Technoprises received a loan of $75,000 at the rate of 12.5% per annum. The principal of the loan, together with the accrued interest was scheduled to be repaid on or before June 30, 2005.

As a result of the failure to timely register for resale the shares in respect of the March and April private placements, as of December 31, 2004 Technoprises was obligated to pay to investors who participated in the March and April 2004 private placements liquidating damages in the aggregate amount of approximately $1,382,000. As of July 31, 2005, these liquidated damages are approximately $2,327,000. In addition, as a result of the failure to timely register for resale the ordinary shares underlying the convertible securities that were issued in July 2004 and to have such registration statement declared effective with 120 days following issuance (as required by the subscription documents), as of December 31, 2004, Technoprises was required to pay to these holders liquidated damages in the amount of $33,000. As of July 31, 2005, the liquidated damages owing to the July 2004 investors is approximately $82,000.

As of June 30, 2005, Technoprises also owed to Bank Hapoalim approximately $100,000 in principal and accrued interest. In addition, as of December 31, 2004, the company recorded a contingent liability in the amount of $180,000 in respect of claims made by certain directors of BVR prior to the transaction between BVR and TechnoCross claiming breach of BVR's obligation to provide D&O insurance to such directors as set forth in the Stock Purchase Agreement between BVR and TechnoCross.

As of December 31, 2004, Technoprises had cash and cash equivalents of $151,000 and as of June 30, 2005 cash resources were virtually non-existing. Technoprises will need to raise capital on an immediate basis in order to resume significant operating activities, satisfy interest and principal amounts due on the 2004 Convertible Debentures, make payments in respect of liquidated damages owing in respect of the 2004 private placements that have accrued to date and satisfy additional amounts owed to Bank Hapoalim and other parties. If the needed amounts are not raised, Technoprises will likely not be able to resume operations or otherwise re-organize its business. Currently Technoprises has no commitments for such financing and there can be no assurance that we will be able to raise necessary funds or that we will be able to do so on commercially acceptable terms acceptable or at all.

The auditor's opinion to the consolidated financial statements accompanying this Annual Report on Form 20-F, include an explanatory paragraph relating to the uncertainty of Technoprises' ability to continue as a going concern, which may make it more difficult for Technoprises to raise additional capital.

Furthermore, it is anticipated that any successful financing will have a significant dilutive effect on existing stockholders.

Technoprises cannot assess the impact of and consequences and prospects of the appointment on July 26, 2005 of a permanent receiver in response to the motion brought by the 2004 Debenture holders. These holders have a lien on all assets of Technoprises and are entitled to foreclose on these assets and liquidate them to satisfy obligations owing to then. One of the primary tasks of the Receiver is to enforce the terms of the 2004 Debentures.

There are certain other existing factors that can significantly impair Technoprises current ability to raise funds and reorganize its business. In addition to the uncertainty caused by the appointment of a receiver in July 2005 and the pending motion to appoint a permanent liquidator for the company (which is scheduled to be considered by the court in December 2005), these include the following:

Lucent Agreement

On May 28, 2004 Technoprises entered into an agreement with Lucent Technologies under which it intended to utilize Lucent’s cable modem termination systems in order to develop certain software for use in its then contemplated cable modem termination systems technologies. As consideration, Technoprises agreed to pay Lucent $1,890,000, of which $500,000 was paid as of December 2004.

As the company did not receive all the contracted for software and related source codes from Lucent that will allow us to complete the production of the cable modem termination systems, it stopped all payments to Lucent under the agreement.

We do currently do not anticipate receiving from Lucent the contracted for source codes.

Agreement with Comverse Technologies

In December 2003, TCM signed an agreement with Comverse to purchase the “TVGate” software Technology for $1.2 million. In exchange for the TVGate software Technology, TCM agreed to pay Comverse $750,000 in cash as follows: $100,000 on January 1, 2004 and the remaining $650,000 will be paid quarterly in six installments commencing March 31, 2004 through June 30, 2005. The installments will bear no interest. These shares had a market value of $450,000 at the time of the agreement. Concurrently with the delivery of the stock certificates, TCM granted to Comverse a put option requiring TCM to purchase Technoprises’ shares for an aggregate amount of $300,000. The put option is valid for a period of one year from the date it was actually delivered to Comverse.

In November 2004, TCM decided to significantly scale back its development program based on iTVGate platform for traditional broadcast standard and to focus on development based on internet protocol for interactive TV, Web and Mobile. While we have returned to Comverse all of the software, related source codes and hardware that we purchased relating to the iTVGate technology, until the appointment in July 2005 of the receiver for our company we held discussions with them as to the suspension of the agreement due to lack of financing.

Other Factors

In addition to the factors noted above, Technoprises failed to provide certain required audited financial statements in its annual reports on Form 20-F for the years ended December 31, 2003 and 2002. These related to BrightCom Technologies Ltd., which was a significant equity investment of our predecessor, BVR, for the years ended December 31, 2002 and 2001. Accordingly, Technoprises annual reports on Form 20-F for the years ended December 31, 2003 and 2002 are considered deficient. This deficiency could result in its inability to register shares held by existing shareholders and to raise additional capital.

Technoprises filed a registration statement in September 2004 in fulfillment of certain of its contractual obligations to third parties who participated in private placements that it conducted in the course of 2004. As of the filing of this annual report on Form 20-F, the registration statement has not been declared effective.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

Contractual Obligations	Total	Less than 1 Year	2 Years	3 Years and thereafter	4 Years	5 Years	After 5 Years
Short-term debt and other current liabilities (1)	$3,948,000	$3,798,000	$30,000	$120,000	—	—	—
Long-term debt	—	—	—	—	—	—	—
Operating leases	$487,000	$197,000	$197,000	$93,000	—	—	—
Total contractual obligations	$4,435,000	$3,995,000	$227,000	$213,000	$15,000	—	—

(1)   includes $430,000 of liability recorded as of December 31, 2004 in connection with the acquisition of the iTVGate technology and $1,415,000 in respect of liquidated damages recorded as of December 31, 2004 in connection with the delay in registration of the shares for the investors in private placements during 2004. Does not include (i) additional liquidated damages in the approximate amount of $994,000 in respect of the period from January 1, 2005 to July 31, 2005 and (ii)   interest on the 5% convertible promissory notes issued in July 2004 in the approximate amount of $25,000 in respect of the period from January 1, 2005 to July 31, 2005. See "Financing Transactions".

Research and Development, Patents and Licenses, etc.

Each of Technoprises subsidiaries and divisions has different research and development goals and during 2004 has spent varying amounts on company sponsored research and development activities since the inception of TechnoCross. Technoprises has provided information on each of our subsidiaries and divisions research and development policies in the Section titled "Business".

Since Technoprises’ inception it has focused a significant portion of its research and development efforts on developing and enhancing products and capabilities it purchased from third parties. As part of this strategy, Technoprises purchased intellectual property, technologies and assets of iTVGate from Comverse and it entered into an agreement with Lucent, as described above. As consideration for the development of the cable modem termination systems technology Technoprises agreed to pay Lucent $1,500,000, of which $500,000 has been paid as of December 31, 2004. We also agreed to pay Lucent for licenses of certain intellectual property.

Payments to Comverse in connection with iTVGate aggregated approximately $1,200,000 payable in a combination of cash and our ordinary shares.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"). SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

(i)    A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

(ii)   A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In April 2005, the Securities and Exchange Commission postponed the required adoption date of SFAS 123(R) from no later than July 1, 2005 to no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006. The Company plans to adopt SFAS 123(R) using the modified-prospective method.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provision, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect SFAS 151 to have a material impact on its results of operations and financial condition.
In December 2004, the FASB issued Statement Accounting Standard ("SFAS") No. 153 "Exchanges of Non-monetary Assets". This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. The adoption of this pronouncement is not expected to have material effect on our financial statements.

Off-Balance Sheet Arrangements

Technoprises is not a party to any off-balance sheet arrangement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact Technoprises consolidated financial position, results of operations or cash flows.

Technoprises’ financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of Technoprises sales in 2004 were made in dollars, a strengthening of the dollar could make its products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in the financial statements. Our interest expense is sensitive to changes in the general level of interest rates in the U.S. and Israel. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

Trend Information

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

Seasonality

Technoprises business is not subject to seasonality.

Impact of Inflation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Most of Technoprises revenues for 2004 was denominated in dollars. However, a large portion of costs is incurred in Israel, resulting in a substantial portion of Technoprises operating expenses being denominated in NIS. Technoprises NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. A devaluation of the NIS against the dollar would result in an increase in operating income, as expressed in dollars, while an increase in the value of NIS against the dollar would result in an increase in our operating expenses and adversely affect our operating income, as expressed in dollars.

The annual rate of inflation in Israel was 1.26% during 2004 , 6.5% in 2002, 1.4% in 2001 and 0% in 2000. During 2003, the annual rate of deflation was 1.9%. The NIS weakened against the dollar by 1.62% in 2004 and strengthened against the dollar by approximately 7.6% in 2003 and 2.7% in 2000 and weakened against the dollar by approximately 7.3% in 2002 and 9.3% in 2001.

Significant Subsidiaries

TCM and EVR are our significant subsidiaries that are wholly-owned, all of which are organized under the laws of Israel. As of March 2005, TCM and EUR have largely discontinued operations and do not currently conduct any significant operations nor employ any personnel.

TegraSoft is a 75% owned subsidiary. We also have a wholly owned subsidiary, Technoprises, Inc., a Delaware company. Technoprises Inc. is currently inactive and does not conduct any business operations.

Item 6. Directors, Senior Management and Employees.

Directors and Executive Officers

On July 26, 2005, the District Court in Tel Aviv granted a motion for the appointment of a permanent receiver that was brought by holders of the 2004 Debentures. The court appointed Mr. Mr. Adi Braunstein, an Israel based attorney, as a permanent receiver for Technoprises. Prior to the appointment of Mr. Braunstein, Prosper Abitbol was Technoprises’ sole executive officer and director until his resignation on July 12, 2005 from all positions held with the company.

Set forth below is certain information relating to the members of the Board of Directors of Technoprises as of December 31, 2004.

Unless otherwise stated, the address for the directors and executive officers as of December 21, 2004 was c/o Technoprises Ltd., 12 Raoul Wallenberg, Tel-Aviv, Israel.

Name	Age	Position
Prosper Abitbol	49	Chairman of the Board & Chief Executive Officer, Chairman of the boards of directors of TelemAtik Cross-Media, TechnoCross & EVR Entertainment Ltd.
Adam T. Ofek	42	President, Chief Financial Officer and Director
Avigdor Olshansky	60	Chief Executive Officer of TelemAtik Cross-Media
Pinchas Greenfield	57	President of TelemAtik Cross-Media
Lior Ostashinsky	27	Vice President Finance and Investor Relations, Secretary
Sam Klepfish	29	Managing Director U.S. Operations

Prosper Abitbol has served as our Chairman of the Board and Chief Executive Officer since February 2004 until his resignation from all position held with our Company in July 2005. Mr. Abitbol is the Chairman of Apros & Chay MB, Ltd. Mr. Abitbol is currently also serving as the Chairman of Radio Kol Hashalom, a private radio station. From mid 2001 to mid 2003, Mr. Abitbol studied Torah and Jewish sciences. From 1999 to March 2003 Mr. Abitbol served as the CEO of Unicorp Ltd, a strategic marketing firm, of which Mr. Abitbol owns all of the outstanding voting capital stock. Since 2003, Mr. Abitbol has served as a Managing Director of Unicorp Ltd.

Adam T. Ofek has served as our President, Chief Financial Officer and as a Director since February 2004 until his resignation in February 2005. Mr. Ofek served as the Chief Executive Officer of MBI Partners from November 1999 to 2003 and he served as director from 1999 to the present. Mr. Ofek is a [minority] shareholder of MBI Partners and served from September 1996 to July 1999 as the Chief Executive Officer of Solid ISG Capital Markets LLC, an Israeli investment house and a member of NASD, FSA and Easdaq.

Avigdor Olshansky has served as the Chief Executive Officer of TelemAtik Cross-Media since January 2004; Mr. Olshanky is also a founder of TelemAtik Cross-Media.. Mr. Olshansky is also the founder and Chief Executive Officer of Screenpeaks Limited (January 2000 to June 2000 and March 2002 to May 2003) and Cat4View (since January 2003). He has served as chairman of Screenpeaks since 1999. Mr. Olshansky resigned from the company in December 2004.

Pinchas Greenfield has served as the President of TelemAtik Cross-Media since March 2004. From April 2003 to February 2004 he served as an IT advisor to various entities. From 1977 to 2002 Mr. Greenfield served as a consultant on Information Technology matters to the office of the Prime Minister of Israel.

Lior Ostashinsky has served as our Vice President Finance and Investor Relations since May 2004 and as our Secretary since August 2004 until his resignation in April 2005. From October 2003 to May 2004 Mr. Ostashinsky was an analyst at Migdal Capital Markets’ Economic Division. Prior to that Mr. Ostashinsky completed a BA degree in Business Management.

Sam Klepfish has served as our Managing Director U.S. Operations since May 2004 until his resignation in March 2005. From January 2001 to May 2004 Mr. Klepfish was an investment banker and consultant at Phillips Nizer, a New York law firm. Since January 2001 Mr. Klepfish has been a member of the steering committee of Tri-State Ventures, a New York investment group. From 1998 to December 2000 Mr. Klepfish was an asset manager for several investors in small cap entities.

The Receiver

Since his appointment by the District Court in Tel Aviv on July 26, 2005 to enforce the rights of the 2004 Debenture holders, the Receiver, subject to the oversight of the District Court, oversees the day to day operation of the company. There are no directors or officers in the company.

The Receiver, Adi Braunstein, is a practicing attorney in the State of Israel and has been in private practice since June 1995. His areas of expertise include commercial and bankruptcy law.

Corporate Governance Rules

Technoprises is incorporated in Israel and its ordinary shares are listed on the Over the Counter Bulletin Board Market. Accordingly, Technoprises is subject to various corporate governance matters under Israeli law relating to independent directors, the audit committee and the internal auditor under applicable Israeli law.

External Directors

Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to independent directors:

•	companies must appoint two external directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;

•	external directors must be elected by a majority vote at a shareholders’ meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied:

•	at least one-third of the shares held by shareholders other than controlling shareholders must be voted in favor of the election of the external director; or

•
the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;

•
the term of an external director is three years and may be extended by vote of the shareholders for one additional term of three years, and an external director can be removed from office only under limited circumstances;

•	if all directors are of the same gender, the next new external director must be of the other gender;

•	each committee of the board of directors is required to include at least one external director; and

•
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

Israeli law provides that a person may not be appointed as an external director if the person, a relative, partner or employer of the person or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by any entity controlling the company.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an independent director or may otherwise interfere with the person’s ability to serve as an independent director.

Technoprises’ existing articles of association and Israeli law provide for a board of directors of not less than four directors and not more than ten directors, as may be fixed from time to time by vote of the board of directors. Under the existing articles of association, all directors generally serve until the next annual meeting. The articles of association allow the appointment of directors (even if they are not external directors) for periods of up to three years (up to the third annual meeting following their appointment). Pursuant to Israeli law, external directors serve a three year term which may be extended for an additional term of three years. The directors may at any time and from time to time appoint any other person a director, whether to fill a vacancy or to add a director to serve until the first general meting of shareholders after such appointment, subject to the maximum number of directors permitted under our articles of association. A majority of all holders of the ordinary shares may also appoint and dismiss directors.

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

The Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, require foreign private issuers, such as us, to comply with various corporate governance practices. Technoprises intends to take all actions necessary for us to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act and rules adopted by the Securities and Exchange Commission.

The Memorandum and Articles of Association

In February 2000, the Companies Ordinance (New Version)-1983 was replaced by the Companies Law-1999 (the "Companies Law"). Since Technoprises Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, thereby making the Articles inconsistent with the Companies Law, the provisions of the Companies Law apply (unless specifically stated otherwise in the Companies Law). Similarly, in all places that the Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

  Our objective, as stated in the Articles and in the Memorandum of Association, is to engage in any lawful activity. Technoprises has currently outstanding only one class of securities, Ordinary Shares, having no nominal value. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. The Articles may be amended by a resolution carried at a General Meeting by an ordinary majority (over 50%) of those who voted is required . The Articles require that Technoprises hold its annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. No business may be commenced until a quorum of two or more shareholders unless such meeting is an extraordinary meeting then no business may be commenced until a quorum of two or more shareholders holding at least 25% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to the Articles;

•	appointment or termination of the auditors;

•	appointment and dismissal of directors;

•	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;

•	increase or reduction of the authorized share capital or the rights of shareholders or a class of shareholders by a Special Majority, as provided in Sections 286 and 287 of the Israeli Companies Law;

•	any merger as provided in section 320 of the Israeli Companies Law; and

•
the exercise of the board of directors’ powers by the general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for effective management, as provided in section 52(a) of the Israeli Companies Law.

A special meeting of shareholders may be convened by the board, or by request of one or more shareholders holding at least 5% of paid up share capital or by a request of at least two directors or directors which are 25% of the than acting directors. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene a special meeting or the requesting shareholders may convene a meeting by themselves upon seven days’ notice to all shareholders.

The existing Articles adopted on May 31, 2004, provide that although directors are to be elected at an annual general meeting, between annual meetings, the board shall be empowered to appoint or dismiss directors by a majority vote of the directors in the event the board of directors is comprised of less than ten directors. Notwithstanding the foregoing, however, holders of the majority of the Company’s shares may appoint or remove directors by the delivery of a written notice of appointment or dismissal to the Company by such shareholders.

The existing Articles allow the board of directors to declare a dividend to be paid to the shareholders according to their rights and benefits in the profits, and to further allow the board to decide the time of payment.

Compensation of Directors and Executive Officers

The aggregate direct labor costs associated with all of directors and officers of Technoprises as a group for the year ended December 31, 2004 (including persons who served as directors or officers for only a portion of 2004) was approximately $44,164.

Under Israeli law, any agreement with officers and directors of the company regarding compensation needs the approval of the audit committee, our board of directors and shareholders.

On June 20, 2004 the Audit Committee of the board of directors of Technoprises resolved that the external directors will be compensated as set forth in the Israeli Companies Regulations. Other members of board during 2004 (excluding Prosper Abitbol, Adam Ofek and our external directors) were to receive monthly fees of $750 and $300 for every board or committee meeting they attend. In addition, each of them was to receive options to purchase 520,000 of ordinary shares.

Employee and Director Share Options

From time to time Technoprises granted stock options to officers, directors and employees at an exercise price equal to the fair market value of ordinary shares on the date of grant. All the options vest over periods ranging from two to five years commencing on the date of grant and have expiration dates up to seven years from the date of grant.

The Company does not have any option plans in place.

As of December 31, 2004, options to purchase 70,000 ordinary shares were outstanding all of which were fully vested and exercisable. As of July 13, 2005, the weighted average exercise price of all outstanding options was $4.27 per share.

The board of directors and shareholders have adopted resolutions to reserve an option pool of 24,000,000 ordinary shares for future option grants for employees, consultants, directors and officers of the company and our subsidiaries under a new option plan which will be approved by the board.

Employees

As of December 31, 2004, Technoprises had 15 employees, 12 of which were located in Israel and 3 located in the United States.

As of the filing of this report on Form 20-F, Technoprises does not employ any personnel. In connection with its strategy in 2005 of outsourcing operations, Technoprises entered into several consulting agreements pursuant to which it obtained significant services, including administrative services as well as other more specialized services such as marketing. As of the filing of this annual report, Tegrasoft, has retained, on an outsourcing basis, 16 individuals as part of its sales force in Israel. Additionally, prior to the appointment of the Receiver, Technoprises retained four consultants who provided to it administrative, accounting and legal services.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     Percentages

The following table shows information about the beneficial ownership of ordinary shares as of August 12, 2005, including shares that may be acquired pursuant to options that are exercisable within 60 days of such date, by:

•	each person or entity known to own beneficially more than 5% of Technoprises outstanding ordinary shares;

•	each director or officer who beneficially holds more than 1% of the outstanding ordinary shares; and

•	all other directors and executive officers of the company as a group.

Percentage ownership is based on 191,182,579 ordinary shares issued and outstanding as of August 12, 2005. The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. Approximately 40% of our issued and outstanding ordinary shares are held by U.S. residents.

As of August 15, 2005, there were 61 shareholders of record of ordinary shares of which 25 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of approximately 25% of the issued and outstanding shares.

Name of Beneficial Owner	Number of Share Beneficially Owned	Percentage of Class
Apros & Chay MB, Ltd. (1)	48,500,000	25.37%
Prosper Abitbol (2)	18,327,027	9.56%
BPI Inc.	34,000,000	17.78%

Avigdor Olshansky	12,022,386	6.29%

Platinum Partners Value Arbitrage Fund, LP (3)	12,000,000	5.94%
Alpha Capital AG (4)	12,000,000	5.94%
Bristol Investment Fund Ltd. (5)	14,000,000	5.00%
Stonestreet LP (6)	16,000,000	6.91%

All Directors and Executive Officers of the Company as a Group	—	—

     (1) Prosper Abitbol, the former and sole executive director of Technoprises Ltd. until his resignation on July 26, 2005, is an officer and director of Apros & Chay MB, Ltd. To the knowledge of Technoprises, he beneficially owned 75% of the share capital of Apros & Chay MB, Ltd.. In August 2005, Technoprises was advised in writing by DCI USA Inc.(“DIC”) that as the record holder has defaulted on a pledge of shares made to DIC, DIC is the beneficial owner of these shares. The natural person at DIC who has voting and dispositive power over these shares is Mr. Ilan Ofir, the Chief Executive Officer at DIC.

 (2) Mr. Abitbol, the former and sole executive director of Technoprises Ltd. until his resignation on July 26, 2005, is the sole shareholder of Unicorp, Inc., who is the record holder of these shares.

     (3) Comprised of (i) 3,000,000 ordinary shares and (ii) 9,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (4) Comprised of (i) 3,000,000 ordinary share and (ii) 9,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (5) Comprised of (i) 10,500,000 ordinary shares and (ii) 10,500,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

     (6) Comprised of (i) 4,000,000 ordinary shares an (ii) 12,000,000 ordinary shares underlying warrants exercisable within 60 days of the date hereof.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

In connection with the transaction between BVR and TechnoCross, on February 18, 2004 we effected a 1:50 stock split of Technoprises issued and un-issued ordinary shares and subsequently cancelled 49 of each 50 ordinary shares. Subsequent to these changes, the authorized share capital of our company consisted of NIS 300,000 divided into 30,000,000 ordinary shares, nominal value NIS 0.01 each and the issued share capital of the Company is 9,837,701 ordinary shares, nominal value NIS 0.01 each. The purpose of the changes in the capital stock was to reduce stamp taxes in Israel which is derived from the par value and number of outstanding shares. Immediately thereafter, the company authorized additional share capital of NIS 1,700,000, divided into 170,000,000 Ordinary Shares, nominal value NIS 0.01 each, such that the our authorized share capital would be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, nominal value NIS 0.01 each.

     At a shareholders meeting held on May 31, 2004, the shareholders approved the following changes in our share capital: (i) the conversion of our ordinary shares from shares of NIS 0.01 par value each into shares of non par value each; and (ii) the increase of our authorized share capital by additional 300,000,000 ordinary shares. Consequently, as of the date of the filing of this annual report, our authorized share capital was comprised of 500,000,000 ordinary shares non par value each, of which 157,182,579 were issued and outstanding on December 31, 2004.

     Technoprises shareholders further authorized the board of directors to effect a reverse stock split at a range of 4-8:1 within a period of six months (as shall be resolved by the Board), in the event that the market condition will indicate that a decrease in the number of our ordinary shares outstanding would encourage interest in, and promote liquidity of, our ordinary shares. As of the filing of this annual report on Form 20-F, such reverse split was not effected.

Related Party Transactions

Special Payment to BVR’s Chief Executive Officer

     In connection with the transaction between BVR and Technoprises, BVR made a one-time payment in the amount of $50,000 plus VAT to its then existing Chief Executive Officer, Yaron Sheinman, for his services to BVR between May 1, 2003 and the time of the transaction.

     In connection with the transaction between BVR and Technoprises, certain directors, executive officers, employees and service providers to Technoprises and its subsidiaries received 19,716,510 ordinary shares of the Company that otherwise would have been issued to the shareholders of Technoprises. Such shares are currently held in trust, for tax ruling purposes.

Apros & Chay and Avigdor Olshansky Participation Right

     On April 1, 2004 the board of directors resolved to grant Apros & Chay and Avigdor Olshansky a right to participate in the investment round of the Subscription Agreement, dated April 21, 2004 and to purchase, at a price of $0.10 per share, up to such number of shares which will enable them to maintain their respective shareholdings in the Company, as of prior to the closing of such investment round on terms similar to such agreement. This participation right is subject to the approval of the audit committee, a further approval of the board of directors and the approval of our shareholders. The audit committee approved such participation right on June 20, 2004. The approval of the board and the shareholders has not been obtained.

     On June 20, 2004 the Audit Committee resolved to grant Apros & Chay and Avigdor Olshansky a right to participate in the investment round of the Term Sheet, dated June 9, 2004 and to purchase, at a price of $0.10 per share, up to such number of shares and warrants which will enable them to maintain their respective shareholdings in the Company, as of prior to the closing of such investment round on terms similar to such agreement. This participation right is subject to the approval of the board and shareholders, which is yet to be obtained.

Watchow License

     We license the rights to the Watchow portal from Unicorp Ltd. Prosper Abitbol, our Chairman and Chief Executive Officer controls Unicorp Ltd.

We license the rights to the Watchow portal from Unicorp Ltd. Prosper Abitbol, our Chairman and Chief Executive Officer, is a Managing Director and owns all of the outstanding voting capital stock of Unicorp Ltd. As consideration for the license we were required to pay Unicorp and Cat4view 5% of the gross revenues generated from the use of the portal up to a maximum amount of royalties equal to $2,500,000. At any timer prior to August 18, 2004, Unicorp and Cat4view had the right to elect to exchange the rights to receive royalties for an aggregate of 20% of the shares of TelemAtik Cross-Media. On July 25, 2004, Unicorp and Cat4view exercised their right under the license. Subsequently, Unicorp and Cat4view agreed to receive our ordinary shares having a fair market value equal to 20% of our subsidiary TCM. Our board of directors engaged an independent appraiser to value the 20% of TelemAtik Cross-Media, and, based on such valuation, we issued 18,372,027 ordinary shares to Unicorp and 3,242,122 ordinary shares to Cat4view. Unicorp is owned and controlled by Prosper Abitbol, our former Chairman of the Board and Chief Executive Officer until his resignation on July 12, 2005 and a major shareholder of the Company, and Cat4view is owned and controlled by Avigdor Olshansky, the former Chief Executive Officer of our wholly owned subsidiary TCM.

On December 20, 2004 we received a loan in the principal amount of $141,000 from Apros & Chay Ltd., with an annual interest rate of 12%. The loan matures by December 20, 2005. Apros & Chay Ltd. is controlled by Mr. Prosper Abitbol, who until July 13, 2005, was our Chief Executive Officer and Chairman of our board of directors.

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

     See Consolidated Financial Statements attached to this Form 20-F.

Legal Proceedings

(i) On March 21, 2004 a financial claim for an amount of $291,260 was filed by Castlenet Technology Inc. in the Magistrate’s Court of Tel-Aviv, against our subsidiary, Coresma Ltd. (in Liquidation), Technoprises, Yaron Sheinman and Aviv Tzidon (previous officers and directors of Techoprises) and previous officers of Coresma. Castlenet claimed that Coresma owes Castlenet $291,260 for products supplied to Coresma and for which Castlenet claims that Coresma has not paid.

On August 15, 2005, the Magistrate Court denied and rejected these claims.

   (ii) On June 9, 2004 Technoprises received a letter from counsel to certain directors of BVR prior to the transaction between BVR and TechnoCross claiming breach of Technoprises’ obligation to provide D&O insurance to such directors as set forth in Section 8.4 of the Stock Purchase Agreement between BVR and TechnoCross. Technoprises contacted several insurance brokers in an attempt to purchase such coverage but have been advised that such insurance is not available.

(iii) On December 30, 2004 a financial claim in the amount of approximately $38,000 was filed by Red Match Ltd in the Magistrate’s Court of Tel Aviv against TCM for amounts owed in respect of services allegedly provided by Red Match to TCM. The claim by Red Match arises out a non-binding memorandum of understanding executed by the two companies relating to then contemplated business cooperation by the two companies. TCM filed its answer denying all allegations. In addition, TCM filed a counterclaim against Red Match in the amount of approximately $66,000 in respect of damages caused to it by Red Match's actions and inaction, including factual misrepresentations.

(iv) On March 27, 2005, one of Technoprises’ former attorneys commenced an action in seeking unpaid legal fees in the approximate amount of $41,000. Technoprises answer denied the complaint's material allegations.

(v) On March 29, 2005, certain holders of 2004 Debenture and former employees of EVR, filed a motion with the District Court in Tel Aviv for the liquidation of Technoprises and EVR and for the appointment of a temporary court appointed liquidator. On April 18, 2005, the Court denied the plaintiffs' motion for the appointment of a temporary liquidator and set a hearing date of December 29, 2005 to entertain the motion of the appointment of the permanent liquidator.

On April 11, 2005, the holders of the 2004 Debentures filed with the court a separate motion for the appointment of a temporary and permanent receivers for Technoprises for the purpose of enforcing the 2004 Debentures. Plaintiffs' motion for the appointment of a temporary receiver was denied. However, on July 26, 2005, the District Court in Tel Aviv granted the motion for the appointment of a permanent receiver for Technoprises. The court appointed Mr. Mr. Adi Braunstein, an Israel based attorney, as a receiver for the purpose of enforcing the terms of the 2004 Debentures.

By their terms, the principal amount and accrued interest on the 2004 Debentures became due and payable on June 30, 2005. We have not paid the principal and accrued interest of approximately $735,000 (as of June 30, 2005) on these debentures. In addition, we owe to the holders of the 2004 Debentures penalties in the aggregate amount of $87,000 as of June 30, 2005 in respect of the delay in filing and effectiveness of a registration statement that we filed in October 2004 that has not been declared effective. We granted a first priority lien to the holders of the 2004 Debentures on all of our current and future assets (including, without limitation, our intellectual property) with respect to the principal, accrued interest and penalties.

The court appointed receiver’s mandate includes enforcing the terms of the 2004 Debentures.

Item 9. Offer and Listing.

Share Listings and Trading Prices

The primary trading market for Technoprises' ordinary shares is the Over the Counter Bulletin Board Market, under the symbol "TNOLF.OB." From August 4, 2003 until April 26, 2004 the shares traded under the symbol "BVRT.OB" and from 1998 until August 4, 2003 our shares traded on the Small Cap Market, under the symbol "BVRT." On July 19, 2005 our symbol was changed to "TNOLE.OB" as a result of Technoprises' failure to timely file its annual report on Form 20-F. The table below sets forth the high and low reported sales prices of our ordinary shares, as reported by the Nasdaq Small Cap Market and the Over the Counter Bulletin Board Market during the specified financial periods. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Period	High ($)	Low ($)
Year
2000	20.00	2.00
2001	4.25	0.18
2002	0.66	0.08
2003	0.37	0.06
2004	0.42	0.12

First quarter 2003	0.37	0.10
Second quarter 2003	0.32	0.12
Third quarter 2003	0.15	0.06
Fourth quarter 2003	0.28	0.08
First quarter 2004	0.41	0.22
Second quarter 2004	0.30	0.19
Third quarter 2004	0.25	0.13
Fourth quarter 2004	0.20	0.12
First quarter 2005	0.29	0.07
Second quarter 2005	0.15	0.065

Most Recent Six Months
August 2005 (through August 15, 2005)	0.14	0.039
July 2005	0.13	0.03
June 2005	0.13	0.065
May 2005	0.148	0.066
April 2005	0.15	0.10
March 2005	0.19	0.07
February 2005	0.29	0.15
January 2005	0.171	0.16

On August 12, 2005, the last reported sale price of our ordinary shares on the Over the Counter Bulletin Board was $0.047 per share.

Item 10. Additional Information.

Our Memorandum and Articles of Association

In February 2000, the Companies Ordinance (New Version)-1983 was replaced by the Companies Law-1999 (the “Companies Law”). Since Technoprises’ Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, thereby making our Articles inconsistent with the Companies Law, the provisions of the Companies Law apply (unless specifically stated otherwise in the Companies Law). Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

Our objective, as stated in our Articles and in our Memorandum of Association, is to engage in any lawful activity. We have currently outstanding only one class of securities, our Ordinary Shares, having no nominal value . Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. Our Articles may be amended by a resolution carried at a General Meeting by an ordinary majority (over 50%) of those who voted is required . Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. No business may be commenced until a quorum of two or more shareholders unless such meeting is an extraordinary meeting then no business may be commenced until a quorum of two or more shareholders holding at least 25% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

• amendments to our Articles;

• appointment or termination of our auditors;

• appointment and dismissal of directors;

• approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;

•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders by a Special Majority, as provided in Sections 286 and 287 of the Israeli Companies Law;

• any merger as provided in section 320 of the Israeli Companies Law; and

•
the exercise of the board of directors’ powers by the general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our effective management, as provided in section 52(a) of the Israeli Companies Law.

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

Section 260A of the Israeli Companies Law permits a company to provide in its Articles of Association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;

•	reasonable legal expenses incurred in an action brought against the director or officer by or on behalf of the company or others; and

•
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

All of these provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and has a reasonable basis to believe that the act would not prejudice the company;

• an intentional or reckless breach by the officer or director of the duty of care;

• any act of omission done with the intent to derive an illegal personal benefit; or

• any fine levied against the director or officer.

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

Subject to the provisions of the Israeli Companies Law, the Company may procure, as the board may from time to time determine, Directors’ and Officers’ liability insurance covering the liabilities of an Officer for any act committed by her/him in her/his capacity as an Officer, in respect of any of the following:

•	breach of duty of care towards the Company or towards any other person;

•	breach of fiduciary duty towards the Company; provided, that such Officer acted in good faith and had a reasonable basis to assume that his/her action would not harm the interests of the Company;

•	financial liabilities imposed on him/her in favor of a third party; or

•	any other event for which insurance of an Officer is or may be permitted.

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

An indemnity, as provided above, may be issued in respect of a liability or expense as follows:

•	a monetary liability imposed on an Officer in favor of a third party under a judgment, including a judgment by way of compromise or judgment of an arbitrator approved by a court;

•
reasonable expenses of the proceedings, including legal fees, expended by the Officer or imposed on him by the court for proceedings initiated against him by or on behalf of the Company or by a third party; criminal proceedings in which the Officer was acquitted; or criminal proceedings in which he was convicted in an offense, which did not require proof of criminal intent; or

•	any other liability or expense for which the indemnification of an Officer is not precluded by Law.

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

 Subject to the provisions of the Israeli Companies Law, nothing in the Articles will limit the Company, in any manner, from entering into an agreement of liability insurance, or in granting an exemption or indemnification in respect of:

•	an Officer, or a director or officer of another company as provided in Article 147 above, to the extent that the insurance, exemption or indemnity is not prohibited by law; or

•	any person who is not an officer, or a director of another company as provided in Article 147 above, including but not limited to employees and representatives of the Company.

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

Taxation
Certain U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, the term “U.S. Holder” refers only to any of the following beneficial owners of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes and who is not an Israeli resident for Israeli tax purposes;

•	a corporation (or an entity taxable as a corporation) created or organized under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income;

•
a trust (including certain trusts that are deemed to have met the following requirements), if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all the substantial decisions of the trust; or

•
a flow-through entity (such as a partnership or a limited liability company that is not treated as a corporation for U.S. federal tax purposes), to the extent the partnership or membership interests therein are beneficially owned by U.S. Holders.

This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their specific circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons holding our ordinary shares as part of a “straddle,”“hedge” or “conversion transaction,” or holders, directly, indirectly or through attribution, of 10% or more of the aggregate value or voting power of our outstanding ordinary shares. It is assumed for purposes of this discussion that no U.S. Holder is engaged in a trade or business in Israel or has a fixed base (such as a business office) or a permanent establishment therein.

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

Tax Reform in Israel

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

General Corporate Tax Structure

On June 29, 2004 the law for Amendment of the income tax ordinance (Amendment No. 140), 5764-2004 became effective. Following the effectiveness of this amendment, the income tax applicable to Israeli companies will be gradually reduced from 35% in 2004 to 30% in 2007 and going forward.

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

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	the option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

•	accelerated depreciation rates on equipment and buildings.

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

•
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

•	Subject to limitations described in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

•
Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to rules that were modified as of January 1, 1999.

•
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

     Our business plan contemplated that we develop and manufacture products in Israel and intend to sell them in the U.S., Israel and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. A strengthening of the dollar could make future products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. As Technoprises has no short-term investments, it does not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

The principal on certain of the convertible debentures that Technoprises issued in June and July of 2004 and accrued interest became due on June 30, 2005. The principal and accrued interest aggregate approximately $735,000 as of June 30, 2005. In addition, we owe to the holders of the 2004 Debentures penalties in the aggregate amount of $87,000 as of June 30, 2005 in respect of the delay in filing and effectiveness of a registration statement that we filed in October 2004 that has not been declared effective. Payment on these notes has not been made. These holders of these notes have a lien on all of our assets. In addition, the aggregate principal amount of $150,000 at a per annum interest rate of 12.5%) was advanced to the Company between December 2004 and January 2005. These amounts came due on June 30, 2005 and as of such date aggregate $161,000.

As of June 30, 2005, Technoprises was required to pay down approximately $100,000 in principal amount and accrued interest owed to Bank Hapoalim. As of the filing of this report, that amount has not been paid.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13-d-15(e) and 15d-15(e)). Based upon that evaluation and management's assessment of the potential effect of the material weakness described below, the acting Principal Financial Officer (and Principal Accounting Officer) concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to enable us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 ("Exchange Act"), such as this quarterly report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our financial statements are presented in conformity with generally accepted accounting principles.

In connection with the audit of our financial statements for the year ended December 31, 2004, Ziv Haft, Certified Public Accountants (Isr) BDO Member Firm, our independent registered public accounting firm (“Ziv”) noted that there were material weaknesses in our controls over financial reporting under standards established by the Public Accounting Oversight Board with respect to certain matters. The issues raised by Ziv relate to the following: (i) the fact that we did not have an internal controller (or an individual functioning in that role) on a permanent basis, (ii) the high turn-over rate of our internal accounting staff over the past 12 months, (iii) the lack of segregation of duties and (iv) the unnecessarily complex nature of our business structure.

Any remedial action to address these factors is subject to raising additional capital and further subject to the decisions taken by the Receiver as to the future course of Technoprises (which decisions are subject to the approval of the District Court in Tel Aviv overseeing the receiviership).

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the reported period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A - Audit Committee Financial Expert

We do not currently have an "audit committee financial expert".

Item 16.B - Code of Ethics

     Technoprises has adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including principal executive, financial and accounting officers and persons performing similar functions. Written copies are available upon written request.

     The Company will provide a copy of the Code of Ethics to any person, without charge, addressed to the Receiver in Tel Aviv, Israel.

Item 16.C - Principal Accountant Fees and Services

Our 2003 and 2004 financial statements have been audited by Ziv Haft, certified public accountants (Israel), a member of BDO. We paid our auditors the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2003	2004
	(U.S. dollars in thousands)
Audit Fees	35,000	35,000
Audit-Related Fees	—	—
Tax Fees	19,953	12,000
All Other Fees	12,183	—
Total	37,136	12,000

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

     Our Audit Committee adopted in 2004 a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

Item 16.D - Exemptions from the Listing Standards for Audit Committees

     Not applicable to Registrant.

Item 16.E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Neither Technoprises nor any affiliated purchaser purchased any equity securities of Technoprises during 2004.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See Financial Statements attached.

Item 19. Exhibits.

  (a)     Index to Financial Statements

  (b)     Exhibits

Exhibit Number	Description
3.1*	Articles of Association of the Company
4.1*	Letter Agreement Re: TV Gate Technology, dated December 17, 2003, between Comverse Ltd. and Prosper Abitbol on behalf of Apros & Chay Technoprises Ltd.
4.2*	Share Purchase Agreement, dated December 22, 2003, among BVR Technologies Ltd., Technoprises Apros & Chay Ltd., Apros & Chay MB Ltd., Prosper Abitbol and Avigdor Olshansky
4.3*	Subscription Agreement, dated February 18, 2004, among the Company and the subscribers listed therein
4.4*	Form of C-2004-FEB A Warrant, dated February 18, 2004, issued by the Company
4.5*	Form of C-2004-FEB B Warrant, dated February 18, 2004, issued by the Company
4.6*	Form of C-2004-FEB C Warrant, dated February 18, 2004, issued by the Company
4.7*	Exclusive License Agreement, dated February 18, 2004, among Unicorp Ltd., Cat4view and Technoprises Apros & Chay Ltd.
4.8*	Letter Agreement, dated March 1, 2004, between Comverse Ltd. and Prosper Abitbol
4.9*	Securities Purchase Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.10*	Registration Rights Agreement, dated April 16, 2004, among the Company and the investors listed therein
4.11*	Warrant, dated April 16, 2004, issued by the Company to Econor Investments Corporation
4.12*	Form of Class 2004-A Warrant, dated April 21, 2004, issued by the Company
4.13*	Form of Class 2004-B Warrant, dated April 21, 2004, issued by the Company
4.14*	Form of Class 2004-C Warrant, dated April 21, 2004, issued by the Company
4.15 +	Share Purchase Agreement, dated August 24, 2004, among the Company, EVR and Araneo Ltd.
4.16*	Translation of Agreement dated May 20, 2004 between the Company and Bank Hapoalim
4.17*	Warrant to Purchase Ordinary Shares, dated May 20, 2004 issued to Bank Hapoalim
4.18*	Joint Development and Technology Agreement, dated May 28, 2004, between Lucent Technologies and the Company
4.19*	Term Sheet, dated June 9, 2004, between the Company and Duncan Capital LLC
4.20*	Agreement dated February 17, 2004, among TCM, Dr. Levanon and Dr. Lossos
4.21 +	Form of 5% Secured Convertible Promissory Note, dated June 30, 2004 and July 23, 2004
4.22 +	Distribution Agreement between the Company and Jiangsu Yitong Ltd.
4.23	Decision of the Destrict Court of Tel-Aviv-Jaffa appointing a Receiver for Technoprises Ltd. (Translated from Hebrew Original)
10.1	Consents of Ziv Haft, Certified Public Accountants (Isr.)
12.1	Certificate pursuant to Section 302 of the Sarbones-Oxley Act of 2002
13.1	Certification pusuant to Section 906 of the Sarbones-Oxley Act of 2002

*   Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
+   Incorporated by reference to our registration statement on Form F-1 filed on September 9, 2004.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNOPRISES LTD.

Date: August 16, 2005	By:	/s/ Adi Braunstein

Name: Adi Braunstein
Title: Court Appointed Receiver Appointed on July 26, 2005 by the District Court, Tel Aviv-Jaffa [Civil Case 001424 / 05] and Acting Principal Executive Officer (and Principal Financial and Accounting Officer)

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

2004 ANNUAL REPORT

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Technoprises Ltd. (formerly: “B.V.R. Technologies Ltd.”) (a Development Stage Company) (the "Company") and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the period commencing January 8, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the related consolidated results of operations and cash flows for the period commencing January 8, 2004 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1A1(d) to the consolidated financial statements, the Company changed its accounting treatment for the recapitalization transaction and reclassified certain expenses in the statement of operations.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1A1(C) to the consolidated financial statements, the Company has suffered losses from operations and has negative cash flows from operations that raises substantial doubt about the Company’s ability to continue as a going concern. In addition, as discussed in Note 10B6 to the consolidated financial statements, on July 26, 2005 the court appointed a permanent receiver to the Company. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel-Aviv, Israel
July 26, 2005
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31,
2004
(in thousands)
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	$151
Trade accounts receivable	76
Other current assets	45
Inventories	109

Total current assets	381

PROPERTY AND EQUIPMENT, NET (Note 3)	100

OTHER ASSETS, NET (Note 4)	46

Total assets	$527

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31,
2004
(in thousands)
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY:

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$269
Other (Note 13A)	2,644
Warrants (Note 5)	478
Loans from other (Note 6)	215
Convertible note (Note 7)	354

Total current liabilities	3,960

LONG-TERM LIABILITIES:
Accounts payable (Note 8)	75

REDEEMABLE SHARES (Note 9)	450

COMMITMENTS AND CONTIGENCIES (Note 10)

SHAREHOLDERS’ DEFICIENCY (Note 11):
Share capital - ordinary shares of non par value (authorized: December 31, 2004 - 500,000,000 shares; issued and outstanding: December 31, 2004 - 157,182,579 shares)	-
Additional paid-in capital	16,453
Deficit accumulated during the development stage	(20,411)
Total shareholders’ deficiency	(3,958)

Total liabilities and shareholders’ deficiency	$527

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

Period from inception (January 8, 2004) to December 31,
2004
(in thousands, except per share amounts)

Revenues	$190
Cost of revenues	93
97
Software development costs	842
Purchased computer software (see Note 13B1)	2,275
General and administrative expenses	13,857
Operating loss	(16,877)
Financial expenses, net (Note 13B2)	2,194
Other expenses (Note 13B3)	1,340
Loss before taxes on income	(20,411)
Taxes on income (Note 12)	-

Net loss	$(20,411)

Basic and diluted loss per share (Note 13C)	$(0.18)

Weighted average number of shares outstanding (Note 13C)	113,612

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share Capital		Additional	Deficit Accumulated During the
	Number of Shares	Amount	Paid-In Capital	Development Stage	Total
	(in thousands, except shares)

Balance at January 8, 2004 (inception)	-	$-	$-	$-	$-
Changes during the period:
Recapitalization of the Company in February (Note 1A1(b), 2A)	* 57,280,264	129	(129)	-	-
Issuance of shares to the shareholders of the public shell (Note 1A1(b), 2A)	9,837,701	24	(24)	-	-
Issuance of shares for services and others in February relating to the recapitalization (Note 2A)	21,509,045	48	6,835	-	6,883
Issuance of shares and warrants in March relating to the recapitalization, net of issuance costs of $16 thousand (Note 2C)	7,500,000	17	693	-	710
Issuance of shares and warrants in April, net of issuance costs of $322 thousand (Note 2D)	22,500,000	49	1,806	-	1,855
Changes in shares par value from NIS 0.01 par value each, into non par value	-	(267)	267	-	-
Issuance of shares in July (Note 2G)	5,200,000	-	988	-	988
Issuance of shares in July (Note 2I)	7,000,000	-	1,680	-	1,680
Beneficial conversion features in July	-	-	800	-	800
Conversion of convertible note in August	2,011,420	-	15	-	15
Issuance of shares in August (Note 2E)	480,000	-	64	-	64
Issuance of shares in November (Note 10C2)	21,614,149	-	3,458	-	3,458
Net loss for the period	-	-	-	(20,411)	(20,411)

Balance at December 31, 2004	154,932,579	$-	$16,453	$(20,411)	$(3,958(

* Excludes 2,250,000 redeemable shares issued to Comverse (Note 2B).

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from inception (January 8, 2004) to December 31,
2004
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,411)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	21
Amortization of convertible note issuance costs	36
Amortization of convertible note beneficial conversion features	287
Issuance of shares against expenses	13,076
Revaluation of warrants	381
Changes in operating assets and liabilities:
Increase in trade receivables	(76)
Increase in other current assets	(45)
Increase in inventories	(109)
Increase in trade payables	269
Increase in other accounts payable	2,719
Increase in redeemable shares against purchased computer software	450
Net cash used in operating activities	(3,402)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(121)
Net cash provided by investing activities	(121)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipts of loans	215
Issuance of warrants	97
Issuance of convertible note	900
Convertible note issuance costs	(103)
Issuance of shares and warrants, net of issuance cost of $338 thousand	2,565
Net cash provided by financing activities	3,674

NET INCREASE IN CASH AND CASH EQUIVALENTS	151
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	-
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$151

The accompanying notes are an integral part of the consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.  General:

  A description of the business and significant accounting policies are as follows:

  1.  The Company:

a.     Technoprises Ltd. (formerly: “B.V.R. Technology Ltd.”) (together with its subsidiaries “the Company”) is an Israeli development stage company enterprise as defined by FASB Statement No. 7 “Accounting and Reporting by Development Stage Enterprises”.  The Company operates in one business segment - distribution of content via Broadband Networks. The Company develops software solutions for telecommunication providers, media distributors and creators and large corporate enterprises leveraging next-generation network technology.

b.    On February 18, 2004 the Company shareholders approved issuance of 88,539,309 ordinary shares of the Company to the shareholders of “Technocross Ltd.” (formerly: “Technoprises Apros & Chay Ltd.”) (“Technocross”), a development stage company incorporated on January 8, 2004, and other parties, which equals to 90% of the issued share capital of the Company after the said issuance. In accordance with the issuance of the shares the Company purchased all of the issued and outstanding share capital of Technocross (see Note 2A). At the time of the transaction, Technocross owned 100% of the outstanding share capital of Telematic-Cross Media Ltd. (“TCM”), which was established on June 17, 2003 and had no operations since establishment and until the abovementioned transaction except for signing the agreement with Comverse described in Note 2B. At the time of the merger Technocross had no assets or liabilities except for a signed agreement by its subsidiary TCM with Comverse, to purchase the "TVGate" software technology. The closing of the agreement with Comverse was at the merger date, on February 18, 2004. In the consolidated financial statements of the Company, the TVGate technology was charged to expense since it did not reach technological feasibility and has no alternative future uses.

Prior to the acquisition, B.V.R. was a non-operating pubic shell with no significant assets and liabilities which their fair value was zero at the time of the transaction and was treated as the “acquired Company” in the transaction, but remains the surviving legal entity. Subsequently to the acquisition the Company changed its name (see Note 1A1(e)).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:  (cont.):

A.  General: (cont.):

  1.  The Company (cont.):

b.     (cont.):
For accounting purposes the acquisition has been treated as the “recapitalization” of Technocross, which is a capital transaction and not a business combination, in which Technoprises is the legal acquirer and Technocross is the accounting acquirer. Since Technoprises' assets and liabilities had no value at the time of the merger the transaction was valued at zero for accounting purposes. Accordingly, the capital structure of the combined company has been adjusted to reflect the capital structure of Technocross since the shareholders of Technocross now control the Company.

Since Technocross was incorporated on January 8, 2004 (inception) no comparative figures of the accounting acquirer were presented and no adjustments to give retroactive effect to the recapitalization were recorded.

c.     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash flows from operations since inception. For the period from inception (January 8, 2004) to December 31, 2004 the Company incurred a loss from operations of $16,877 thousand, negative cash flows from operations of $3,402 thousand and has a shareholders’ deficiency of $3,958 thousand.

The Company is also late in payments to some of the Israeli institutions and during 2005 it has suspended its research and development activities and dismissed most of its employees due to lack of financing. As of July 2005, the Company ceased substantial part of its operation.

On July 26, 2005, the District Court in Tel-Aviv granted the motion for the appointment of a permanent receiver for the purpose of enforcing the terms of the convertible notes that came due in June 2005 (see Note 10B6).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies: (cont.)

A.  General: (cont.)

  1.  The Company (cont.):

c.     (cont.):
Despite its negative cash flows, the Company has been able to secure financing in order to support its operation to date, based on shares and notes issuances. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

d.    In these financial statements, the Company has corrected the value of the shares issued in the recapitalization transaction (see Note 1A1(b)) compared to the March 31, 2004 financial statements dated September 2, 2004.

In the March 31, 2004 financial statements, the Company valued the recapitalization according to $0.09 based on price per share issued in certain private placements during 2004. In the past, the Company’s management believed that the market price of the share did not reflect its fair value due to low trading volume on the over-the-counter market and high fluctuation of the share price in relative short periods.

In these financial statements the Company valued the recapitalization based on the price of the share at the closing date of the agreement. This change in accounting treatment resulted in an increasing of the net loss in the amount of $4,948 thousand against additional paid-in capital.

In addition, the Company reclassified an expense of $1774 thousand relating to issuance of shares to individuals who contributed in bringing the merger into realization from other expenses to operating expenses.

These expenses were related to issuance of shares to group of individuals who were the mediators and finders of the merger agreement. Since the Company considers these costs as reorganization costs, they were recorded in these financial statements as operating expenses.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

A.  General (cont.):

  1.  The Company (cont.):

e.     On April 26, 2004 the Company changed its name from “B.V.R. Technologies Ltd.” to “Technoprises Ltd.”

f.     Through its wholly-owned subsidiary, E.V.R. Entertainment Application of Virtual Reality (1994) Ltd. (“EVR”), the Company held 37.27% of Coresma Ltd. (“Coresma”) as of December 31, 2003.

As of March 1, 2004, Coresma ceased its operation and dismissed its employees. The investment in Coresma was impaired to zero in previous years. Coresma is now under the administration of a receiver.

The Company’s subsidiaries include:

	Shareholding percentage	State of incorporation
Name	December 31, 2004
	%
Subsidiaries:
E.V.R. Entertainment Application of Virtual Reality (1994) Ltd. (“E.V.R”)	100	Israel
Technocross Ltd. (“Technocross”)	100	Israel
Telematic - Cross Media Ltd. (“TCM”)	100	Israel
Technoprises Inc.	100	United States

 2.     Principal shareholder:

Apros & Chay M.B. Ltd. owns 30.8% of the Company’s shares as of December 31, 2004.

 3.    Accounting Principles:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

A.  General (cont.):

 4.    Functional Currency:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”). The Company's shares are traded and listed in the Over-the Counter Bulletin Board Market in the United States (under the symbol "TNOLF.OB"). Most of the Company’s future sales will be outside of Israel and will be denominated in dollars. In addition, a substantial portion of the Company’s costs is incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar. Balances in non-dollar currencies are translated into dollars using current exchange rates. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used.

Differences resulting from such translation are charged to the financial income (expenses) in the statements of operations.

 5.    Use of Estimates and Assumptions in the Preparation of the Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Actual results could differ from those estimates.

B.    Principles of Consolidation:

The consolidated financial statements include the accounts of Technoprises Ltd. and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the purchase method. All inter-company balances and transactions have been eliminated upon consolidation.

C.    Cash and cash Equivalents:

Cash and cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are unrestricted.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

D.    Property and Equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and computer equipments	33
Office furniture and equipment	7-15
Leasehold improvements	Over the terms of the lease or the life of the assets, whichever is shorter

E.    Purchased Computer Software:

According to SFAS No. 86 "Accounting for the costs of computer software to be sold, leased or otherwise marketed" (“SFAS No. 86”) the cost of purchased computer software to be sold, leased, or otherwise marketed that has no alternative future use shall be accounted for the same as the costs incurred to develop such software internally. If that purchased software has an alternative future use, the cost would be capitalized when the software is acquired. As of December 31, 2004, the Company did not capitalize any purchased computer software.

F.    Software Development Costs:

Development costs of software that is intended for sale that are incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86.

Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is calculated by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. According to SFAS 86, in the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

As of December 31, 2004 the Company did not capitalize any software development costs.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

G.    Advertising Costs:

The Company expenses advertising costs as incurred.

Advertising costs for the period were $29 thousand.

I.     Deferred Income Taxes:

The Company applies the provisions of SFAS 109 “Accounting for Income Taxes” of the FASB - see Note 12G.

J.    Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and market prices lower than cost. During the reported period no impairments were identified. Cost is determined as follows:

Raw materials, parts and supplies - using the “first-in, first-out” method.

Work-in-progress and finished products - cost of manufacturing with the addition of allocable indirect manufacturing costs.

K.    Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment for Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the reported period, no impairments have been identified.

L.    Earnings (Loss) per shares:

Earnings (loss) per share (“EPS”) were computed in accordance with provisions of SFAS No. 128 (”Earnings per share”). SFAS 128 requires the presentation of both basic and diluted EPS.

Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. For the reported period, all the options and warrants outstanding have been excluded from the calculations because the effect on net loss per share would have been antidilutive.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

M.    Financial Instruments:

1.     Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, current receivables, accounts payable, convertible note, short-term loans and long-term liabilities.

Warrants are priced using a Black-Scholes option pricing model.

In view of their nature, the fair value of the financial instruments included in working capital and in the long-term liabilities of the Company is usually identical or close to their carrying value.

2.    Management of credit risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents.

Cash and cash equivalents are invested in U.S. dollars at major banks in Israel. Management believes that the financial institutions holding the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

With respect to trade receivables, the risk is limited due to the nature and size of the entities which constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties there with.

The Company has no material off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

3.    The application of SFAS No. 133 - “Accounting for Derivatives and Hedging Activities” and related pronouncements and interpretations did not have any material impact on the Company’s consolidated financial statements.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

N.    Stock-based compensation:

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

Pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) by Statement No. 123, and has been determined assuming that the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the Black & Scholes Option Pricing Model.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

N.    Stock-based compensation (cont.):

Period from inception (January 8, 2004) to December 31,
2004
(in thousands, except per share amounts)

Net loss as reported	$(20,411)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	-

Pro forma net loss	$(20,411)

Losses per share:
Basic and diluted - as reported	$(0.18)

Basic and diluted - pro forma	$(0.18)

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

O.    Revenue recognition:

All the Company sales during the reported period consists sales of EVR’s cable modem termination system (CMTS). The CMTS allows for scalability that can increase the customer capacity quickly and within a limited budget.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulleting (SAB) No. 104 and No. 101“Revenue Recognition”. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services were rendered; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

O.    Revenue recognition (cont.):

Contracts and customer purchase orders are used to determine the existence of an arrangement. Delivery occurs when product is delivered to the customer premises. The Company defers revenue associated with these transactions until the delivery has occurred to the customer’s premises. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

P.    Recent issued accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123"). SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement of operations based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1.    A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.    A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In April 2005, the Securities and Exchange Commission postponed the required adoption date of SFAS 123(R) from no later than July 1, 2005 to no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006. The Company plans to adopt SFAS 123(R) using the modified-prospective method.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

P.    Recent issued accounting pronouncements (cont.):

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-An Amendment of ARB No. 43, Chapter 4" ("SFAS 151").

SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provision, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect SFAS 151 to have a material impact on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to changes significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect SFAS 153 to have a material impact on its results of operations and financial condition.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant transactions:

A.    On February 18, 2004, the Company shareholders approved issuance of 88,539,309 ordinary shares of the Company, par value NIS 0.01 each, to the shareholders of “Technocross Ltd.” (formerly: “Technoprises Apros & Chay Ltd.”), a development stage company incorporated on January 8, 2004, and other parties, which following their issuance will equal to 90% of the issued share capital of the Company. In accordance with the issuance of the shares, the Company purchased all of the issued and outstanding share capital of “Technocross Ltd.”, which holds 100% of the issued and outstanding share capital of “TelemAtic-Cross Media Ltd.” (“TCM”), a private Israeli company incorporated in July 2003. At the time of the merger TCM had no asset or liabilities except for a signed agreement with Comverse to purchase the "TV Gate" software thechnology. The closing of the agreement with Comverse was took place at the time of the merger dated February 18, 2004 .21,509,045 shares (a part of the 88,539,309 abovementioned shares) were issued to certain individuals and entities who have contributed technology to Technocross or have a significant role in bringing the agreement into realization. The issue of such shares was charged according to the market price of the shares at the closing date and it comprised as follows:

Expense of $6,309 thousand relating to 19,716,510 shares issued to individuals who were the finders and mediators of the merger agreement was charged to operating expenses and an expense of $575 thousand relating to 1,792,535 shares issued to individuals who contribute software computer technology was charged to purchased computer software since the technology did not reach technological feasibility.

According to the agreement, at the closing date, the Company will have no debts or liabilities of any kind, including but not limited to any liabilities to the tax authorities, employees, former employees or any other third party, nor any cash, cash equivalents or losses for tax purposes. The acquisition has been accounted for as a “reverse acquisition” (recapitalization of Technocross).

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant transactions (cont.):

B.     On December 17, 2003, TelemAtic-Cross Media Ltd. (“TCM”) signed an agreement with Comverse Technology Inc. (“Comverse”) to purchase the “TVGate” software Technology for $1,200 thousand.

The closing of the agreement was took place at the time of the merger, dated February 18, 2004. In exchange for the TVGate software Technology, TCM agreed to pay Comverse $750 thousand in cash as follows: $100 thousand on January 1, 2004 (through Aprose and Chay M.B Ltd.( and the remaining $650 thousand will be paid quarterly in six installments commencing March 31, 2004 through June 30, 2005. The installments will bear no interest. The Company also delivered 2,250,000 ordinary shares of the Company that were issued as part of the reverse acquisition. These shares had a market value of $450 thousand at the time of the agreement. Concurrently with the delivery of the stock certificates, TCM granted to Comverse a put option requiring TCM to purchase the Company's shares for an aggregate amount of $300 thousand. The put option is valid for a period of one year from the date it was actually delivered to Comverse.

These shares are recorded in the balance sheet as "redeemable shares" in accordance with EITF Topic D-98 in the amount of $450 thousand, which is the market price of the shares at the closing date.

Since TVGate software technology has not reached technological feasibility, and has no alternative future uses, the full amount of the acquisition was charged to purchased computer software in the amount of $1,200 thousand according to the fair value of the technology purchased at the time of the acquisition.

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

At the time of the acquisition, the Company could not estimate the necessary time nor the costs in order to complete the TVGate communication platform since the technology is in early stage of development and has yet to reach technological feasibility, therefore the risk associate with the technology is relativly high. There is uncertainty whether the Company will achieve a detailed program design in the near future without any future sales in the short term period.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 - Significant transactions (cont.):

B.    (cont.):

The Company cannot estimate when the revenue from the TVGate project will commence but they are expected to be generated through:

a)    Sales of products utilizing the existing TVGate platform, these include integration of the technology within commercial systems promoted in partnership with complimentary players, including content providers and TV networks, to provide TV messaging.

b)    Sales of enhanced products, including the combination of the TVGate platform with the Emotional Marketing model, enabling the delivery of marketing and other content via TV which meets individual viewer preferences.

c)    The incorporation of the TVGate technologies as an integral component in the overall company vision of full cross-media, enabling the delivery of rich content of any type to the TV.

The Company negotiates with Comverse for a suspension of the agreement due to lack of financing.

During 2005, the company has returned to Comvers all the purchased equipments relating to the TVGate technology. The Company is currently discussing with Comverse as to the resolution of this matter.

C.    On March 3, 2004, the Company completed a private placement of shares and warrants for an aggregate amount of $750 thousand (as part of the 88,539,309 shares that were issued on February 18, 2004).

The Company issued 7,500,000 ordinary shares NIS 0.01 par value each and 7,500,000 warrants divided into three different types (see also Note 11K1). As to liquidating damages - see Note 10C1.

For accounting purposes the issuance was treated in accordance with APB 14 “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”. At the issuance date ,the proceeds amount of the issuance was allocated first to the warrants in the amount of $24 thousand based on their fair value according to Black & Scholes pricing model and the excess amount was allocated to the shares. Since the Company is under an obligation to register the warrants, their fair value is revaluated each reported period, while all the changes in the fair value are recorded as financial income (expense) against liability in accordance with EITF 00-19 “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled In a Company's Own Stock”.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant transactions (cont.):

D.    On April 21, 2004, the Company completed a private placement of an aggregate amount of $2,250 thousand of shares and warrants. The Company issued 22,500,000 ordinary shares NIS 0.01 par value each and 22,500,000 warrants divided into three different types (see also Note 11K1). The net amount raised after the deduction of issuance costs, totaled $1,928 thousand. As to liquidating damages - see Note 10C1.

For accounting purposes the issuance was treated in accordance with APB 14 “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”. At the issuance date, the proceeds amount of the issuance was allocated first to the warrants in the amount of $73 thousand based on their fair value according to Black & Scholes pricing model and the excess amount was allocated to the shares. Since the Company is under an obligation to register the warrants, their fair value is revaluated each reported period, while the changes in the fair value are recorded as financial income (expense) against liability in accordance with EITF 00-19 “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled In a Company's Own Stock”.

E.    On August 24, 2004, the Company acquired 100% of the issued and outstanding share capital of Araneo Ltd. (“Araneo”), pursuanat to a term sheet signed in April 2004. According to the agreement, the Company agreed to acquire 100% of the issued and outstanding share capital of Araneo, a manufacturer of IP-based television and Video On Demand (VOD) set-top boxes, using the Linux operating system. Araneo provides a high-performance user-friendly consumer IP TV box that enhances the television experience by transparently connecting TV to the Internet.

In consideration for all the outstanding shares of Areneo, the Company issued 8,000,000 shares to the previous Araneo's shareholders ordinary shares of the Company with a market value of $2,000 thousand.

On November 28, 2004, by mutual agreement of all parties, the transaction with Araneo's shareholders was canceled and all the issued shares (except of 480,000 shares issued to the finders of the principal agreement as a commitment fee) returned to treasury.

The issuance of shares issued to the finders of the agreement was recorded in the amount of $64 thousand against expenses according to the market price of the share at the closing date. The Company did not record any expenses nor revenues in respect of Araneo, except for the issuance of shares as described above.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant transactions (cont.):

F.    On May 28, 2004 the Company entered in to an agreement to purchase a license and to receive research and development services from Lucent Technologies Inc. (“Lucent”) for developing the DOCSIS 1.0 & DOCSIS 1.1, CMTS (cable modem termination system which allow for scability that can increase the customers capacity), HMG (home media gateway), and CMR (cross media router technology) technologies. The Company is obliged to pay Lucent an aggregate amount equal to $1,890 thousand. As of December 31, 2004, $500 thousand was already paid, and the remaining $1,390 thousand will be paid based on completion of certain “Milestones”. In addition, the Company will pay royalties to Lucent, based on each licensed product which is sold, leased or put into use by the Company or any of its subsidiaries.

Since the purchased software technology did not reach technological feasibility the amount of $500 thousand was expensed as purchased computer software.

The remaining amount will be charged in accordance with the future completion of certain “milestones” explicit in the agreement.

In consideration for the licenses to the patents set forth in the agreement granted from Lucent, the Company will pay Lucent royalties as follows:

-       2% of the fair market value of each product based on such patents which are sold, leased or put into use by any of the affiliates.

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

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant Transactions (cont.):

F.    (cont.):

As of December 31, 2004, the Company did not receive all the necessary source codes from Lucent that will allow to complete the production of the DOCSIS 1.0 CMTS. As a result, the Company has stopped all payments to Lucent under the agreement. On August 31, 2004, the Company sent Lucent a letter notifying of its breach and demanding that they cure such breach by September 8, 2004. On September 2, 2004, the Company received a letter from Lucent notifying that there is a breach of the agreement and that if such breach is not cured within 10 days, Lucent will terminate the agreement. The Company is currently discussing a solution with Lucent.

G.    On May 20, 2004, the Company signed an agreement with a bank to acquire the outstanding debt of approximately $4,000 thousand in Coresma Ltd. (“Coresma”), in a combination of equity and cash. Pursuant to the agreement, the Company has acquired the debt (including charges and floating charges on goodwill, equipment and all assets that secure the debt), in consideration for a purchase price of $1,400 thousand as follows:

1)    $1,300 thousand payable in the Company’s ordinary shares with a per share price on a forward 30-days moving average of the market price after the closing.

2)    Issuance of warrants with an aggregate exercise price of $500 thousand. The number of shares will be determined according to the price of the share on a forward 30-days moving average of the market price after the closing , but not less than $0.10 and not more than $0.30 per share.

3)    $100 thousand payable in cash in four equal monthly payments commencing on November 20, 2004.

On July 27, 2004 the Company issued to the bank 5,200,000 ordinary shares according to the agreement. As of July 2005 the warrants have not yet been issued.

For accounting purposes, the shares issuance was recorded in the amount of approximately $988 thousand, based on the market price of the shares at the closing date.

The issuance of the warrants was not recorded due to its minimal fair value on the grant date according to Black & Scholes Option Pricing Model.

On May 25, 2004, the Company filed with the District Court in Tel-Aviv, Israel, an urgent request to enforce its rights under the bond it acquired from the bank and to appoint a receiver for Coresma. Coresma is now under the administration of a receiver.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant Transactions (cont.):

H.    On July 23, 2004, the Company raised $900 thousand through the issuance of one-year senior convertible note to a group of investors led by Duncan Capital LLC. The issuance costs relating to the note totaled $103 thousand and were recorded as other assets. The note bears interest of 5% per annum and is paid quarterly in cash or in the Company ordinary share commencing September 30, 2004. The holders can convert the note into ordinary shares at a price of $0.10 per share. The note is secured by a first lien on substantially all the Company’s assets.

The note is redeemable at the option of the Company in part or in whole at a redemption price equal to 120% of the face value of the note. In addition, the Company issued to the investors warrants with an exercise price of $0.27 to purchase a number of ordinary shares equal to 75% of the ordinary shares into which the note will be convertible. The holders can exercise the warrant into the Company shares until June 30, 2009 subjected to the conditions of the note. In connection with the transaction, the Company paid the placement agent a commission of 10% of the aggregate cash proceeds in cash and warrants to purchase 10% of the ordinary shares issued in the transaction (assuming conversion of the note and warrant). The commission fee paid to the placement agent was recorded as issuance costs (see Note 4). The issued warrants had minimal value at the issuance date. As to liquidating damages - see Note 10C1.

On August 19, 2004 one of the investors converted his part of the note into 2,011,420 ordinary shares of the Company.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant Transactions (cont.):

H.    (cont.):

The Company accounted for this transaction in accordance with APB No. 14, "Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants", EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations", and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). The proceeds of the convertible note issued with detachable warrants was allocated, based on the fair values of the warrants and shares at the closing date.

No amounts were allocated to the warrants at the time of the transaction, based on the minimal fair value of the warrants at the closing date. The fair value of the warrants was calculated using the Black & Scholes Option Pricing Model with the following assumptions: risk free interest rate of 3.5%, dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 16% and contractual life of the warrant of 5 years. The warrants are revaluated each reporting date and changes in the fair value of the warrants are recorded as a liability against financial expenses (income) in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

The Company recorded a beneficial conversion feature of $800 thousand at the grant date in accordance with EITF 98-5 since the effective conversion price of the note is lower than the market price of the common share at the closing date. The beneficial conversion feature was recorded as a discount on the note and it is amortized over the conversion period.

I.     On June 22, 2004 the Company signed an agreement to issue 7,000,000 ordinary shares to several financial consultants in exchange for their services. The consultants advised the Company with respect of the Company's investor relations activities. The Company agreed to file a registration statement within 90 days from the closing in order to register the shares.

The 7,000,000, shares were issued on July 27, 2004 and the shares issuance was recorded in the amount of $1,680 thousand according to market price of the shares at the closing date in accordance with EITF 96-18"Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

J.    On April 27, 2004 the Company established Technoprises U.S.A. Inc., a wholly owned subsidiary, which is incorporated in the United States. Technoprises U.S.A. concentrates the Company's marketing activity in the U.S. market.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Significant Transactions (cont.):

K.    On May 11, 2004, the Company signed a term sheet with Econor for the purchase of up to $5,000 thousand worth ordinary shares from time to time over the course of 24 months only after the Form F-1 registration will be declared effective . The Company is entitled to request an equity investment by Econor during the 24 month period, pursuant to which the Company will issue ordinary shares to Econor with an aggregate purchase price equal to the equity investment, subject to the market price and associated fees. Such issuance shall be subject to certain restrictions.

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

Note 3 - Property and Equipment, Net:

Composition of assets, grouped by major classifications:

December 31,
2004
(in thousands)
Cost:
Computers and computer equipments	$102
Office furniture and equipment	13
Leasehold improvements	6
121
Accumulated Depreciation:
Computers and computer equipments	19
Office furniture and equipment	1
Leasehold improvements	1
21
Depreciated cost	$100

Depreciation expenses totaled $21 thousand for the period from January 8, 2004 to December 31, 2004.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Other Assets, Net:

On July 23, 2004, the Company raised $900 thousand through the issuance of one-year senior convertible note to a group of investors led by Duncan Capital LLC. The issuance costs relating to the note totaled $103 thousand in their original amount and are comprised as follows as of December 31, 2004:

December 31,
2004
(in thousands)

Issuance costs - original amount	$103
Less - conversion of convertible note	(21)
Less - accumulated amortization of issuance costs (*)	(36)
Total	$46

* The issuance costs are amortized over the term of the note of one year, using the interest method.

Note 5 - Warrants:

On March 3, 2004, the Company completed a private placement of 7,500,000 ordinary shares NIS 0.01 par value each and 7,500,000 warrants divided into three different types, Class A, Class B and Class C purchase warrants for each ordinary share purchased. Each warrant is exercisable to purchase one ordinary share. The per share warrant exercise price is $0.35 per A warrant; $0.15 per B warrant; and $0.50 per C warrant. The A warrants and C warrants are exercisable from and after the issue date and for thirty-six (36) months thereafter. The C warrant may be exercised by a holder of a C warrant only for the same number of warrant shares as such holder exercised for a B warrant. The B warrants will be exercisable commencing on the actual date that a registration statement registering the warrant shares is declared effective, and for the first sixty (60) days of effectiveness of such registration statement.

On April 21, 2004, as a part of a private placement, the Company issued 22,500,000 warrants divided into three different types, Class A, B and C purchase warrants, each of which is exercisable to purchase the equivalent number of common shares purchased by that investor in the private placement. The per share warrant exercise prices are: $0.2 for the A warrant; $0.35 for the B warrant and $0.5 for the C warrant.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Warrants (cont.):

All warrants are first exercisable on the earlier of 65 days after the closing of the private placement transaction or the actual date that a registration statement registering the investors' shares has been declared effective. The A warrants will be exercisable until approximately eight (8) months after that the effective date of the registration statement. Each of the B warrants and C warrants are exercisable until a date approximately thirty-six (36) months after the closing of the private placement. All warrants are subject to certain limitations on their exercise. In addition, a C warrant may be exercised only to the same proportion as the holder has actually exercised an A warrant. The Company has agreed to file a registration statement to register the shares (including the warrant) for resale by the investors.

During the reported period these warrants are outstanding, if the Company shall issue any ordinary shares, debt instrument, warrant, right or option, except for the excepted issuances (as defined in the subscription agreement), prior to the complete exercise of these warrants for a consideration less than the exercise price that would be in effect at the time of such issue, then, and thereafter successively upon each such issue, the exercise price shall be reduced to such other lower issue price.

As a result of subsequent transactions, the exercise price of all warrants issued on March was reduced to $0.1.

For accounting purposes, both issuances were treated in accordance with APB 14 “Accounting for Convertible debt and Debt Issued with Stock Purchase Warrants”. At the issuance date, the proceeds amount was allocated first to the warrants according to Black & Scholes pricing model and the excess amount was allocated to the shares. Since the Company is under an obligation to register the warrants, their fair value is revaluated each reported period, and all the changes in the fair value are recorded as financial income (expense) against liability in accordance with EITF 00-19 “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled In a Company's Own Stock”.

As of December 31, 2004, the fair value of the said warrants was $478 thousand and the Company recorded financial expenses of $381 thousand during the reported period against the warrants.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Loans from Others:

Composition:

December 31,
2004
(in thousands)

(1)$ 140
(2) 75

$215

(1)   On December 20, 2004 the Company received a loan from Apros & Chay M.B. Ltd. at the rate of 12% per annum. The loan will be repaid to the lender with the accrued interest on or before December 20, 2005. Apros & Chay M.B. Ltd. is the main shareholder of the Company.

(2)   The loan received from Bridges & Pipes LLC (“Bridges”) on December 23, 2004, at the rate of 12.5% per annum. The principal of the loan, together with the accrued interest will be repaid on or before June 30, 2005. During the said period, Bridges will have the option to convert the principal amount of the loan including the accrued interest into the shares of the Company held by Unicorp Ltd. (a company controlled by the chairman of the board of directors) at a price of $0.04 per share and in exchange Unicorp will be the owner of the loan.

Note 7 - Convertible note:

As of December 31, 2004, the outstanding balance of the convertible note is comprised as follows (see also Note 2H):

December 31,
2004
(in thousands)
Convertible note:
Par value	$702
Less - beneficial conversion features, net (*)	(348)
$354

(*)   The beneficial conversion features are amortized over the conversion period of one year. Amortization charged to financial expenses was $286 thousand for the reported period.

The issuance costs, which are classified to other assets, are amortized over the term of the note of one year, using the interest method.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Accounts Payable:

Long-term accounts payable represents a provision to directors and officers insurance (Note 10B2) and are comprised as follows:

December 31,
2004
(in thousands)

Fiscal 2005	$60
Fiscal 2006	30
Fiscal 2007	30
Thereafter	60
180

Less - amortized discount based on imputed interest rate of 10%	(45)
Less - current portion of long-term liabilities	(60)
$75

Note 9 - Redeemable Shares:

Represents 2,250,000 puttable shares issued to Comverse (see Note 2B).

Note 10 - Commitments and Contingencies:

A.    Put Options:

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

A.    Put Options (cont):

As to the put option granted by TCM - see Note 2B.

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

The Company estimates the risk associated with such claim as "not probable" and therefore no provision has been recorded.

2)    On June 9, 2004 the Company received a letter from counsel to certain directors of BVR, prior to the transaction between BVR and Technocross, claiming breach of the Company’s obligation to provide Directors and Officers insurance to such directors as set forth in Stock Purchase agreement between BVR and Technocross. As of July 2005, the Company is seeking a resolution to the issue. The Company estimates that it will have to pay $180 thousand in several installments over the next 6 years in respect of the claim. The Company charged an expense of $131 thousand in the reported period in accordance with APB 21 "Interest on Receivables and Payables" as it is the fair value of the commitment based on an imputed interest rate of 10%.

3)    On May 27, 2004, a former employee of Coresma filed a claim against Coresma, EVR and the Company in the Distrrict Labor Court for an aggregate amount of approximately $18 thousand claimed to be due for completion of severance payments and executive insurance deposits which were not paid by Coresma.

On July 20, 2004 the district labor court in Tel-Aviv decided to remove any allegation against the Company and EVR and charged the employee with court expenses.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

B.    Contingent Liabilities (cont.):

4)    On December 30, 2004 a financial claim in the amount of $38 thousand was filed by Red Match Ltd. ("Red Match") in the Magistrate’s Court of Tel Aviv against TCM for amounts owed in respect of services provided by Red Match to TCM. The claim by Red Match arises out a non-binding memorandum of understanding executed by the two companies relating to then contemplated business cooperation by the two companies. TCM filed its answer denying all allegations. In addition, TCM filed a counterclaim against Red Match in the amount of $66 thousand in respect of damages caused to it by Red Match's actions and inaction.

5)    On March 27, 2005, one of the company former attorneys commenced an action in seeking unpaid legal fees in the amount of $41 thousand. The Company denied the complaint's material allegations and alleges as defenses that it was over-billed in unreasonable amounts and otherwise damaged by the law firm's failure to advise properly.

6)    On March 29, 2005, former employees of EVR and certain of the convertible note holders, filed a motion with the District Court in Tel-Aviv for the liquidation of the Company and for the appointment of a temporary court appointed liquidator. On April 18, 2005, the court denied the plaintiffs' motion for the appointment of a temporary liquidator.

Concurrent with this suit, on April 11, 2005, the convertible note holder's plaintiffs filed with the court a separate motion for the appointment of a temporary and permanent receivers for the Company. The Plaintiffs' motion for the appointment of a temporary receiver was denied.

On July 26,2005 the District Court in Tel-Aviv granted for the appointment of a permanent receiver to the Company. The court appointed Mr. Adi Braunstein, an Israeli based attorney, as a receiver for the purpose of enforcing the terms of the note that came due in June 2005. The motion for the appointment of a permanent liquidator for the Company is pending on the court decision which as not been obtained to date. Mr. Braunstein represented the 2004 debentures holders in these legal proceedings.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

C.    Commitments:

1)    The Company has granted certain investors, as part of the March private placement, rights to register their ordinary shares within a specified time period. The Company has an obligation to file a Form F-1 registration statement with the Securities and Exchange Commission for the shares, no later than April 2, 2004. The Company did not file the required registration statement by such date and therefore, pursuant to the subscription agreement with the selling shareholders, the Company is obligated to pay them liquidating damages for each thirty days of delay or part thereof equal to 2% of the greater of the market value of their shares or the purchase price they paid for such shares and their warrants.

The Company has an additional obligation, relating to the April private placement, to file a Form F-1 registration for another group of investors no later than May 19, 2004. The Company did not file the required registration statement by such date and therefore, pursuant to the registration rights agreement with these shareholders, the Company is obligated to pay them liquidating damages equal to 2% of the purchase price they paid, for each thirty days of delay or part thereof.

As a result of the failure to timely register the shares in respect of the March and April privet placements, the Company is obligated to pay liquidating damages amount to approximately $1,382 thousand as of December 31, 2004 and a provision was recorded in the same amount. The Company is currently negotiating with such shareholders to pay the penalties in shares instead of cash payments.

The Company has an obligation to register shares issuable to the bank (see Note 2G) pursuant to an agreement dated May 20, 2004 no later than September 17, 2004.

In addition to the foregoing, the Company is under an obligation to register the shares it issued to Comvers Technologies Inc. in connection with the acquisition of the TVGate technology. To date, the Company has not registered these shares. According to the agreement the Company is not obligated to pay any penalties for such breach since Company granted Comverse a put option requiring TCM to purchase the shares it has issued to Comverse for an aggregate amount of $300 thousand.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

C.    Commitments (cont.):

1)    (cont.)

In connection with the issuance of the convertible note, the Company is required to register the shares underlying the note and the warrant within 45 days of the closing. If the Company will fail to do so, it will have to pay liquidation damages to the holders of approximately 1% of the face of the note for every 30 days of delay. As of December 31, 2004, the liquidation damages totaled $33 thousand and a provision was recorded in the same amount.

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

On July 25, 2004, Unicorp and Cat4view exercised their right under the license and as a result Unicorp and Cat4view will own 17% and 3% of the share capital of TCM, respectively, while the Company will own 80%. After Unicorp and Cat4view exercised their right, the Company’s Board of Directors and Audit Committee approved that instead of the TCM shares, Unicorp and Cat4view will be issued ordinary shares of the Company, having the same value as the TCM shares at the date of issuance. The actual number of ordinary shares, which will be issued to Unicorp and Cat4view will be determined based on a value assessment of TCM and Technoprises.

Based on such valuations of TCM, the Company issued in November 1, 2004, 18,372,023 ordinary shares to Unicorp and 3,242,122 shares to Cat4view against operating expenses in the amount of $3,458 thousand. The expenses were valued according to the market price of the share at the closing date of the exercise right notice.

Unicorp is wholly owned by the Chairman of the Board of Directors and the CEO of the Company. Cat4view is under the control of one of the shareholders of the Company.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

C.    Commitments (cont.):

3)    On June 27, 2004, the Board of Directors resolved to grant Apros & Chay M.B. Ltd. and TCM founders a right to participate in the investment round of the Subscription Agreement, dated April 21, 2004 and to purchase, at a price of $0.10 per share, up to such number of shares which will enable them to maintain their respective shareholdings in the Company, as of prior to the closing of such investment round on terms similar to such agreement. This participation right is subject to the approval of the Audit Committee and the approval Company's shareholders. The audit committee approved such participation right on June 20, 2004. The approval of the shareholders is yet to be obtained to date.

On June 27, 2004, the Board of Directors resolved to grant Apros & Chay M.B. Ltd. and TCM founders a right to participate in the investment round of the Term Sheet, dated June 9, 2004 and to purchase, within a period of six months following the closing of the definitive agreement, a convertible note under terms identical to the terms of the term sheet up to such amount, which will enable such shareholders to maintain their respective shareholdings in the Company as of prior to the closing of such investment. This participation right is subject to the approval of the Company's shareholders, which is yet to be obtained to date.

Since the board of directors and the shareholders of the Company did not give their approval for these rights, no compensations were recorded.

D.    Leases:

The Company rents its offices and vehicles under lease agreement. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2004 were as follows:

	Office facilities	Vehicles

2005	$132	$65
2006	132	65
2007	77	16
	$341	$146

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

E.    Liens:

The Company granted to the holders of the convertible note (see Note 2H) a first lien on substantially all the Company’s assets including all the Company tangible and intangible properties, patent applications, trademark and service mark rights, licenses and all the shares of common stock or any other equity securities held by TCM, EVR and Technocross.

Note 11 - Shareholders' Deficiency:

Share Capital:

A.    On February 18, 2004, the Company’s authorized additional share capital of NIS 1,700,000, divided into 170,000,000 ordinary shares, NIS 0.01 par value each, such that the Company’s authorized share capital would be NIS 2,000,000, divided into 200,000,000 Ordinary Shares, NIS 0.01 par value each.

On May 31, 2004, the Company approved the following changes in the share capital: conversion of shares from NIS 0.01 par value each into non par value shares; increase of the authorized share capital by an additional 300,000,000 ordinary shares. Consequently, as of May 31, 2004 onward, the authorized share capital is comprised of 500,000,000 non par value ordinary shares.

B.    On February 18, 2004, the Company’s shareholders approved issuance of 88,539,309 ordinary shares, NIS 0.01 par value each (see Note 2A - recapitalization of the company).

C.    On March 3, 2004, the Company issued 7,500,000 ordinary shares NIS 0.01 par value each (as part of the 88,539,309, ordinary shares that were issued on February 18, 2004) (Note 2C).

D.    On April 21, 2004 the Company issued 22,500,000 ordinary shares NIS par value each.

E.    On July 27, 2004 the issued to the bank 5,200,000 according to the agreement dated May 20, 2004 in respect of Coresma outstanding debt (Note 2G).

F.    On July 27, 2004 the company issued 7,000,000 ordinary shares to financial consultants in exchange for their services (Note 2I).

G.    On August 19, 2004 the company issued 2,011,420 ordinary shares due to a conversion of a portion from the convertible note.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders' Deficiency (cont.):

Share Capital (cont.):

H.    On August 31, 2004 the company issued 480,000 ordinary shares to the finders of the Araneo transaction (Note 2E).

I.     On December 1, 2004 the company issued 18,372,023 ordinary shares to Unicorp and 3,242,122 ordinary shares to Cat4view (Note 10C2).

J.    Stock option plan:

The Company adopted an Employee Share Option Plan (“ESOP-1998”). The options have an average vesting period of approximately 2 years and expire 5 years subsequent to the date of grant. Each option is exercisable into one ordinary share of the Company, at an exercise price of not less than the fair market value of the ordinary shares on the grant date. Any options cancelled or forfeited before expiration are available for future grants.

A summary of the Company's stock option activity, and related information for the period from inception (January 8, 2004) to December 31, 2004 is as follows:

	Period from inception (January 8, 2004) to December 31, 2004
		Weighted
	Number	average
	of	exercise
	options	price
		$
Options:
Outstanding at the beginning of the period	950,000	5.25
Granted	-	-
Exercised	-	-
Forfeited	(880,000)	5.32
Outstanding at the end of the period	70,000	4.27
Exercisable at December 31, 2004	70,000	4.27

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders' Deficiency (cont.):

J.    Stock option plan (cont.):

The options outstanding as of December 31, 2004, have been separated into exercise price categories as follows:

	Number	Weighted average of	Number	Weighted
	outstanding at	remaining	exercisable at	Average
Exercise	December 31,	contractual	December 31,	Exercise
price	2004	life (years)	2004	Price
$				$

8.25	25,000	1.75	25,000	8.25
2.06	45,000	1.9	45,000	2.06
	70,000	1.83	70,000

K.    Warrants:

1.    On March 3, 2004 as part of a private placement, the Company issued 7,500,000 warrants divided into three different types, Class A, Class B and Class C purchase warrants for each ordinary share purchased. Each warrant is exercisable to purchase one ordinary share. The per share warrant exercise price is $0.35 per A warrant; $0.15 per B warrant; and $0.50 per C warrant. The A warrants and C warrants are exercisable from and after the issue date and for thirty-six (36) months thereafter. The C warrant may be exercised by a holder of a C warrant only for the same number of warrant shares as such holder exercised for a B warrant. The B warrants will be exercisable commencing on the actual date that a registration statement registering the warrant shares is declared effective, and for the first sixty (60) days of effectiveness of such registration statement.

2.    On April 21, 2004, as a part of a private placement, the Company issued 22,500,000 warrants divided into three different types, Class A, B and C purchase warrants, each of which is exercisable to purchase the equivalent number of common shares purchased by that investor in the private placement. The per share warrant exercise prices are: $0.2 for the A warrant; $0.35 for the B warrant and $0.5 for the C warrant.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders' Deficiency (cont.):

K.    Warrants (cont.):

2.    (cont.):

All warrants are first exercisable on the earlier of 65 days after the closing of the private placement transaction or the actual date that a registration statement registering the investors' shares has been declared effective. The A warrants will be exercisable until approximately eight (8) months after that the effective date of the registration statement. Each of the B warrants and C warrants are exercisable until a date approximately thirty-six (36) months after the closing of the private placement. All warrants are subject to certain limitations on their exercise. In addition, a C warrant may be exercised only to the same proportion as the holder has actually exercised an A warrant. The Company has agreed to file a registration statement to register the shares (including the warrant) for resale by the investors.

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

As a result of subsequent transactions, the exercise price of all warrant issued to the investors in the March private placement were reduced to $0.1.

4.     In connection with the Convertible note described in Note 2H, the Company had issued warrants with an exercise price of $0.27 each, to purchase a number of ordinary shares equal to 75% of the ordinary shares into which the note can be converted. The holders can exercise the warrants into the Company shares until June 30, 2009 subjected to the conditions of the note.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income:

A.   Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, taxable income is measured in real terms, in accordance with the changes in the Israeli CPI or in the exchange rate of the U.S. dollar, for a “foreign investment company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

B.    A reconciliation between the theoretical tax expenses, assuming all income is taxable at the statutory of 35% rate applicable in Israel and the actual tax expenses, is as follows:

Period from inception (January 8, 2004) to December 31,
2004
(in thousands)

Loss before taxes on income	$(20,411)
Theoretical tax benefits according to 35% tax rate	(7,144)
Carryforward losses and other temporary differences for which the Company provided an allowance against deferred taxes	6,123
Changes in tax rates in the following years (see also Note 12E)	1,021
Taxes on income in the consolidated statement of operations	$-

C.    Income tax assessments:

According to a tax ruling in January 2004, the Technoprises is no longer entitled to utilize tax losses carry forward for years ending on or before December 31, 2003.

EVR received final tax assessments up to and including the tax year 1999. There are no carryforward operating losses.

Technocross and TCM did not receive final tax assessments since inception.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income (cont.):

D.    Tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

E.    Changes in tax rates:

On June 29, 2004 the law for Amendment of the income tax ordinance (Amendment No. 140), 5764-2004 became effective. Following the effectiveness of this amendment, the income tax applicable to Israeli companies will be gradually reduced from 35% in 2004 to 30% in 2007 and going forward.

F.    Non Israeli Subsidiaries:

Non-Israeli subsidiary in the United States is taxed based upon tax laws in the country of domicile of the respective subsidiary.

G.    Treatment of deferred income taxes:

A valuation allowance has been recorded against deferred tax assets as follows:

Period from inception (January 8, 2004) to December 31,
2004
(in thousands)

Net operating losses carryforward and other temporary differences	$6,123
Valuation allowance	(6,123)
$-

The Company applies the provisions of SFAS 109 “Accounting for Income Taxes” of the FASB. The Company has not created deferred tax asset due to the uncertainty as to whether it will have the required taxable income in the near term to be able to utilize such deferred taxes.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information:

A.    Balance sheet:

Accounts payable and Accruals - Other:

December 31,
2004
(in thousands)

Accrued expenses and other current liabilities	$396
Liquidating damages to investors as a result of inability to file F-1	1,415
Employees and wage-related liabilities	243
Liability to the bank (see Note 2G)	100
Current portion of liability in respect of Directors and Officers insurance (see Note 10B2)	60
Liability in respect of the purchase of the TVGate software technology (see Note 2B)	430
$2,644

B.    Statement of operations:

1.    Purchased computer software:

Period from Inception (January 8, 2004) to December 31,
2004
(in thousands)

Expense in respect of the purchase of the TVGate software Technology (see Note 2B)	$1,200
Expense in respect of the purchase of Lucent technology (see Note 2F)	500
Expense in respect of issuance of shares to individuals who contribute technology to Technocross (see Note 2A)	575

$2,275

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (cont.):

B.    Statement of operations (cont.):

2.    Financial expenses, net:

Period from Inception (January 8, 2004) to December 31,
2004
(in thousands)

Bank charges and interest	$15
Functional currency translation adjustment	41
Revaluation of warrants	381
Convertible note related expenses	342
Liquidation damages to investors as of inability to file F-1	1,415
$2,194

3.    Other expenses:
Period from Inception (January 8, 2004) to December 31,
2004
(in thousands)

Expense in respect of the agreement with the bank (see Note 2G)	1,089
Expense in respect of Directors and Officers insurance	131
Other	120
$1,340

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (cont.):
C. Earnings (loss) per share:
The following table sets forth the computation of basic and diluted net earnings (loss) per share.
Period from Inception (January 8, 2004) to December 31,
2004
(in thousands)
a. Numerator:
Net loss to holders of Ordinary shares	$(20,411)

Numerator for basic and diluted net loss per share - loss available to holders of Ordinary shares	(20,411)

b. Denominator:
Denominator for basic net loss per share - weighted average of shares	113,612

Effect of dilutive securities:
Warrants of ordinary shares	* -

Employee stock options	* -

Dilutive potential Ordinary shares	-

Denominator for diluted net loss per share - weighted average shares and assumed exercise of options	113,612

Basic and diluted net loss per share	$(0.18)

* Anti-dilutive.

Note 14 - Transactions with Related Parties:

A.    The Company recorded an expense of $15 thousand per month as management fee in favor of Apros & Chay M.B. - the main shareholder of the Company.

B.    As the agreement with Unicorp and Cat4view - see Note 10C2.

C.    As to a loan received from a related party - see Note 6.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Subsequent Events:

A.    On January 5, 2005 the Company established Tegrasoft Ltd. ("Tegrasoft"), an Israeli company of which the Company hold 75% of the issued and outstanding shares. The remaining 25% of Tegrasoft share capital held by T.D.C. Computer Suppliers Ltd. ("T.D.C."). Tegrasoft is a service company for the hardware and software computer market and is focused on the sales and marketing of hardware and software products of leading computer hardware companies.

In addition, the Company have agreed that TDC will be entitled, within 36 months of Tegrasoft establishment, to convert its shareholdings of Tegrasoft into shares of Company at an agreed upon valuation based on the per share market price of the share during the three months preceding the date of conversion.

The receiver noted that according to the article of association of the Company, the board needs a minimum of four directors for any material approval, which has yet to be obtained regarding the said transaction.

B.    On January 18, 2005 the company, Tegrasoft the company and BPI Inc. ("BPI"), a Florida based company entered into advisory service agreement pursuant to which BPI will provide marketing services with respect to B2B Business. Under the agreement the Company will issue to BPI 4,166,000 shares on every $6.66 million revenues that Tegrasof will generate during 2005 for up to a maximum of 25 millions shares. If Tegrasof will generate revenues of $60 million in 2005, the Company will issue BPI an additional 5 million shares to BPI.

In February 2005, the parties entered into a supplemental agreement with BPI pursuant to which they undertook to assist in opening 120 points of sale for B2B Busines on a worldwide global basis ("BPI Supplemental Agreement"). Under the BPI Supplemental Agreement, BPI is entitled to 9 million shares upon the entry into a supplementary agreements relating to the opening of points of sale worldwide and an additional 9 million shares upon the opening of the first 60 points of sale.

As of July 2005, the Company issued to BPI 34,000,000 shares in respect of services rendered under the agreement. The Company has also granted BPI limited co-sale rights with respect to 25% of their share holdings in any future sale of the Company securities up to a maximum amount of 15% of such raise.

The receiver noted that according to the article of association of the Company, the board needs a minimum of four directors for any material approval, which has yet to be obtained regarding the said transaction.

TECHNOPRISES LTD.
(Formerly: “B.V.R. TECHNOLOGIES LTD.”)
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Subsequent Events (cont.):

C.    On January 11, 2005 the company received a loan of $75 thousand from Bushido Capital Master Fund L.P. ("Bushido") at the rate of 12.5% per annum. The principal of the loan, together with the accrued interest will be repaid on or before June 30, 2005. During the said period, Bushido will have the option to convert the principal amount of the loan including the accrued interest into the shares of the Company held by Unicorp Ltd. (a company controlled by the chairman of the board of directors) at a price of $0.04 per share and in exchange Unicorp will be the owner of the loan.

D.    As for the appointment of a permanent receiver to the Company - see Note 10B6.